AIFUL CORPORATION

05009278

AIFUL CORPORATION
Tokyo Office
Toho-Hibiya Bldg. (Hibiya Chanter),
1-2-2, Yurakucho, Chiyoda-ku, Tokyo
100-0006 Japan
TEL: 03-4503-6100/FAX: 03-4503-6109
: ir@aiful.co.jp URL: http://www.aiful.co.jp

June 17, 2005

File No. 82-4802
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C.20549

Re: AIFUL CORPORATION - Rule12g3-2(b)

Dear Sir / Madam;

In order for us to comply with the requirements of Rule 12g3-2(b), we, AIFUL CORPORATION (the "Company"), enclose herewith Exhibits 1 through 14, listed in the attached sheet, which are English version, English translations, adequate summaries and/or brief description in English of the documents which were published by the Company in the period up to March 31, 2005 and which are all the documents of the Company required to be furnished to SEC in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

AIFUL CORPORATION

By 深田裕司

Name: Yuji Fukada
Title: Chief of Investor Relations,
Investor Relations Office

Attachments

List of material information made public in Japan from January 1 (**), 2005 to March 31, 2005

	Descriptions	Information (*) Provided to
Exhibit 1.	Consolidated and Non-Consolidated Financial Results for the First Three Quarters of the FY2004 dated January 27, 2005 (English translation)	TSE/OSE
Exhibit 2.	Shelf Registration Statement dated February 7, 2005 (full translation)	DKALFB TSE/OSE
Exhibit 3.	The Reports on Treasury Stock Purchase, each dated January 11, February 9 and March 8, 2005 (brief description in English)	DKALFB TSE/OSE
Exhibit 4.	The Reports on Treasury Stock Purchase, each dated October 8, November 10 and December 15, 2004 (brief description in English) (**)	DKALFB TSE/OSE
Exhibit 5.	Data book (March, 2005) dated January 27, 2005 (English Translation contained)	Public
Exhibit 6.	Press Release dated January 13, 2005 with a title "AIFUL Announce 45th Unsecured Straight Bond Issues" (English translation)	Public
Exhibit 7.	Press Release dated January 27, 2005 with a title "AIFUL Announces Revision of Full-year Results Forecasts" (English translation)	Public
Exhibit 8.	Press Release dated February 7, 2005 with a title "AIFUL Announces Changes in Responsibilities of Directors, Personnel Transfers, and Organizational Changes" (English translation)	Public

EXHIBIT 1

January 27, 2005

Consolidated Financial Results for the First Three Quarters of FY2004

AIFUL Corporation
Stock Code: 8515
(URL http://www.aiful.co.jp)
Representative: Yoshitaka Fukuda, President and Chief Executive Officer
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
TEL (03) 3274-3560
Stock Exchange: Tokyo, Osaka
Headquarters: Kyoto City

I. Items Used to Compile Financial Data for the Third Quarter

1. Company adopted simplified accounting methods (yes/no): No
2. Any differences between the accounting practices used here and those used in preparing consolidated accounts for the previous business year (yes/no): No
3. Changes in the scope of consolidation and change accounted for by the equity method (yes/no): Yes

Details: Two companies added to scope of consolidation (New Frontier Partners Co., Ltd. and Wide Corporation)
Two companies removed from scope of consolidation (Sinwa Co., Ltd. and Sanyo Shinpan Co., Ltd.)

II. Summary of Business Results for the Third Quarter, FY2004 (April 1 – December 31, 2004)

1. Consolidated Operating Results

(In millions of yen - rounded down, except per share data)

	Operating Revenue		Operating Income		Ordinary Income		Net income for the quarter (current)	
3rd quarter, FY2004	387,287	9.2%	102,487	29.5%	102,923	30.4%	56,604	19.2%
3rd quarter, FY2003	354,540	–	79,169	–	78,907	–	47,473	–
Reference: FY2003	473,477	5.3%	112,566	(3.0%)	112,446	0.6%	62,548	4.4%

	Net earnings per share for the quarter (current) (Yen)	Net earnings per share adjusted for latent shares for the quarter (current) (Yen)
3rd quarter, FY2004	599.04	598.96
3rd quarter, FY2003	502.53	–
Reference: FY2003	660.98	–

Note: Figures in the percent columns indicate percentage changes in operating revenue, operating income, ordinary income and net income for the quarter (current) compared with the same period of the previous year.
AIFUL began quarterly disclosure in the first quarter of FY2003, so year-on-year comparisons for the third quarter of FY2003 are not available.

Qualitative Data Concerning Consolidated Business Performance

A. Summary of Results

The Japanese economy continued a modest recovery in the third quarter of FY2004. Though business confidence among large manufacturers fell slightly due to concern about a decline in corporate earnings and exports caused by the rapid rise in crude oil prices and sharp appreciation of the yen, capital expenditures remained robust in all industries and corporate earnings reached all-time highs, especially at major companies.

Although better employment conditions have led to modest improvements in personal spending, the sense of uncertainty about the economy's future has not been completely eliminated. The industry is being increasingly reorganized as banks and foreign-capital companies enter the consumer finance and credit card markets. Credit card companies and mega-banks are involved in business alliances such as capital tie-ups between major consumer finance companies and mega-banks, and foreign-capital banks are buying up credit sales companies. This expansion across industry boundaries has heightened competition for share in the consumer credit market. At the same time, the number of personal bankruptcies (as reported by the Supreme Court), which has a major effect on bad debts, began to show monthly declines year-on-year from November 2003, halting the rise in bad debt expenses.

In this business environment, the AIFUL Group has expanded beyond the consumer finance industry as described earlier, and is aiming to become a comprehensive retail financial services company that targets the entire consumer credit market. The Company has continued to promote diversification of products and sales channels and will sustain its growth by satisfying a wide array of customer needs. Moreover, each company that belongs to the Group has been building brand value based on the unified concept of "A Company for Security and Creation." At the same time, while working together to generate synergistic effects and strengthen the Group, they have also been striving to develop efficient operations.

B. Operations

(1. AIFUL Corporation)

During the third quarter under review, AIFUL's loan business witnessed the company pursuing product diversification strategies in unsecured loans, home equity secured loans, and small business loans to more comprehensively cater to customer needs. These efforts tied into solid progress in loan balances at the end of the period.

A summary by product is as below.

i) Unsecured loans

AIFUL received a total of 407,000 new applications for unsecured loans in the first three quarters of FY2004, a decrease of 1.6% year-on-year, and it acquired a total of 259,000 new customers, down 2.3% year-on-year. Nevertheless, the number of new applications and customers increased in July 2004, recording the first gains in two years and nine months, and new applications were down 0.8% year-on-year while new customers held flat year-on-year in July-December 2004. Consequently, the market appears to be bottoming and there are expectations for a recovery going forward.

AIFUL has been active in web site banner advertising, and the proportion of new customers acquired via the Internet, including personal computers and mobile phones, has expanded steadily to exceed 11.2%.

As a result, unsecured loans outstanding stood at 1,081,381 million yen, up 0.9% year-on-year, at the end of the current third quarter.

ii) Home equity loans and small business loans

AIFUL's diversification strategy involves home equity loans and small business loans, and the Company has positioned these areas as key products in maintaining long term growth potential. As a result of proactive marketing to cater to a whole range of customer needs, loans outstanding in the current third quarter consisted of 339,540 million yen in home equity loans, up 0.6%, and 31,396 million yen in small business loans, up 16.5% year-on-year.

A summary of business other than loan operations follows.

iii) Credit guarantees

The guarantee business is a fee business in which financial institutions guarantee loan products. AIFUL is reinforcing its guarantee business as a new source of revenue. In addition to unsecured and unguaranteed personal loans, the Company has also been active in guarantee operations for small business loans using the expertise it has built up in the provision and screening of small business loans. The entire financial industry is now taking note of the market for loans to small businesses, and AIFUL is becoming more active in it.

As a result of these efforts, at the end of the current third quarter AIFUL's guarantee partners numbered 39 unsecured personal loan companies and 24 small business loan companies, and the balance of guarantees stood at 39,298 million yen, marking steady growth of 62.9% compared with the end of the third quarter last year.

iv) Credit cards

In its independent AIFUL MasterCard credit card business, the Company continues to focus on co-branded cards and is actively striving to acquire new customers, especially younger customers in their 20s.

v) Expansion of channels

The Company has opened 12 stores and closed 14 stores as part of its store network restructuring, bringing the total number of stores to 1,561, with 549 staffed stores and 1,012 non-staffed facilities, at the end of third quarter. In its expansion of deposit and withdrawal channels, the Company entered new partnerships with nine banks including UFJ Bank Limited and two companies with 11,827 ATMs, giving customers access to 75,133 CD/ATMs, including AIFUL's own ATMs. In June 2004, the Company extended the transaction hours for its ATM partnership with IY Bank, which makes it possible to make deposits and withdrawals 23-hours-a-day, increasing convenience for customers.

Bad debt expenses, which rose for a prolonged period, were 74,102 million yen at the end of the current third quarter, down 13.6% compared with the same period last year, as a result of factors such as the impact of a slowdown in the number of personal bankruptcies and an improvement in the unemployment rate. This indicates that bad debt expenses have peaked.

As a result, AIFUL's loans outstanding at the end of the current third quarter stood at 1,452,319 million yen, an increase of 1.1% compared to the third quarter of last year.

(2. LIFE Co., Ltd.)

In the consolidated third quarter, LIFE Co., Ltd. continued to concentrate on making the steady shift in its business portfolio from a low earnings structure to a high earnings structure. This included pouring management resources into credit card shopping, per-item credit,

and consumer finance businesses, with the aim of establishing a stable earnings base.

In April 2004, LIFE moved the responsibility for the overall management of Cash Plaza from the seven nationwide branch offices to the Marketing Division in the Headquarters to strengthen marketing capabilities. This change reinforced information coordination between branch offices and the Headquarters and enabled LIFE to meet customer needs quickly. In addition, the branch offices have created a new system putting one person in charge of promoting credit cards and per-item credit at the individual branch office level in order to strengthen marketing.

In its credit card business, LIFE has begun issuing co-branded cards with supermarkets and menswear chains and plans to steadily expand the number of members. To strengthen cardholder services, LIFE has updated the design and content of customer invoices to turn them into tools of communication with customers. Moreover, it has been improving its point services into a more active service by introducing a bonus point system that rewards higher spending and a system that automatically carries points over to the following business year.

Moreover, as part of its visual identity (VI), the company made LifeCard its corporate brand and adopted a new brand emblem in April 2004 with the aim of establishing a brand image as a credit card company. The new emblem contains the concept of seeking to be a forward-looking company that goes beyond the existing framework and common sense.

The company has begun a new partnership with three banks in order to expand the channels for its cash advance services, meaning that 127,687 CD/ATMs at 495 partner financial institutions and credit card companies may be used.

As a result, the total number of credit card holders at the end of the third quarter rose 680,000 to 11,720,000. The effective use of advertising and the effect of acquiring cards with higher activity rates resulted in a steady rise in card shopping activity rates.

In its per-item credit business, LIFE is working to increase business volume and accumulate prime assets by strengthening and enhancing the efficiency of its sales organization.

In its consumer finance business, LIFE opened eight new branches, bringing the total number of LIFE Cash Plazas to 201. Also, LIFE followed up its LIFE Card Shinjuku Store, a new concept store that showcases the LIFE Card brand, with four new stores in Umeda, Takadanobaba, Shibuya and Matsuyama in its efforts to accelerate acquisition of new customers.

In its guarantee business, LIFE sought to expand bank loan guarantee products, and commenced new partnerships with 22 banks, bringing its number of guarantee partners to 116 banks.

Moreover, Rating and Investment Information, Inc. boosted LIFE's senior long-term debt rating from BBB+ to A− and its short-term debt rating from a− 2 to a− 1 in view of the company's favorable earnings and increased financial stability.

As a result of the foregoing, LIFE's total balance of loans at the current third quarter, installment receivables and credit guarantee installment receivables was 751,049 million yen, up 7.2% with the previous year. This included 178,007 million yen in off-balance sheet receivables resulting from securitization. The breakdown of this figure was as follows: credit card shopping up 10.7% to 87,083 million yen, per-item credit up 13.3% to 195,328 million yen, credit card cash advances up 9.2% to 359,084 million yen, credit guarantee installment receivables down 7.3% to 100,750 million yen, and other businesses down 27.0% to 8,803 million yen.

Meanwhile, volume of business was up 17.5% to 278,685 million yen for credit card shopping, up 20.3% to 118,774 million yen for per-item credit, up 9.1% to 247,338 million yen for loans, including credit card cash advances and Play Cards, and down 3.4% to 21,534 million yen for the guarantees business.

(3. Other Group Companies)

i) Small business loans

Businext was formed jointly by AIFUL and Sumitomo Trust & Banking Co., Ltd., and in April 2004 it constructed a scoring system based on data accumulated thus far to enhance the accuracy of its credit screening. In addition, it has made steady progress in gaining new customers as its direct market (DM) campaign and the improvement in business sentiment have coincided. As a result, at the end of the current consolidated third quarter, loans outstanding stood at 42,293 million yen, up 76.2% compared with the end of the third quarter last year.

Businext's Nagoya branch was opened in October 2004 to better meet the capital needs of sole-proprietors and small and medium-sized businesses in the Chubu area.

City's Corporation has concentrated on acquiring good quality customers by making the most of its human resources and marketing expertise. The company opened 13 new outlets, primarily in the Tohoku region, in response to improved business confidence at small and medium-sized firms and to a broader-based economic recovery. As a result, loans outstanding totaled 41,443 million yen at the end of the third quarter, a strong increase of 39.0% year-on-year.

ii) Consumer finance

Consumer finance companies Happy Credit Corporation, Sinwa Co., Ltd., and Sanyo Shinpan Co., Ltd., merged in April 2004 and commenced operations as Tryto Corporation. As a result of tightening up the granting of credit to provide for an increase in bad debt expenses, loans outstanding stood at 57,033 million yen in the current third quarter.

Tryto Corporation began to offer home equity loans in October 2004, taking advantage of AIFUL's accumulated knowledge to better

meet customer needs.

Also, Wide Corporation, a business concentrated in eastern Japan, was made a subsidiary of AIFUL on June 30, 2004. Wide Corporation is a consumer finance company with a network of 293 branches and a loan balance totaling 95,395 million yen (including 17,000 million yen in off-balance sheet receivables resulting from securitization). With the addition of this company to the AIFUL Group, AIFUL intends to enhance earnings and profitability by pursuing greater business efficiency and synergistic effects.

iii) Servicer

AsTry Loan Services Corporation, a joint venture with Aozora Bank, has concentrated diligently on expanding the claims handled in its management and collection of a range of money claims.

iv) Venture capital

Kokusai Capital Co., Ltd. was renamed New Frontier Partners Co., Ltd. on July 1, 2004. In the company's first deal since it became a subsidiary of AIFUL in August 2004, New Frontier Partners established the "NFP: Strategic Partners Fund" worth 2.21 billion yen with a joint capital injection from the Organization for Small & Medium Enterprises and Regional Innovation and Hitachi Ltd. New Frontier Partners will continue to pursue Group synergies in order to accelerate the development of the AIFUL Group as a comprehensive retail financial services company.

As a result, AIFUL and it subsidiaries had 2,047,569 million yen in outstanding loans, up 9.0% year-on-year, 282,539 million yen in installment receivables, up 12.3%, 140,050 million yen in credit guarantee installment receivables, up 5.5%, and 9,970 million yen in other business, down 20.4%, at the end of the current third quarter. The amounts above include 195,007 million yen in off-balance sheet loans due to securitization (including 111,271 million yen in outstanding loans and 83,736 million yen in installment receivables).

Moreover, AIFUL received approval from the Tokyo District Court on April 26, 2004 to conclude a sponsor agreement with the administrator of TCM Co., Ltd., a company undergoing reorganization, and AIFUL has dispatched a business administrator to the firm. The Tokyo District Court approved a reorganization plan on December 31, 2004, and AIFUL will continue to lend its full support in hastening TCM's reorganization according to this plan.

As a result of the above activities, operating revenue for the current third quarter jumped 9.2%, to 387,287 million yen. Of this amount, AIFUL's non-consolidated operating revenue climbed 1.9% to 255,811 million yen, making up 66.1% of the Group's revenues. LIFE recorded operating revenue of 90,845 million yen, an increase of 8.7% year-on-year, for 23.5% of the Group's revenues. Of that total, 349,316 million yen, or 90.2%, was accounted for by operating interest on loans, 19,278 million yen, or 5.0%, by revenue from installment receivables, 5,178 million yen, or 1.3%, by guarantees revenue, and 13,513 million yen, or 3.5%, by other revenue.

Operating expenses for the AIFUL Group totaled 284,800 million yen, up 3.4% compared to the previous year. Of this amount, AIFUL's non-consolidated operating expenses accounted for 61.4%, or 174,987 million yen, of this total, while LIFE's operating expenses accounted for 27.3%, or 77,798 million yen. Total Group operating expenses can be broken down into 115,913 million yen, or 40.7%, for bad debt expenses, 30,204 million yen, or 10.6%, in financial expenses, 17,311 million yen, or 6.1%, in advertising expenses, 40,561 million yen, or 14.2%, in personnel expenses, and 17,800 million yen, or 6.3%, in commissions paid.

The 1,300 million yen in write-down of consolidation adjustment account accrued with the purchases of LIFE Co., Ltd. was recorded as an operating expense.

As a result of the foregoing, consolidated operating income for the current third quarter rose 29.5% to 102,487 million yen, ordinary income was up 30.4% to 102,923 million yen, and net income increased 19.2% to 56,604 million yen. AIFUL's non-consolidated operating income rose 19.3% to 80,823 million yen, ordinary income climbed 20.0% to 84,494 million yen, and net income rose 37.8%% to 50,060 million yen.

C. Basic Stance with Regard to Corporate Governance and Current Status of Related Policies

AIFUL considers speed in decision-making, the establishment of management supervisory functions, and the reinforcement of compliance and disclosure to be its basic policies for the enhancement of corporate governance. Our corporate governance, operations, management supervisory and internal controls, and risk management systems are as indicated in the diagram below.

Corporate Governance at AIFUL


General Meeting of Shareholders
Auditor
Audit
Articles of Incorporation
Board of Directors' Regulations
Board of Directors' meetings
(Held weekly, speedy decision-making)
Directors (One year term of appointment)
Audit
Board of Auditors' Regulations/
Auditing Standards for Auditors
Board of Auditors
4 auditors
(Includes 3 external auditors)
Meetings
Reports
Branding project
Management/ supervision
Compliance Committee
(Committee Chairman: Representative Director, Committee Members: Include external lawyers
Regulations, etc
Compliance Hotline
(Internal reporting system)
Feedback
Investors
AIFUL divisions
Corporate Planning Headquarters
(Risk Management Committee)
(Information Management Bureau)
Inspection Department (Including auditing of Group companies)
Guidance
Supervision
Internal auditing
Support
Loan Business Div.
(One division each for eastern and western Japan)
Loan Business Dept.
Branch groups
Branches
Auditing and partnership with Group companies
Training Dept.
Education
Investor Relations Office
Opinions of investors
Timely disclosure/ provision of information
PR Dept.
Fund procurement
Finance Div.
Legal Affairs Dept.
Customer Service Center
Guidance/ education
Inquiries
Audit
Participation/advice
Response
External lawyers
Group companies
Directors of each company
Audit
Auditors of each company
Questions, inquiries and complaints
Customers

Status of Corporate Governance Strategies

1. Management Control System and Other Corporate Governance Structures Relating to Management Decision Making, Business Execution and Monitoring

i) Details of Company Organizations and Establishment of Internal Control System, Management Control System and Other Corporate Governance Structures Relating to Management Decision Making, Business Execution and Monitoring at AIFUL

a. Speedy Management Decision-Making

In a measure aimed at speedy management decision-making, the AIFUL Board of Directors meets weekly to fully discuss and examine management issues and business opportunities facing the Company, as well as strategies to address them. Speedy management decisions follow these discussions.

b. Establishment of Management Supervisory Functions

With regard to the management supervisory function, AIFUL employs an auditor system, which has four auditors, including three external auditors. The auditors not only monitor management through attendance at the weekly Board of Directors meetings, but also attend the Compliance Committee and work in close cooperation with the Audit Division, the company internal auditing unit, to establish a preventative auditing system. Moreover, the auditors of the Company and each Group company work in conjunction with the Group Management Department and the Audit Division to establish the auditing system at Group companies as well.

c. Enhancement of Compliance System

In its efforts to enhance legal compliance, AIFUL has had an Inspection Department and Legal Department in place for some time. In addition to this, the Company established a Compliance Committee, which includes lawyers and other external members, with responsibility for questioning the Board of Directors, in April 2002. At monthly meetings, the Compliance Committee gathers risk information, implements preventative measures, and conducts employee education based on the committee guidelines, working to reinforce compliance systems throughout the whole company.

Other steps taken here include the formulation and distribution to each and every Group employee of the "AIFUL Group Ethical Guidelines," as well as the establishment of a hotline in the Personnel and Inspection Departments for discussion of breaches of the guidelines. In addition to the establishment of a new Compliance Hotline in the Legal Department in June 2003, the Company standardized its internal reporting system, establishing a structure that prevents breaches of the law and internal regulations before they happen.

Moreover, AIFUL has also established a Customer Service Center within the Legal Department to respond promptly to customer inquiries and complaints, with the aim of increasing customer satisfaction and reinforcing the legal compliance system, which includes guidance and education for the Marketing Department in cooperation with the Compliance Committee.

d. Enhancing Disclosure

AIFUL believes that appropriate disclosure of business information will allow external stakeholders to more effectively exercise their role in monitoring management and will make corporate governance more efficient. Based on this principle of aiming for highly transparent management, AIFUL strives to provide full disclosure that is timely and easy to understand. Its activities include maintaining an investor relations web site, disclosing information through press releases, settlement data books and similar materials, as well as providing information and briefings for the domestic and foreign mass media, investors and analysts. AIFUL also provides regular feedback to Board of Directors' meetings and departmental managers on the opinions and desires of investors.

ii) Establishment Status of Risk Management System

With regard to its risk management system, AIFUL has established a system in which the Risk Management Committee within the Corporate Planning Headquarters primarily gathers information on latent and apparent risk within the Company, and conducts crisis management in cooperation with related departments, including the Investor Relations Office, Public Relations Department and Legal Department. Moreover, the Company has launched a personal information disclosure project to address this problem, establishing a comprehensive system to prevent the disclosure of personal information.

2. Existence of Personal, Financial, Business or Any Other Beneficial Relationship Between the Company, and the External Directors, External Auditors and the Auditors of the Company

There is no business or other beneficial relationship between the Company and its external auditors. There is no special beneficial relationship between the Company and its auditing firm, which is the auditor, or its employees who take part in auditing.

(2) Consolidated Financial Position

(In millions of yen - rounded down, except where noted)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio (%)	Shareholders' Equity per Share (Yen)
3rd quarter, FY2004	2,539,649	597,015	23.5	6,327.37
3rd quarter, FY2003	2,361,971	530,654	22.5	5,617.31
Reference: FY2003	2,332,761	547,503	23.5	5,794.58

(3) Consolidated Cash Flows

(In millions of yen - rounded down, except where noted)

	Cash flow from Operating Activities	Cash flow from Investing Activities	Cash flow from Financing Activities	Cash and Cash Equivalents at the End of the Period
3rd quarter, FY2004	(44,665)	3,793	83,417	138,217
3rd quarter, FY2003	(41,783)	36,985	47,237	174,035
Reference: FY2003	(42,734)	6,370	3,097	98,329

Qualitative Information on Changes in Consolidated Finances

Assets

Loans totaled 1,936,297 million yen, an increase of 10.8% over the previous year. This was primarily due to steady increases in Group loans. AIFUL's loans amounted to 1,452,319 million yen, LIFE's loans stood at 264,812 million yen, Businext's loans totaled 42,293 million yen, and City's loans were 41,443 million yen. Installment receivables rose 17.2% year-on-year to 198,802 million yen, due to the steady progress made by the credit card shopping and per-item credit businesses at LIFE Co., Ltd.

Meanwhile, credit guarantee installment receivables rose 5.5% to 140,050 million yen as a result of AIFUL and LIFE's active promotion of its guarantees business for loan products handled by financial institutions. While allowance for bad debt decreased due to signs that bad debt had peaked, the acquisition of new consolidated subsidiaries increased allowance for bad debt 5.6%, to 156,808 million yen. (Consolidated loans and installment receivables do not include 111,271 million yen in loans and receivables and 83,736 million yen in installment receivables taken off the balance sheet by LIFE's and Wide Corporation's securitization of receivables.) Adjustment for consolidated accounts was 11,440 million yen.

Liabilities

Total capital procured, including debt, commercial paper and bonds, was 1,666,674 million yen. This was due to an increase in financing to correspond with the steady increase in AIFUL, LIFE, Businext and City's operating receivables.

Shareholders' Equity

Consolidated shareholders' equity at the end of the current third quarter was 597,015 million yen, and the equity ratio stood at 23.5%. AIFUL's non-consolidated shareholders' equity was 565,842 million yen, and AIFUL's shareholders' equity ratio is 28.7%.

Cash Flows

Despite a decrease in outstanding loans, consolidated cash and cash equivalents stood at 138,217 million yen at the end of the current third quarter, an increase of 39,887 million yen compared with the previous year, due to capital procurement through the issuance of bonds.

Cash flow from operating activities

Despite net income before income taxes of 97,369 million yen, operating activities used net cash of 44,665 million yen, compared to 41,783 million yen a year earlier, due to an increase in loans and other operating receivables and to the payment of income taxes.

Cash flow from investing activities

Net cash provided by investing activities totaled 3,793 million yen, compared to 36,985 million yen in the previous period, due to the acquisition of fixed assets and new consolidated subsidiaries as well as the collection of loans.

Cash flow from financing activities

Cash flow from financing activities came to 83,417 million yen, compared with 47,237 million yen a year earlier, due to direct and indirect procurement.

3. FY2004 consolidated earnings forecasts (April 1, 2004 - March 31, 2005)

Qualitative information about earnings forecasts

AIFUL made favorable progress in the third quarter toward its FY2004 earnings forecasts announced on November 4, 2004. Further, the Company now expects consolidated net income to grow 14.6% year-on-year to 71,661 million yen, representing an 8.0% upward revision of its previous forecast of a 6.1% increase to 66,337 million yen, as a result of tax exemptions on reserves with a change in the equity interest of a principal shareholder in AIFUL.

Supplemental material

1. Consolidated balance sheets

(Unit: ¥million, %)

Category	3rd quarter, FY2004 (As of December 31, 2004)	3rd quarter, FY2003 (As of December 31, 2003)	Change		Reference: End-FY2003 (As of March 31, 2004)
	Amount	Amount	Amount	%	Amount
(Assets)					
I Current assets					
Cash and cash equivalents	138,401	174,623	(36,222)	(20.7)	99,163
Loans	1,936,297	1,748,151	188,146	10.8	1,786,940
Installment receivables	198,802	169,661	29,141	17.2	154,285
Credit guarantee installment receivables	140,050	132,799	7,250	5.5	133,610
Deferred tax assets	24,431	26,966	(2,534)	(9.4)	29,311
Other	74,984	69,554	5,429	7.8	87,676
Allowance for bad debts	(136,229)	(126,789)	(9,439)	7.4	(126,918)
Total current assets	2,376,739	2,194,968	181,771	8.3	2,164,068
II Fixed assets					
Tangible fixed assets	48,095	46,073	2,022	4.4	45,479
Intangible fixed assets	32,668	39,777	(7,108)	(17.9)	36,131
Consolidation adjustment account	11,440	19,346	(7,905)	(40.9)	14,370
Other	21,227	20,431	796	3.9	21,760
Investment and other fixed assets	81,658	80,622	1,036	1.3	86,582
Bankruptcy claims	28,241	23,899	4,341	18.2	23,660
Deferred tax assets	11,508	16,690	(5,182)	(31.1)	14,782
Other	62,489	61,764	724	1.2	66,978
Allowance for bad debts	(20,579)	(21,732)	1,152	(5.3)	(18,838)
Total fixed assets	162,423	166,472	(4,049)	(2.4)	168,193
III Deferred assets	486	530	(43)	(8.2)	499
Total assets	2,539,649	2,361,971	177,678	7.5	2,332,761
(Liabilities)					
I Current liabilities					
Credit guarantees payable	140,050	132,799	7,250	5.5	133,610
Short-term debt	99,143	83,811	15,332	18.3	57,034
Current portion of bonds	84,000	135,000	(51,000)	(37.8)	90,000
Current portion of long-term debt	439,085	396,476	42,609	10.7	408,204
Reserve for accrued bonuses	2,093	1,884	208	11.1	3,878
Gains on deferred installments	13,722	12,169	1,552	12.8	10,826
Other	112,707	109,429	3,278	3.0	99,778
Total current liabilities	890,802	871,570	19,232	2.2	803,332
II Long-term liabilities					
Bonds	331,000	345,000	(14,000)	(4.1)	365,000
Long term debts	693,444	585,928	107,516	18.3	588,572
Allowance for retirement benefits for employees	2,212	2,764	(551)	(20.0)	2,417
Allowance for retirement benefits for directors	1,402	1,254	148	11.8	1,262
Other	18,563	20,479	(1,915)	(9.4)	19,989

Total long-term liabilities	1,046,624	955,427	91,197	9.5	977,243
Total liabilities	1,937,427	1,826,997	110,429	6.0	1,780,575
(Minority interests)					
Minority interests	5,206	4,319	887	20.5	4,681
(Shareholders equity)					
I Common stock	83,317	83,317	—	—	83,317
II Additional paid-in capital	104,144	104,125	18	0.0	104,125
III Consolidated retained earnings	408,533	342,630	65,903	19.2	357,705
IV Differences in evaluation of other marketable securities	4,632	2,637	1,994	75.6	4,417
V Treasury stock	(3,612)	(2,056)	(1,555)	75.6	(2,062)
Total shareholders' equity	597,015	530,654	66,361	12.5	547,503
Total Liabilities, minority interests and shareholders' equity	2,539,649	2,361,971	177,678	7.5	2,332,761

2. Consolidated statements of income

(Unit: ¥million, %)

Item	3rd quarter, FY2004 (As of December 31, 2004)	3rd quarter, FY2003 (As of December 31, 2003)	Change		Reference: End-FY2003 (As of March 31, 2004)
	Amount	Amount	Amount	%	Amount
I Operating revenue	387,287	354,540	32,747	9.2	473,477
Interest on loans to customers	349,316	321,395	27,921	8.7	429,512
Credit card revenue	6,635	6,122	513	8.4	8,140
Per-item credit revenue	12,643	12,114	528	4.4	15,508
Credit guarantee revenue	5,178	4,045	1,132	28.0	5,562
Other	13,513	10,861	2,652	24.4	14,754
II Operating expenses	284,800	275,370	9,429	3.4	360,911
Financial expenses	30,204	28,776	1,428	5.0	38,164
Cost of sales	116	137	(20)	(15.0)	137
Other operating expenses	254,479	246,457	8,021	3.3	322,610
Operating income	102,487	79,169	23,317	29.5	112,566
III Non-operating income	1,331	747	584	78.2	1,040
IV Non-operating expenses	894	1,008	(114)	(11.3)	1,160
Ordinary income	102,923	78,907	24,016	30.4	112,446
V Extraordinary income	594	4,824	(4,230)	(87.7)	4,957
VI Extraordinary losses	6,149	3,379	2,769	81.9	13,589
Net income before income taxes	97,369	80,352	17,016	21.2	103,814
Taxes	40,239	32,586	7,653	23.5	41,016
Minority interest income/loss	524	292	231	79.2	250
Net income	56,604	47,473	9,131	19.2	62,548

3. Consolidated statements of cash flows

(Unit: ¥million, %)

	Category	3rd quarter, FY2004 (As of December 31, 2004)	3rd quarter, FY2003 (As of December 31, 2003)	Reference: End-FY2003 (As of March 31, 2004)
		Amount	Amount	Amount
I	Cash flow from operating activities			
	Net income before taxes for previous quarter	97,369	80,352	103,814
	Depreciation and amortization	9,144	5,477	7,863
	Increase (decrease) in allowance for bad debts	3,131	16,391	13,626
	Decrease (increase) in loans to customers	(84,323)	(77,370)	(116,158)
	Decrease (increase) in installment receivables	(44,518)	(21,804)	(6,428)
	Other	18,955	12,968	12,364
	Subtotal	(242)	16,015	15,081
	Payments for corporate and other taxes	(44,587)	(57,918)	(57,955)
	Other	164	119	139
	Cash flow from operating activities	(44,665)	(41,783)	(42,734)
II	Cash flow from investing activities			
	Funds used for purchase of intangible fixed assets	(4,583)	(6,097)	(8,921)
	Other	789	43,083	15,291
	Cash flow from investing activities	(3,793)	36,985	6,370
III	Cash flow from financing activities			
	Increase in short-term debts	661,494	468,138	657,558
	Repayment of short-term debt	(628,210)	(439,691)	(655,888)
	Increase in long-term debt	475,904	389,743	541,283
	Repayments of long-term debt	(393,254)	(391,442)	(528,609)
	Cash from issue of corporate bonds	49,685	59,662	79,531
	Loss on redemption of bonds	(90,000)	(32,000)	(77,000)
	Other	7,798	(7,172)	(13,777)
	Cash flow from financing activities	83,417	47,237	3,097
IV	Effect of exchange rate changes on cash and cash equivalents	(13)	(47)	(47)
V	Increase (decrease) in cash and cash equivalents	34,944	42,391	(33,313)
VI	Balance of cash and cash equivalents at the beginning of period	98,329	131,643	131,643
VII	Increase in cash and cash equivalents from new consolidations	4,943	-	-
VIII	Balance of cash and cash equivalents at the end of the third quarter	138,217	174,035	98,329

4. Results of operations (Consolidated)

(1) Operating revenue (Unit: ¥million, %)

Item		3rd quarter, FY2004 (As of December 31, 2004)		3rd quarter, FY2003 (As of December 31, 2003)		Reference: End-FY2003 (As of March 31, 2004)	
		Amount	%	Amount	%	Amount	%
Interest on loans to customers		349,316	90.2	321,395	90.7	429,512	90.7
	Unsecured loans	291,308	75.2	268,432	75.7	358,142	75.6
	Secured loan	42,181	10.9	41,009	11.6	55,022	11.6
	Small business loans	15,827	4.1	11,953	3.4	16,348	3.5
Credit card revenue		6,635	1.7	6,122	1.7	8,140	1.7
Per-item credit revenue		12,643	3.3	12,114	3.4	15,508	3.3
Credit guarantee revenue		5,178	1.3	4,045	1.2	5,562	1.2
Financial revenue - other		115	0.0	78	0.0	95	0.0
	Interest on deposit	1	0.0	6	0.0	7	0.0
	Interest on securities	0	0.0	1	0.0	1	0.0
	Interest on loans	89	0.0	41	0.0	47	0.0
	Other	23	0.0	29	0.0	39	0.0
Operating revenue - other		13,398	3.5	10,782	3.0	14,658	3.1
	Sales of property	—	—	50	0.0	50	0.0
	Revenue from operational investment securities	5,867	1.5	5,108	1.5	6,778	1.4
	Other	7,530	2.0	5,623	1.6	7,830	1.7
Total operating revenue		387,287	100.0	354,540	100.0	473,477	100.0

Note: "Other" within "Other operating revenue" is comprised of card membership fees, etc.

(2) Other information

Item		3rd quarter, FY2004 (As of December 31, 2004)	3rd quarter, FY2003 (As of December 31, 2003)	Reference: End-FY2003 (As of March 31, 2004)
Loans outstanding	(Unit: ¥million)	2,047,569	1,879,182	1,907,655
	Unsecured loans	1,590,740	1,459,830	1,477,430
	Secured loans	345,276	340,937	346,183
	Small business loans	111,552	78,414	84,041
Number of accounts		3,742,856	3,506,370	3,520,240
	Unsecured loans	3,572,728	3,358,332	3,366,615
	Secured loans	97,286	92,441	94,474
	Small business loans	72,842	55,597	59,151
Number of branches		2,282	1,974	1,978
	Staffed branches	873	812	813
	Unstaffed branches	1,409	1,160	1,164
	Branches for secured loans	0	2	1
Number of automated loan machines		2,130	1,851	1,855
Number of ATMs		138,331	130,747	132,148
	AIFUL ATMs	2,274	2,045	2,046
	Partnering ATMs	136,058	128,702	130,102
Number of employees		6,588	6,129	5,969

Note: Figures for loans outstanding and number of accounts do not include claims in bankruptcy, etc. However, figures do include off-balance-sheet loans outstanding from receivables factoring worth 111,271 million yen at the end of the third quarter of FY2004, 131,030 million yen at the end of the third quarter of FY2003, and 120,715 million yen at the end of FY2003.

January 27, 2005

Non-Consolidated Financial Results for the First Three Quarters of FY2004

AIFUL Corporation
Stock Exchange: Tokyo, Osaka
Stock Code: 8515
Headquarters: Kyoto City
(URL http://www.aiful.co.jp)
Representative: Yoshitaka Fukuda, President and Chief Executive Officer
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
TEL: (03) 3274-3560

I. Items Used to Compile Financial Data for the Third Quarter

1. Company adopted simplified accounting methods (yes/no): No
2. Any differences between the accounting practices used here and those used in preparing consolidated accounts for the previous business year (yes/no): No

II. Summary of Business Results for the Third Quarter of FY2004 (April 1 – December 31, 2004)

1. Non-consolidated Business Performance

(In millions of yen - rounded down, except per share data)

	Operating Revenue		Operating Income		Ordinary Income		Net income for the quarter (current)	
3rd quarter, FY2004	255,811	1.9%	80,823	19.3%	84,494	20.0%	50,060	37.8%
3rd quarter, FY2003	251,084	–	67,755	–	70,429	–	36,321	–
Reference: FY2003	334,977	3.2%	95,238	(10.9%)	98,932	(7.6%)	53,086	(4.0%)

	Net earnings per share for the quarter (current) (Yen)	Net earnings per share adjusted for latent shares for the quarter (current) (Yen)
3rd quarter, FY2004	529.77	529.71
3rd quarter, FY2003	384.48	–
Reference: FY2003	560.82	–

Note: Figures in the percent columns indicate percentage changes in operating revenue, operating income, ordinary income and net income for the quarter (current) compared with the same period of the previous year.
AIFUL began quarterly disclosure in the first quarter of FY2003, so year-on-year comparisons for the third quarter of FY2003 are not available.

2. Non-consolidated Financial Position

(In millions of yen - rounded down, except where noted)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio (%)	Shareholders' Equity per Share (Yen)
3rd quarter, FY2004	1,969,752	565,842	28.7	5,996.99
3rd quarter, FY2003	1,900,470	504,453	26.5	5,339.96
Reference: FY2003	1,870,075	522,904	28.0	5,534.17

III. FY2004 earnings forecasts (April 1, 2004 - March 31, 2005)

Qualitative information about earnings forecasts

AIFUL made favorable progress in the third quarter toward its FY2004 earnings forecasts announced on November 4, 2004. Further, the Company now expects net income to grow 22.0% year-on-year to 64,787 million yen, representing an 8.7% upward revision of its previous forecast of a 12.3% increase to 59,623 million yen, as a result of tax exemptions on reserves with a change in the equity interest of a principal shareholder in AIFUL.

EXHIBIT2

(Full Translation)

SHELF REGISTRATION STATEMENT

AIFUL CORPORATION

(504043)

<Cover Page>

Shelf Registration Number	17-Kanto 15
Name of the Document:	Shelf Registration Statement
Addressee:	The Director-General of the Kanto Local Finance Bureau
Date of Submission:	February 7, 2005
Corporate Name:	AIFUL *Kabushiki Kaisha*
Corporate Name in English	AIFUL CORPORATION
Name and Title of Representative:	Yoshitaka Fukuda: President and Representative Director
Location of Head Office:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
Telephone Number:	075 (201) 2000 (Switch)
Name of Person to Contact:	Takashi Koumoto, Director, Accounting Department
Location of Nearest Office to Contact:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
Telephone Number:	075 (201) 2000 (Switch)
Name of Person to Contact:	Takashi Koumoto, Director, Accounting Department
Kind of Securities to be Offered for Subscription Covered by this Shelf Registration Statement:	Bonds
Period during which the Bonds may be Issued:	For two years commencing on the date on which this Shelf Registration Statement is to be effective (from February 15, 2005 to February 14, 2007).
Amount of the Bonds which may be issued during the above-mentioned period:	¥300,000 million
Matter Concerning Stabilization:	Not applicable.

Place(s) for Public Inspection:	AIFUL Corporation, Tokyo Branch ((5th Floor of Tokyo Ekimae Bldg.) 1-5, Yaesu 2-chome, Chuo-ku, Tokyo)
	Tokyo Stock Exchange (2-1, Nihonbashi-Kabutocho, Chuo-ku, Tokyo)
	Osaka Securities Exchange (8-16, Kitahama 1-chome, Chuo-ku, Osaka)

PART I INFORMATION CONCERNING THE SECURITIES

I. TERMS AND CONDITIONS OF OFFERING FOR SUBSCRIPTION

Matters other than those described below shall be stated in the "Amendment to the Shelf Registration Statement" or the "Supplemental Document to the Shelf Registration Statement" each time when the securities will be acquired through each offering.

1. Newly Issued Bonds

Undetermined

2. Undertaking of the Bonds and Commission of the Management of the Bonds

Undetermined

3. Use of Proceeds from this New Issue

(1) Amount of proceeds from this new issue

Undetermined

(2) Use of proceeds

To be applied for the funds for lending loans and the funds for repayment of the borrowings of the Company.

II. TERMS AND CONDITIONS OF SECONDARY OFFERINGS

Not applicable.

III. OTHER MATTER(S) TO BE STATED

Not applicable.

PART II INFORMATION FOR REFERENCE

I. DOCUMENTS FOR REFERENCE

As for matters such as the outline of the issuer and the outline of the business provided for in Article 5, Paragraph 1, Item 2 of the Securities and Exchange Law, see the following documents:

(1) Annual Securities Report and attached documents therewith

For the 27th business term from 1st April, 2003 to 31st March, 2004 filed with the Director-General of the Kanto Local Financial Bureau as of June 28, 2004

(2) Semi-Annual Securities Report:

During the 28th interim business term from 1st April, 2004 to 30th September, 2004 filed with the Director-General of the Kanto Local Financial Bureau as of December 10, 2004

II. SUPPLEMENTAL INFORMATION TO THE DOCUMENTS FOR REFERENCE

Regarding to "Risks in Business, etc." that is included as a document for reference in the Annual Securities Report referred to above, there has been no change and other events that have occurred during the period from the filing date of such Annual Securities Report to the filing date of this Shelf Registration Statement, February 7, 2005.

Also, such Annual Securities Report includes forward looking statements. As of the filing date of this Shelf Registration Statement, there is no change in the judgment concerning such statements, and there exists no further forward looking statements which must be made herein.

III. PLACE(S) WHERE THE DOCUMENTS FOR REFERENCE ARE MADE AVAILABLE FOR PUBLIC INSPECTION

AIFUL Corporation, Head office
(381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto)

AIFUL Corporation, Tokyo Branch
(5th Floor of Tokyo Ekimae Bldg.) 1-5, Yaesu 2-chome, Chuo-ku, Tokyo

Tokyo Stock Exchange
2-1, Nihonbashi-Kabutocho, Chuo-ku, Tokyo

Osaka Securities Exchange
8-16, Kitahama 1-chome, Chuo-ku, Osaka

PART III INFORMATION CONCERNING GUARANTOR, ETC.

Not applicable.

EXHIBIT3

(Brief Description in English)

The Reports on Treasury Stock Purchase

AIFUL CORPORATION

(504043)

The Reports on Treasury Stock Purchase, each dated January 11, February 9 and March 8, 2005, respectively (together, the "Reports"), in connection with the open market purchase of treasury stock for the purpose of transfer to directors and employees (see Note below)

The Reports show that treasury stock purchase has been made during the period from December 1, 2004 to February 28, 2005 as follows:

	Date	Number of Shares
	December 1, 2004	28,000
	December 2, 2004	28,000
	December 3, 2004	24,450
	December 6, 2004	20,000
Total	-	100,450

Note:

Under the Securities and Exchange Law, a report on treasury stock purchase is required to be filed with the authority in connection with the open market purchase of treasury stock of a listing company.

EXHIBIT4

(Brief Description in English)

The Reports on Treasury Stock Purchase

AIFUL CORPORATION

(504043)

The Reports on Treasury Stock Purchase, each dated October 8, November 10 and December 15, 2004 (together, the "Reports") in connection with the open market purchase of treasury stock for the purpose of transfer to directors and employees (Notes)

The Reports show that treasury stock purchase has been made during the period from September 1, 2004 to November 30, 2004 as follows:

	Date	Number of Shares
	November 24, 2004	29,000
	November 25, 2004	27,000
	November 26, 2004	28,000
	November 29, 2004	13,050
	November 30, 2004	22,500
Total	-	119,550

Note:

(1) Under the Securities and Exchange Law, a report on treasury stock purchase is required to be filed with the authority in connection with the open market purchase of treasury stock of a listing company.

(2) The Company submitted the English summary of these Reports to the U.S. Securities Exchange Commission with its letter dated April 5, 2005 under Rule 12g3-2(b), and hereby amend the substance of these Reports as stated above.

EXHIBIT5

2005年3月期（2004年12月）　第3四半期データブック

Data Book (Third Quarter Report for the fiscal year ending March. 2005)

アイフル株式会社

AIFUL CORPORATION

1. 主要利益指標 *(Review of Profit／Group & AIFUL)*

(1)連結(*Consolidated*)

項 目		年/決算月(*Fiscal Year*)		03/12	増減率(yoy%)	04/3	増減率(yoy%)	04/9	増減率(yoy%)	04/12	増減率(yoy%)	2005/3(*E*)	増減率(yoy%)
営業収益	(百万円)	*Operating Revenue*	*(¥ Million)*	354,540	-	473,477	5.3	256,404	8.9	387,287	9.2	517,569	9.3
営業費用	(百万円)	*Operating Expenses*	*(¥ Million)*	275,370	-	360,911	8.2	190,520	0.6	284,800	3.4	386,147	7.0
営業利益	(百万円)	*Operating Income*	*(¥ Million)*	79,169	-	112,566	-3.0	65,884	43.3	102,487	29.5	131,423	16.8
経常利益	(百万円)	*Ordinary Income*	*(¥ Million)*	78,907	-	112,446	0.6	65,613	44.3	102,923	30.4	132,000	17.4
当期純利益	(百万円)	*Net Income*	*(¥ Million)*	47,473	-	62,548	4.4	32,715	18.6	56,604	19.2	71,661	14.6
総資本	(百万円)	*Total Assets*	*(¥ Million)*	2,361,971	-	2,332,761	2.2	2,506,533	7.9	2,539,649	7.5	2,604,152	11.6
株主資本	(百万円)	*Shareholders' Equity*	*(¥ Million)*	530,654	-	547,503	12.7	577,377	12.6	597,015	12.5	613,970	12.1
一株当たり当期純利益	(円)	*EPS*	*(¥)*	502.53	-	660.98	3.7	346.18	18.5	599.04	19.2	758.37	14.7
一株当たり株主資本	(円)	*BPS*	*(¥)*	5,617.31	-	5,794.58	12.7	6,107.79	12.5	6,327.37	12.6	6,507.05	12.3
株主資本比率	(%)	*Equity Ratio*	*(%)*	22.5	-	23.5	*2.2*	23.0	*1.0*	23.5	*1.0*	23.6	*0.1*
株主資本当期純利益率	(%)	*ROE*	*(%)*	12.4	-	12.1	*-1.1*	11.6	*0.6*	13.1	*0.7*	12.3	*0.2*
総資本当期純利益率	(%)	*ROA*	*(%)*	2.7	-	2.7	*-0.1*	2.7	*0.3*	3.1	*0.4*	2.9	*0.2*

注) 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

(2)単体(*AIFUL*)

項 目		年/決算月(*Fiscal Year*)		03/12	増減率(yoy%)	04/3	増減率(yoy%)	04/9	増減率(yoy%)	04/12	増減率(yoy%)	2005/3(*E*)	増減率(yoy%)
営業収益	(百万円)	*Operating Revenue*	*(¥ Million)*	251,084	-	334,977	3.2	169,969	1.9	255,811	1.9	340,052	1.5
営業費用	(百万円)	*Operating Expenses*	*(¥ Million)*	183,328	-	239,739	10.1	117,007	-6.9	174,987	-4.5	233,225	-2.7
営業利益	(百万円)	*Operating Income*	*(¥ Million)*	67,755	-	95,238	-10.9	52,961	28.6	80,823	19.3	106,826	12.2
経常利益	(百万円)	*Ordinary Income*	*(¥ Million)*	70,429	-	98,932	-7.6	54,686	28.3	84,494	20.0	112,000	13.2
当期純利益	(百万円)	*Net Income*	*(¥ Million)*	36,321	-	53,086	-4.0	30,189	42.0	50,060	37.8	64,787	22.0
総資本	(百万円)	*Total Assets*	*(¥ Million)*	1,900,470	-	1,870,075	-1.9	1,988,406	4.1	1,969,752	3.6	2,037,436	8.9
株主資本	(百万円)	*Shareholders' Equity*	*(¥ Million)*	504,453	-	522,904	11.1	550,234	12.0	565,842	12.2	581,903	11.3
一株当たり当期純利益	(円)	*EPS*	*(¥)*	384.48	-	560.82	-4.7	319.46	41.9	529.77	37.8	685.63	22.3
一株当たり株主資本	(円)	*BPS*	*(¥)*	5,339.96	-	5,534.17	11.1	5,820.66	11.9	5,996.99	12.3	6,167.20	11.4
一株当たり配当金	(円)	*Cash Dividends per Share*	*(¥)*	-	-	60.00	0.0	30.00	0.0	-	-	60.00	0.0
配当性向	(%)	*Payout Ratio*	*(%)*	-	-	10.7	*0.5*	-	-	-	-	-	-
株主資本比率	(%)	*Equity Ratio*	*(%)*	26.5	-	28.0	*3.3*	27.7	*2.0*	28.7	*2.2*	28.6	*0.6*
株主資本当期純利益率	(%)	*ROE*	*(%)*	9.9	-	10.7	*-1.7*	11.2	*2.4*	12.2	*2.3*	11.7	*1.0*
総資本当期純利益率	(%)	*ROA*	*(%)*	2.5	-	2.8	*-0.2*	3.1	*0.9*	3.5	*1.0*	3.3	*0.5*

注) 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

【参考】

残高経費率 ※1	(%)	*SG & A Cost／Loan*	*※1 (%)*	14.7	-	14.4	*1.0*	13.8	*-1.4*	13.7	*-1.0*	13.7	*-0.7*

※1 残高経費率＝その他の営業費用／((期初残高+期末残高)÷2)(%)　　※1:SG & A Cost = Other Operating Expenses(SG&A)／Average Loans Outstanding(%)

注) 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

2. グループ合計営業実績 *(Review of Operation / Group Total)*

営業債権ベース*(Managed Asset Basis)*

(1)営業実績 *(Operating Results)*

年/決算月	*(Fiscal Year)*	03/12	増減率(yoy%)	04/3	増減率(yoy%)	04/9	増減率(yoy%)	04/12	増減率(yoy%)	2005/3*(E)*	増減率(yoy%)
営業債権合計 (百万円)	*Total Receivable Outstanding (¥Million)*	2,275,609	-	2,298,444	4.0	2,446,519	8.5	2,478,962	8.9	2,500,720	8.8
営業貸付金残高	*Loans Outstanding*	1,879,182	-	1,907,655	4.0	2,039,725	9.0	2,047,569	9.0	2,079,838	9.0
無担保ローン	*Unsecured*	1,459,830	-	1,477,430	2.4	1,590,255	8.9	1,590,740	9.0	1,607,267	8.8
有担保ローン	*Home Equity*	340,937	-	346,183	6.4	348,178	2.8	345,276	1.3	348,085	0.5
事業者ローン	*Small Business*	78,414	-	84,041	28.7	101,291	39.7	111,552	42.3	124,485	48.1
総合斡旋	*Credit Card Shopping*	78,682	-	71,527	11.6	74,635	8.2	87,083	10.7	76,731	7.3
個品斡旋	*Installment Sales Finance*	184,945	-	185,650	0.7	196,384	6.7	204,258	10.4	203,956	9.9
信用保証売掛金	*Guarantee*	132,799	-	133,610	3.8	135,772	3.4	140,050	5.5	140,193	4.9
口座数(残高あり) (千件)	*Customer Accounts (Thousand)*	3,506	-	3,520	-0.0	3,744	6.3	3,742	6.7	-	-
無担保ローン	*Unsecured*	3,358	-	3,366	-0.7	3,580	6.0	3,572	6.4	-	-
有担保ローン	*Home Equity*	92	-	94	8.0	96	5.8	97	5.2	-	-
事業者ローン	*Small Business*	55	-	59	30.8	67	30.6	72	31.0	-	-
一口座当たり残高 (千円)	*Per Account (¥Thousand)*	535	-	541	4.1	544	2.5	547	2.1	-	-
無担保ローン	*Unsecured*	434	-	438	3.1	444	2.8	445	2.4	-	-
有担保ローン	*Home Equity*	3,688	-	3,664	-1.5	3,596	-2.9	3,549	-3.8	-	-
事業者ローン	*Small Business*	1,410	-	1,420	-1.5	1,503	7.0	1,531	8.6	-	-
クレジットカード会員数 (千件)	*Credit Card Holders (Thousand)*	10,735	10.4	11,051	12.3	11,511	10.7	11,766	9.6	12,057	9.1
個品斡旋口座数 (千件)	*Shopping Installment Accounts (Thousand)*	725	3.4	740	6.1	780	7.7	804	10.9	-	-
新規顧客件数 (千件)	*New Accounts (Thousand)*	381	-16.4	511	-13.9	290	12.9	432	13.3	590	15.5
無担保ローン	*Unsecured*	343	-18.8	461	-15.8	263	13.4	391	13.8	533	15.6
有担保ローン	*Home Equity*	18	-11.4	24	-11.5	12	-4.2	17	-3.4	24	0.0
事業者ローン	*Small Business*	19	56.0	25	39.5	14	21.0	23	21.0	32	28.0
新規クレジットカード発券数 (千枚)	*New Issue of Credit Card (Thousand)*	1,577	-5.8	2,159	4.0	1,068	5.3	1,613	2.3	2,193	1.6

(2)チャネル展開 *(Marketing Channel)*

年/決算月	*(Fiscal Year)*	03/12	増減率(yoy%)	04/3	増減率(yoy%)	04/9	増減率(yoy%)	04/12	増減率(yoy%)	2005/3*(E)*	増減率(yoy%)
ローン事業店舗数 (店)	*Loan Business Branches*	1,972	*17*	1,977	*18*	2,273	*301*	2,282	*310*	2,292	*315*
有人店舗	*Staffed Branches*	812	*17*	813	*17*	864	*60*	873	*61*	880	*67*
無人店舗	*Unstaffed Branches*	1,160	*0*	1,164	*1*	1,409	*241*	1,409	*249*	1,412	*248*
自動契約機設置台数 (台)	*Unmanned Loan-contracting Machines*	1,851	*17*	1,855	*18*	2,130	*280*	2,130	*279*	-	-
正社員数(a) (人)	*N. of Employees (regulary payroll) (a)*	6,129	*-219*	5,969	*-154*	6,540	*230*	6,588	*459*	6,707	*738*
非正社員数(b) (人)	*N. of Employees (temp.) (b)*	3,315	-	3,101	*417*	3,396	*516*	3,399	*84*	-	-
合計(a)+(b) (人)	*Total (a)+(b)*	9,444	-	9,070	*263*	9,936	*746*	9,987	*543*	-	-
非正社員比率(b)/(a+b) (%)	*Ratio of N. of Employees (b)/(a+b)*	35.1	-	34.2	*3.7*	34.2	*2.9*	34.0	*-1.1*	-	-

注) 斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

注:ライフのデータにつきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「実態営業債権ベースの参考数値」です。

Note: The data of a Life is the pro forma amount in which the accounts also included the operating assets excepted from balance sheet by securitization.

3. グループ合計損益の内訳 *(Revenue and Expenses / Group Total)*

会計ベース*(On-Balance)*

(百万円/¥ *Million*)

年/決算月	*(Fiscal Year)*	04/3	増減率 (yoy%)	04/9 a	営業収益比 (%)	増減率 (yoy%)	04/12 b	営業収益比 (%)	増減率 (yoy%)	年換算(参考) c=a+(b-a)x2	2005/3(E)	営業収益比 (%)	増減率 (yoy%)
営業収益	*Operating Revenue*	473,477	5.3	256,404	100.0	8.9	387,287	100.0	9.2	518,170	517,569	100.0	9.3
営業貸付金利息	*Interest Income*	429,512	5.7	231,372	90.3	8.5	349,316	90.2	8.7	467,260	466,314	90.1	8.6
無担保ローン	*Unsecured*	358,142	2.7	193,309	75.4	8.3	291,308	75.2	8.5	389,307	388,339	75.0	8.4
有担保ローン	*Home Equity*	55,022	15.5	27,995	10.9	3.4	42,181	10.9	2.9	56,367	55,912	10.8	1.6
事業者ローン	*Small Business*	16,348	64.4	10,067	4.0	30.6	15,827	4.1	32.4	21,587	22,062	4.3	35.0
総合斡旋収益	*Credit Card Shopping*	8,140	3.3	4,274	1.7	7.9	6,635	1.7	8.4	8,996	8,925	1.7	9.6
個品斡旋収益	*Installment Sales Finance*	15,508	2.2	8,282	3.2	3.3	12,643	3.3	4.4	17,004	17,299	3.3	11.5
信用保証収益	*Guarantees*	5,562	34.6	3,355	1.3	29.8	5,178	1.3	28.0	7,001	6,962	1.3	25.2
その他の金融収益	*Other Financial Revenue*	95	-70.4	73	0.0	21.7	115	0.0	47.4	157	182	0.0	91.6
その他の営業収益	*Other Operating Revenue*	14,658	-5.2	9,045	3.5	20.0	13,398	3.5	24.3	17,751	17,885	3.5	22.0
不動産売上高	*Sales of Property*	50	-83.7	-	-	-	-	-	-	-	-	-	-
投資有価証券売上高	*Sales of Investment Securities*	-	-	227	0.1	-	305	0.1	-	383	918	0.2	-
償却債権回収額	*Bad Debt Recovery*	6,778	5.4	3,991	1.6	11.1	5,867	1.5	14.9	7,743	7,593	1.5	12.0
その他	*Other*	7,830	0.5	4,827	1.9	23.3	7,225	1.9	28.5	9,623	9,373	1.8	19.7
営業費用	*Operating Expenses*	360,911	8.2	190,520	74.3	0.6	284,800	73.5	3.4	379,080	386,147	74.6	7.0
金融費用	*Financial Expenses*	38,164	-0.8	20,271	7.9	6.1	30,204	7.8	5.0	40,137	40,879	7.9	7.1
借入金利息等	*Interest on Borrowings*	24,620	-2.0	13,365	5.2	9.8	19,939	5.1	7.6	26,513	27,160	5.2	10.3
社債利息等	*Interest on SB etc.*	13,544	1.4	6,905	2.7	-0.4	10,265	2.7	0.1	13,625	13,718	2.7	1.3
売上原価	*Cost of Sales*	137	-75.6	93	0.0	158.3	116	0.0	-15.3	139	590	0.1	330.7
不動産売上原価	*Cost of Sales of Property*	137	-53.7	-	-	-	-	-	-	-	-	-	-
投資有価証券売上原価	*Sales of Investment Securities*	-	-	93	0.0	-	116	0.0	-	139	590	0.1	-
その他の営業費用	*Other Operating Expenses(SG&A)*	322,610	9.6	170,155	66.4	-0.1	254,479	65.7	3.3	338,803	344,676	66.6	6.8
貸倒関連費用	*Credit Cost*	157,339	17.3	77,945	30.4	-11.0	115,913	29.9	-5.9	153,881	155,273	30.0	-1.3
広告宣伝費	*Advertising Expenses*	19,962	-8.2	11,669	4.6	9.3	17,311	4.5	11.9	22,953	24,006	4.6	20.3
人件費	*Salaries*	48,891	1.7	26,783	10.4	9.0	40,561	10.5	11.4	54,339	54,745	10.6	12.0
役員報酬	*Directors' Salaries*	640	9.6	372	0.1	17.0	631	0.2	32.3	890	856	0.2	33.8
従業員給与賞与等	*Employees' Salaries*	38,201	-1.5	19,329	7.5	14.0	33,060	8.5	14.2	46,791	41,040	7.9	7.4
その他	*Other*	10,049	15.4	7,081	2.8	-2.9	6,869	1.8	-1.7	6,657	12,849	2.5	27.9
連結調整勘定償却	*Amortization of Goodwill and Consolidation Differences*	2,061	-21.9	867	0.3	-35.2	1,300	0.3	-35.2	1,733	1,734	0.3	-15.9
その他	*Other*	94,355	7.4	52,889	20.6	14.6	79,392	20.5	14.4	105,895	108,916	21.0	15.4
営業利益	*Operating Income*	112,566	-3.0	65,884	25.7	43.3	102,487	26.5	29.5	139,090	131,423	25.4	16.8
営業外収益	*Non-operating Income*	1,040	-20.2	521	0.2	-0.2	1,331	0.3	78.2	2,141	1,529	0.3	47.0
営業外費用	*Non-operating Expenses*	1,160	-78.9	792	0.3	-23.6	894	0.2	-11.3	996	951	0.2	-18.0
経常利益	*Ordinary Income*	112,446	0.6	65,613	25.6	44.3	102,923	26.6	30.4	140,233	132,000	25.5	17.4
特別利益	*Extraordinary Income*	4,957	1,016.4	653	0.3	-85.5	594	0.2	-87.7	535	1,170	0.2	-76.4
特別損失	*Extraordinary Losses*	13,589	183.8	5,843	2.3	98.4	6,149	1.6	82.0	6,455	7,341	1.4	-46.0
税引前利益 (a)	*Income before Income Taxes (a)*	103,814	-3.4	60,423	23.6	28.5	97,369	25.1	21.2	134,315	125,829	24.3	21.2
法人税·住民税及び事業税(b)	*Income Taxes (b)*	46,173	-19.8	21,524	8.4	-13.4	28,799	7.4	-20.2	36,074	44,741	8.6	-3.1
法人税等調整額 (c)	*Effect of a Tax Consequences (c)*	-5,157	-	5,872	2.3	-	11,440	3.0	-	17,008	8,808	1.7	-
少数株主利益(損失)	*Minority Interest Loss*	250	115.5	310	0.1	105.3	524	0.1	79.5	738	619	0.1	147.6
当期純利益	*Net Income*	62,548	4.4	32,715	12.8	18.6	56,604	14.6	19.2	80,493	71,661	13.8	14.6
実質税率 (b+c)/a (%)	*Real Tax Rate (b+c)/a (%)*	39.5	-	45.3	-	-	41.3	-	-	-	42.6	-	-

注） 斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

4. グループ合計資金調達の状況 (Review of Funding / Group Total)

営業債権ベース(Managed Asset Basis)

(1)形態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月(Fiscal Year)		03/12	構成比(%)	04/3	構成比(%)	04/9	構成比(%)	04/12	構成比(%)	2005/3(E)	構成比(%)
借入金	Borrowings	979,448	54.8	974,764	56.2	1,108,511	59.0	1,154,125	61.5	1,121,407	59.9
都市銀行	City Banks	17,992	1.0	22,218	1.3	78,434	4.2	86,569	4.6	–	–
長期信用銀行	Long-Term Credit Banks	72,054	4.0	67,895	3.9	71,059	3.8	68,205	3.6	–	–
信託銀行	Trust Banks	257,131	14.4	256,805	14.8	318,115	16.9	331,443	17.7	–	–
地方銀行・第二地方銀行	Regional Banks	224,046	12.5	212,522	12.2	206,363	11.0	226,134	12.1	–	–
生命保険会社	Life Insurance	133,786	7.5	120,025	6.9	136,704	7.3	125,848	6.7	–	–
損害保険会社	Non-Life Insurance	43,668	2.4	47,822	2.8	45,487	2.4	49,653	2.6	–	–
外国銀行	Foreigner	6,750	0.4	6,687	0.4	10,062	0.5	10,000	0.5	–	–
シンジケートローン	Syndicated Loan	85,852	4.8	104,877	6.0	107,228	5.7	117,701	6.3	–	–
邦銀	Japanese Banks	28,152	1.6	35,277	2.0	30,728	1.6	28,454	1.5	–	–
外銀	Foreigner	30,200	1.7	27,100	1.6	24,000	1.3	24,000	1.3	–	–
その他	Other	27,500	1.5	42,500	2.4	52,500	2.8	65,247	3.5		
県信連等	Credit Association	56,271	3.1	55,304	3.2	63,564	3.4	64,467	3.4	–	–
その他	Other	81,895	4.6	80,607	4.6	71,492	3.8	74,103	4.0	–	–
CP・社債等	CP and Bonds	808,534	45.2	760,637	43.8	769,144	41.0	721,481	38.5	749,628	40.1
CP	CP	12,000	0.7	5,000	0.3	10,000	0.5	20,000	1.1	–	–
普通社債	SB	480,000	26.8	455,000	26.2	455,000	24.2	415,000	22.1	–	–
証券化	ABS	316,534	17.7	300,637	17.3	304,144	16.2	286,481	15.3	–	–
合 計	Total	1,787,982	100.0	1,735,402	100.0	1,877,656	100.0	1,875,607	100.0	1,871,035	100.0

(2)長期・短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月(Fiscal Year)		03/12	構成比(%)	04/3	構成比(%)	04/9	構成比(%)	04/12	構成比(%)	2005/3(E)	構成比(%)
短期調達	Short-term Borrowings	95,811	5.4	61,834	3.6	77,925	4.2	119,143	6.4	78,000	4.2
短期借入	Borrowings	83,811	4.7	56,834	3.3	67,925	3.6	99,143	5.3	–	–
CP	CP	12,000	0.7	5,000	0.3	10,000	0.5	20,000	1.1	–	–
長期調達	Long-term Borrowings	1,692,170	94.6	1,673,567	96.4	1,799,730	95.8	1,756,463	93.6	1,793,035	95.8
固定金利借入	Fixed Rate	252,396	14.1	225,198	13.0	250,384	13.3	256,906	13.7	–	–
変動金利借入	Floating Rate	643,239	36.0	692,731	39.9	790,201	42.1	798,075	42.6	–	–
キャップ	With Cap	192,601	10.8	192,328	11.1	221,782	11.8	221,509	11.8	–	–
スワップ	With Swap	213,020	11.9	222,790	12.8	246,244	13.1	245,111	13.1	–	–
社債等(固定)	SB Other (Fixed Bond)	626,215	35.0	593,211	34.2	597,328	31.8	570,447	30.4	–	–
普通社債	SB	467,500	26.1	442,500	25.5	442,500	23.6	402,500	21.5	–	–
証券化	ABS	158,715	8.9	150,711	8.7	154,828	8.2	167,947	9.0	–	–
社債等(変動)	SB Other (Floating Bond)	170,318	9.5	162,426	9.4	161,816	8.6	131,034	7.0	–	–
普通社債	SB	12,500	0.7	12,500	0.7	12,500	0.7	12,500	0.7	–	–
スワップ	With Swap	–	–	–	–	–	–	–	–	–	–
証券化	ABS	157,818	8.8	149,926	8.6	149,316	8.0	118,534	6.3	–	–
キャップ	With Cap	157,818	8.8	139,926	8.1	112,316	6.0	118,534	6.3	–	–
合 計	Total	1,787,982	100.0	1,735,402	100.0	1,877,656	100.0	1,875,607	100.0	1,871,035	100.0

※ キャップ・スワップには、開始年月日が未到来のキャップ150,000百万円を含んでおりません。

(3)調達金利 (Funding Cost)

年/決算月(Fiscal Year)		03/12	04/3	04/9	04/12	2005/3(E)
調達金利	Funding Cost	1.75	1.72	1.69	1.61	1.81
間接	Indirect	1.92	1.86	1.81	1.70	1.95
直接	Direct	1.55	1.55	1.53	1.46	1.60

※ 調達金利＝末約定ベース平均表面金利　※Funding Cost = Interest Rate／Average Borrowing

《参考》

長期プライムレート	Long term prime rate	1.70	1.65	1.70	1.55	2.00

5. アイフル営業実績 *(Review of Operation / AIFUL)*

(1)営業実績 *(Operating Results)*

年/決算月 *(Fiscal Year)*		03/12	増減率(yoy%)	04/3	増減率(yoy%)	04/9	増減率(yoy%)	04/12	増減率(yoy%)	2005/3 *(E)*	増減率(yoy%)
営業貸付金残高 (百万円)	*Loans Outstanding (¥ Million)*	1,436,938	-	1,451,638	2.7	1,459,310	1.6	1,452,319	1.1	1,468,018	1.1
無担保ローン	*Unsecured*	1,072,279	-	1,081,057	1.2	1,085,579	1.0	1,081,381	0.8	1,089,974	0.8
有担保ローン	*Home Equity*	337,697	-	342,637	6.1	343,560	2.3	339,540	0.5	342,717	0.0
事業者ローン	*Small Business*	26,961	-	27,943	25.0	30,170	18.5	31,396	16.5	35,325	26.4
口座数 (千件)	*Customer Accounts (Thousand)*	2,250	-	2,246	-1.7	2,232	-1.6	2,214	-1.6	2,233	-0.6
無担保ローン	*Unsecured*	2,138	-	2,131	-2.3	2,113	-2.1	2,094	-2.1	2,110	-1.0
有担保ローン	*Home Equity*	91	-	93	7.9	96	5.6	96	4.8	96	3.2
事業者ローン	*Small Business*	20	-	21	21.8	23	18.9	23	17.4	26	23.8
一口座当たり残高 (千円)	*Per Account (¥ Thousand)*	638	-	646	4.5	653	3.3	655	2.7	657	1.7
無担保ローン	*Unsecured*	501	-	507	3.5	513	3.2	516	3.0	516	1.8
有担保ローン	*Home Equity*	3,673	-	3,647	-1.7	3,575	-3.1	3,524	-4.0	3,539	-3.0
事業者ローン	*Small Business*	1,321	-	1,318	2.6	1,309	-0.3	1,310	-0.8	1,348	2.3
新規顧客件数 (千件)	*New Accounts (Thousand)*	290	-12.3	388	-11.9	193	-2.7	283	-2.3	393	1.3
無担保ローン	*Unsecured*	265	-12.8	355	-12.3	177	-2.8	259	-2.3	360	1.4
有担保ローン	*Home Equity*	18	-12.0	24	-12.1	11	-5.7	17	-5.6	23	-4.2
事業者ローン	*Small Business*	6	10.3	8	10.2	4	12.0	6	5.2	10	25.0
実質平均利回り ※1 (%)	*Average Yield ※1 (%)*	22.8	-	22.8	*-0.3*	22.6	*-0.2*	22.7	*-0.1*	22.6	*-0.2*
無担保ローン	*Unsecured*	24.8	-	24.8	*-0.5*	24.6	*-0.2*	24.7	*-0.1*	24.6	*-0.1*
有担保ローン	*Home Equity*	16.4	-	16.4	*0.6*	16.1	*-0.2*	16.2	*-0.1*	16.2	*-0.2*
事業者ローン	*Small Business*	25.0	-	25.3	*0.4*	25.2	*0.3*	25.3	*0.3*	24.3	*-1.0*

※1 実質平均利回り＝営業貸付金利息／((期初残高＋期末残高)÷2)(%)
注) 斜体数値は増減数

※1 Average Yield=Interest Income/Average Loans Outstanding (%)
Notes: Italic Font = Increase or Decrease

(2)チャネル展開 *(Marketing Channel)*

年/決算月 *(Fiscal Year)*		03/12	増減数(yoy)	04/3	増減数(yoy)	04/9	増減数(yoy)	04/12	増減数(yoy)	2005/3 *(E)*	増減数(yoy)
ローン事業店舗数 ※2 (店)	*Loan Business Branches ※2*	1,564(934)	*-15*	1,563(934)	*-17*	1,559(934)	*-14*	1561(935)	*-3*	1,570	*7*
有人店舗	*Staffed Branches*	540(124)	*6*	540(124)	*6*	545(128)	*4*	545(128)	*5*	556	*16*
無人店舗	*Unstaffed Branches*	1,018(810)	*-21*	1,018(810)	*-22*	1,010(806)	*-15*	1012(807)	*-6*	1,010	*-8*
ハートプラザ ※3	*Heart Plaza ※3*	2	*-2*	1	*-3*	-	*-4*	-	*-2*	-	*-1*
信販カード担当店等	*Other*	4	*2*	4	*2*	4	*1*	4	*0*	4	*0*
ローン事業店舗出店数 (店)	*Newly Opened Branches*	3	-	3	-	4	-	12	*9.0*	20	-
有人店舗	*Staffed Branches*	-	-	-	-	-	-	1	*1*	4	-
無人店舗	*Unstaffed Branches*	1	-	1	-	4	-	11	*10*	16	-
信販カード担当店等	*Other*	2	-	2	-	-	-	-	*-2*	-	-
自動契約機設置台数 (台)	*Unmanned Loan-contracting Machines*	1,557	*-15*	1,557	*-16*	1,554	*-11*	1,556	*-1*	-	-
併設型	*At Staffed Branches*	538	*6*	538	*6*	543	*4*	543	*5*	-	-
独立型	*At Unstaffed Branches*	1,019	*-21*	1,019	*-22*	1,011	*-15*	1,013	*-6*	-	-
ATM・CDネットワーク (台)	*AIFUL ATMs and Tie-up CDs*	66,952	*20,138*	73,938	*23,579*	78,712	*12,806*	89,757	*22,805*	-	-
ATM台数	*AIFUL ATMs*	1,661	*-14*	1,661	*-15*	1,757	*88*	1,760	*99*	-	-
提携ATM-CD台数 ※4	*Tie-up ATM-CDs ※4*	57,545	*20,018*	58,056	*16,994*	62,494	*5,957*	73,373	*15,828*	-	-
提携コンビニ	*Tie-up Convenience Store*	7,746	*134*	14,221	*6,600*	14,461	*6,761*	14,624	*6,878*	-	-
正社員数 (a) (人)	*N. of Employees (regulary payroll) (a)*	3,567	*-87*	3,397	*-105*	3,331	*-343*	3,297	*-270*	3,388	*-9*
非正社員数 (b) (人)	*N. of Employees (temp.) (b)*	1,545	-	1,353	*220*	1,581	*207*	1,545	*0*	-	-
合計 (a)+(b) (人)	*Total (a)+(b)*	5,112	-	4,750	*115*	4,912	*-136*	4,842	*-270*	-	-
非正社員比率 (b)/(a+b) %	*Ratio of N. of Employees (b)/(a+b)*	30.2	-	28.5	*4.0*	32.2	*5.0*	31.9	*1.7*	-	-

※2 ()はロードサイド型
※3 ハートプラザは有担保専門店
※4 提携ATM-CD台数には、アイワイバンク(セブンイレブン)が含まれております。(03/12:7,144台、04/3:7,804台、04/9:9,373台,04/12:9,770台)
注) 斜体数値は増減数

※2 () Roadside Type
※3 Heart Plaza is Specialized for Secured Loans
※4 Included IY Bank (Seven Eleven)(03/12:7,144、04/3:7,804、04/9:9,373、04/12:9,770)
Note: Italic Font = Increase or Decrease

6. アイフル損益の内訳 (Revenue and Expenses / AIFUL)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		04/3	増減率 (yoy%)	04/9 a	営業収益比 (%)	増減率 (yoy%)	04/12 b	営業収益比 (%)	増減率 (yoy%)	年換算(参考) c=a+(b−a)×2	2005/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	334,977	3.2	169,969	100.0	1.9	255,811	100.0	1.9	341,653	340,052	100.0	1.5
営業貸付金利息	Interest Income	326,978	3.6	165,084	97.1	1.3	248,371	97.1	1.3	331,658	330,177	97.1	1.0
無担保ローン	Unsecured	265,959	1.0	133,668	78.7	0.5	200,969	78.6	0.6	268,270	267,115	78.6	0.4
有担保ローン	Home Equity	54,663	15.1	27,740	16.3	3.1	41,744	16.3	2.4	55,748	55,376	16.3	1.3
事業者ローン	Small Business	6,355	30.9	3,676	2.1	23.0	5,658	2.2	21.8	7,640	7,685	2.3	20.9
その他の金融収益	Other Financial Revenue	58	−79.0	57	0.0	38.7	91	0.0	80.6	125	131	0.0	125.9
その他の営業収益	Other Operating Revenue	7,940	−9.7	4,826	2.9	23.9	7,348	2.9	26.4	9,870	9,743	2.9	22.7
受取保証料	Loan Guarantee Fee	1,736	191.0	1,342	0.8	95.9	2,156	0.8	83.1	2,970	2,881	0.8	66.0
不動産売上高	Sales of Property	50	−83.5	−	−	−	−	−	−	−	−	−	−
償却債権回収額	Bad Debt Recovery	3,738	−4.1	2,084	1.3	5.3	3,097	1.2	9.9	4,110	3,911	1.2	4.6
その他	Other	2,414	−21.0	1,399	0.8	15.9	2,094	0.8	18.7	2,789	2,949	0.9	22.2
営業費用	Operating Expenses	239,739	10.1	117,007	68.8	−6.9	174,987	68.4	−4.5	232,967	233,225	68.6	−2.7
金融費用	Financial Expenses	33,485	−4.8	16,299	9.6	−4.4	24,670	9.6	−3.1	33,041	33,335	9.8	−0.4
借入金利息等	Interest on Borrowings	21,284	−6.3	10,515	6.2	−2.0	15,932	6.2	−1.4	21,349	21,435	6.3	0.7
社債利息等	Interest on SB etc.	12,200	−2.2	5,784	3.4	−8.5	8,737	3.4	−6.1	11,690	11,900	3.5	−2.5
売上原価	Cost of Sales	137	−75.6	−	−	−	−	−	−	−	−	−	−
不動産売上原価	Cost of Sales of Property	137	−53.7	−	−	−	−	−	−	−	−	−	−
その他の営業費用	Other Operating Expenses(SG&A)	206,117	13.3	100,708	59.2	−7.3	150,317	58.8	−4.7	199,926	199,889	58.8	−3.0
貸倒関連費用	Credit Cost	109,223	26.5	49,874	29.3	−17.5	74,102	29.0	−13.5	98,330	95,631	28.1	−12.4
広告宣伝費	Advertising Expenses	13,696	−10.9	7,424	4.4	5.8	10,999	4.3	7.4	14,574	15,015	4.4	9.6
支払手数料	Commission	10,832	12.6	5,796	3.4	9.6	8,612	3.4	8.5	11,428	10,997	3.2	1.5
人件費	Salaries	28,782	−1.6	14,802	8.7	2.8	22,201	8.7	4.0	29,600	29,680	8.7	3.1
役員報酬	Directors' Salaries	453	6.7	224	0.1	1.5	333	0.1	−1.4	442	502	0.1	10.8
従業員給与賞与等	Employees' Salaries	21,941	−5.7	10,392	6.1	9.4	17,734	6.9	4.4	25,076	22,433	6.6	2.2
その他	Other	6,388	14.6	4,185	2.5	−10.5	4,133	1.6	2.8	4,081	6,744	2.0	5.6
賃借料·地代家賃	Rental Expenses · Land Rent	13,925	−10.3	7,128	4.2	−2.8	10,589	4.1	−1.1	14,050	14,747	4.3	5.9
消耗品費·修繕費	Supplies · Repair and Maintenance	5,944	27.0	2,781	1.6	−6.8	4,108	1.6	−9.6	5,435	5,795	1.7	−2.5
通信費	Communications	4,159	−6.2	1,234	0.7	−41.2	1,838	0.7	−40.4	2,442	2,584	0.8	−37.9
保険料	Insurance Premium	4,102	11.7	2,200	1.3	17.2	3,294	1.3	11.5	4,388	4,371	1.3	6.6
減価償却費	Depreciation	4,874	38.8	3,260	1.9	73.8	4,966	1.9	50.1	6,672	7,089	2.1	45.4
その他	Other	10,574	11.0	6,205	3.7	18.2	9,604	3.8	21.8	13,004	13,976	4.1	32.2
営業利益	Operating Income	95,238	−10.9	52,961	31.2	28.6	80,823	31.6	19.3	108,685	106,826	31.4	12.2
営業外収益	Non-operating Income	4,576	−13.0	2,352	1.4	3.1	4,311	1.7	24.2	6,270	5,813	1.7	27.0
営業外費用	Non-operating Expenses	882	−82.7	627	0.4	−26.1	639	0.3	−19.9	651	640	0.2	−27.4
経常利益	Ordinary Income	98,932	−7.6	54,686	32.2	28.3	84,494	33.0	20.0	114,302	112,000	32.9	13.2
特別利益	Extraordinary Income	672	167.9	559	0.3	29.9	559	0.2	7.8	559	768	0.2	14.3
特別損失	Extraordinary Losses	1,643	107.1	384	0.2	−52.6	441	0.2	−58.5	498	1,333	0.4	−18.9
税引前利益 (a)	Income before Income Taxes (a)	97,961	−8.1	54,861	32.3	29.9	84,612	33.1	21.1	114,363	111,435	32.8	13.8
法人税·住民税等 (b)	Income Taxes (b)	36,064	−21.7	17,781	10.5	−9.9	23,372	9.1	−18.1	28,963	36,495	10.7	1.2
事業税 (c)	Enterprise Taxes (c)	8,854	−17.9	3,155	1.9	−32.0	4,724	1.8	−29.8	6,293	7,086	2.1	−20.0
法人税等調整額 (d)	Effect of a Tax Consequences (d)	−43	−	3,734	2.2	−	6,455	2.5	−	9,176	3,065	0.9	−
当期純利益	Net Income	53,086	−4.0	30,189	17.8	42.0	50,060	19.6	37.8	69,931	64,787	19.1	22.0
実質税率 (b+c+d)/a (%)	Real Tax Rate (b+c+d)/a (%)	45.8	−	45.0	−	−	40.8	−	−	−	41.8	−	−

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

7. アイフル資金調達の状況 (Review of Funding / AIFUL)

(1)形態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		03/12	構成比(%)	04/3	構成比(%)	04/9	構成比(%)	04/12	構成比(%)	平均借入期間(年)	2005/3(E)	構成比(%)
借入金	Borrowings	771,796	57.7	759,681	59.2	851,004	61.7	873,871	64.4	3.7	856,218	61.5
都市銀行	City Banks	17,467	1.3	21,218	1.7	73,434	5.3	81,569	6.0	–	–	–
長期信用銀行	Long-Term Credit Banks	47,482	3.5	46,173	3.6	44,937	3.3	40,886	3.0	–	–	–
信託銀行	Trust Banks	209,772	15.7	205,354	16.0	247,713	18.0	250,202	18.4	–	–	–
地方銀行・第二地方銀行	Regional Banks	182,799	13.7	173,325	13.5	162,943	11.8	175,963	13.0	–	–	–
信用金庫	Shinkin Banks	15,270	1.1	13,920	1.1	16,180	1.2	17,990	1.3	–	–	–
生命保険会社	Life Insurance	128,858	9.6	115,676	9.0	129,994	9.4	119,979	8.8	–	–	–
損害保険会社	Non-Life Insurance	41,617	3.1	46,041	3.6	44,250	3.2	46,493	3.4	–	–	–
外国銀行	Foreigner	6,750	0.5	6,687	0.5	10,062	0.7	10,000	0.7	–	–	–
シンジケートローン	Syndicated Loan	76,852	5.7	87,602	6.8	92,203	6.7	103,801	7.7	–	–	–
邦銀	Japanese Banks	19,152	1.4	18,002	1.4	15,703	1.1	14,554	1.1	–	–	–
外銀	Foreigner	30,200	2.0	27,100	2.1	24,000	1.7	24,000	1.8	–	–	–
その他	Other	27,500	2.1	42,500	3.3	52,500	3.8	65,247	4.8	–	–	–
県信連	Credit Association	21,363	1.6	20,850	1.6	18,278	1.3	16,998	1.3	–	–	–
その他	Other	23,565	1.8	22,834	1.8	11,007	0.8	9,988	0.7	–	–	–
CP・社債等	CP and Bonds	566,767	42.3	524,047	40.8	528,606	38.3	482,549	35.6	6.0	536,492	38.5
CP	CP	–	–	–	–	–	–	–	–	–	–	–
普通社債	SB	480,000	35.9	445,000	34.7	445,000	32.3	405,000	29.9	–	–	–
証券化	ABS	86,767	6.5	79,047	6.2	83,606	6.1	77,549	5.7	–	–	–
合計	Total	1,338,564	100.0	1,283,728	100.0	1,379,610	100.0	1,356,420	100.0	3.8	1,392,710	100.0

(2)長期・短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		03/12	構成比(%)	04/3	構成比(%)	04/9	構成比(%)	04/12	構成比(%)	残存期間	2005/3(E)	構成比(%)
短期調達	Short-term Borrowings	31,403	2.3	8,500	0.7	12,000	0.9	27,000	2.0	0.2	12,000	0.9
短期借入	Borrowings	31,403	2.3	8,500	0.7	12,000	0.9	27,000	2.0	–	–	–
CP	CP	–	–	–	–	–	–	–	–	–	–	–
長期調達	Long-term Borrowings	1,307,161	97.7	1,275,228	99.3	1,367,610	99.1	1,329,420	98.0	2.0	1,380,710	99.1
固定金利借入	Fixed Rate	219,088	16.4	194,312	15.1	205,927	14.9	207,521	15.3	1.8	–	–
変動金利借入	Floating Rate	521,305	38.9	556,868	43.4	633,076	45.9	639,349	47.1	1.9	–	–
キャップ	With Cap	192,601	14.4	192,328	15.0	221,782	16.1	221,509	16.3	–	–	–
スワップ	With Swap	213,020	15.9	222,790	17.4	246,244	17.8	245,111	18.1	–	–	–
社債等(固定)	SB Other (Fixed Bond)	554,267	41.4	511,547	39.8	516,106	37.4	470,049	34.7	3.4	–	–
普通社債	SB	467,500	34.9	432,500	33.7	432,500	31.3	392,500	28.9	–	–	–
証券化	ABS	86,767	6.5	79,047	6.2	83,606	6.1	77,549	5.7	–	–	–
社債等(変動)	SB Other (Floating Bond)	12,500	0.9	12,500	1.0	12,500	0.9	12,500	0.9	1.4	–	–
普通社債	SB	12,500	0.9	12,500	1.0	12,500	0.9	12,500	0.9	–	–	–
スワップ	With Swap	–	–	–	–	–	–	–	–	–	–	–
証券化	ABS	–	–	–	–	–	–	–	–	–	–	–
キャップ	With Cap	–	–	–	–	–	–	–	–	–	–	–
固定金利借入比率	Ratio of Fixed Rate Borrowings to Total Borrowings	773,355	57.8	705,859	55.0	722,033	52.3	677,570	50.0	–	–	–
実質固定金利借入比率	Ratio of Borrowings at Fixed Ratio	1,178,976	88.1	1,120,977	87.3	1,190,059	86.3	1,144,190	84.4	–	–	–
合計	Total	1,338,564	100.0	1,283,728	100.0	1,379,610	100.0	1,356,420	100.0	1.9	1,392,710	100.0

※キャップ・スワップには、開始年月日が未到来のキャップ150,000百万円を含んでおりません。

(3)調達金利 (Funding Cost)

(%)

年/決算月 (Fiscal Year)		03/12	04/3	04/9	04/12	2005/3(E)
調達金利	Funding Cost	1.92	1.87	1.81	1.71	1.86
間接	Indirect	1.93	1.86	1.80	1.69	1.92
直接	Direct	1.90	1.89	1.82	1.75	1.78

※調達金利＝末約定ベース平均表面金利　※Funding Cost = Interest Rate／Average Borrowing

《参考》

(%)

		03/12	04/3	04/9	04/12	2005/3(E)
長期プライムレート	Long term prime rate	1.70	1.65	1.70	1.55	2.00
5年スワップレート	5Y SWAP rate	0.73	0.74	0.72	0.67	
JGB(10年)	10Y JGB	1.33	1.42	1.39	1.40	

8. アイフル貸倒&不良債権 (Credit Cost & NPL's / AIFUL)

(1)クレジットコストの状況 (FY2005 Credit Cost)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		03/12 (9M)	※1/L%	04/3 (12M)	/(L)%	04/6 (3M)	1Q×4/L%	04/9 (6M)	2Q×2/L%	04/12 (9M)	※1/L%	2005/3(E) (12M)	/(L)%
期末営業貸付金 (L)	Loans outstanding (L)	1,436,938	-	1,451,638	-	1,452,500	-	1,459,310	-	1,452,319	-	1,468,018	-
無担保	Unsecured	1,072,279	-	1,081,057	-	1,082,576	-	1,085,579	-	1,081,381	-	1,089,974	-
有担保	Home equity	337,697	-	342,637	-	340,705	-	343,560	-	339,540	-	342,717	-
事業者	Small business	26,961	-	27,943	-	29,218	-	30,170	-	31,396	-	35,325	-
期初貸倒引当金 ①	Allowance for bad debt (Begining) ①	70,479	4.90	70,479	4.86	81,693	5.62	81,693	5.60	81,693	5.63	81,693	5.56
貸倒発生額 ②	Write offs ②	66,431	6.16	90,998	6.27	22,675	6.24	44,658	6.12	67,784	6.26	87,279	5.95
前年同期比	yoy%	-		22.0		5.7		0.6		2.0		-4.1	
無担保	Unsecured	61,268	7.60	83,359	7.71	20,735	7.66	40,446	7.45	61,044	7.55	77,502	7.11
有担保	Home equity	4,324	1.75	6,362	1.86	1,591	1.87	3,315	1.93	5,337	2.17	8,096	2.36
事業者	Small business	839	4.06	1,277	4.57	347	4.75	896	5.94	1,402	6.08	1,680	4.76
保証債権等 ③	Guarantee,etc ③	346	-	550	-	180	-	393	-	671	-	1,014	-
個別貸倒引当金繰入 (個別引当) ※2 ④	Non-operating Allowance for bad debt ④	5,927	0.58	6,459	0.44	2,898	0.80	4,765	0.65	5,802	0.47	7,272	0.50
無担保	Unsecured	2,874	0.33	3,147	0.29	1,359	0.50	2,565	0.47	2,914	0.30	3,038	0.28
有担保	Home equity	3,002	1.37	3,249	0.95	1,513	1.78	2,188	1.27	2,847	1.03	4,197	1.22
事業者	Small business	50	0.30	62	0.22	24	0.33	11	0.07	40	0.22	36	0.10
②+④	②+④	72,359	6.73	97,458	6.71	25,573	7.04	49,423	6.77	73,586	6.73	94,551	6.44
前年同期比	yoy%	-		23.4		6.0		3.0		1.7		-3.0	
無担保	Unsecured	64,142	7.93	86,507	8.00	22,095	8.16	43,012	7.92	63,958	7.85	80,540	7.39
有担保	Home equity	7,326	3.12	9,612	2.81	3,104	3.64	5,503	3.20	8,184	3.20	12,294	3.59
事業者	Small business	889	4.61	1,339	4.79	372	5.09	907	6.01	1,443	6.30	1,717	4.86
貸倒関連費用(営業費用)※3	Credit Cost	85,715	7.72	109,223	7.52	26,276	7.24	49,874	6.84	74,102	6.77	95,631	6.51
期末貸倒引当金 ⑤	Allowance for bad debt (End) ⑤	83,489	5.81	81,693	5.63	82,216	5.66	81,750	5.60	81,537	5.61	81,758	5.57

※1 年換算値＝2Q+(3Q-2Q)×2

※2 個別貸倒引当金＝破産更生債権(有担保)+民事再生債権

※3 貸倒関連費用(営業費用)＝-①期初貸倒引当金+②貸倒発生額+③保証債権等+④個別貸倒引当金繰入+⑤期末貸倒引当金

8. アイフル貸倒&不良債権 *(Credit Cost & NPL's / AIFUL)*

(2)不良債権の状況(金融庁「4分類」) *(NPL defined by FSA)*

(百万円/¥ *Million*)

年/決算月	*(Fiscal Year)*	03/12	/(L)%	04/3	/(L)%	04/6	/(L)%	04/9	/(L)%	04/12	/(L)%	2005/3(E)	/(L)%
期末営業貸付金 (L)	*Loans outstanding* (L)	1,436,938	-	1,451,638	-	1,452,500	-	1,459,310	-	1,452,319	-	1,468,018	-
無担保	*Unsecured*	1,072,279	-	1,081,057	-	1,082,576	-	1,085,579	-	1,081,381	-	1,089,974	-
有担保	*Home equity*	337,697	-	342,637	-	340,705	-	343,560	-	339,540	-	342,717	-
事業者	*Small business*	26,961	-	27,943	-	29,218	-	30,170	-	31,396	-	35,325	-
4分類開示債権合計 ①	*NPL total* ①	115,619	8.05	117,884	8.12	123,083	8.47	127,416	8.73	129,290	8.90	-	-
四半期増減率	*Qly Growth%*	5.9		2.0		4.4		3.5		1.5		-	
破綻先	*Category 4*	26,399	1.84	26,107	1.80	28,050	1.93	29,444	2.02	29,986	2.06	-	-
延滞債権	*Category 3*	39,582	2.75	42,141	2.90	43,042	2.96	46,015	3.15	46,820	3.22	-	-
3ヶ月以上延滞債権	*Category 2*	12,690	0.88	12,375	0.85	13,243	0.91	12,918	0.89	12,270	0.84	-	-
貸出条件緩和債権	*Category 1*	36,946	2.57	37,260	2.57	38,746	2.67	39,037	2.68	40,214	2.77	-	-
うち無担保ローン ②	②	69,058	6.44	69,943	6.47	71,644	6.62	72,885	6.71	73,570	6.80	-	-
四半期増減率	*Qly Growth%*	4.9		1.3		2.4		1.7		0.9		-	
破綻先	*Category 4*	4,611	0.43	4,880	0.45	4,879	0.45	4,745	0.44	4,826	0.45	-	-
延滞債権	*Category 3*	18,654	1.74	18,929	1.75	18,737	1.73	19,832	1.83	19,769	1.83	-	-
3ヶ月以上延滞債権	*Category 2*	8,946	0.83	8,977	0.83	9,519	0.88	9,477	0.87	8,949	0.83	-	-
貸出条件緩和債権	*Category 1*	36,845	3.44	37,155	3.44	38,509	3.56	38,830	3.58	40,025	3.70	-	-
期末貸倒引当金 ③	*Allowance for NPL* ③	104,726	7.29	99,958	6.89	101,557	6.99	101,425	6.95	101,294	6.97	103,968	7.08
無税	*Untaxable*	78,570	5.47	81,864	5.64	86,516	5.96	99,488	6.82	99,191	6.83	103,063	7.02
有税	*Taxable*	26,156	1.82	18,094	1.25	15,041	1.04	1,936	0.13	2,103	0.14	904	0.06
流動 ④	*Current assets* ④	83,489	5.81	81,693	5.63	82,216	5.66	81,750	5.60	81,537	5.61	81,758	5.57
固定	*Fixed assets*	21,237	1.48	18,264	1.26	19,341	1.33	19,674	1.35	19,756	1.36	22,209	1.51
NPLカバー率(ALL) ③/①	*Coverage ratio (All)* ③/①	90.6	-	84.8	-	82.5	-	79.6	-	78.3	-	-	-
NPLカバー率(無担保) ④/②	*Coverage ratio (Unsecured)* ④/②	120.9	-	116.8	-	114.8	-	112.2	-	110.8	-	-	-

破綻先
未収利息不計上貸付金のうち、破産債権、再生債権、更生債権、その他これらに準ずる貸付金

延滞債権
その他の未収利息不計上の、5ヶ月以上11ヶ月未満延滞債権(回収専門の管理センターが管理)
但し、債務者の経営再建または支援を図ることを目的として利息の支払いを猶予したものを除く

3ヶ月以上延滞債権
営業店債権の内、3ヶ月以上5ヶ月未満の延滞債権(未収利息計上)

貸出条件緩和債権
上記以外の当該貸付金の回収を促進することなどを目的に、金利の減免等債務者に
有利となる取決めを行なった貸付金

8. アイフル貸倒&不良債権 (*Credit Cost & NPL's / AIFUL*)

(3) 無担保ローン債権分類内訳(ストック) (*Details of Unsecured Loans Outstanding: Stock*)

(百万円/*¥ Million*)

年/決算月 (*Fiscal Year*)		03/12	/(L) %	04/3	/(L) %	04/9	/(L) %	04/12	/(L) %	2005/3(*E*)	/(L) %
無担保ローン残高 (L)	*Unsecured Loans Outstanding (L)*	1,072,279	-	1,081,057	-	1,085,579	-	1,081,381	-	1,089,974	-
営業店残高	*Branch*	1,053,774	98.3	1,062,361	98.3	1,065,746	98.2	1,061,612	98.2	1,067,310	97.9
正常債権残高	*Ordinary Loan*	990,966	92.4	998,354	92.3	999,873	92.1	996,343	92.1	1,000,879	91.8
解約債権残高	*Defaulted Loan (1M+NPL)*	62,808	6.0	64,006	6.0	65,873	6.2	65,269	6.0	66,431	6.2
四半期増減率	*Qly Growth%*	−0.2		1.7		2.9		−0.9		0.8	
うち条件緩和債権	*Rescheduled Loan*	35,766	3.4	35,852	3.4	37,086	3.5	38,132	3.5	-	-
うちその他解約債権	*Other*	27,041	2.6	28,153	2.7	28,787	2.7	27,137	2.5	-	-
管理センター残高	*Collection Center*	18,504	1.7	18,696	1.7	19,832	1.8	19,769	1.8	22,664	2.1
四半期増減率	*Qly Growth%*	8.2		9.4		6.1		−0.3		14.3	

(4) 無担保ローン延滞遷移率(フロー)/年間比較 (*Overdue Ratio of Unsecured Loans: Flow / YOY%*)

(百万円/*¥ Million*・%)

年/決算月 (*Fiscal Year*)		03/12(9M)	増減率(yoy%)	04/3(12M)	増減率(yoy%)	04/12(9M)	増減率(yoy%)
解約発生率 ※1	*Default(1M+Arrearage) Ratio ※1*	0.972	*0.154*	0.971	*0.133*	0.920	*−0.052*
うち介入発生率	*3rd Party Intervention*	0.615	*0.114*	0.606	*0.086*	0.567	*−0.048*
うち不履行発生率	*Other*	0.357	*0.040*	0.365	*0.047*	0.353	*−0.004*
移管発生率 ※2	*Transfer(5M+Arrearage) Ratio ※2*	0.629	*0.123*	0.635	*0.101*	0.599	*−0.030*
移管額	*Transfer(5M+Arrearage)*	59,695	26.8	80,488	20.8	57,350	−3.9

※1 解約発生率=解約発生金額/正常債権残高
※2 移管発生比率=移管発生残高/営業店残高
注) 斜体数値は増減数

Notes: Italic Font = Increase or Decrease

(5) 無担保ローン延滞遷移率(フロー)/四半期比較 (*Overdue Ratio of Unsecured Loans: Flow / 4Q%*)

(百万円/*¥ Million*)

年/決算月 (*Fiscal Year*)		03/12(3M)	増減率(yoy%)	04/3(3M)	増減率(yoy%)	04/6(3M)	増減率(yoy%)	04/9(3M)	増減率(yoy%)	04/12(3M)	増減率(yoy%)
解約発生率 ※1	*Default(1M+Arrearage) Ratio ※1*	0.910	*0.036*	0.969	*0.072*	0.951	*−0.039*	0.935	*−0.082*	0.875	*−0.035*
うち介入発生率	*3rd Party Intervention*	0.561	*0.029*	0.578	*0.002*	0.586	*−0.042*	0.566	*−0.090*	0.550	*−0.011*
うち不履行発生率	*Other*	0.350	*0.007*	0.390	*0.070*	0.365	*0.004*	0.369	*0.008*	0.325	*−0.025*
移管発生率 ※2	*Transfer(5M+Arrearage) Ratio ※2*	0.625	*0.096*	0.654	*0.035*	0.588	*−0.012*	0.633	*−0.029*	0.575	*−0.050*
移管額	*Transfer(5M+Arrearage)*	19,813	18.9	20,792	6.3	18,777	−1.0	20,196	−3.4	18,376	−7.3

※1 解約発生率=解約発生金額/正常債権残高
※2 移管発生比率=移管発生残高/営業店残高
注) 斜体数値は増減数

Notes: Italic Font = Increase or Decrease

8. アイフル貸倒&不良債権 (Credit Cost & NPL's / AIFUL)

(6) 貸倒償却要因別状況／残高(無担保ローン)／年間比較(Main Reasons for Bad Debt Write-Off / Unsecured Loans Outstanding / YOY%)(百万円/¥ Million)

		年/決算月(Fiscal Year)	03/12(9M)	償却単価※1 (per account) 千円/¥Thousand	04/3(12M)	償却単価※1 (per account) 千円/¥Thousand	04/12(9M)	償却単価※1 (per account) 千円/¥Thousand
償却理由(合計)		Reason for Write-off (Total)	61,268	416	83,359	421	61,044	437
		yoy%	–		19.3		-0.4	
破産		Bankruptcy	26,529	483	35,263	485	22,264	511
	占有率	Share	43.3%		42.3%		36.5%	
		yoy%	–		11.2		-16.1	
元金損失		Waiver of principal due to	13,317	–	18,394	–	14,197	–
	占有率	a settlement with lawyer Share	21.7%		22.1%		23.3%	
		yoy%	–		22.6		6.6	
連絡不能等		Loss of contact, etc.	11,449	339	15,746	346	12,342	374
	占有率	Share	18.7%		18.9%		20.2%	
		yoy%	–		15.0		7.8	
介入後未決		Unsettled intervention	3,852	449	5,151	460	4,760	485
	占有率	Share	6.3%		6.2%		7.8%	
		yoy%	–		37.4		23.6	
不履行		No intention to repay	6,119	342	8,804	355	7,479	358
	占有率	Share	10.0%		10.6%		12.3%	
		yoy%	–		53.8		22.2	

※1 償却単価＝償却金額/償却件数　Write-offs per account=Write-offs/Accounts of Write-offs (¥Thousand)

※2 元金損失1口座あたり単価(03/12 277千円、04/3 288千円、04/12 315千円)　Waiver of principal due to a settlement with lawyer (per account):03/12 277、04/3 288、04/12 315(¥Thousand)

(7) 貸倒償却要因別状況／残高(無担保ローン)／四半期比較(Main Reasons for Bad Debt Write-Off / Unsecured Loans Outstanding / 4Q%)

(百万円/¥Million)

		年/決算月(Fiscal Year)	03/12(3M)	償却単価※1 (per account) 千円/¥Thousand	04/3(3M)	償却単価※1 (per account) 千円/¥Thousand	04/6(3M)	償却単価※1 (per account) 千円/¥Thousand	04/9(3M)	償却単価※1 (per account) 千円/¥Thousand	04/12(3M)	償却単価※1 (per account) 千円/¥Thousand
償却理由(合計)		Reason for Write-off (Total)	20,179	418	22,091	436	20,735	434	19,710	440	20,598	438
		Qly Growth%	-4.4		9.5		-6.1		-4.9		2.1	
破産		Bankruptcy	7,872	491	8,733	491	7,355	512	7,979	510	6,929	512
	占有率	Share	39.0%		39.5%		35.5%		40.5%		33.6%	
		Qly Growth%	-20.4		10.9		-15.8		8.5		-12.0	
元金損失		Waiver of principal due to	5,107	–	5,077	–	4,352	–	4,102	–	5,743	–
	占有率	a settlement with lawyer Share	25.3%		23.0%		21.0%		20.8%		27.9%	
		Qly Growth%	19.4		-0.6		-14.3		-5.7		12.5	
連絡不能等		Loss of contact, etc.	3,595	334	4,296	367	4,725	373	3,771	374	3,845	376
	占有率	Share	17.8%		19.4%		22.8%		19.1%		18.7%	
		Qly Growth%	-5.0		19.5		10.0		-20.2		7.0	
介入後未決		Unsettled intervention	1,155	456	1,298	495	1,881	485	1,517	474	1,361	498
	占有率	Share	5.7%		5.9%		9.1%		7.7%		6.6%	
		Qly Growth%	-16.4		12.4		44.9		-19.4		17.8	
不履行		No intention to repay	2,447	364	2,684	391	2,421	352	2,339	357	2,718	365
	占有率	Share	12.1%		12.2%		11.7%		11.9%		13.2%	
		Qly Growth%	37.2		9.7		-9.8		-3.4		11.1	

9. ライフ営業指標 (Review of Operation / LIFE)

営業債権ベース(Managed Asset Basis)

(1)営業実績 (Operating Results)

会計ベース (On-Balance)

年/決算月 (Fiscal Year)		04/3	増減率(yoy%)	04/9	増減率(yoy%)	04/12 ①	増減率(yoy%)	2005/3 (E)	増減率(yoy%)	会計ベース 04/12 ②	増減率(yoy%)	04/12 ①−②
残高 (百万円)	Balance (¥Million)	702,202	3.9	729,081	5.9	751,049	7.2	746,625	6.3	573,041	17.5	178,008
割賦売掛金	Installment Receivable	256,773	3.7	270,868	7.3	291,215	10.7	280,657	9.3	207,478	14.5	83,737
総合斡旋	Credit Card Shopping	71,508	11.6	74,635	8.3	87,083	10.7	76,731	7.3	67,877	14.3	19,206
個品斡旋	Installment Sales Finance	185,263	1.0	196,232	7.0	204,131	10.7	203,926	10.1	139,601	14.6	64,530
オートローン	Automobile	2,075	-68.7	804	-82.4	446	-88.0	660	-68.2	-	-	-
特定	Service	111,871	4.6	120,210	14.3	124,933	13.8	128,271	14.7	-	-	-
一般	Goods	61,689	7.7	66,347	8.3	69,947	18.8	65,737	6.6	-	-	-
代位弁済	Collateral	9,627	-23.4	8,870	-28.4	8,803	-27.0	9,256	-3.9	8,803	-27.0	-
リース他	Lease etc.	0	-100.0	0	-100.0	0	-	0	-100.0	0	-	0
営業貸付金	Loans (Cash Advance)	339,137	9.1	356,011	9.5	359,084	9.2	366,154	8.0	264,812	33.9	94,272
カードキャッシング	with Credit Card	202,819	5.5	208,402	4.6	206,698	4.1	209,950	3.5	150,934	24.1	55,764
キャッシュプラザ	with Loan Card (Life Play Card)	135,543	15.2	147,029	17.6	151,820	17.2	155,612	14.8	113,313	50.3	38,507
その他	Other	775	-13.1	580	-29.2	564	-29.1	591	-23.7	564	-29.1	-
信用保証売掛金	Guarantee	106,290	-9.8	102,201	-8.1	100,750	-7.3	99,813	-6.1	100,750	-7.3	-
パートナー	Partner Loan (Automobile)	2,504	-66.1	1,615	-61.2	1,364	-57.5	901	-64.0	1,364	-57.5	-
銀行保証	Bank Loan	67,919	-2.0	66,844	-2.8	66,375	-3.1	67,644	-0.4	66,375	-3.1	-
住宅	Home Loan	35,866	-12.9	33,741	-11.9	33,010	-10.8	31,267	-12.8	33,010	-10.8	-
クレジットカード	Credit Card											
有効カード会員数 (千人)	Number of Card Holders (Thousand)	11,032	*1,198*	11,475	*1,083*	11,721	*999*	12,057	*1,025*			
プロパー	Proper	1,625	*116*	1,677	*99*	1,693	*90*	1,760	*135*			
提携	Affinity	9,406	*1,082*	9,797	*983*	10,028	*910*	10,296	*890*			
新規発券枚数 (千枚)	Number of New Issue (Thousand)	2,142	*69*	1,050	*43*	1,586	*20*	2,145	*3*			
プロパー	Proper	192	*2*	102	*10*	149	*10*	244	*52*			
提携	Affinity	1,950	*67*	947	*33*	1,436	*10*	1,901	*-49*			
単価(残高÷残有会員数) (千円)	Balance per Account (¥Thousand)											
総合斡旋	Shopping	46	-14.8	56	12.0	58	5.5	-	-			
キャッシング	Cashing	224	-1.3	222	-1.8	218	-3.5	-	-			
買上実績 (百万円)	Purchase Results (¥Million)											
個品斡旋	Installment Sales Finance	118,131	-5.7	67,541	17.7	103,237	18.8	134,041	13.5			
カード事業	Credit Card	543,507	8.0	289,964	9.5	442,651	-4.3	590,699	8.7			
総合斡旋	Shopping	318,115	15.9	176,482	16.8	274,848	16.6	366,612	15.2			
キャッシング	Cashing	225,392	-1.6	113,482	-0.2	167,802	-0.4	224,087	-0.6			

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

(2)チャネル展開 (Marketing Channel)

年/決算月 (Fiscal Year)		04/3	増減数(yoy)	04/9	増減率(yoy%)	04/12	増減率(yoy%)	2005/3 (E)	増減数(yoy)
事業店舗数 (店)	Business Branches	268	*35*	277	*21*	275	*11*	280	*12*
営業店舗	Branches	69	*0*	69	*0*	69	*0*	69	*0*
キャッシュプラザ	Cash Plaza	198	*34*	208	*21*	206	*11*	211	*13*
有人	Staffed	109	*8*	121	*19*	121	*11*	121	*12*
無人	Unstaffed	89	*26*	87	*2*	85	*0*	90	*1*
加盟店数 (社)	Member Merchant	90,556	*7,569*	93,627	*6,834*	94,412	*5,800*	98,815	*8,259*
正社員数 (a) (人)	N. of Employees (regulary payroll) (a)	1,773	*-30*	1,840	*-12*	1,839	*23*	1,836	*63*
非正社員数 (b) (人)	N. of Employees (temp.) (b)	1,705	*196*	1,698	*-25*	1,730	-	1,745	*40*
合計 (a)+(b) (人)	Total (a)+(b)	3,478	*166*	3,538	*-37*	3,569	-	3,581	*103*
非正社員比率 (b)/(a+b) (人)	Ratio of N. of Employees (b)/(a+b)	49.0	*3.5*	48.0	*-0.2*	48.5	-	48.7	*-0.3*

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

注:ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。
Note: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

10. ライフ損益の内訳　(Revenue and Expenses / LIFE)

営業債権ベース(Managed Asset Basis)

(百万円/¥Million)

年/決算月(Fiscal Year)		04/3	増減率 (yoy%)	04/9 a	営業収益比 (%)	増減率 (yoy%)	04/12 b	営業収益比 (%)	増減率 (yoy%)	年換算(参考) c=a+(b−a)×2	2005/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	113,738	9.5	60,815	100.0	7.6	92,280	100.0	8.2	123,745	124,038	100.0	9.1
割賦売掛金収益	Installment Receivable	24,415	3.6	13,014	21.4	4.5	20,611	22.3	9.6	28,208	27,170	21.9	11.3
総合斡旋	Credit Card Shopping	8,402	5.8	4,474	7.4	8.3	7,319	7.9	15.6	10,164	9,320	7.5	10.9
個品斡旋	Installment Sales Finance	15,901	3.3	8,509	14.0	3.2	13,248	14.4	7.1	17,987	17,792	14.3	11.9
その他	Other	110	−49.8	29	0.0	−59.7	42	0.0	−58.0	55	57	0.0	−48.2
営業貸付収益	Loans (Cash Advance)	78,815	13.3	41,674	68.5	7.7	62,517	67.7	6.5	83,360	84,955	68.5	7.8
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	with Credit Card	46,979	11.0	24,130	39.7	3.9	35,994	39.0	2.4	47,858	48,447	39.1	3.1
ｷｬｯｼｭﾌﾟﾗｻﾞ	with Loan Card (Life Play Card)	31,786	16.9	17,522	28.8	13.6	26,487	28.7	12.6	35,452	36,476	29.4	14.8
その他融資	Other	50	−2.0	20	0.0	−4.8	35	0.0	2.9	50	32	0.0	−36.0
信用保証	Guarantee	3,842	6.1	2,013	3.3	5.1	3,022	3.3	4.7	4,031	4,080	3.3	6.2
その他の金融収益	Other Financial Revenue	60	−63.4	30	0.0	−23.1	43	0.0	−15.7	56	50	0.0	−16.7
その他の営業収益	Other Operating Revenue	6,604	−5.0	4,081	6.7	19.8	6,085	6.6	27.0	8,089	7,780	6.3	17.8
償却債権回収額	Bad Debt Recovery	2,670	15.5	1,683	2.8	18.5	2,437	2.6	22.3	3,191	3,274	2.6	22.6
その他の業務収入	Other	3,933	−15.2	2,398	3.9	20.9	3,647	4.0	30.4	4,896	4,505	3.6	14.5
営業費用	Operating Expenses	101,943	6.2	53,081	87.3	1.3	79,234	85.9	2.3	105,387	108,568	87.5	6.5
金融費用	Financial Expenses	8,588	21.3	4,367	7.2	6.3	6,609	7.2	3.8	8,851	9,771	7.9	13.8
貸倒関連費用	Credit Cost	37,902	5.8	19,747	32.5	−3.8	29,078	31.5	−2.4	38,409	40,434	32.6	6.7
その他の営業費用	Other Operating Expenses(SG&A)	55,451	4.4	28,966	47.6	4.3	43,546	47.2	5.5	58,126	58,362	47.1	5.2
広告宣伝費	Advertising Expenses	5,054	6.0	2,737	4.5	−5.3	3,968	4.3	−5.3	5,199	5,666	4.6	12.1
人件費	Salaries	15,153	−1.1	7,595	12.5	−1.0	11,429	12.4	0.4	15,263	15,545	12.5	2.6
その他	Other	35,243	6.7	18,633	30.6	8.2	28,148	30.5	9.5	37,663	37,150	30.0	5.4
販売費	Sales Cost	15,769	13.7	8,415	13.8	13.4	12,631	13.7	8.2	16,847	17,595	14.2	11.6
ｼｽﾃﾑ費	System Cost	10,164	6.5	5,275	8.7	6.8	8,280	9.0	10.3	11,285	9,571	7.7	−5.8
施設費	Rent Cost	3,798	−0.1	1,849	3.0	−3.0	2,655	2.9	−6.7	3,461	3,754	3.0	−1.2
管理費	Admin Cost	5,511	−5.4	3,093	5.1	5.0	4,580	5.0	24.6	6,067	6,228	5.0	13.0
営業利益	Operating Income	11,795	50.1	7,733	12.7	89.4	13,046	14.1	66.8	18,359	15,469	12.5	31.1
営業外利益	Non-operating Income	355	3.5	47	0.1	−74.2	65	0.1	−74.7	83	65	0.1	−81.7
営業外費用	Non-operating Expenses	69	−54.9	30	0.0	−77.1	56	0.1	−59.4	82	34	0.0	−50.7
経常利益	Ordinary Income	12,081	50.1	7,750	12.7	87.5	13,055	14.1	64.4	18,360	15,500	12.5	28.3
特別利益	Extraordinary Income	4,277	1,936.7	28	0.0	−99.3	35	0.0	−99.2	42	352	0.3	−91.8
特別損失	Extraordinary Losses	6,159	109.3	483	0.8	−65.5	505	0.5	−67.0	527	657	0.5	−89.3
税引前利益(a)	Income before Income Taxes(a)	10,198	91.9	7,294	12.0	7.2	12,585	13.6	17.5	17,876	15,195	12.3	49.0
法人税・住民税及び事業税(b)	Income Taxes(b)	218	32.9	115	0.2	3.6	167	0.2	−5.1	219	240	0.2	10.1
法人税等調整額(c)	Effect of a Tax Consequences(c)	−6,151	−	1,460	2.4	−	3,600	3.9	−	5,740	4,795	3.9	−
当期純利益	Net Income	16,131	76.3	5,719	9.4	−36.0	8,817	9.6	−33.2	11,915	10,160	8.2	−37.0
実質税率 (b+c)/a (%)	Real Tax Rate (b+c)/a (%)	−	−	21.6	−	−	29.9	−	−	−	33.1	−	−

注:ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

10. ライフ損益の内訳 *(Revenue and Expenses / LIFE)*

会計ベース*(On-Balance)*

(百万円/¥ Million)

年/決算月 (Fiscal Year)		04/3	増減率 (yoy%)	04/9 a	営業収益比 (%)	増減率 (yoy%)	04/12 b	営業収益比 (%)	増減率 (yoy%)	年換算(参考) c=a+(b-a)×2	2005/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	111,575	9.0	59,856	100.0	8.1	90,845	100.0	8.7	121,834	122,150	100.0	9.5
割賦売掛金収益	Installment Receivable	23,592	2.9	12,546	21.0	5.0	19,261	21.2	5.9	25,976	26,224	21.5	11.2
総合斡旋	Credit Card Shopping	8,136	3.4	4,274	7.1	8.0	6,635	7.3	8.4	8,996	8,925	7.3	9.7
個品斡旋	Installment Sales Finance	15,346	3.4	8,242	13.8	4.1	12,583	13.9	4.2	16,924	17,241	14.1	12.3
その他	Other	110	-49.8	29	0.0	-59.7	42	0.0	-	55	57	0.0	-48.2
営業貸付収益	Loans (Cash Advance)	76,885	11.9	41,184	68.8	9.7	62,432	68.7	9.6	83,680	84,013	68.8	9.3
カードキャッシング	with Credit Card	45,853	9.6	23,828	39.8	5.3	35,856	39.5	5.0	47,884	47,886	39.2	4.4
キャッシュプラザ	with Loan Card (Life Play Card)	30,982	15.5	17,335	29.0	16.3	26,539	29.2	16.6	35,743	36,094	29.5	16.5
その他融資	Other	50	-2.0	20	0.0	-4.8	35	0.0	2.9	50	32	0.0	-36.0
信用保証	Guarantee	3,842	6.1	2,013	3.4	5.1	3,022	3.3	4.7	4,031	4,080	3.3	6.2
その他の金融収益	Other Financial Revenue	60	-63.4	30	0.1	-23.1	43	0.0	-15.7	56	50	0.0	-16.7
その他の営業収益	Other Operating Revenue	7,194	3.5	4,081	6.8	4.7	6,085	6.7	10.9	8,089	7,780	6.4	8.1
償却債権回収額	Bad Debt Recovery	2,670	15.5	1,683	2.8	18.5	2,437	2.7	22.3	3,191	3,274	2.7	22.6
その他の業務収入	Other	4,523	-2.5	2,398	4.0	-3.2	3,647	4.0	4.4	4,896	4,505	3.7	-0.4
営業費用	Operating Expenses	99,780	5.5	52,122	87.1	1.7	77,798	85.6	2.7	103,474	106,680	87.3	6.9
金融費用	Financial Expenses	6,426	14.9	3,408	5.7	15.0	5,173	5.7	10.5	6,938	7,883	6.5	22.7
貸倒関連費用	Credit Cost	37,902	5.8	19,747	33.0	-3.8	29,078	32.0	-2.4	38,409	40,434	33.1	6.7
その他の営業費用	Other Operating Expenses(SG&A)	55,451	4.4	28,966	48.4	4.3	43,546	47.9	5.5	58,126	58,362	47.8	5.2
広告宣伝費	Advertising Expenses	5,054	6.0	2,737	4.6	-5.3	3,968	4.4	-5.3	5,199	5,666	4.6	12.1
人件費	Salaries	15,153	-1.1	7,595	12.7	-1.0	11,429	12.6	0.4	15,263	15,545	12.7	2.6
その他	Other	35,243	6.7	18,633	31.1	8.2	28,148	31.0	9.5	37,663	37,150	30.4	5.4
販売費	Sales Cost	15,769	13.7	8,415	14.1	13.4	12,631	13.9	8.2	16,847	17,595	14.4	11.6
システム費	System Cost	10,164	6.5	5,275	8.8	6.8	8,280	9.1	10.3	11,285	9,571	7.8	-5.8
施設費	Rent Cost	3,798	-0.1	1,849	3.1	-3.0	2,655	2.9	-6.7	3,461	3,754	3.1	-1.2
管理費	Admin Cost	5,511	-5.4	3,093	5.2	5.0	4,580	5.0	24.6	6,067	6,228	5.1	13.0
営業利益	Operating Income	11,795	50.1	7,733	12.9	89.4	13,046	14.4	66.8	18,359	15,469	12.7	31.1
営業外利益	Non-operating Income	355	3.5	47	0.1	-74.2	65	0.1	-74.7	83	65	0.1	-81.7
営業外費用	Non-operating Expenses	69	-54.9	30	0.1	-77.1	56	0.1	-59.4	82	34	0.0	-50.7
経常利益	Ordinary Income	12,081	50.1	7,750	12.9	87.5	13,055	14.4	64.4	18,360	15,500	12.7	28.3
特別利益	Extraordinary Income	4,277	1,936.7	28	0.0	-99.3	35	0.0	-99.2	42	352	0.3	-91.8
特別損失	Extraordinary Losses	6,159	109.3	483	0.8	-65.5	505	0.6	-67.0	527	657	0.5	-89.3
税引前利益(a)	Income before Income Taxes(a)	10,198	91.9	7,294	12.2	7.2	12,585	13.9	17.5	17,876	15,195	12.4	49.0
法人税・住民税及び事業税(b)	Income Taxes(b)	218	32.9	115	0.2	3.6	167	0.2	-5.1	219	240	0.2	10.1
法人税等調整額(c)	Effect of a Tax Consequences(c)	-6,151	-	1,460	2.4	-	3,600	4.0	-	5,740	4,795	3.9	-
当期純利益	Net Income	16,131	76.3	5,719	9.6	-36.0	8,817	9.7	-33.2	11,915	10,160	8.3	-37.0
実質税率 (b+c)/a (%)	Real Tax Rate (b+c)/a (%)	-	-	21.6	-	-	29.9	-	-	-	33.1	-	-

11. ライフ資金調達の状況 *(Review of Funding / LIFE)*

営業債権ベース *(Managed Asset Basis)*

(1) 形態別調達金額 *(Amount of Borrowings by Type of Lender)*

(百万円/¥ Million)

年/決算月	*(Fiscal Year)*	03/12	構成比(%)	04/3	構成比(%)	04/12	構成比(%)	2005/3(E)	構成比(%)
借入金	Borrowings	281,121	53.8	263,730	52.7	320,818	59.1	337,878	63.3
都市銀行	City Banks	500	0.1	1,000	0.2	5,000	0.9	-	-
長期信用銀行	Long-Term Credit Banks	24,572	4.7	21,722	4.3	27,319	5.0	-	-
信託銀行	Trust Banks	24,101	4.6	25,697	5.1	41,501	7.6	-	-
地方銀行・第二地方銀行	Regional Banks	23,516	4.5	23,219	4.6	46,125	8.5	-	-
系統金融機関	Cooperative Financial Ins.	18,849	3.6	20,534	4.1	29,479	5.4	-	-
生命保険会社	Life Insurance	4,928	0.9	4,349	0.9	5,869	1.1	-	-
損害保険会社	Non-Life Insurance	2,039	0.4	1,781	0.4	3,160	0.6	-	-
その他	Other	48,616	9.3	49,152	9.8	55,465	10.2	-	-
シンジケートローン	Syndicated Loan	9,000	1.7	17,275	3.5	13,900	2.6	-	-
アイフル	AIFUL	125,000	23.9	99,000	19.8	93,000	17.1	-	-
CP・社債等	CP and Bonds	241,766	46.2	236,590	47.3	221,932	40.9	196,136	36.7
証券化	ABS	229,766	43.9	221,590	44.3	191,932	35.4	-	-
CP	CP	12,000	2.3	5,000	1.0	20,000	3.7	-	-
普通社債	SB	-	-	10,000	2.0	10,000	1.8	-	-
合 計	Total	522,888	100.0	500,320	100.0	542,751	100.0	534,014	100.0

会計ベース *(On-Balance)*

(百万円/¥ Million)

	04/12	構成比(%)
借入金 Borrowings	320,818	91.4
都市銀行 City Banks	5,000	1.4
長期信用銀行 Long-Term Credit Banks	27,319	7.8
信託銀行 Trust Banks	41,501	11.8
地方銀行・第二地方銀行 Regional Banks	46,125	13.1
系統金融機関 Cooperative Financial Ins.	29,479	8.4
生命保険会社 Life Insurance	5,869	1.7
損害保険会社 Non-Life Insurance	3,160	0.9
その他 Other	55,465	15.8
シンジケートローン Syndicated Loan	13,900	4.0
アイフル AIFUL	93,000	26.5
CP・社債等 CP and Bonds	30,000	8.6
証券化 ABS	-	-
CP	20,000	5.7
普通社債 SB	10,000	2.9
合 計 Total	350,818	100.0

(2) 長期・短期別調達金額 *(Short and Long-term Borrowings)*

(百万円/¥ Million)

年/決算月	*(Fiscal Year)*	03/12	構成比(%)	04/3	構成比(%)	04/12	構成比(%)	2005/3(E)	構成比(%)
短期調達	Short-term Borrowings	58,800	11.2	53,320	10.7	84,300	15.5	66,000	12.4
短期借入	Borrowings	46,800	9.0	48,320	9.7	64,300	11.8	-	-
CP	CP	12,000	2.3	5,000	1.0	20,000	3.7	-	-
長期調達	Long-term Borrowings	464,088	88.8	447,000	89.3	458,451	84.5	468,014	87.6
固定金利借入	Fixed Rate	25,614	4.9	24,202	4.8	45,338	8.4	-	-
変動金利借入	Floating Rate	208,707	39.9	191,207	38.2	211,180	38.9	-	-
社債等(固定)	ABS (Fixed Bond)	71,948	13.8	81,664	16.3	100,398	18.5	-	-
普通社債	SB	-	-	10,000	2.0	10,000	1.8	-	-
証券化	ABS	71,948	13.8	71,664	14.3	90,398	16.7	-	-
社債等(変動)	ABS (Floating Bond)	157,818	30.2	149,926	30.0	101,534	18.7	-	-
証券化	ABS	157,818	30.2	149,926	30.0	101,534	18.7	-	-
キャップ	With Cap	157,818	30.2	139,926	28.0	101,534	18.7	-	-
合 計	Total	522,888	100.0	500,320	100.0	542,751	100.0	534,014	100.0

(百万円/¥ Million)

	04/12	構成比(%)
短期調達 Short-term Borrowings	84,300	24.0
短期借入 Borrowings	64,300	18.3
CP	20,000	5.7
長期調達 Long-term Borrowings	266,518	76.0
固定金利借入 Fixed Rate	45,338	12.9
変動金利借入 Floating Rate	211,180	60.2
社債等(固定) ABS (Fixed Bond)	100,398	28.6
普通社債 SB	10,000	2.9
証券化 ABS	-	-
社債等(変動) ABS (Floating Bond)	-	-
証券化 ABS	-	-
キャップ With Cap	-	-
合 計 Total	350,818	100.0

※開始年月日が未到来のキャップ・スワップはございません。

(3) 調達金利 *(Funding Cost)*

(%)

年/決算月	*(Fiscal Year)*	03/12	04/3	04/12	2005/3(E)
調達金利	Funding Cost	1.45	1.44	1.35	1.55
間接	Indirect	2.09	2.02	1.75	1.94
直接	Direct	0.72	0.80	0.79	0.90

※調達金利＝末約定ベース平均表面金利　※Funding Cost = Interest Rate／Average Borrowing

《参考》

(%)

長期プライムレート	Long term prime rate	1.70	1.65	1.55	2.00

注：ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

12. ライフ貸倒&不良債権 (Credit Cost & NPL's / LIFE)

(1) 営業債権ベース／年間比較(Write-off ／Balance／YOY%)

(百万円/¥ Million)

年/決算月(Fiscal Year)		03/12(9M)			04/3(12M)			04/12(9M)			2005/3(E)		
		償却金額 (Write offs)	債権残高 (Balance)	※1 償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	※1 償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)
合計	Total	29,104	700,648	5.52	35,566	702,202	5.06	27,705	751,050	4.76	37,846	746,625	5.07
増減率	yoy%	–			17.8			–4.8			6.4		
カード	Card	12,095	277,222	5.80	15,236	274,328	5.55	11,167	293,783	4.98	15,270	286,682	5.33
	yoy%	–			38.2			–7.7			0.2		
総合斡旋	Shopping	2,012	78,659	3.39	2,412	71,509	3.37	1,650	87,084	2.46	2,148	76,731	2.80
キャッシング	Cashing	10,083	198,563	6.75	12,823	202,820	6.32	9,517	206,699	6.05	13,122	209,951	6.25
個品斡旋	Installment Sales Finance	5,817	172,403	4.43	6,067	175,636	3.45	4,040	195,328	2.70	5,498	194,669	2.82
	yoy%	–			16.0			–30.6			–9.4		
ﾗｲﾌｷｬｯｼｭﾌﾟﾗｻﾞ	Loan Card (Life Play Card)	8,192	129,502	8.48	10,570	135,543	7.80	8,293	151,821	7.21	12,062	155,613	7.75
	yoy%	–			64.3			1.2			14.1		
信用保証	Guarantee	2,427	78,081	4.08	2,342	74,689	3.14	1,544	71,715	2.75	1,945	72,909	2.67
	yoy%	–			–25.2			–36.4			–17.0		
住宅	Home Loan	300	42,644	1.12	522	41,525	1.26	1,240	38,021	3.71	1,272	36,336	3.50
	yoy%	–			–74.6			313.4			143.8		
その他	Other	272	796	–	830	480	–	1,421	382	–	1,800	416	–
	yoy%	–			–64.2			422.3			117.0		
カード事故	Fraudulent Use of Credit Card	239	–	–	772	–	–	1,008	–	–	1,277	–	–
加盟店未精算金	Loss from Member Merchant Fraudulent	10	–	–	32	–	–	399	–	–	502	–	–
その他	Other	23	–	–	26	–	–	13	–	–	21	–	–

※1 償却率＝(2Q+(3Q−2Q)x2)/債権残高

(2) 買上金額(取扱高)ベース／年間比較 (Write-off / Transaction Volume / YOY%)

(百万円/¥ Million)

年/決算月(Fiscal Year)		03/12(9M)			04/3(12M)			04/12(9M)			2005/3(E)		
		償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)
総合斡旋	Shopping	2,012	235,654	0.85	2,412	318,115	0.76	1,650	274,849	0.60	2,148	367,652	0.58

13. ライフ利回り　*(Average Yield / LIFE)*

営業債権ベース*(Managed Asset Basis)*

(%)

年/決算月 *(Fiscal Year)*		03/12	増減数(yoy)	04/3	増減数(yoy)	04/12	増減数(yoy)	2005/3 *(E)*	増減数(yoy)
合計	*Total*	15.8	-	16.4	*1.4*	17.0	*1.2*	17.0	*0.5*
割賦売掛金収益	*Installment Receivable*	10.1	-	9.5	*-0.5*	9.7	*-0.4*	9.8	*0.3*
総合斡旋	*Credit Card Shopping*	11.8	-	11.7	*-0.9*	11.7	*-0.1*	11.7	*-0.1*
個品斡旋	*Installment Sales Finance*	9.4	-	9.2	*0.3*	9.4	*0.0*	9.5	*0.3*
営業貸付収益	*Loans (Cash Advance)*	24.5	-	24.3	*-0.4*	24.2	*-0.3*	24.2	*-0.2*
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	*with Credit Card*	23.8	-	23.8	*-0.3*	23.7	*-0.1*	23.6	*-0.2*
ｷｬｯｼｭﾌﾟﾗｻﾞ	*with Loan Card (Life Play Card)*	25.6	-	25.4	*-0.9*	25.1	*-0.5*	25.2	*-0.2*
信用保証	*Guarantee*	3.4	-	3.4	*0.6*	3.9	*0.5*	4.0	*0.5*

注）斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

14. 銀行保証事業　*(Bank Loan Guarantee/AIFUL & LIFE)*

(1)アイフル*(AIFUL)*

				03/12	増減率(yoy%)	04/3	増減率(yoy%)	04/12	増減率(yoy%)
保証残高	(百万円)	*Loans*	*(¥ Million)*	24,125	-	27,316	153.1	39,298	62.9
個人保証	(百万円)	*Personal loans*	*(¥ Million)*	22,990	-	25,958	147.4	33,391	45.2
提携先金融機関	(行)	*Tie-up Banks*	*(Number)*	31	-	32	*11*	39	*8*
事業者保証	(百万円)	*Small business loans*	*(¥ Million)*	1,135	-	1,358	352.7	5,906	420.4
提携先金融機関	(行)	*Tie-up Banks*	*(Number)*	5	-	7	*4*	23	*18*

注）斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

(2)ライフ*(LIFE)*

年/決算月 *(Fiscal Year)*				03/12	増減率(yoy%)	04/3	増減率(yoy%)	04/12	増減率(yoy%)
保証残高	(百万円)	*Loans*	*(¥ Million)*	68,464	-	67,919	-2.0	66,375	-3.1
新型商品	(百万円)	*High Yield Product*	*(¥ Million)*	18,274	-	19,590	47.9	22,767	24.6
提携先機関	(行)	*Tie-up Banks*	*(Number)*	56	-	65	*31*	91	*35*
旧型商品	(百万円)	*Low Yield Product*	*(¥ Million)*	50,190	-	48,329	-13.8	43,608	-13.1
提携先機関	(行)	*Tie-up Banks*	*(Number)*	41	-	41	*0*	37	*-4*

注）斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

15. 事業者ローン2社の営業指標 *(Review of Operation / Small Business Loan Subsidiaries)*

(1)ビジネクスト*(Businext / JV with Sumitomo Trust & Banking started April 2001)*

年/決算月 *(Fiscal Year)*		03/12	増減率(yoy%)	04/3	増減率(yoy%)	04/9	増減率(yoy%)	04/12	増減率(yoy%)	2005/3 *(E)*	増減率(yoy%)
営業貸付金残高 (百万円)	*Loans Outstanding (¥ Million)*	23,997	-	27,591	79.2	37,423	85.1	42,293	76.2	46,936	70.1
口座数 (千件)	*Customer Accounts (Thousand)*	20	-	22	77.9	27	57.7	30	48.7	32	45.5
一口座当たり残高 (千円)	*Per Account (¥ Thousand)*	1,170	-	1,203	0.8	1,350	17.4	1,387	18.5	1,456	21.0
新規顧客件数 (千件)	*New Accounts (Thousand)*	9	50.0	12	47.4	6	8.6	10	7.6	13	8.3
営業店舗数 (店)	*Loan Business Branches*	2	*-1*	2	*-1*	2	*0*	3	*1*	3	*1*
有人店舗	*Staffed*	2	*-1*	2	*-1*	2	*0*	3	*1*	3	*1*
無人店舗	*Unstaffed*	-	-	-	-	-	-	-	-	-	-
社員数 (人)	*Number of Employees*	55	*7*	57	*10*	56	*0*	62	*7*	75	*18*

注） 斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

(2)シティズ*(City's / Acquisition : Oct 2002)*

年/決算月 *(Fiscal Year)*		03/12	増減率(yoy%)	04/3	増減率(yoy%)	04/9	増減率(yoy%)	04/12	増減率(yoy%)	2005/3 *(E)*	増減率(yoy%)
営業貸付金残高 (百万円)	*Loans Outstanding (¥ Million)*	29,825	-	31,214	7.0	36,316	25.4	41,443	39.0	45,595	46.1
口座数 (千件)	*Customer Accounts (Thousand)*	15	-	15	1.4	17	14.8	19	26.9	21	40.0
一口座当たり残高 (千円)	*Per Account (¥ Thousand)*	1,972	-	2,014	5.5	2,106	9.3	2,159	9.5	2,154	7.0
新規顧客件数 (千件)	*New Accounts (Thousand)*	3	-	4	-	3	85.6	6	100.9	9	125.0
営業店舗数 (店)	*Loan Business Branches*	37	*0*	38	*1*	42	*5*	50	*13*	50	*12*
有人店舗	*Staffed*	37	*0*	38	*1*	42	*5*	50	*13*	50	*12*
無人店舗	*Unstaffed*	-	-	-	-	-	-	-	-	-	-
社員数 (人)	*Number of Employees*	380	*-72*	446	*-15*	670	*249*	714	*334*	711	*265*

注） 斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

16. 消費者金融グループ会社の営業指標 *(Review of Operation / Consumer Finance Subsidiaries)*

(1)トライト *(Tryto / Merged : April 2004) ※1*

年/決算月 *(Fiscal Year)*				03/12 ※1	増減率(yoy%)	04/3 ※1	増減率(yoy%)	04/9	増減率(yoy%)	04/12	増減率(yoy%)	2005/3 *(E)*	増減率(yoy%)
営業貸付金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	59,920	-	58,355	-	55,906	-9.7	57,033	-4.8	57,403	-1.6
口座数	(千件)	*Customer Accounts*	*(Thousand)*	180	-	175	-	167	-9.2	167	-6.9	164	-6.3
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	330	-	332	-	333	-1.0	339	1.2	347	4.5
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	19	-	23	-	16	23.1	25	33.8	33	43.5
営業店舗数	(店)	*Loan Business Branches*		107	-	107	-	100	*-8*	100	*-7*	100	*-7*
有人店舗		*Staffed*		50	-	50	-	48	*-2*	48	*-4*	48	*-2*
無人店舗		*Unstaffed*		57	-	57	-	52	*-6*	52	*-9*	52	*-5*
社員数	(人)	*Number of Employees*		296	-	278	-	246	*-51*	254	*-14*	250	*-28*

注） 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

※1 2004年4月に、ハッピークレジット、信和、山陽信販を合併し、トライトとして事業開始の為、2004年3月期以前のデータは3社の合算値となります。

(2)ワイド *(Wide / Acquisition : June 2004) ※2*
営業債権ベース (Managed Asset Basis)

年/決算月 *(Fiscal Year)*				04/9	増減率(yoy%)	04/12	増減率(yoy%)	2005/3 *(E)*	増減率(yoy%)
営業貸付金残高		*Loans Outstanding*	*(¥ Million)*	94,758	-	95,395	-	95,730	-
口座数	(千件)	*Customer Accounts*	*(Thousand)*	199	-	202	-	199	-
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	475	-	470	-	473	-
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	22	-	35	-	46	-
営業店舗数	(店)	*Loan Business Branches*		293	-	293	-	293	-
有人店舗		*Staffed*		33	-	33	-	33	-
無人店舗		*Unstaffed*		260	-	260	-	260	-
社員数	(人)	*Number of Employees*		356	-	367	-	412	-

注） 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

※2 2004年6月30日に完全子会社化をしておりますが、2004年4月1日をみなし取得日としていることから、2004年4月からの実績となります。

17. グループ経営一覧表 (Group Management)

営業債権ベース(Managed Asset Basis)

(百万円/¥ Million)

		04/9		04/12				2005/3(E)		
		a	構成比 %	b	構成比 %	増減率 yoy%	年換算(参考) c=a+(b−a)x2		構成比 %	増減率 yoy%
営業債権残高合計	Total Receivable Outstanding	2,446,519	100.0	2,478,962	100.0	8.9	–	2,500,720	100.0	8.8
アイフル ※1	Aiful ※1	1,492,970	61.0	1,491,693	60.2	2.1	–	1,508,429	60.3	2.0
ライフ	Life	729,081	29.8	751,049	30.3	7.2	–	746,625	29.9	6.3
ワイド	Wide	94,758	3.9	95,395	3.8	–	–	95,730	3.8	–
トライト ※2	Tryto ※2	55,968	2.3	57,086	2.3	103.2	–	57,403	2.3	−1.6
ビジネクスト	Businext	37,423	1.5	42,293	1.7	76.2	–	46,936	1.9	70.1
シティズ	City's	36,316	1.5	41,443	1.7	39.0	–	45,595	1.8	46.1
営業収益単純合計※3	Total Operating Revenue	256,189	100.0	385,606	100.0	8.9	515,023	517,290	100.0	8.9
アイフル	Aiful	169,969	66.3	255,811	66.3	1.9	341,653	340,052	65.7	1.5
ライフ	Life	60,815	23.7	90,845	23.6	8.7	120,875	124,038	24.0	9.1
ワイド	Wide	11,597	4.5	17,497	4.5	–	23,397	23,819	4.6	–
トライト	Tryto	7,140	2.8	10,822	2.8	−9.5	14,504	14,428	2.8	−7.9
ビジネクスト	Businext	2,365	0.9	3,829	1.0	81.6	5,293	5,468	1.1	81.4
シティズ	City's	4,303	1.7	6,802	1.8	23.6	9,301	9,485	1.8	27.9
経常利益単純合計 ※3	Total Ordinary Income ※3	66,241	100.0	103,858	100.0	26.4	141,475	133,748	100.0	16.9
アイフル	Aiful	54,686	82.6	84,494	81.4	20.0	114,302	112,000	83.7	13.2
ライフ	Life	7,750	11.7	13,055	12.6	64.4	18,360	15,500	11.6	28.3
ワイド	Wide	955	1.4	2,189	2.1	–	3,423	1,050	0.8	–
トライト	Tryto	1,394	2.1	2,090	2.0	230.2	2,786	2,384	1.8	73.0
ビジネクスト	Businext	159	0.2	355	0.3	–	551	450	0.3	–
シティズ	City's	1,297	2.0	1,675	1.6	−32.3	2,053	2,364	1.8	−22.4
当期純利益単純合計 ※3	Total Net Income ※3	37,526	100.0	61,947	100.0	19.7	86,368	77,922	100.0	10.7
アイフル	Aiful	30,189	80.4	50,060	80.8	37.8	69,931	64,787	83.1	22.0
ライフ	Life	5,719	15.2	8,817	14.2	−33.2	11,915	10,160	13.0	−37.0
ワイド	Wide	−14	0.0	704	1.1	–	1,422	6	0.0	–
トライト	Tryto	785	2.1	1,057	1.7	237.7	1,329	1,148	1.5	63.8
ビジネクスト	Businext	157	0.4	352	0.6	–	547	446	0.6	–
シティズ	City's	690	1.8	957	1.5	−22.6	1,224	1,375	1.8	−10.4

※1 アイフルの営業債権残高には信用保証割賦売掛金、割賦売掛金を含みます。

※2 トライトの04/3以前の数値は3社(ハッピークレジット、信和、山陽信販)の合算値であり、増減率は合算値との比較となります。また、営業債権残高には信用保証割賦売掛金、割賦売掛金を含みます。

※3 営業収益、経常利益、当期純利益及びそれらの構成比の分母は単純合計

18. 消費者金融業界動向 *(Overview of Consumer Credit Industry)*

(1) 自己破産申請件数の推移 (Trend of Personal Bankruptcy in Japan)

○1994年～2004年11月推移*(Number of Petitions 1994-November2004)*

暦年	1994年	1995年	1996年	1997年	1998年	1999年	2000年	2001年	2002年	2003年	2004年 (11M)	1月	2月	3月	4月	5月	6月	7月	8月	9月	10月	11月
件数	43,545	43,414	56,494	71,299	103,803	122,741	139,281	160,419	214,633	242,377	191,582	14,000	17,926	21,818	19,723	15,800	18,675	17,840	16,206	16,517	16,555	16,522
yoy	-7.3%	7.5%	30.1%	26.2%	45.6%	18.2%	13.5%	15.2%	33.8%	12.9%	-13.2%	-8.5%	-8.1%	-0.2%	-10.9%	-25.9%	-14.3%	-22.4%	-10.8%	-15.7%	-20.6%	-4.0%

出所：最高裁判所　　Source:Japanese Supreme Court

(2) 形態別信用供与残高 *(Consumer Credit Balance)*

(億円/¥ 100Million)

	消費者信用全体 Consumer Credit Total	伸び率(yoy%)	販売信用(ショッピング) Credit Sales (Shopping)	伸び率(yoy%)	クレジットカード Credit Card	伸び率(yoy%)	個品割賦 Installment Credit	伸び率(yoy%)	消費者金融 Consumer Finance	伸び率(yoy%)	預貯金担保 Deposited Collateral	伸び率(yoy%)	消費者ローン計 Consumer Loans	伸び率(yoy%)	銀行等金融機関 Banks & Other Financial Institutions	伸び率(yoy%)	消費者金融会社 Consumer Finance Companies	伸び率(yoy%)	信販・カード会社 Credit Sales & Credit Card Companies	伸び率(yoy%)	その他 Other	伸び率(yoy%)
1993年	741,048	3.6	166,862	-1.3	22,254	-7.6	144,608	-0.3	574,186	5.1	194,009	21.9	380,177	-1.8	296,395	-3.4	39,970	9.1	39,631	0.4	4,181	-0.8
1994年	749,110	1.1	170,164	2.0	23,606	6.1	146,558	1.3	578,946	0.8	206,514	6.4	372,432	-2.0	283,765	-4.3	44,982	12.5	39,472	-0.4	4,213	0.8
1995年	748,005	-0.1	177,166	4.1	24,887	5.4	152,279	3.9	570,839	-1.4	198,822	-3.7	372,017	-0.1	272,482	-4.0	52,082	15.8	43,081	9.1	4,372	3.8
1996年	752,407	0.6	182,892	3.2	27,875	12.0	155,017	1.8	569,515	-0.2	195,480	-1.7	374,035	0.5	262,502	-3.7	59,634	14.5	47,293	9.8	4,606	5.4
1997年	743,335	-1.2	182,621	-0.1	28,927	3.8	153,694	-0.9	560,714	-1.5	187,847	-3.9	372,867	-0.3	251,897	-4.0	65,179	9.3	50,928	7.7	4,863	5.6
1998年	709,823	-4.5	171,535	-6.1	29,852	3.2	141,683	-7.8	538,288	-4.0	182,329	-2.9	355,959	-4.5	231,478	-8.1	71,371	9.5	48,188	-5.4	4,922	1.2
1999年	668,243	-5.9	163,518	-4.7	31,018	3.9	132,500	-6.5	504,725	-6.2	153,514	-15.8	351,211	-1.3	217,957	-5.8	78,586	10.1	49,763	1.8	4,905	-0.3
2000年	652,247	-2.4	159,639	-2.4	32,735	5.5	126,907	-4.2	492,608	-2.4	135,988	-11.4	356,620	1.5	210,091	-3.6	88,489	12.6	53,389	7.3	4,651	-5.2
2001年	635,927	-2.5	153,683	-3.7	33,649	2.8	120,034	-5.4	482,244	-2.1	123,727	-9.0	358,517	0.5	199,793	-4.9	96,918	9.5	56,652	6.1	5,154	10.8
2002年	607,750	-4.4	148,353	-3.5	35,675	6.0	112,678	-6.1	459,397	-4.7	106,498	-13.9	352,849	-1.6	185,566	-7.1	102,357	5.6	59,434	4.9	5,492	6.6

出所：(社)日本クレジット産業協会「消費者信用市場統計」　　Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

(3) 形態別信用供与額 *(Consumer Credit Provided)*

(億円/¥ 100Million)

	消費者信用全体 Consumer Credit Total	伸び率(yoy%)	販売信用(ショッピング) Credit Sales (Shopping)	伸び率(yoy%)	クレジットカード Credit Card	伸び率(yoy%)	個品割賦 Installment Credit	伸び率(yoy%)	消費者金融 Consumer Finance	伸び率(yoy%)	預貯金担保 Deposited Collateral	伸び率(yoy%)	消費者ローン計 Consumer Loans	伸び率(yoy%)	銀行等金融機関 Banks & Other Financial Institutions	伸び率(yoy%)	消費者金融会社 Consumer Finance Companies	伸び率(yoy%)	信販・カード会社 Credit Sales & Credit Card Companies	伸び率(yoy%)	その他 Other	伸び率(yoy%)
1993年	685,812	0.2	278,810	-1.7	130,994	0.0	147,816	-3.2	407,002	1.6	212,502	19.8	194,500	-12.9	66,696	-26.4	50,425	7.8	68,941	-10.8	8,438	-3.9
1994年	707,370	3.1	285,062	2.2	136,321	4.1	148,741	0.6	422,308	3.8	223,243	5.1	199,065	2.3	66,144	-0.8	56,728	12.5	67,499	-2.1	8,694	3.0
1995年	728,595	3.0	300,608	5.5	146,925	7.8	153,683	3.3	427,987	1.3	217,081	-2.8	210,906	5.9	63,037	-4.7	66,103	16.5	72,656	7.6	9,110	4.8
1996年	756,177	3.8	322,020	7.1	167,531	14.0	154,489	0.5	434,157	1.4	213,635	-1.6	220,522	4.6	58,544	-7.1	75,886	14.8	76,705	5.6	9,387	3.0
1997年	765,205	1.2	330,416	2.6	181,238	8.2	149,178	-3.4	434,789	0.1	204,712	-4.2	230,077	4.3	55,521	-5.2	83,550	10.1	81,241	5.9	9,765	4.0
1998年	760,811	-0.6	330,469	0.0	190,131	4.9	140,338	-5.9	430,342	-1.0	198,242	-3.2	232,100	0.9	49,343	-11.1	91,404	9.4	81,428	0.2	9,925	1.6
1999年	731,252	-3.9	332,667	0.7	201,511	6.0	131,156	-6.5	398,585	-7.4	169,916	-14.3	228,669	-1.5	39,788	-19.4	94,966	3.9	83,956	3.1	9,959	0.3
2000年	735,868	0.6	346,490	4.2	217,920	8.1	128,570	-2.0	389,378	-2.3	153,328	-9.8	236,050	3.2	41,126	3.4	99,811	5.1	85,117	1.4	9,996	0.4
2001年	740,963	0.7	355,015	2.5	232,739	6.8	122,276	-4.9	385,948	-0.9	139,232	-9.2	246,716	4.5	39,858	-3.1	106,327	6.5	90,720	6.6	9,811	-1.9
2002年	728,225	-1.7	363,459	2.4	246,790	6.0	116,669	-4.6	364,766	-5.5	120,080	-13.8	244,656	-0.8	40,448	1.5	101,917	-4.1	92,465	1.9	9,826	0.2

出所：(社)日本クレジット産業協会「消費者信用市場統計」　　Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

EXHIBIT6

AIFUL PRESS RELEASE

AIFUL Corporation (8515)
381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan
Mr. Yoshitaka Fukuda, President & CEO
Listings: Tokyo Stock Exchange First Section,
Osaka Stock Exchange First Section,
Fiscal year end: March 31
For information, contact: Mr. Kenichi Kayama
General Manager, Public Relations Department
Tel: 03-3274-3560

AIFUL Announce 45th Unsecured Straight Bond Issues

TOKYO, January 13, 2005 - AIFUL Corporation announced its 45th unsecured straight bond issues. These bond issues are part of AIFUL's diversified plan for further improvements in financial position, and the continued strengthening of its overall financial health based on careful observation of market movements.

Issue name:	**AIFUL Corporation 45th Unsecured Bond** (Limited Inter-bond Pari Passu Clause)
Issue amount:	10 billion yen
Interest rate:	1.20% per annum
Issue price:	100% of face value; face value equals 100 yen
Offering date:	January 13, 2005
Payment date:	January 26, 2005
Maturity date:	January 26, 2012 (7 year bond redeemable in lump sum at maturity)
Use of funds:	Operating loans
Lead underwriter:	The Nomura Securities Co., Ltd.
Trustees:	Sumitomo Trust & Banking Co., Ltd.
Rating:	Japan Credit Rating Agency (JCR) has rated the bonds A Japan Rating and Investment Information, Inc. (R&I) has rated the bonds A- Fitch Ratings Limited has rated the bonds A-

EXHIBIT7

AIFUL Corporation
Press Release

January 27, 2005

AIFUL Announces Revision of Full-year Results Forecasts

KYOTO — AIFUL Corporation announced today that it has revised the results forecasts for the year ended March 2005 (April 1, 2004 – March 31, 2005) that it released at the time of its interim settlement on November 4, 2004, as detailed below.

1. Revision of consolidated results for year ended March 2005 (April 1, 2004 – March 31, 2005)

(Unit: Million yen)

	Operating revenue	Ordinary income	Net income
Previous forecast (A)	517,569	132,000	66,337
Revised forecast (B)	517,569	132,000	71,661
Change (B-A)	-	-	5,324
Rate of change (%)	-	-	+8.0
Previous year's results (year ended March 2004)	473,477	112,446	62,548

Note: Forecast net income per share (full year): 758.37 yen

2. Revision of non-consolidated results for year ended March 2005 (April 1, 2004 – March 31, 2005)

(Unit: Million yen)

	Operating revenue	Ordinary income	Net income
Previous forecast (A)	340,052	112,000	59,623
Revised forecast (B)	340,052	112,000	64,787
Change (B-A)	-	-	5,164
Rate of change (%)	-	-	+8.7
Previous year's results (year ended March 2004)	334,977	98,932	53,086

Note: Forecast net income per share (full year): 685.63 yen

3. Reasons for revision

The Company has revised its forecasts for full-year net income due to a change in the holdings of the major shareholder and its exclusion from tax on retained earnings.

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 3274-3560 (Public Relations) (03) 3274-4561 (Investor Relations)
Fax:	(03) 3274-4581

EXHIBIT8

February 7, 2005

AIFUL Announces Changes in Responsibilities of Directors, Personnel Transfers, and Organizational Changes

KYOTO—AIFUL Corporation (President: Yoshitaka Fukuda) hereby announces that the following changes in the responsibilities of directors, personnel transfers, and organizational changes were decided on at a board of directors' meeting held February 7, 2005.

1. Changes in responsibilities delegated to directors (effective April 1, 2005)

Name	New areas of responsibility	Former areas of responsibility
Sadatoshi Kobayashi	Senior Managing Director Information Systems Development Department, Information Systems Operating Department	Senior Managing Director Information System Department, Inspection Department
Shintaro Hashima	Managing Director General Affairs Department, Legal Department, Compliance Office	Managing Director General Manager, Personnel Division General Affairs Department, Legal Department
Koji Imada	Director East Japan Loan Recovery Department, West Japan Loan Recovery Department	Director Loan Recovery Department Credit Assessment Department
Masami Munetake	Director General Manager, Personnel Division	Director General Manager, East Japan Loan Business Division
Yasuo Yanagibashi	Director Inspection Department, Credit Assessment Department	Director General Manager, West Japan Loan Business Division Credit Card Business Department Loan Business Planning Department
Masayuki Sato	Director Marketing Department (Senior Managing Director, Life Co., Ltd.)	Director (Senior Managing Director, Life Co., Ltd.)
Kazumitsu Oishi	Director General Manager, Loan Business Division	Director (Managing Director, Life Co.,

* LIFE Co., Ltd. is an AIFUL subsidiary. Kazumitsu Oishi plans to resign from his position as director of LIFE on March 31, 2005.

2. Appointment of divisional and departmental managers (effective April 1, 2005)

Name	New position
Yukinori Mitsuhashi	Manager, Marketing Department
Hidemi Tokuhisa	Manager, Legal Department
Toshihiko Chuma	Manager, Training Department
Takeshi Joja	Manager, Loan Business Advertising Department
Marie Nagano	Manager, North Kanto Loan Business Department

Yuji Yamada	Manager, Information Systems Operating Department (Temporarily seconded from Life Co., Ltd.)
Hideaki Kuwahata	Manager, Personnel Department (Temporarily seconded to Wide Corporation)
Makoto Murase	Manager, Personnel Department (Temporarily seconded to Life Co., Ltd.)
Koji Yasuhara	Manager, Personnel Department (Temporarily seconded to AsTry Loan Service Corporation)
Noriyuki Koseki	Manager, Personnel Department (Temporarily seconded to City's Corporation)
Yoshihide Fukuda	Manager, Personnel Department (Temporarily seconded to City's Corporation)

* AsTry Loan Corporation is an AIFUL subsidiary; Wide Corporation and City's Corporation are wholly-owned subsidiaries of AIFUL.

3. Transfers of departmental and divisional managers (effective April 1, 2005)

Name	New post	Former post
Kazuhiro Umeda	Deputy General Manager, Loan Business Division Manager, Loan Business Planning Department	Manager, Tokyo Central Loan Business Department
Hiroshi Azuma	Manager, Business Development Department	Manager, Marketing Department
Minoru Kobayashi	Manager, Strategic Studies Office	General Manager, Credit Card Business Department Manager, Loan Business Planning Department
Hideki Sakiyama	Manager, Information Systems Development Department	Manager, Information Systems Department
Takaaki Tada	Manager, Compliance Office	Manager, Legal Department
Tsuguo Nakagawa	Manager, Credit Assessment Department	Manager, Loan Recovery Department
Katsuya Nakayama	Manager, East Japan Loan Recovery Department	Manager, Credit Assessment Department
Katsuyuki Komiya	Manager, West Japan Loan Recovery Department	Manager, Kinki Loan Business Department
Masahiro Sato	Manager, East Japan Contact Center	Manager, East Japan Contact Center 1
Kenichi Miyamoto	Manager, West Japan Contact Center	Manager, West Japan Contact Center 1
Kojiro Sometani	Manager, Hokkaido-Tohoku Loan Business Department	Manager, East Japan Advertising Department
Masanori Nakashima	Manager, Tokyo Central Loan Business Department	Manager, Kyushu Loan Business Department
Takayuki Tsuchiya	Manager, Chubu Loan Business Department	North Kanto Loan Business Department
Keiji Masui	Manager, Kinki Loan Business Department	Manager, West Japan Contact Center 2
Tsukasa Kawauchiya	Manager, Chugoku-Shikoku Loan Business Department	Manager, Hokkaido-Tohoku Loan Business Department
Kazushige Yoda	Manager, Kyushu Loan Business Department	Manager, East Japan Contact Center 2
Kenichi Honda	Manager, Personnel Department (Temporarily seconded to Life Co., Ltd.)	Manager, Chubu Loan Business Department
Yoshiaki Sakata	Manager, Personnel Department (Temporarily seconded to Life Co., Ltd.)	Manager, Credit Card Business Department

4. Organizational Changes

(1) Organizational changes in Loan Business Division

The organization of the Loan Business Division has been adjusted as described below in order to accelerate decision-making by streamlining the organization, in light of the stable operation of the contact centers and the completion of the transition to a system of loan business branches.

- The East Japan Loan Business Division and the West Japan Loan Business Division will be consolidated to form the Loan Business Division.
- In accordance with this change, the East Japan Advertising Department and the West Japan Advertising Department will be merged to form the Loan Business Advertising Department. The formerly independent Loan Business Planning Department will be put under the control of the Loan Business Division.
- The East Japan Contact Center Divisions 1 and 2 and the West Japan Contact Center Divisions 1 and 2 under the East and West Japan Contact Centers will each be consolidated to form the East Japan Contact Center and the West Japan Contact Center.

(2) Organizational changes in Management Planning Division

The Management Planning Division's organization will be adjusted as outlined below to encourage and reinforce the AIFUL Group's goal of becoming a comprehensive provider of retail financial services.

- A Strategic Studies Office will be established as a department responsible for conducting studies and research that will lead AIFUL closer to achieving its goal of becoming a comprehensive retail financial services company.
- A Business Development Office will be established to strengthen strategies for affiliations and M&As.
- A Marketing Department will be split off from the Management Planning Division as an independent department in charge of creating a scoring model for the entire AIFUL Group and planning and developing marketing methods.

(3) Reinforcement of compliance system

- A Compliance Office will be established to further strengthen the company's compliance.

(4) Changes to Loan Recovery Division

- The Loan Recovery Division will be divided into the East Japan Loan Recovery Department and the West Japan Loan Recovery Department to raise the efficiency of loan recovery operations.

(5) Organization changes in Information Systems Department

- The Information Systems Department will be divided by function into the Information Systems Development Department and the Information Systems Operating Department.

(6) Integration of Group's credit card divisions

- The Card Sales Division, which issues AIFUL's MasterCard, will be eliminated and its operations transferred to the Group company LIFE Co., Ltd.

5. Organizational Chart (effective April 1, 2005)
Please refer to the separately attached document.

AIFUL Corporation
Headquarters: 381-1 Takasagocho, Gojo Agaru, Karasumadori, Shimogyo-ku, Kyoto
President: Yoshitaka Fukuda
Stock code: 8515
Exchanges: TSE 1st Section; OSE 1st Section
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
Telephone: (03) 3274-3560 (Public Relations)
(03) 3274-4561 (Investor Relations)

AIFUL Corporation Organization Chart (As of April 1, 2005)

- General Meeting of Shareholders
  - Board of Auditors
- Board of Directors
  - Compliance Committee
- President
  - Management Planning Division
    - Strategic Studies Office
    - Management Planning Department
    - Business Development Department
    - IT Planning Department
  - Marketing Department
  - Finance Division
    - Finance Department
  - Investor Relations Office
  - Public Relations Department
  - Information Systems Development Department
  - Information Systems Operating Department
  - General Affairs Department
  - Compliance Office
  - Legal Department
  - Accounting Department
  - Personnel Division
    - Personnel Department
    - Training Department
  - Credit Assessment Department
  - Inspection Department
  - Loan Business Division
    - Loan Business Planning Department
    - Loan Business Advertising Department
    - East Japan Contact Center
    - West Japan Contact Center
    - Hokkaido-Tohoku Loan Business Department
    - North Kanto Loan Business Department
    - South Kanto Loan Business Department
    - Tokyo Central Loan Business Department
    - Chubu Loan Business Department
    - Kinki Loan Business Department
    - Chugoku-Shikoku Loan Business Department
    - Kyushu Loan Business Department
  - East Japan Loan Recovery Department
  - West Japan Loan Recovery Department
  - Guarantee Business Department

EXHIBIT9

AIFUL Corporation
Press Release
February 21, 2005

AIFUL Announces Stock Split
(Free Share Distribution)

AIFUL Corporation (President: Yoshitaka Fukuda) announced today that it has adopted a resolution to undertake a stock split at a meeting of its Board of Directors held on February 21, 2005.

1. Purpose of Stock Split

   The purpose of the stock split is to reduce the investment amount per share, enhance the liquidity of shares and facilitate the expansion of the shareholder base.

2. Outline of Stock Split

   The 1.5-for-1 stock split of each common share will be effective Monday, May 23, 2005.

   (1) Splitting procedure:

   The Company's common shares owned by shareholders whose names are stated or recorded in the fiscal register of shareholders and the register of beneficiary shareholders as of Thursday, March 31, 2005 shall be split 1.5 for each one share. In respect of fractional shares resulting from the split, the Company will sell resulting fractional shares and distribute the proceeds to shareholders in accordance with the number of fractional shares held.

   (2) Number of shares to be increased due to the stock split:

   Common Stock; the last number of shares outstanding as of Thursday, March 31, 2005 multiplied by 0.5.

3. Time Schedule

Record Date for Stock Split:	March 31, 2005 (Thursday)
Effective Date:	May 23, 2005 (Monday)

4. First Date of Dividend Accrual Period

   April 1, 2005 (Friday)

5. Any other matters necessary for the stock split will subsequently be determined at a meeting of the Board of Directors.

[Reference]

(1) The aggregate number of issued shares following the stock split, calculated based on the aggregate number of issued shares as of January 31, 2005, will be as follows:

Aggregate number of issued shares as of January 31, 2005: 94,690,000 shares
Number of shares to be increased upon the stock split: 47,345,000 shares
Aggregate number of issued shares following the stock split: 142,035,000 shares

(2) There will be no increase in the stated capital upon the stock split.

Stated capital as of January 31, 2005: 83,317,025,600 yen

(3) Effective April 1, 2005, the exercise price for the stock options issued by the Company will, in consequence of the stock split, be adjusted as follows:

	Exercise price after adjustment	Exercise price before adjustment
Stock options issued pursuant to the resolution at the General Meeting of Shareholders held on June 27, 2001	6,386 yen	9,579 yen
Stock options issued pursuant to the resolution at the General Meeting of Shareholders held on June 25, 2004 (stock acquisition rights)	7,774 yen	11,660 yen

Contact: Ikuo Yamauchi
Chief of Investor Relations
Telephone: (813) 3272-8031
E-mail: ir@aiful.co.jp

EXHIBIT 10

With Heartful Communication

アイフル

AIFUL Acquires TCM. Co. Ltd. Stock, Making TCM a Wholly-owned Subsidiary

KYOTO, February 21, 2005 — AIFUL Corporation (President: Yoshitaka Fukuda) today acquired shares in TCM. Co. Ltd. (Administrators: Fujiaki Mimura and Taichi Kawakita) in exchange for a 10 million yen capital increase in accordance with the rehabilitation plan established in the bankruptcy proceedings for TCM. Accordingly, TCM has become a wholly-owned subsidiary of AIFUL.

1. Reasons for stock acquisition

Banks and other industries as well as foreign capital companies are entering the retail financial services field (including credit cards and consumer credit), heightening competition as it extends beyond the traditional industry format. AIFUL's strategy to come out a winner in this severe competition involves diversifying its products and services to meet customers' needs, diversifying customer acquisition channels to attract a wider range of customers, pursuing partnerships and M&As, and endeavoring to become a comprehensive retail financial services company.

As part of these efforts, AIFUL has decided to acquire shares in the consumer finance company TCM and make the company its wholly-owned subsidiary. AIFUL aims to further expand TCM's revenue and marketing foundations by capitalizing on TCM's valuable management base and its own business expertise, management strategies and capacity to raise capital. This move is a part of AIFUL's strategy to become the top company in the retail finance industry.

2. Overview of subsidiary (TCM) to be transferred

(1) Company name: TCM. Co. Ltd.

(2) Representatives: Fujiaki Mimura, legal administrator
Taichi Kitakawa, business administrator

(3) Location of headquarters: 1-17-10 Nakagosho, Nagano-shi, Nagano-ken

(4) Date of establishment: July 7, 1977

(5) Business field: Consumer finance

(6) Fiscal year-end: June

(7) Number of employees: 70 (as of August 31, 2004)

(8) Earnings in most recent fiscal year (Unit: million yen)

	Fiscal year ending June 2001	Fiscal year ending June 2002	Fiscal year ending June 2003
Operating revenue	4,194	4,187	4,132
Operating income	788	294	208
Ordinary income	590	53	133
Net income	(729)	19	7

* The most recent earnings figures released are those for the fiscal year ending June 2003, as TCM filed for bankruptcy proceedings on March 17, 2004.

3. Company acquiring stock

(1) Company name: AIFUL Corporation

(2) Representative: Yoshitaka Fukuda, President

(3) Location of headquarters: 381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto

(4) Business field: Consumer finance

4. Number of shares acquired, acquisition price and status of shareholdings around time of acquisition

(1) Number of shares before transfer: 0 (percentage owned: 0%)

(2) Number of shares acquired: 20,000 shares (acquisition price: 10 million yen)

(3) Number of shares after acquisition: 20,000 shares (percentage owned: 100%)

(4) Acquisition date: February 21, 2005

* The 1,128,000 outstanding shares before TCM's rehabilitation plan was approved were all amortized without compensation on February 21, 2005.

AIFUL Corporation
Headquarters: 381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President: Yoshitaka Fukuda
Stock code: 8515
Exchanges: TSE 1st Section; OSE 1st Section
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
Telephone: (03) 3274-3560 (Public Relations)
(03) 3272-8031 (Investor Relations)

EXHIBIT 11

AIFUL Corporation
Press Release

March 30, 2005

AIFUL Makes Passkey a Fully Owned Subsidiary

KYOTO — AIFUL Corporation has announced that it concluded a final agreement on March 30, 2005 for the acquisition of all the shares of Passkey Co., Ltd. (Head office: Sapporo, Hokkaido; President: Yukihito Morioka), making the company a fully owned subsidiary. The details are below.

1. Reasons for acquiring shares and making Passkey a fully owned subsidiary

AIFUL has been steadily expanding the scope of its business through mergers and acquisitions, based on its business strategy to become "a comprehensive retail financial services company." This strategy led AIFUL to welcome Passkey as a member of the AIFUL Group.

Passkey is a mid-sized company in the consumer finance industry based in Hokkaido with a balance of 8.3 billion yen in consumer loans (as of Feb. 28, 2005) and 27 branches (including staffed and unstaffed branches). As a result of becoming an AIFUL subsidiary, Passkey will strive to achieve greater management efficiency and improved earnings in the future as a member of the AIFUL Group.

2. Overview of Passkey (as of March 30, 2005)

(1) Name	Passkey
(2) Representative	Yukihito Morioka
(3) Location	Sapporo, Hokkaido
(4) Date of establishment	November 21, 1990
(5) Main business lines	Consumer finance
(6) Fiscal year-end	September
(7) Main business offices	Head Office: Sapporo, 27 branches (five staffed branches, 22 unstaffed branches)
(8) Capital	300 million yen
(9) No. of shares outstanding	6,000
(10) Major shareholder	Dairitsu Co., Ltd. (100%)

(11) Business performance in recent fiscal years (Unit: Million yen)

	Year ended Sept. 2003	Year ended Sept. 2004
Operating revenue	2,163	1,985
Operating income	615	528
Ordinary income	21	10
Net income	2	(151)
Capital	9,949	9,223
Shareholder's equity	292	141
Loans outstanding	9,156	8,625

3. Number of shares held and percentage held by AIFUL before and after the share acquisition

(1) Number of shares held before the acquisition: 0 (percentage held: 0%)
(2) Number of shares to be acquired: 6,000
(3) Number of shares after the acquisition: 6,000 (percentage held: 100%)

4. Schedule

March 30, 2005: Final agreement concluded
March 31, 2005 (Scheduled): Transfer of shares

5. Future outlook

As a result of becoming a fully owned subsidiary, Passkey is expected to:

(1) Procure funds at a lower cost, taking advantage of the creditworthiness of AIFUL.
(2) Increase the efficiency of operations due to management guidance from AIFUL.
(3) Expand its loans outstanding and improve earnings capacity due to a fusion of the business expertise of AIFUL and Passkey.

The acquisition will have only a very minor impact on AIFUL's business results for the term.

AIFUL Corporation
Headquarters: 381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President: Yoshitaka Fukuda
Stock code: 8515
Exchanges: TSE 1st Section; OSE 1st Section
Fiscal year: Ending March 31
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
Telephone: (03) 3274-3560 (Public Relations)
(03) 3274-4561 (Investor Relations)
Fax: (03) 3274-4581

EXHIBIT 12

Offering Circular

AIFUL CORPORATION

AIFUL Corporation

(Incorporated with limited liability under the laws of Japan)

$500,000,000 4.45% Senior Notes due 2010

Issue price: 99.925%

The information contained in this offering circular (the "Offering Circular") relates to an offering (the "Offering") of 4.45% senior notes due 2010 (the "Notes") being issued by AIFUL Corporation (the "Company"), a joint-stock corporation with limited liability (*kabushiki kaisha*) organized under the laws of Japan. Interest on the Notes will be payable semi-annually on February 16 and August 16 of each year, commencing August 16, 2005. The Company may redeem some or all of the Notes at any time prior to their maturity at redemption prices to be determined in accordance with the procedures described in this Offering Circular. In addition, the Company may at its option redeem the Notes in whole, but not in part, upon the occurrence of certain changes in Japanese tax law requiring payment of additional amounts as described herein. See "Description of the Notes".

The Notes will constitute senior unsecured obligations of the Company and will rank *pari passu* in priority of payment with all other present and future senior unsecured indebtedness of the Company, subject to certain statutory preferences. The Notes will be represented by one or more global notes registered in the name of the nominee of The Depository Trust Company, as Depositary ("DTC"). Beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants, including Euroclear Bank, S.A./N.V., as operator of the Euroclear system ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream"). Except as described herein, Notes in definitive certificated form will not be issued in exchange for the global notes.

Application has been made to the Financial Services Authority (the "UK Listing Authority") in its capacity as competent authority under the Financial Services and Markets Act 2000 (the "FSMA") for the Notes to be admitted to the official list of the UK Listing Authority (the "Official List") and to the London Stock Exchange plc (the "London Stock Exchange") for such Notes to be admitted to trading on the London Stock Exchange's market for listed securities. Admission to the Official List of the UK Listing Authority together with admission to trading on the London Stock Exchange's market for listed securities constitute official listing on a stock exchange.

See "Risk factors" (beginning on page 9) for certain considerations relevant to an investment in the Notes.

THE NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO U.S. PERSONS, EXCEPT TO QUALIFIED INSTITUTIONAL BUYERS ("QIBS") IN RELIANCE ON THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT PROVIDED BY RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"), OR TO CERTAIN PERSONS IN OFFSHORE TRANSACTIONS IN RELIANCE ON REGULATION S UNDER THE SECURITIES ACT ("REGULATION S"). THE NOTES ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER. SEE "TRANSFER RESTRICTIONS" AND "PLAN OF DISTRIBUTION".

The Notes offered by this Offering Circular are being offered by the initial purchasers (the "Initial Purchasers") subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Initial Purchasers and to certain further conditions. It is expected that the Notes will be delivered in book-entry form only, on or about February 16, 2005, through the facilities of DTC and its participants, including Euroclear and Clearstream.

Joint Lead Managers and Joint Bookrunners

Deutsche Bank Securities JPMorgan Nomura International

Citigroup Goldman, Sachs & Co. Merrill Lynch & Co. Morgan Stanley

February 10, 2005

Table of contents

IN CONNECTION WITH THIS OFFERING, J.P. MORGAN SECURITIES INC. (OR ANY PERSON ACTING FOR IT), ACTING FOR THE BENEFIT OF THE INITIAL PURCHASERS, MAY OVER-ALLOT OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE NOTES AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL FOR A LIMITED PERIOD. SUCH TRANSACTIONS MAY BE EFFECTED ON THE LONDON STOCK EXCHANGE, IN ANY OVER-THE-COUNTER MARKET OR OTHERWISE OUTSIDE OF JAPAN. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME AND MUST BE BROUGHT TO AN END AFTER A LIMITED PERIOD.

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (Law No. 25 of 1948) (as amended) (the "SEL") and are subject to the Special Taxation Measures Law of Japan (Law No. 26 of 1957) (as amended) (the "Special Taxation Measures Law"). The Notes may not be offered or sold in Japan or to, or for the benefit of, any resident of Japan or Japanese corporation or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan or Japanese corporation, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the SEL and any other applicable laws, regulations and ministerial guidelines of Japan (see "Plan of distribution"). Interest payments on the Notes generally will be subject to Japanese withholding tax unless the beneficial owner establishes that the Notes are held by or for the account of a beneficial owner that is not an individual resident of Japan or a Japanese corporation for Japanese tax purposes or is a Japanese designated financial institution described in Article 6 of the Special Taxation Measures Law (see "Taxation—Japanese taxation".)

This Offering Circular comprises listing particulars (the "Listing Particulars") with respect to the issue of the Notes in accordance with listing rules made under Section 74 of the FSMA by the UK Listing Authority for the purpose of giving information with regard to the Company and its consolidated subsidiaries (taken as a whole) and the Notes. A copy of this Offering Circular has been delivered to the Registrar of Companies in England and Wales for registration in accordance with Section 83 of the FSMA. The Company accepts responsibility for the information contained in this document. To the best of the knowledge and belief of the Company (which has taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the importance of such information.

No person has been authorized in connection with the Offering to give any information or to make any representation other than as contained in this Offering Circular and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, any Initial Purchaser or any selling agent. This Offering Circular does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. No action has been (or will be) taken to permit a public offering of the Notes in any jurisdiction where action would be required for that purpose. Accordingly, the Notes offered hereby may not be offered or sold, directly or indirectly, and this Offering Circular may not be distributed, in any jurisdiction, except in accordance with the legal requirements applicable in such jurisdiction. Neither delivery of this Offering Circular nor any sale made hereunder shall under any circumstances imply that the information herein is correct as of any date subsequent to the date hereof.

This Offering Circular is being furnished in the United States on a confidential basis solely for the purpose of enabling prospective purchasers to consider the purchase of the Notes. This Offering Circular is personal to each offeree and does not constitute an offer to any other person or to the public generally to purchase or otherwise acquire the Notes. Distribution of this Offering Circular to any person other than the offeree and those persons, if any, retained to advise such offeree with respect thereto is unauthorized and any disclosure of any of its contents, without the Company's prior written consent, is prohibited.

Each person receiving this Offering Circular acknowledges that: (i) such person has been afforded an opportunity to request and to review, and has received, all additional information considered by it to be necessary to verify the accuracy of or to supplement the information herein, (ii) such person has not relied on the Initial Purchasers, the selling agents, or any person affiliated with the Initial Purchasers or the selling agents in connection with its investigation of the accuracy of such information or its investment decision and (iii) no person has been authorized to give any information or to make any representation concerning the Company or the Notes other than as contained herein and, if given or made, any such information or representation should not be relied upon as having been authorized by the Company, any Initial Purchasers or the selling agents. Prospective purchasers are hereby notified that the seller of any Notes offered hereby may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

The Notes are not transferable except in accordance with the restrictions described under "Transfer restrictions" and "Plan of distribution". The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission, any state securities commission in the United States or any other U.S. regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the Notes or the accuracy or adequacy of this Offering Circular. Any representation to the contrary is a criminal offense in the United States.

Available information

The Company currently furnishes to the U.S. Securities and Exchange Commission certain information in accordance with Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and intends to continue to do so. At any time when the Company is not subject to Section 13 or 15(d) of the Exchange Act, and is not exempt from reporting pursuant to Rule 12g3-2(b) under the Exchange Act, upon the request of a holder of Notes or beneficial owner of Notes, the Company will promptly furnish or cause to be furnished the information required by Rule 144A(d)(4) (or any successor provisions thereto) to such holder or beneficial owner or to a prospective purchaser of such Notes designated by such holder or beneficial owner, as the case may be, in order to permit compliance by such holder or beneficial owner with Rule 144A under the Securities Act in connection with the resale of such Notes by such holder or beneficial owner.

Notice to New Hampshire Residents

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY

THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Forward looking statements

This Offering Circular contains statements that constitute forward looking statements. All statements other than statements of historical fact included herein, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations, are forward looking statements. These statements appear in a number of places in this Offering Circular and include statements regarding the intent, belief or current expectations of the Company or its officers with respect to the results of the operations and financial condition of the Company or its subsidiaries.

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward looking statements as a result of various factors. Such forward looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future, including, without limitation, the economic situation in and outside Japan, market interest rates, statutory restrictions on interest rates of consumer loans, governmental activities affecting the Japanese economy and other economies, Japanese consumer spending and capital expenditure, governmental regulation relating to the operation of the businesses of the Company and its subsidiaries, the Company's timing and efficiency in introducing new financial products, relations with the Company's lenders and other financing sources and the Company's ability to successfully execute its strategy of acquiring other consumer loan companies and businesses. The information contained in this Offering Circular, including, without limitation, the information under "Risk Factors", "Recent developments", "Management's discussion and analysis of financial condition and results of operations" and "Business", identifies important factors that could cause such differences. These forward-looking statements speak only as of the date of this Offering Circular. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Enforcement of liabilities

The Company is a corporation organized under the laws of Japan. All of the Company's directors and executive officers reside in Japan and most or all of the assets of the Company and such other persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon the Company or such persons, or to enforce against them in the U.S. courts judgments obtained in such courts, whether or not predicated upon the civil liability provisions of the federal securities or other laws of the United States or any state thereof. In general, the enforceability in Japanese courts of final judgments of

U.S. courts obtained even by default may not require retrial of the case in Japan subject, among other things, to the absence of a conflicting final judgment by a Japanese court or of an action pending in Japan among the same parties and arising from the same facts and circumstances and the fact that the U.S. court had jurisdiction in accordance with Japanese law, that the defendant has received service of process other than by public notice or other similar service or has appeared before such U.S. court, that such court procedure and judgment would not be repugnant to Japanese public policy and that there exists reciprocity as to recognition by a U.S. court in the state in which such final judgment is obtained in a Japanese court. The Company has been advised by Nagashima Ohno & Tsunematsu, the Company's special Japanese legal counsel, that, in original actions or in actions for enforcement of judgments of U.S. courts brought before Japanese courts, there is a doubt as to the enforceability in Japan of civil liabilities based solely on U.S. securities laws.

Presentation of financial and other information

In this Offering Circular, amounts are expressed in Japanese yen or in U.S. dollars. Except as otherwise indicated, for the convenience of the reader, with respect to figures as of or for the year ended March 31, 2004, the translations of yen into dollar amounts have been made at the rate of ¥105 = U.S.$1.00, which is the approximate rate of exchange on March 31, 2004. With respect to figures as of or for the six months ended September 30, 2004, the translations of yen into dollar amounts have been made at the rate of ¥111 = U.S.$1.00, which is the approximate rate of exchange on September 30, 2004. See "Exchange rates" for information regarding rates of exchange between the yen and the dollar from the year ended March 31, 2002 to the present. No representation is made that the yen amounts have been, could have been or could be converted into dollars at such rates or any other rate. In this Offering Circular, where information is presented in thousands, millions or billions of yen or thousands, millions or billions of dollars, amounts of less than one thousand, one million or one billion, as the case may be, have been truncated unless otherwise specified. All percentages have been rounded to the nearest percent, one-tenth of one percent or one-hundredth of one percent, as the case may be. In some cases, figures presented in tables in this Offering Circular may not total due to such truncating or rounding.

The Company's financial statements are prepared in accordance with accounting principles generally accepted in Japan ("Japanese GAAP"), which differ in certain respects from accounting principles generally accepted in certain other countries. Differences between Japanese GAAP and accounting principles generally accepted in the United States ("U.S. GAAP") are disclosed herein under "Summary of certain significant differences between Japanese GAAP and U.S. GAAP". The Company's fiscal year end is March 31. For each fiscal year, the Company prepares audited consolidated and non-consolidated financial statements in accordance with Japanese GAAP. The Company's audited consolidated and non-consolidated financial statements as of March 31, 2003 and 2004 and for each of the two years in the period ended March 31, 2004 as well as unaudited interim consolidated financial statements as of and for the six months ended September 30, 2003 and 2004 (the "Financial Statements") are contained elsewhere in this Offering Circular. The Company's unaudited consolidated financial results as of and for the three months ended December 31, 2004 are contained herein under "Recent developments—Condensed consolidated financial statements".

Unless otherwise indicated or the context otherwise requires, this Offering Circular has been prepared to present the Company's financial data on a consolidated basis.

Summary

The following summary is qualified in its entirety by, and is subject to, the detailed information contained or referred to elsewhere in this Offering Circular. For a discussion of certain matters that should be considered by prospective investors in evaluating an investment in the Notes, see "Risk factors". Unless otherwise indicated or unless the context requires otherwise, all references in this Offering Circular to the "Company" are to AIFUL Corporation and all references to "AIFUL" are to AIFUL Corporation and its consolidated subsidiaries.

AIFUL

In 1967, President Yoshitaka Fukuda founded the Company's predecessor in Kyoto to provide loans to individuals. The firm was incorporated as Marutaka Co., Ltd. ("Marutaka") in 1978, and began serving the Kita-Kyushu and Kyoto areas of Japan. In 1982, Marutaka changed its name to AIFUL Corporation and the Company has since expanded its activities throughout Japan.

In July 1997, the Company made an initial public offering of its Shares, which were registered with the Japan Securities Dealers Association for trading in the Japanese OTC market. In October 1998, the Company listed its Shares on the Second Sections of the Tokyo Stock Exchange ("TSE") and the Osaka Securities Exchange ("OSE") and on the Kyoto Stock Exchange, which subsequently merged into the OSE. In March 2000, the Company's Shares were promoted to the First Sections of the TSE and the OSE.

In March 2001, the Company acquired 100% of the shares of Life Co., Ltd. ("Life") (4.1% of which were subsequently transferred to third parties), a major Japanese consumer credit company and currently the Company's largest subsidiary. The acquisition of Life enabled AIFUL to move into the credit card business and the per-item shopping loan business. It also strengthened AIFUL's loan guarantee business, expanded AIFUL's traditional consumer finance business and improved AIFUL's loan portfolio. AIFUL believes the acquisition represented an important step in AIFUL's goal of becoming a comprehensive retail financial services institution.

AIFUL currently holds a leading position in the Japanese consumer credit market with over ¥2,040 billion in outstanding loans, 3,744 thousand outstanding loan accounts, 11,511 thousand credit card accounts and 780 thousand per-item shopping loan accounts as of September 30, 2004, including off balance sheet loans, respectively.

AIFUL's core business is its loan business, which comprises unsecured and, to a lesser extent, secured loans to individuals and small business owners. AIFUL also engages in the credit card business (including credit card shopping loans and cashing loans), the per-item shopping loan business and the loan guarantee business. AIFUL ranked among the top Japanese consumer finance companies in terms of operating revenues for the year ended March 31, 2004. As of September 30, 2004, the Company was one of the largest lenders in the Japanese consumer finance industry in terms of total loans outstanding. AIFUL seeks to become a comprehensive retail financial services institution and expand its position in the Japanese consumer finance market.

AIFUL engages in the consumer finance business primarily through the Company. Life engages in the credit card shopping loan business, the per-item shopping loan business, the credit card cashing loan business and the loan guarantee business.

Business strengths

AIFUL believes that its key strengths are the diversity of its products, its asset risk management systems and its financial management skill.

Diversification of products

AIFUL expects that the competitive environment of the consumer finance industry will continue to change. While the industry has generally experienced stable growth in the unsecured consumer loan market, which is a volume-intensive product marketed to a broad customer base, AIFUL anticipates that growth in this market will slow in the mid- to long-term as competitive pressures arising from an overall maturation of the market, as well as a decline in the size of the younger segment of the population, which forms the core customer base for this market.

In the face of such an environment, AIFUL has continued its product diversification efforts as a key component in maintaining stable growth and profitability. As of March 31, 2000, the Company's unsecured loans, secured loans and small business loans accounted for 80.8%, 18.1% and 1.0%, respectively, of AIFUL's outstanding receivables. However, as of March 31, 2004, the proportion of the Company's unsecured loans, secured loans and small business loans accounted for 47.2%, 15.0% and 1.2%, respectively, of AIFUL's receivables, Life's receivables accounted for 30.2% of AIFUL's receivables and receivables of subsidiaries other than Life accounted for approximately 5.1% of AIFUL's receivables.

AIFUL's product diversification efforts have also contributed to its ability to spread out credit risk. For example, during the fiscal year ended March 31, 2004, the Company's unsecured loans had a charge-off ratio of 7.7%, while this ratio was 1.9% for secured loans and 5.6% for the credit card receivables of Life.

Asset risk management systems

The Company has developed, on the basis of its lending experience, a computerized scoring-based credit evaluation system, which takes into account numerous factors relevant to the credit evaluation of prospective customers, including each customer's borrowings from other companies, occupation, years employed, income level, marital status, age and credit history. The Company's scoring system assigns one of thirteen rating categories to an applicant. On the basis of this category, the maximum possible principal amount as well as a range of interest rates for the loan is determined and the extendable amount and interest rate are determined within this limit and range.

Based on empirical data gathered from the Company's substantial experience in lending to the unsecured loan market, the Company has also developed a scoring methodology for self-employed borrowers, which supports the Company's business of small business loans. Furthermore, this sophisticated database has enabled the Company to build a high-quality loan asset portfolio, which has contributed to the peaking-out of non-consolidated bad loans as well as diversified the loan portfolio in fiscal year ended March 31, 2004.

Financial management skill

AIFUL believes that one of its key strengths is its financial management skill. AIFUL currently manages interest rate risk by entering into interest rate swap agreements and purchasing interest rate caps. As of September 30, 2004, approximately 76.1% of total borrowings were hedged or otherwise accrued interest at a fixed rate. AIFUL seeks to prepare for greater competition in the future by continuing to create a cost-efficient financial structure that can withstand higher borrowing costs.

Another aspect of AIFUL's financial management skill is its utilization of diverse funding sources. In addition to borrowing through syndicated loans from a variety of domestic and international lenders, AIFUL continues to actively pursue opportunities for further diversification of its funding sources. For example, AIFUL has established a euro medium-term note program, from which ¥29 billion of notes have been issued to date. Securitization of its receivables is another source of liquidity for AIFUL.

Business strategy

To achieve further growth, AIFUL has implemented its comprehensive financial services strategy, which aims to position AIFUL as a leading provider of broad based, comprehensive retail consumer financing to its individual customers. The key elements of this strategy include further expansion of the business portfolio, strengthening of the credit card business, and reorganization of the group through mergers and acquisitions.

Continue to expand the business portfolio

In light of the slowdown of growth of and the intense competition in the consumer finance market in Japan, AIFUL intends to continue to expand its product line-up and customer acquisition channels in order to target the wider consumer credit market, which according to the Japan Consumer Credit Industry Association, reached ¥61 trillion during the year ended December 31, 2002.

In the fiscal year ended March 31, 2004, some major competitors of AIFUL reported double-digit profit declines, while AIFUL reported both higher revenue and profit, attributable in part to the earnings contributions of group companies like Life and City's.

Strengthen the credit card business

Since the credit card business of Life is a pivotal element of AIFUL's comprehensive financial services strategy, AIFUL intends to focus its group resources on the Life credit card business. Life's credit card offerings include both its proprietary Life Card as well as joint cards with large retailers. AIFUL believes that joint cards are able to attract a broader range of customers and raise awareness of the Life brand by linking it to the brands of prominent partner companies. AIFUL intends to continue its efforts to enlarge its credit card customer base by forming ties with additional joint card partners as well as maintaining strong ties with existing partners.

Growth through strategic acquisitions

In recent years, AIFUL has acquired a number of companies to enlarge its business portfolio. AIFUL intends to continue expanding its business through strategic acquisitions of businesses with quality product and customer portfolios. Based on its experience in acquiring and integrating Life into the AIFUL group, AIFUL intends to continue its efforts to realize post-acquisition synergies while not adversely affecting its credit rating.

Selected consolidated financial data

The table below sets forth certain selected consolidated financial data for AIFUL for the periods presented. The selected consolidated financial data set forth below as of March 31, 2003 and 2004 and for each of the two years in the period ended March 31, 2004 has been extracted without material adjustment from and should be read in conjunction with the consolidated financial statements contained elsewhere in this Offering Circular, which have been audited by Deloitte Touche Tohmatsu and Shimbashi & Co. and "Management's discussion and analysis of financial condition and results of operations". The selected consolidated financial data set forth below as of and for the year ended March 31, 2002 has been extracted without material adjustment from AIFUL's audited consolidated financial statements not included in this Offering Circular. The consolidated financial statements are prepared and presented in accordance with Japanese GAAP. Japanese GAAP differs in certain respects from U.S. GAAP. See "Summary of certain significant differences between Japanese GAAP and U.S. GAAP". The selected financial data set forth below as of and for the six months ended September 30, 2003 and 2004 has been extracted without material adjustment from and should be read in conjunction with the unaudited interim consolidated financial statements contained elsewhere in this Offering Circular. The unaudited selected financial data reflect all adjustments, consisting of normal recurring adjustments, that are, in the opinion of management, necessary for a fair presentation of the amounts, on a basis consistent with selected consolidated financial data derived from the audited consolidated financial statements. The historical results are not necessarily indicative of results to be expected for any future period and operating results for the six months ended September 30, 2004 are not necessarily indicative of the results to be expected for the year ending March 31, 2005. The selected consolidated financial data are not intended to present the Company's financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries or jurisdictions other than Japan.

	As of and for the years ended March 31,				As of and for the six months ended September 30,		
	2002	2003	2004	*2004*	2003	2004	*2004*
	(Millions of yen, except financial ratios)			*(Thousands of U.S. dollars)*	(Millions of yen, except financial ratios)		*(Thousands of U.S. dollars)*
Income Statement Data							
Total income	¥ 400,014	¥ 451,168	¥ 479,473	*$ 4,566,409*	¥ 240,475	¥ 257,513	*$ 2,319,937*
Total expenses	338,166	343,715	375,659	*3,577,705*	193,449	197,090	*1,775,586*
Income before income taxes and minority interests	61,848	107,453	103,814	*988,704*	47,026	60,423	*544,351*
Net income	35,064	59,911	62,548	*595,695*	27,589	32,715	*294,730*
Balance Sheet Data (at period end)							
Loans	1,482,796	1,670,782	1,786,940	*17,018,476*	1,728,688	1,919,982	*17,297,135*
Installments accounts receivable	120,756	147,857	154,285	*1,469,381*	142,744	168,116	*1,514,559*
Bad debts:							
Loans in legal bankruptcy	16,457	20,830	28,637	*272,733*	24,183	33,645	*303,108*
Non-accrual loans	28,723	39,897	52,452	*499,543*	46,576	57,689	*519,721*
Accruing loans contractually past due three months or more as to principal or interest payments	11,945	16,503	17,820	*169,714*	19,643	20,171	*181,720*
Restructured loans	37,729	43,169	50,917	*484,924*	47,231	58,924	*530,847*
Total assets	2,029,634	2,282,113	2,332,761	*22,216,771*	2,324,044	2,506,534	*22,581,387*
Short-term borrowings and current portion of long-term debt	498,763	559,518	560,239	*5,335,610*	537,550	642,282	*5,786,324*
Long-term debt (less current portion)	845,510	945,451	953,573	*9,081,648*	1,002,401	1,014,835	*9,142,658*
Minority interests	3,511	4,029	4,682	*44,590*	4,181	4,991	*44,964*
Total shareholders' equity	421,343	485,991	547,504	*5,214,324*	512,829	577,378	*5,201,604*

	As of and for the years ended March 31,				As of and for the six months ended September 30,		
	2002	2003	2004	*2004*	2003	2004	*2004*
		(Millions of yen, except financial ratios)		*(Thousands of U.S. dollars)*	(Millions of yen, except financial ratios)		*(Thousands of U.S. dollars)*
Managed Loan[1] and Receivable Data							
Managed loans[1] outstanding	1,635,954	1,833,702	1,907,655	*18,168,143*	1,871,545	2,039,726	*18,375,910*
Managed installment accounts receivable[2] outstanding	210,306	235,873	247,551	*2,357,629*	240,612	262,150	*2,361,712*
Selected Financial Ratios							
Return on assets (ROA)[3]	1.8%	2.8%	2.7%	-	2.4%	2.7%	-
Return on equity (ROE)[4]	9.6%	13.2%	12.1%	-	11.0%	11.6%	-
Ratio of net income to interest expense	110.6%	169.6%	180.2%	-	158.8%	180.4%	-
Charge-off ratio[5]	4.0%	5.2%	6.0%	-	3.1%	3.0%	-
Ratio of total borrowings to equity[6]	319.0%	309.7%	276.5%	-	300.3%	287.0%	-
Ratio of short-term borrowings to total borrowings[7]	3.9%	4.6%	4.1%	-	4.0%	4.7%	-
Equity Ratio[8]	20.8%	21.3%	23.5%	-	22.1%	23.0%	-

Notes:

(1) Managed loans including off-balance sheet securitized loans.

(2) Managed installment account receivable including off-balance sheet securitized installment accounts receivable.

(3) Ratio of net income to average of total assets.

(4) Ratio of net income to average of total shareholders' equity.

(5) Ratio of total charge-off losses to total loans and receivables outstanding at period end.

(6) Ratio of total interest-bearing debt to total shareholders' equity at period end.

(7) Ratio of short-term borrowings (excluding current portion of long-term debt) to total interest-bearing debt at period end.

(8) Total shareholders' equity to total assets at period end.

The offering

Securities offered	$500,000,000 aggregate initial principal amount of 4.45% senior Notes due 2010. The Notes will mature on February 16, 2010 and are not redeemable prior to maturity except as described under "Description of the Notes—Optional redemption" and "—Optional tax redemption".
Status of the Notes	The Notes will constitute senior unsecured obligations of the Company and will rank *pari passu* in the priority of payment with all other present and future senior unsecured indebtedness of the Company, subject to certain statutory preferences.
Minimum denomination	The Notes will be in denominations of $100,000 or integral multiples of $1,000 in excess thereof. No Notes will be sold in the Offering to any purchaser unless the purchaser purchases at least $100,000 in principal amount of Notes or an integral multiple of $1,000 in excess thereof.
Interest	The Notes will bear interest at the rate per annum of 4.45% from February 16, 2005. Interest on the Notes will be payable semi-annually in arrears on February 16 and August 16 of each year, commencing on August 16, 2005, and on the maturity date (or, if any such date is not a business day (defined as any day other than a day on which commercial banks or foreign exchange markets are permitted or required to be closed in the City of New York, London or Tokyo), on the next succeeding business day) until the principal of the Notes is paid or duly made available for payment. Interest on the Notes will be calculated on the basis of a 360-day year of twelve 30-day months. Interest on the Notes will be paid to the persons in whose names the Notes (or one or more predecessor Notes) are registered on February 1 or August 1, as the case may be, immediately preceding the applicable interest payment date.
Additional amounts	All payments in respect of the Notes will be made without deduction for or on account of withholding taxes imposed by or within Japan, unless such withholding or deduction is required by law. Interest payments on the Notes generally will be subject to Japanese withholding tax unless the beneficial owner of the Notes establishes that the Notes are held by or for the account of such beneficial owner that is not an individual resident of Japan or a Japanese corporation for Japanese tax purposes or is a Japanese designated financial institution described in Article 6 of the Special Taxation Measures Law of Japan (see "Taxation—Japanese taxation"). If the payments are subject to Japanese withholding tax, the Company will pay such additional amounts (subject to certain exceptions) in respect of Japanese taxes as will result in the payment of amounts otherwise

	receivable absent any deduction or withholding on account of such Japanese taxes. See "Description of the Notes—Additional amounts". References to principal or interest in respect of the Notes shall be deemed to include any additional amounts which may be payable as set forth in the Indenture.
Redemption for tax reasons	The Notes may be redeemed at any time, at the option of the Company, in whole, but not in part, upon not less than 30 nor more than 60 days' prior notice, at a redemption price equal to 100% of the principal amount of the Notes then outstanding plus accrued and unpaid interest to (but excluding) the redemption date, if the Company has or will become obligated to pay additional amounts as described under "Description of the Notes—Additional amounts" as a result of any change in, or amendment to, the laws, regulations or rulings of Japan (or of any political subdivision or taxing authority thereof or therein), or any change in the official application or interpretation of such laws, regulations or rulings, which change or amendment becomes effective on or after the date of this Offering Circular, and the obligation cannot be avoided by the Company taking reasonable measures available to it. No notice of redemption may be given earlier than 90 days prior to the earliest date on which the Company would be obligated to pay the additional amounts if a payment in respect of the Notes were then due.
Optional redemption ...	The Company may redeem some or all of the Notes at any time at a redemption price equal to the greater of: • 100% of the principal amount of the Notes being redeemed, and • the sum of the present values of the remaining principal and interest on the Notes being redeemed, not including any portion of interest accrued on the date of redemption, from the redemption date to the maturity date, discounted to the redemption date on a semi-annual basis at the treasury rate plus 15 basis points. plus, in each case, any accrued and unpaid interest to (but excluding) the redemption date. See "Description of the Notes—Optional redemption."
Use of proceeds	The Company intends to use the net proceeds from the sale of the Notes for funding loans to customers, repayment of debt and general corporate purposes.
Book-entry form	The Notes will initially be issued to investors only in book-entry form. Fully-registered global notes (the "Global Notes") representing the total aggregate principal amount of Notes will be issued and

	registered in the name of a nominee for DTC, securities depositary for the Notes, for credit to accounts of direct or indirect participants in DTC, including Euroclear and Clearstream. Unless and until the Notes in definitive certificated form are issued, the only holder of the Notes will be Cede & Co., as nominee of DTC, or the nominee of a successor depositary. Except as described in this Offering Circular, a beneficial owner of any interest in a Global Note will not be entitled to receive physical delivery of definitive Notes. Accordingly, each beneficial owner of any interest in a Global Note must rely on the procedures of DTC to exercise any rights under the Notes.
Governing law	The Notes, and the indenture related thereto, will be governed by, and construed in accordance with, the laws of the State of New York.
Selling restrictions	The Notes have not been registered under the Securities Act or any state securities law. Unless they are registered, the Notes may not be offered or sold except pursuant to an exemption from or in a transaction not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws. Restrictions apply for other jurisdictions as well. See "Transfer restrictions" and "Plan of distribution".
Additional notes	Additional notes, having the same terms and conditions as the Notes in all respects except for the issue date, issue price and first interest payment date, may be issued by the Company from time to time in accordance with applicable laws and regulations. Additional notes issued in this manner may be consolidated with and form a single series with previously outstanding Notes.
Listing and trading	Application has been made to list the Notes on the Official List of the UK Listing Authority and to admit them to trading on the London Stock Exchange's market for listed securities.
Ratings	The Notes have received a credit rating and outlook of Baa2 and stable from Moody's Investor Service, Inc., a credit rating of BBB from Standard & Poor's Rating Services and a credit rating of A- from Fitch Ratings Limited.

Risk factors

Prior to making an investment decision, prospective investors should carefully consider, along with other matters set out in this Offering Circular, the following:

Risk factors relating to AIFUL's business

AIFUL faces intense competition in its core businesses

Foreign and Japanese financial institutions, including banks, credit card companies, consumer credit companies and other consumer finance companies, have been entering the Japanese consumer finance market, either directly or through investments in or alliances with existing Japanese consumer finance companies. Competition in the consumer credit market is intense, and may increase as a result of further realignment in the industry. AIFUL's competitors may seek to compete aggressively on the basis of pricing and other lending terms. If AIFUL is unwilling or unable to match competitors' pricing or other lending terms, AIFUL's overall share of the market may decline. Furthermore, the average credit quality of AIFUL's customers may decline if higher credit quality customers borrow from competitors rather than from AIFUL. Conversely, to the extent that AIFUL reduces interest rates on its products in response to competitive pressures, AIFUL's interest margins will decline.

A failure to adequately manage the risks associated with any acquisitions, joint ventures or alliances could have an adverse effect on AIFUL

AIFUL management expects to continue expanding its market share in the consumer finance and consumer credit markets and diversifying its product lines through acquisitions, joint ventures and strategic alliances—particularly through strategic investments in credit card businesses, secured loan businesses and small business loan businesses and through capital investments in consumer finance companies. The prospects of these initiatives are uncertain. There can be no assurance that AIFUL will be able to successfully implement or grow new ventures and these ventures may prove more difficult or costly than AIFUL expects. In addition, AIFUL regularly reviews the profitability and growth potential of its businesses. As a result of such review, AIFUL may decide to exit from or to reduce the resources that it allocates to new ventures in the future. There is a risk that these ventures may not achieve profitability or realize synergies or efficiencies to the extent AIFUL expects and AIFUL may fail to recover investments or expenditures that it has already made or that it makes. New ventures may capture existing customers of AIFUL which, rather than expanding its customer base, would reduce the profitability of its core business.

Concerns about an adverse impact on AIFUL's credit ratings may prevent AIFUL from making an otherwise desirable investment. Further, AIFUL may decide to make an investment despite such concerns, which could have adverse effects on AIFUL's business. See "—Limitations on access to liquidity and capital could adversely affect AIFUL".

AIFUL's allowance for doubtful loans and receivables may prove inadequate

AIFUL maintains an allowance for doubtful loans and receivables, which is established as a reserve against charge-offs for doubtful loans and receivables. If charge-offs exceed the existing allowance, AIFUL charges the excess to charge-offs for doubtful loans and receivables. Although AIFUL's allowance has typically been sufficient to cover charge-offs, in recent periods AIFUL has experienced a substantial increase in bad debt charge-offs. AIFUL believes such increase was

mainly the result of high unemployment rates and declining incomes of customers as a result of weak economic conditions in Japan and an increase in aggressive lending by illegal money lenders that has led to an increase in personal bankruptcies including those of AIFUL customers.

Notwithstanding signs of improvement in the Japanese economy and an amendment made to the Law Concerning Restrictions on Moneylending Business, Etc. (the "Moneylending Business Restriction Law") in January 2004 to tighten regulation against illegal moneylenders, AIFUL's allowance for doubtful loans and receivables may not be adequate to cover future charge-offs. Moreover, changes in the Japanese economy adversely affecting consumer loan customers, an increase in personal bankruptcies or other developments could lead to bad debt charge-offs on AIFUL's loan portfolio substantially in excess of AIFUL's existing allowance. If AIFUL's allowance for doubtful loans and receivables is not adequate to cover future bad debt charge-offs, AIFUL's charge-off expenses would increase and AIFUL's results of operations would be adversely affected.

Limitations on access to liquidity and capital resources could adversely affect AIFUL

AIFUL derives the funds that it requires for its business principally from cash flow from operations and borrowings from banks, insurance companies and other lenders and from the capital markets. As of September 30, 2004, 36.6% of AIFUL's borrowings, excluding bonds and commercial paper, were procured from its top ten lenders. See "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Sources of capital and liquidity". While in recent years AIFUL has diversified the sources of its funding and has not experienced any material difficulty in procuring funds, there can be no assurance that AIFUL's existing major lenders will not change their lending policies as a result of the overall restructuring of the Japanese financial sector or any other factors that may limit the ability of AIFUL's lenders to provide credit to it on favorable terms or at all. In addition, some or all of AIFUL's lenders may become insolvent and, in such case, be unable to extend or maintain credit to AIFUL. These factors may have an adverse impact on AIFUL's results of operations and financial stability.

As of September 30, 2004, 41.0% of AIFUL's financing was procured from the capital markets, primarily in the form of straight bonds, asset backed securities and other types of structured securities issued or originated by the Company or Life, the Company's largest subsidiary. A downgrade in the credit ratings, if any, of the Company or Life could result in an increase in AIFUL's interest expenses and could have an adverse impact on AIFUL's ability to access the capital markets or additional borrowings, which could adversely affect AIFUL's results of operations and liquidity.

Current or future laws and regulations could constrain AIFUL's businesses and subject it to sanctions or increased litigation

AIFUL's businesses are subject to various laws and regulations, including those imposed by the Moneylending Business Restriction Law, the Interest Rate Restriction Law, the Acceptance of Contributions, Money Deposits and Interest Law (the "Contributions Law") and the Installment Credit Sales Law, among others. See "Business—Regulation". Applicable laws and regulations may limit AIFUL's operation of its businesses and may constrain it from pursuing attractive business opportunities. In addition, AIFUL's businesses are subject to monitoring and inspection by the Financial Services Agency of Japan (the "FSAJ") and other regulatory authorities.

Under the Moneylending Business Restriction Law, registered moneylenders are required to provide each borrower and any guarantor with a written notice detailing certain terms and

conditions of the loan at the time of or promptly after signing of the loan agreement or any guarantee agreement as well as at the time of or promptly after withdrawal of funds and to provide written notice of certain information, including the customer's remaining balance at the time of repayment. However, the Company is currently unable to provide the mandatory written notice promptly to a customer borrowing through a third-party ATM if such customer does not provide the Company with prior consent to mail the mandatory detailed written notice.

As of March 31, 2004, third-party ATMs constituted 97.2% of the number of ATMs in the Company's ATM network in the fiscal year ended March 31, 2004. While AIFUL has endeavored to make necessary modifications to bring its entire ATM network into compliance with the notice requirement, AIFUL cannot guarantee that it will be able to implement the necessary modifications to third-party ATMs because of certain system limitations inherent in and lack of control over such ATMs.

Although there has been no such case to date, the FSAJ has the authority to impose administrative sanctions for non-compliance with the detailed written notice requirements, including an order to suspend a part or the whole of the Company's business, to cause the Company to cease using third-party ATMs or to cancel its registration as a moneylender.

In addition, recent amendments to the Judicial Scrivener Law have expanded the scope of permitted activities of judicial scriveners to include acting as a legal representative of a plaintiff in a civil action for a claim not exceeding ¥1,400,000. AIFUL management believes small claims litigation, including for excess interest payments, against AIFUL may increase as a result of these amendments.

Any failure by AIFUL to comply with relevant laws and regulations could result in sanctions, penalties or civil actions, harm AIFUL's reputation and adversely impact its results of operations. Furthermore, changes in laws and regulations are unpredictable and beyond AIFUL's control and may affect the way it conducts its business and the products it may offer. Such changes may be more restrictive or result in higher costs than current requirements or otherwise materially impact AIFUL's business, results of operations or financial condition.

AIFUL's interest rates are subject to regulations which establish maximum chargeable rates and under which its borrowers may not be legally required to pay portions of interest and may seek a refund of interest paid in certain circumstances

The interest rates AIFUL charges are primarily regulated by the Contributions Law, which establishes maximum chargeable interest rates, and the Interest Rate Restriction Law, under which borrowers may be entitled to a refund of interest paid above specific rates in certain circumstances. See "Business—Regulation".

The Contributions Law requires a review with a possibility of further reduction by around January 2007, if necessary, of the maximum interest rate legally chargeable, which review should consider funding demands and other economic and financial conditions and business practices of moneylenders. All of the loan products AIFUL offers bear interest at or below the legally chargeable maximum rate of 29.2%. Any reduction of the maximum interest rate legally chargeable could have an adverse effect on AIFUL's business and results of operations.

However, the interest rates AIFUL charges on most of its unsecured loans exceed the prescribed statutory limits under the Interest Rate Restriction Law. To date, most of AIFUL's borrowers have paid the excess interest voluntarily. In certain instances, borrowers have refused to make

payments of interest in excess of the statutory limits under the Interest Rate Restriction Law or have sought the return of such payments already made. AIFUL waives its rights to such repayments or returns to such borrowers these excess interest payments upon request in cases where certain conditions are met. In recent years, AIFUL has made such refunds to customers who have utilized third-party ATMs for withdrawal and repayment of loans. There are also ongoing legal actions seeking refunds of excess interest paid. There is no assurance as to the number or outcome of ongoing or future legal proceedings against AIFUL. Because of recent plaintiff successes in actions for the return of excess interest payments under strict interpretation by the courts of the notice requirement under the Moneylending Business Restriction Law, borrowers may become more likely to institute and prevail in legal proceedings seeking the repayment of excess interest. If the number of borrowers who refuse to pay or seek return of payments already made of the excess amount or who prevail in such legal actions increases in the future, AIFUL's results of operations could be adversely affected.

Misuse of customers' personal or financial information could prove harmful to AIFUL

The Company and certain of its subsidiaries will be subject to the Law for the Protection of Personal Information (the "Personal Information Protection Law") which regulates companies that utilize databases of personal information for their business when the Personal Information Protection Law becomes fully effective on April 1, 2005. See "Business—Regulation". AIFUL's employees have direct contact with customers and knowledge of their personal and financial information. Improper utilization or disclosure of such information could result in violations of the Personal Information Protection Law and other applicable laws or reputational or financial harm to AIFUL. AIFUL takes precautionary measures, including implementation of internal compliance procedures, to prevent and detect misuse of customers' personal information, but these measures may not be effective in all cases.

An increase in prevailing market interest rates and other economic factors could have an adverse effect on AIFUL's operating margins and business

Interest rates in Japan have been very low for several years. This reflects the government's monetary policy, including the "zero interest rate" policy of The Bank of Japan, which has been in place for most of the period since February 1999. As of December 30, 2004, the official discount rate offered by The Bank of Japan was 0.1%. An increase in the interest rates charged by AIFUL's lenders or available to AIFUL in the capital markets, caused by increases in prevailing market interest rate levels generally in Japan, would cause fund procurement to become more expensive and increase AIFUL's operating expenses. In addition, although AIFUL uses derivative financial instruments to reduce exposure to fluctuations in interest rates, loans subject to floating interest rates would become more expensive for AIFUL to service. AIFUL may not be able to pass on the increased expenses to its customers due to competitive considerations as well as the legal limits on interest rates which AIFUL may charge. Any such increase in interest rates could therefore have an adverse effect on AIFUL's operating margins.

Furthermore, the Japanese economy has been in recession for much of the last decade. Persistent deflationary conditions and prolonged economic weakness in Japan in recent years have caused a large number of bankruptcies and the failure of several major financial institutions. While the Japanese consumer finance market has continued to grow in recent years, such growth is showing signs of slowing and has recently been affected by a large increase in credit costs due primarily to increased unemployment and stagnant personal income levels arising from the weak Japanese economy.

Some signs of improvement in the Japanese economy were seen in the fiscal year ended March 31, 2004. Continued economic growth in China has led to increased Japanese exports and in the six months ended June 30, 2004, Japanese exports to China surged to over $50,000 million. Personal bankruptcies have also declined 13.2% in the 11 months ended November 30, 2004 as compared with the same period in 2003.

Despite such improvements, the outlook for the Japanese economy as a whole remains uncertain. Slowing demand in China or a return to economic recession in Japan may decrease demand for loans as well as increase the amount of overdue, including non-accrual loans, provisions for doubtful loans and loan write-offs, thereby adversely affecting AIFUL's results of operations. Furthermore, since AIFUL extends loans to customers secured by real estate collateral, declines in real estate values could adversely affect AIFUL's ability to ultimately collect its secured loans.

Sustained large numbers of personal bankruptcies and rehabilitation could adversely affect AIFUL's operating results

Concerns remain with respect to the large number of personal bankruptcies and defaults on consumer loans caused by recent high levels of unemployment and stagnant personal income levels. In calendar year 2003 personal bankruptcies in Japan reached an all time high at 242,377 cases, an increase of 12.9% over the previous year, although such number has declined in 2004. Furthermore, amendments to enhance the amount of assets available for the use by bankrupt persons and simplify and expedite personal bankruptcy proceedings under the Bankruptcy Law of Japan went into effect in January 2005. If these amendments lead to an increase in the number of personal bankruptcy filings or if negative economic factors sustain the current large number of personal bankruptcies, AIFUL's operating results could be adversely affected.

AIFUL is controlled by the Fukuda family, whose interests may differ from those of the holders of the notes

As a result of their ownership or control of a substantial percentage of AIFUL's outstanding shares, the family of Mr. Yoshitaka Fukuda, President of the Company, the founder and a substantial shareholder, is able to exercise a controlling influence over important decisions affecting AIFUL's business and affairs, including significant corporate transactions such as the sale of AIFUL, corporate restructuring, investment in other businesses or assets, or the terms of future financings. The interests of these and other shareholders in these and other matters may differ from those of the holders of the Notes.

AIFUL's success depends on key members of management

The services of AIFUL's senior management, particularly Mr. Yoshitaka Fukuda, are of material importance to the success of AIFUL's business. Currently, AIFUL does not expect any of these individuals to resign in the near future. Although AIFUL's operations are not dependent on the services of any particular individual, there can be no assurance that the departure of key management would not have a material adverse impact on AIFUL's business.

AIFUL's failure to manage risks associated with its information systems could adversely affect AIFUL's business

AIFUL's business is subject to risks relating to its information and technology systems and processes. These risks, which may arise internally and externally, include malfunctions and failures, human error or misconduct and other external factors.

AIFUL relies on internal and external information and technology systems to generate new business, provide services to customers, administer customer data and manage AIFUL's operations. Many customers prefer to establish new accounts through AIFUL's semi-automated loan-contracting machines or access or service their accounts through AIFUL's own and third-party ATMs. AIFUL has also been expanding its customer base through the Internet. AIFUL uses increasingly advanced software, systems and networks to manage its branch network, customer and accounting data and other aspects of its business. This hardware and software is vulnerable to damage or interruption by human error, misconduct, malfunction, natural disasters, power loss, sabotage, computer viruses and similar events or the interruption or loss of support services from third-parties such as telephone carriers and Internet service providers. Any disruption, outage, delay or other difficulty experienced by any of these information or technology systems could result in a decrease in the number of new accounts, delay in repayment of outstanding borrowings, or decreased consumer confidence in AIFUL's business, or otherwise adversely affect AIFUL's results of operations.

Despite AIFUL's efforts to regularly back-up its databases, data back-up is conducted only on a bi-weekly basis and disasters such as earthquakes, typhoons and floods may disrupt AIFUL's information systems and adversely affect its results of operations.

While AIFUL believes that it maintains reliable information systems and processes, any breaches in the security of customer information could harm AIFUL's reputation and business.

AIFUL's future financial performance may vary materially from the prospective financial information provided in this Offering Circular

Prospective investors in the Notes are cautioned not to place undue reliance on the prospective financial information included in this Offering Circular under "Recent developments—Outlook". This prospective financial information represents AIFUL's estimate as of the date of this Offering Circular of its results of operations for the year ending March 31, 2005. The prospective financial information is based on a number of assumptions, some of which may not materialize, and unanticipated events could adversely affect AIFUL's results of operations. Although AIFUL believes that its expectations that are expressed in these forward-looking statements are reasonable, it cannot promise that its expectations will turn out to be correct. Consequently, AIFUL's actual results of operations could be materially different from and worse than its expectations.

Risk factors relating to the offering

The Notes are subject to the prior claims of other creditors

The Notes are unsecured obligations of the Company and are subordinated to other debt obligations of its subsidiaries to the extent of the assets of such subsidiaries. Approximately 26.5%, or ¥498,046 million, of the outstanding long-term indebtedness of AIFUL on a consolidated basis as of September 30, 2004 consisted of debt of the Company's subsidiaries.

Some of AIFUL's debt is secured by assets of AIFUL. See Note 9 of the notes to consolidated financial statements. As of September 30, 2004, AIFUL has pledged assets with an aggregate book value of ¥940,484 million as collateral for loans with an aggregate value of ¥669,283 million. In addition, as is common with most other Japanese corporations, AIFUL's loan agreements relating to short-term and long-term debt with Japanese banks and some insurance companies, whose loans constituted approximately 8.2%, or ¥157,298 million, of AIFUL's

indebtedness as of September 30, 2004, provide that these lenders have the right to request that AIFUL pledge assets to secure their loans. Although AIFUL has not received any requests of this kind from its lenders, there can be no assurance that AIFUL's lenders will not request AIFUL to provide collateral in the future. Whether these provisions in AIFUL's loan agreements and debt arrangements can be enforced will depend upon factual circumstances. However, if they are enforced, the claims of these lenders would have priority over AIFUL's assets and would rank senior to the claims of holders of the Notes with respect to such assets. In addition, most of these loan agreements, and some other loan agreements, contain rights of the lenders to offset cash deposits held by them against loans to AIFUL under specified circumstances.

There is no established market for the Notes

The Notes will be a new issue of securities with no established trading market. No assurance can be given as to the liquidity of, or the trading market for, the Notes. While AIFUL has been advised that the Initial Purchasers intend to make a market for the Notes, they are not obligated to do so and may discontinue such market-making activities at any time without notice.

Rating agencies may lower the ratings of the Notes

The Notes have received a credit rating and outlook of Baa2 and stable from Moody's Investors Service, Inc., a credit rating of BBB from Standard & Poor's Ratings Services and a credit rating of A- from Fitch Ratings Limited. In addition, other rating agencies may assign credit ratings to the Notes without solicitation from or provision of information by AIFUL. A downgrade or potential downgrade in these ratings or the assignment of new ratings that are lower than existing ratings could reduce the population of potential investors in the Notes and adversely affect the price and liquidity of the Notes. A rating is based upon information furnished by AIFUL or obtained by the rating agency from its own sources and is subject to revision, suspension or withdrawal by the rating agency at any time.

Exchange rates

The following table sets forth certain information concerning the exchange rate for U.S. dollars against yen traded on the Tokyo foreign exchange market, as announced by The Bank of Japan:

	Yen per U.S. dollar		
Years ended/ending March 31,	**High**	**Low**	**Period-End**
2002	¥116.78	¥134.69	¥132.71
2003	115.92	133.28	119.02
2004	103.95	120.76	103.95
2005 (through February 8, 2005)	102.03	114.66	105.25

Use of proceeds

The aggregate net proceeds from the Offering of the Notes, after deducting the Initial Purchasers' discount, are expected to be approximately $497 million.

The Company intends to use the net proceeds of the Offering for funding loans to customers, repayment of debt and general corporate purposes.

Capitalization and indebtedness

The following table sets forth the Company's consolidated capitalization as of September 30, 2004. The data presented in the table below has been derived from the unaudited consolidated balance sheet as of September 30, 2004 included in the interim consolidated financial statements (unaudited) of the Company included elsewhere in this Offering Circular. Except as described below, there has been no material change in AIFUL's total capitalization, indebtedness, contingent liabilities or guarantees since September 30, 2004.

	(Millions of yen)	*(Thousands of U.S. dollars)*
Liabilities:		
Short-term debt(1):		
Short-term borrowings	¥ 77,925	*$ 702,027*
Current portion of long-term debt	564,357	*5,084,297*
Total short-term debt	¥ 642,282	*$ 5,786,324*
Long-term debt(2):		
Loans from banks, 0.68% to 4.20%, due serially to 2009	¥ 666,034	*$ 6,000,306*
Loans from other financial institutions, 1.45% to 4.00%, due serially to 2009	237,756	*2,141,946*
Syndicated loans, 0.93% to 2.02%, due serially to 2009	107,229	*966,027*
Unsecured 2.09% to 2.30% yen straight bonds, due 2004	60,000	*540,541*
Unsecured 0.80% to 2.00% yen straight bonds, due 2005	80,000	*720,721*
Unsecured 1.30% to 3.27% yen straight bonds, due 2006	78,500	*707,207*
Unsecured 1.66% to 2.51% yen straight bonds, due 2007	43,000	*387,387*
Unsecured 1.07% to 2.48% yen straight bonds, due 2008	50,000	*450,450*
Unsecured 1.03% to 3.28% yen straight bonds, due 2009	58,000	*522,523*
Unsecured 1.25% to 3.00% yen straight bonds, due 2010	30,000	*270,270*
Unsecured 1.58% yen straight bonds, due 2011	10,000	*90,090*
Unsecured 1.74% yen straight bonds, due 2013	10,000	*90,090*
Unsecured variable rate Euro-yen straight bonds, due 2006	12,500	*112,613*
Unsecured 0.86% medium-term notes, due 2005	4,000	*36,036*
Unsecured 2.21% medium-term notes, due 2007	1,000	*9,009*
Unsecured 3.00% medium-term notes, due 2008	3,000	*27,027*
Unsecured 3.50% medium-term notes, due 2015	15,000	*135,135*
Other (principally from leasing and factoring companies), 0.79% to 3.50%, due serially to 2010	113,173	*1,019,577*
Total(3)	1,579,192	*14,226,955*
Less current portion	(564,357)	*(5,084,297)*
Long-term debt, less current portion	¥1,014,835	*$ 9,142,658*
Shareholders' equity:		
Common stock—authorized, 373,500,000 Shares; issued, 94,690,000 Shares(4)	¥ 83,317	*$ 750,604*
Additional paid-in capital	104,126	*938,072*
Net gain on disposal of treasury stock	21	*189*
Retained earnings	387,480	*3,490,811*
Net unrealized gain on available-for-sale securities	3,902	*35,153*
Treasury stock, at cost(5)	(1,468)	*(13,225)*
Total Shareholders' equity	¥ 577,378	*$ 5,201,604*

Notes:

(1) As of September 30, 2004, all of AIFUL's short-term debt and long-term debt were unguaranteed obligations. As of September 30, 2004, ¥669,097 million of AIFUL's short term borrowings and long-term debt (including current portion) were secured. In addition, if requested by lending financial institutions, AIFUL has committed to pledge collateral for other long-term debt (including current portion) in the amount of ¥157,298 million. The remaining amount of AIFUL's short term borrowings and long-term debt is unsecured.

(2) Since September 30, 2004, the Company has issued its ¥10,000 million unsecured 1.01% yen straight bonds due 2009, its ¥10,000 million unsecured 1.50% yen straight bonds due 2011 and its ¥10,000 million unsecured 1.20% yen straight bonds due 2012. The foregoing bonds are unguaranteed obligations of the Company.

(3) AIFUL's contingent liabilities as of September 30, 2004 for loans guaranteed amounted to ¥135,773 million, which were recorded on the unaudited semi-annual consolidated balance sheet.

(4) Since September 30, 2004, no new shares were issued.

(5) 158,642 shares as of September 30, 2004.

Recent developments

On January 27, 2005, AIFUL announced its unaudited consolidated financial results as of and for the nine months ended December 31, 2004. A summary of the unaudited consolidated financial results is set forth below.

The information as of and for the nine months ended December 31, 2003 and 2004 has been extracted without material adjustment from the unaudited consolidated financial results published by the Company in Japanese on January 27, 2005, and translated into English. The information as of and for the year ended March 31, 2004 has been summarized and translated into English from the audited consolidated financial statements derived from the Company's annual securities report published in Japanese on June 28, 2004. Because the English translations of AIFUL's unaudited consolidated financial results as of and for the nine months ended December 31, 2003 and 2004 have not been reclassified or rearranged in order to present them in a form which is more familiar to readers outside Japan, information on AIFUL's audited annual consolidated financial results as of and for the year ended March 31, 2004 is also set forth below without such reclassifications or rearrangements in order to provide readers with a basis for comparison.

As a result of the foregoing, the line items in AIFUL's unaudited consolidated financial results for the nine months ended December 31, 2003 and 2004 set forth below are not directly comparable to the line items in its audited consolidated and non-consolidated financial statements as of and for the years ended March 31, 2003 and 2004 and its unaudited interim consolidated financial statements as of and for the six months ended September 30, 2003 and 2004 contained elsewhere in this Offering Circular. In addition, certain amounts set forth below as of and for the year ended March 31, 2004 may differ from the corresponding amounts in AIFUL's audited consolidated financial statements as of and for the year ended March 31, 2004 contained elsewhere in this Offering Circular due to differences in rounding.

Condensed consolidated financial statements

Consolidated balance sheets

	As of March 31, 2004	As of December 31, 2003	As of December 31, 2004
		(Unaudited)	(Unaudited)
		(Millions of yen)	
Assets			
Current assets:			
Cash, cash equivalents and time deposits	¥ 99,163	¥ 174,623	¥ 138,401
Loans	1,786,940	1,748,151	1,936,297
Installment accounts receivable	154,285	169,661	198,802
Loan guarantees	133,610	132,799	140,050
Deferred tax assets	29,311	26,966	24,431
Other	87,676	69,554	74,984
Allowance for doubtful loans and receivables	(126,918)	(126,789)	(136,229)
Total current assets	2,164,068	2,194,968	2,376,739
Fixed assets:			
Net property, plant and equipment	45,479	46,073	48,095
Intangible fixed assets:			
Goodwill, net	14,370	19,346	11,440
Other	21,760	20,431	21,227
Total intangible fixed assets	36,131	39,777	32,668
Investments and other fixed assets:			
Claims in bankruptcy	23,660	23,899	28,241
Deferred tax assets	14,782	16,690	11,508
Other	66,978	61,764	62,489
Allowance for advances to an unconsolidated subsidiary and claims in bankruptcy	(18,838)	(21,732)	(20,579)
Total investments and other fixed assets	86,582	80,622	81,658
Total fixed assets	168,193	166,472	162,423
Deferred assets	499	530	486
Total assets	¥2,332,761	¥2,361,971	¥2,539,649

Consolidated balance sheets (continued)

	As of March 31, 2004	As of December 31, 2003	As of December 31, 2004
		(Unaudited)	(Unaudited)
	(Millions of yen)		
Liabilities and Shareholders' Equity			
Current liabilities:			
Obligation under loan guarantees	¥ 133,610	¥ 132,799	¥ 140,050
Short-term debt	57,034	83,811	99,143
Current portion of bonds	90,000	135,000	84,000
Current portion of long-term debt	408,204	396,476	439,085
Reserve for accrued bonuses	3,878	1,884	2,093
Gains on deferred installments	10,826	12,169	13,722
Other	99,778	109,429	112,707
Total current liabilities	803,332	871,570	890,802
Long-term liabilities:			
Bonds (less current portion)	365,000	345,000	331,000
Long-term debts (less current portion)	588,572	585,928	693,444
Allowance for retirement benefits for employees	2,417	2,764	2,212
Allowance for retirement benefits for directors	1,262	1,254	1,402
Other	19,989	20,479	18,563
Total long-term liabilities	977,243	955,427	1,046,624
Total liabilities	1,780,575	1,826,997	1,937,427
Minority interests	4,681	4,319	5,206
Shareholders' equity:			
Common stock	83,317	83,317	83,317
Additional paid-in capital	104,125	104,125	104,144
Retained earnings	357,705	342,630	408,533
Net unrealized gain on available-for-sale securities	4,417	2,637	4,632
Treasury stock	(2,062)	(2,056)	(3,612)
Total shareholders' equity	547,503	530,654	597,015
Total liabilities, minority interests and shareholder's equity	¥2,332,761	¥2,361,971	¥2,539,649

Consolidated statements of income

	Year ended March 31, 2004	Nine months ended December 31, 2003	Nine months ended December 31, 2004
		(Unaudited)	(Unaudited)
		(Millions of yen)	
Operating revenue:			
Interest on loans	¥429,512	¥321,395	¥349,316
Interest on credit card shopping loans	8,140	6,122	6,635
Interest on per-item shopping loans	15,508	12,114	12,643
Interest on loan guarantees	5,562	4,045	5,178
Other	14,754	10,861	13,513
Total operating revenue	473,477	354,540	387,287
Operating expenses:			
Financial expenses	38,164	28,776	30,204
Cost of sales	137	137	116
Operating expenses – other	322,610	246,457	254,479
Total operating expenses	360,911	275,370	284,800
Operating income	112,566	79,169	102,487
Non-operating income	1,040	747	1,331
Non-operating expenses	1,160	1,008	894
Ordinary income	112,446	78,907	102,923
Extraordinary income	4,957	4,824	594
Extraordinary loss	13,589	3,379	6,149
Income before income taxes and minority interests	103,814	80,352	97,369
Income taxes	41,016	32,586	40,239
Minority interests in net income	250	292	524
Net income	¥ 62,548	¥ 47,473	¥ 56,604

Consolidated statements of cash flows

	Year ended March 31,	Nine months ended December 31,	
	2004	2003	2004
		(Unaudited)	(Unaudited)
		(Millions of yen)	
Operating activities:			
Income before income taxes and minority interests	¥ 103,814	¥ 80,352	¥ 97,369
Depreciation	7,863	5,477	9,144
Increase in allowance for doubtful loans and receivables, advances to an unconsolidated subsidiary and claims in bankruptcy	13,626	16,391	3,131
Increase in loans	(116,158)	(77,370)	(84,323)
Increase in installment accounts receivable and loan guarantees	(6,428)	(21,804)	(44,518)
Other	12,364	12,968	18,955
Subtotal	15,081	16,015	(242)
Income taxes—paid	(57,955)	(57,918)	(44,587)
Other	139	119	164
Net cash used in operating activities	(42,734)	(41,783)	(44,665)
Investing activities:			
Funds used for purchase of intangible fixed assets	(8,921)	(6,097)	(4,583)
Other.	15,291	43,083	789
Net cash provided by (used in) investing activities	6,370	36,985	(3,793)
Financing activities:			
Increase in short-term debts	657,558	468,138	661,494
Repayment of short-term debt	(655,888)	(439,691)	(628,210)
Increase in long-term debt	541,283	389,743	475,904
Repayments of long-term debt	(528,609)	(391,442)	(393,254)
Issue of bonds	79,531	59,662	49,685
Repayments of bonds	(77,000)	(32,000)	(90,000)
Other	(13,777)	(7,172)	7,798
Net cash provided by financing activities	3,097	47,237	83,417
Foreign currency translation adjustments on cash and cash equivalents	(47)	(47)	(13)
Net increase (decrease) in cash and cash equivalents	(33,313)	42,391	34,944
Cash and cash equivalents, beginning of period	131,643	131,643	98,329
Cash and cash equivalents of newly consolidated subsidiaries, beginning of period	—	—	4,943
Cash and cash equivalents, end of period	¥ 98,329	¥ 174,035	¥ 138,217

Other consolidated financial data

Item	As of and for the year ended March 31, 2004	As of and for the nine months ended December 31, 2003	2004
		(Unaudited)	(Unaudited)
		(Millions of yen)	
Operating Revenue			
Interest on loans to customers:			
Unsecured loans	¥ 358,142	¥ 268,432	¥ 291,308
Secured loans	55,022	41,009	42,181
Small business loans	16,348	11,953	15,827
Total interest on loans to customers	429,512	321,395	349,316
Interest on credit card shopping loans	8,140	6,122	6,635
Interest on per-item shopping loans	15,508	12,114	12,643
Interest on loan guarantees	5,562	4,045	5,178
Other financial revenue	95	78	115
Other operating revenue:			
Sales of property and other(1)	7,880	5,673	7,530
Bad debt write-off recovery	6,778	5,108	5,867
Total other operating revenue	14,658	10,782	13,398
Total operating revenue	¥ 473,477	¥ 354,540	¥ 387,287
Managed Loan(2) Data			
Managed loans(2) outstanding(3):			
Unsecured loans	¥1,477,430	¥1,459,830	¥1,590,740
Secured loans	346,183	340,937	345,276
Small business loans	84,041	78,414	111,552
Total	1,907,655	1,879,182	2,047,569

Notes:

(1) Comprised primarily of card membership fees.

(2) Managed loans outstanding does not include loans related to bankruptcy claims. Off-balance sheet operating loans from the securitization of receivables, which were ¥111,271 million as of December 31, 2004, ¥131,030 million as of December 31, 2003 and ¥120,715 million as of March 31, 2004 have been included.

(3) Unaudited except for operating revenue and managed loan data as of and for the year ended March 31, 2004.

Results of Operations

Consolidated operating revenue increased by ¥32,747 million, or 9.2%, from ¥354,540 million in the nine months ended December 31, 2003 to ¥387,287 million in the nine months ended December 31, 2004. Consolidated operating revenue was comprised of ¥349,316 million, or 90.2%, in operating interest on loans, ¥19,278 million or 5.0% in revenue from credit card shopping and per-item shopping loans, ¥5,178 million, or 1.3%, in guarantee revenue and ¥13,513 million, or 3.5%, in other financial revenue and other operating revenue.

Consolidated operating expenses increased by ¥9,430 million, or 3.4%, from ¥275,370 million in the nine months ended December 31, 2003 to ¥284,800 million in the nine months ended December 31, 2004. Consolidated operating expenses was comprised primarily of ¥115,913

million, or 40.7%, in bad debt expenses, ¥40,561 million, or 14.2%, in personnel expenses, ¥30,204 million, or 10.6%, in financial expenses, ¥17,311 million, or 6.1%, in advertising expenses and ¥17,800 million, or 6.3%, in commissions paid. A ¥1,300 million write-down of consolidation adjustment account accrued upon the purchase of Life in 2001 was also recorded as an operating expense.

Although bad debt expenses decreased by ¥7,241 million, or 5.9%, from ¥123,154 million in the nine months ended December 31, 2003 to ¥115,913 million in the nine months ended December 31, 2004, the amount of claims in bankruptcy increased by ¥4,342 million, or 18.2%, from ¥23,899 million in the nine months ended December 31, 2003 to ¥28,241 million in the nine months ended December 31, 2004. These diverging trends were consistent with trends seen in the six months ended September 30, 2004. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Comparison of the Six Months Ended September 30, 2004 with the Six Months Ended September 30, 2003—Charge-offs and provision for doubtful loans and receivables".

As a result of the foregoing, AIFUL's consolidated operating income increased by ¥23,318 million, or 29.5%, from ¥79,169 million in the nine months ended December 31, 2003 to ¥102,487 million in the nine months ended December 31, 2004.

AIFUL recorded non-operating income (net of non-operating expenses) of ¥437 million in the nine months ended December 31, 2004 as compared to non-operating loss (net of non-operating income) of ¥261 million in the nine months ended December 31, 2003. As a result of the foregoing, AIFUL's consolidated ordinary income increased by ¥24,016 million, or 30.4%, from ¥78,907 million in the nine months ended December 31, 2003 to ¥102,923 million in the nine months ended December 31, 2004.

AIFUL recorded extraordinary loss (net of extraordinary profit) of ¥5,555 million in the nine months ended December 31, 2004, as compared to extraordinary income (net of extraordinary loss) of ¥1,445 in the nine months ended December 31, 2003. The extraordinary loss (net of extraordinary profit) in the nine months ended December 31, 2004 reflected the combined effects of a significant decrease in extraordinary income, which primarily reflected a decrease in gain on exemption from pension obligations of the governmental program incurred during the six months ended September 30, 2004, and a significant increase in extraordinary loss. Extraordinary loss increased by ¥2,770 million, or 82.0%, from ¥3,379 million in the nine months ended December 31, 2003 to ¥6,149 million in the nine months ended December 31, 2004. The increase was primarily due to a significant increase in amortization of goodwill that resulted from the acquisition of Life in 2001. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Comparison of the Six Months Ended September 30, 2004 with the Six Months Ended September 30, 2003—Depreciation and Amortization". The increase was also due to an increase in losses on write-down of unlisted investment securities.

Income taxes increased by ¥7,653 million, or 23.5%, from ¥32,586 million in the nine months ended December 31, 2003 to ¥40,239 million in the nine months ended December 31, 2004. The increase primarily reflected an increase in income before income taxes and minority interests. The increase also reflected the combined effects of a decrease in bad debt expenses and a decrease in the available balance of tax loss carryforwards of Life.

As a result of the foregoing, AIFUL's consolidated net income increased by ¥9,131 million, or 19.2%, from ¥47,473 million in the nine months ended December 31, 2003 to ¥56,604 million in the nine months ended December 31, 2004.

Outlook

In accordance with the rules and guidelines of the Tokyo Stock Exchange, AIFUL announced on January 27, 2005 its forecast results on a consolidated basis for the year ending March 31, 2005. The announced figures indicated forecasts of ¥517,569 million for operating revenue, ¥132,000 million for ordinary income and ¥71,661 million for net income.

The above operating revenue, ordinary income and net income forecasts are based on management's views and beliefs as of January 27, 2005 (the date that these statements were issued by AIFUL under the rules and guidelines of the Tokyo Stock Exchange in respect of the publication of certain financial information for the current financial year), as to the factors set forth above, as to market, industry and general economic conditions and as to the ability and performance of AIFUL under those conditions and are subject to the following qualifications. The actual results of operations of AIFUL could vary significantly from these projections and could be influenced by a number of known and unknown risks, uncertainties and other factors including, without limitation:

- changes in market and industry conditions;
- increases in the number of personal bankruptcies and rehabilitation proceedings;
- competition;
- AIFUL's ability to develop and offer services and products satisfactory to its customers and market;
- the ability of AIFUL to adapt itself to market; and
- industry and general economic conditions and other factors and risks as discussed in "Risk Factors".

Additionally, unanticipated events and circumstances may affect the actual financial results of AIFUL. As a result, no representation can be, or is being, made with respect to the accuracy of, and AIFUL's ability to achieve, the foregoing projections, and investors should be aware that the actual results achieved may vary materially from these projections.

The rules and guidelines of the Tokyo Stock Exchange require AIFUL to amend the published estimates if AIFUL considers that certain items of the actual results could be different by at least certain specified percentages from those previously published. Any other amendments may be made at any time and for any reason.

Management's discussion and analysis of financial condition and results of operations

The following discussion and analysis should be read in conjunction with AIFUL's financial statements and notes thereto included elsewhere in this Offering Circular. AIFUL's financial statements have been prepared in accordance with Japanese GAAP, which differs in certain significant respects from U.S. GAAP. See "Summary of Certain Significant Differences between Japanese GAAP and U.S. GAAP". The discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this Offering Circular.

Overview

AIFUL is one of Japan's largest consumer finance companies. AIFUL is principally engaged in the business of making unsecured and, to a lesser extent, secured loans to individuals and small business owners. Through its subsidiary Life, AIFUL also provides credit services to consumers through credit card shopping loans, per-item shopping loans, credit card cashing loans and loan guarantees.

Presentation of financial information

This Offering Circular includes consolidated financial statements of AIFUL as well as non-consolidated financial statements of the Company. The discussion and analysis of financial condition and results of operations and all financial information set forth below are given on a consolidated basis unless otherwise indicated. As of the date of this Offering Circular, the Company has nine consolidated subsidiaries and two non-consolidated subsidiaries. As of the same date, the Company has one affiliate which was not accounted for by the equity method but by the cost method in the Company's financial statements. As of and for the year ended March 31, 2004, 80.2% of AIFUL's total assets and 71.0% of AIFUL's total income were attributable to the Company.

Factors affecting results of operations

Income

AIFUL's income consists principally of income from interest on loans, particularly unsecured loans to individuals. AIFUL's loan business, which includes unsecured loans to individuals, secured loans and small business loans, accounted for 89.6% of total income for the year ended March 31, 2004 and 89.8% for the six months ended September 30, 2004. Income from interest on unsecured loans to individuals accounted for 74.7% and 75.1% of total income for the same periods. The principal determinants of income from interest on loans are the average interest rate on outstanding loans, the number of loan accounts and the outstanding loan balance per account.

AIFUL derives a portion of its income from interest on per-item shopping loans and, to a lesser extent, from interest on credit card shopping loans and loan guarantees. For the year ended March 31, 2004 interest on per-item shopping loans, interest on credit card shopping loans and loan guarantees accounted for 3.2%, 1.7% and 1.2% of total income, respectively. For the six months ended September 30, 2004, they accounted for 3.2%, 1.7% and 1.3% of total income, respectively.

AIFUL's income also includes recovery of loans previously charged off and other income. For the year ended March 31, 2004, recovery of loans previously charged off and other income accounted for 1.4% and 2.0% of total income, respectively. For the six months ended September 30, 2004, they accounted for 1.5% and 2.1% of total income, respectively.

The following table sets forth the average interest rates on AIFUL's outstanding loans by type of loan for the periods indicated:

	For the year ended March 31,	
	2003	2004
	(%)	
Average interest rate:		
Unsecured loans	25.2%	24.7%
Interest rate on secured loans	15.8	16.4
Interest rate on small business loans	22.1	21.9
Interest rate on credit card shopping loans	12.6	12.4
Interest rate on per-item shopping loans	9.0	8.7
Interest rate on total loans outstanding	23.4	23.0

Note: With respect to each year and loan type, the average interest rate earned is calculated by dividing the amount of interest accrued by the average of the amounts of loans outstanding (including off-balance sheet securitized loans) at the beginning and the end of the year.

The average interest rate on AIFUL's total loans (including off-balance sheet securitized loans) outstanding decreased from 23.4% for the year ended March 31, 2003 to 23.0% for the year ended March 31, 2004, but increased to 23.5% for the six months ended September 30, 2004. The increase for the six months ended September 30, 2004 was primarily due to the acquisition by the Company in June 2004 of Wide Corporation ("Wide"), a company engaged in the consumer finance business, for which the average interest rate on loans is higher than that of the Company.

As a general policy, the Company charges most new unsecured loan customers a maximum interest rate of 28.8% per annum. However, to retain repeat creditworthy customers, the Company offers loan products with lower interest rates and higher borrowing limits to customers who maintain good credit standing. As more customers have qualified for such products and credit limits in recent periods, the proportion of the Company's loan portfolio comprised of reduced-rate loans has grown. As of March 31, 2004, 22.6% of the Company's outstanding unsecured loans and 12.9% of unsecured accounts bore annual interest rates of less than 25.0% compared with 21.7% and 12.0% as of March 31, 2003, on a non-consolidated basis. AIFUL expects that this trend will continue in the current and future periods as additional customers qualify for reduced-rate loans and as other consumer finance companies continue to offer similar products.

The number of AIFUL's loan accounts has been flat recently and a declining trend in the number of new loan accounts is observable in the three years ended March 31, 2004. The number of AIFUL's new unsecured, secured and small business loan accounts has declined steadily from 637 thousand in the year ended March 31, 2002 to 511 thousand in the year ended March 31, 2004. This trend primarily reflects the decline in overall demand in Japan for consumer loans resulting from recent weakness in the Japanese economy. The number of AIFUL's loan accounts may be negatively affected if declines in household income, public concerns about unemployment and other negative macroeconomic factors and intensification of competition persist.

The average outstanding balance on AIFUL's loan accounts has continued to rise in recent periods. In the years ended March 31, 2002, 2003 and 2004, the average outstanding balance per loan account on AIFUL's unsecured, secured and small business loan accounts grew 6.0%, 6.2% and 4.1%, respectively. This growth, which primarily reflects increases in the number of creditworthy customers eligible for higher credit limits on unsecured loans, has contributed to increases in AIFUL's balance of loans outstanding in recent periods. As of March 31, 2003 and 2004 the balances of AIFUL's total loans outstanding increased 12.7% and 7.0%, respectively.

The principal determinants of income from per-item shopping loans, credit card shopping loans and loan guarantees are the average interest rate on such products, the number of cardholders and the outstanding balance per account. While the average interest rates on these products have declined in recent periods, growth in the number of cardholders from 8,835 thousand as of March 31, 2002 to 11,051 thousand as of March 31, 2004 has led to increased income attributable to them. From the year ended March 31, 2002 to the year ended March 31, 2004, the total income derived by AIFUL from per-item shopping loans, credit card shopping loans and loan guarantees grew by ¥8,039 million, or 38.0%.

In recent periods, AIFUL has discontinued certain businesses from which it once generated income. For example, while AIFUL generated ¥ 1,247 million in sales from its restaurant business in the year ended March 31, 2002, it derived no income therefrom in the year ended March 31, 2004. AIFUL has also withdrawn from other areas in recent periods, including the automobile and home loan businesses as well as certain low-margin loan guarantee businesses. These withdrawals reflect AIFUL's strategy to move away from non-core and low-margin areas to focus on its core consumer finance-related businesses.

AIFUL's total income has grown substantially in recent periods. Although AIFUL believes the demand for consumer credit in Japan will continue to expand, there is no assurance that AIFUL will be able to maintain past levels of growth. AIFUL's ability to continue to maintain its income growth is subject to a variety of factors, including changes in the overall market for consumer credit and in particular consumer loans, growth in the number and average balance of customer accounts, ability to identify and execute attractive acquisitions, the consumer credit industry's regulatory environment, including legal limits on interest rates it is permitted to charge, competition from other lenders, rates of default by its customers, levels of interest rates it is required to pay on its borrowings, amounts of funding available to it, changes in its credit ratings, success of efforts to expand its product lines, levels of operating expenses and general and administrative expenses, including advertising costs as well as facilities costs associated with expansion of its network and general economic conditions in Japan.

Expenses

AIFUL's principal expenses consist of charge-offs and provision for doubtful loans and receivables, interest on borrowings, salaries and other employees' benefits, advertising expenses, rental expenses and commissions and fees. Charge-offs and provision for doubtful loans and receivables accounted for 41.9% and 39.5% of AIFUL's total expenses for the year ended March 31, 2004 and for the six months ended September 30, 2004, respectively. Interest on borrowings accounted for 9.2% and 9.2% of AIFUL's total expenses for the year ended March 31, 2004 and for the six months ended September 30, 2004, respectively. Salaries and other employees' benefits accounted for 12.8% and 13.2% of AIFUL's total expenses for the year ended March 31, 2004 and for the six months ended September 30, 2004, respectively. Other expenses accounted for 14.4%

and 14.2% of AIFUL's total expenses for the year ended March 31, 2004 and for the six months ended September 30, 2004, respectively.

AIFUL also incurs expenses for advertising, rents and commissions and fees. Advertising expenses, rental expenses and commissions and fees accounted for 5.3%, 6.3% and 5.7% of AIFUL's total expenses for the year ended March 31, 2004, respectively, and 5.9%, 6.3% and 6.1% of AIFUL's total expenses for the six months ended September 30, 2004.

The primary factor affecting charge-offs and provision for doubtful loans and receivables is the creditworthiness of AIFUL's customers. One prominent indicator of consumer credit quality is the number of personal bankruptcies in Japan. In recent periods, the number of personal bankruptcies in Japan has increased significantly, growing from 160,419 cases in calendar 2001 to 242,377 cases in calendar 2003. Reflecting this trend, charge-offs and provision for doubtful loans and receivables increased from ¥92,576 million in the year ended March 31, 2002 to ¥157,349 million in the year ended March 31, 2004. This trend has, however, slowed with the improving Japanese economy and in the 11 months ended November, 2004, the number of personal bankruptcies declined 13.2% as compared with the same period in the previous year.

Interest on borrowings is affected by the amount of AIFUL's borrowings and, to a lesser extent, fluctuations in market interest rates. Because AIFUL finances a significant part of its operations with long-term borrowings at fixed rates or with borrowings accompanied by interest rate caps or swaps, the potential impact of increases in market interest rates in the intermediate-term is limited. However, because such interest rate caps and swaps apply only to a portion of AIFUL's floating-rate borrowings and debt and because their maturities are not necessarily equivalent to those of such borrowings and debt, AIFUL's results of operations may be adversely affected by increases in market interest rates. In recent periods, the average rate of interest on borrowings, without giving effect to interest rate caps and swaps, has declined from 2.04% in the year ended March 31, 2002 to 1.72% in the year ended March 31, 2004. This decline has offset the effect of increasing borrowings, and in the year ended March 31, 2004, interest on borrowings decreased 1.8% despite a ¥8,843 million increase in short-term borrowings and long-term debt. Interest rates in Japan are beginning to rise. Furthermore, AIFUL expects the amount of its borrowings to increase in the current and future periods. As a result, AIFUL anticipates interest on borrowings will increase.

The following table sets forth the average rate paid, without giving effect to interest rate caps and swaps, on AIFUL's total borrowings for the periods indicated:

	For the year ended March 31,		
	2002	2003	2004
		(%)	
Average interest rate paid on total borrowings	2.04	1.78	1.72

As of March 31, 2004, AIFUL maintained interest rate caps and swaps with notional principal amounts totaling approximately ¥332,254 million and ¥222,790 million, respectively.

Fluctuations in salaries and other employees' benefits, advertising expenses, rental expenses, commissions and fees and other expenses have been limited in recent periods. The aggregate of salaries and other employees' benefits, advertising expenses, rental expenses, commissions and fees and other expenses increased 6.1% from the year ended March 31, 2002 to the year ended March 31, 2004, growing from ¥157,681 million to ¥167,243 million.

Mergers and acquisitions

AIFUL's results of operations have been affected materially in recent years by its mergers and acquisitions activity. In particular, the acquisition of Life in March 2001 has led to significant growth in AIFUL's income and expenses in subsequent periods. Between September 30, 2000 and March 31, 2001, Life's financial condition improved significantly under the Company's sponsorship in corporate reorganization proceedings through disposal of doubtful receivables, termination of unprofitable businesses and the write-off of non-performing assets. After the March 2001 acquisition, the Company embarked on a three-step strategy to revive Life's business. By refocusing Life's resources on more profitable businesses, improving credit authorization procedures and reducing costs, the Company has turned Life into a significant contributor to AIFUL's results of operations. As a result of this strategy, Life has become one of the most profitable credit card companies in Japan.

As of March 31, 2004, Life had ¥42,622 million of tax loss carryforwards, which will expire as of March 31, 2009. Because AIFUL has not adopted consolidated tax reporting, these tax loss carryforwards may only be utilized by Life, and not by other companies in the AIFUL group. AIFUL established a valuation allowance of ¥3,639 million against deferred tax assets, based on an AIFUL's assessment of its ability to utilize these tax loss carryforwards in future periods.

The recent acquisitions of City's Corporation ("City's") in October 2002, New Frontier Partners, Co., Ltd. ("New Frontier Partners") in March 2004 and Wide in June 2004 have also contributed to AIFUL's results of operations. In April 2004, the Company executed a sponsorship agreement with TCM Corporation ("TCM"), a consumer finance company under corporate reorganization proceedings, and agreed to second one of its executives as business administrator and provide additional capital investment or other reasonable support. Acquisitions have been a significant factor of growth for AIFUL in recent periods, and acquisitions and strategic investments may affect results of operations in the future.

Critical accounting policies

Allowances for doubtful accounts

AIFUL recognizes as expense a provision for doubtful loans and receivables. The amount recognized represents management's estimate of probable losses inherent in AIFUL's loan portfolio. This evaluation process is subject to numerous management estimates and judgments. In determining the appropriate amount of provision for doubtful loans and receivables, management considers the following principal factors:

- the nature and characteristics of obligors;
- current economic conditions and trends;
- prior write-off experience;
- current delinquencies and delinquency trends; and
- the value of underlying collateral and guarantees, if any.

Liability for retirement benefits

AIFUL has significant employee retirement and severance benefit obligations which are developed from actuarial valuations. Inherent in these valuations are key assumptions, including

discount rates and expected return on plan assets. Management must consider current market conditions, including changes in interest rates, in selecting these assumptions. Other assumptions include assumed rate of increase in compensation levels, mortality rate, and withdrawal rate. Changes in these assumptions inherent in the valuation are reasonably likely to occur from period to period. These changes in assumptions may lead to changes in related employee retirement and severance benefit costs or credits in the future.

In preparing its financial statements for the year ended March 31, 2004, AIFUL estimated a discount rate of 1.5% to 2.5% and an expected long-term rate of return on plan assets of 1.5% to 2.0%. In estimating the discount rate, AIFUL determines which of its long-term debt securities have a maturity period comparable to the remaining service period, and matches this period with the remaining life expectancy of AIFUL's participants. In addition, in determining the discount rate, AIFUL takes into account estimations with respect to future changes expected by management in the interest rates of its debt securities. AIFUL establishes the expected long-term rate of return on plan assets based on management's expectations of the long-term return of the various plan asset categories in which it invests. Management develops expectations with respect to each plan asset category based on actual historical returns and its current expectations for future returns.

Recent changes in accounting standards

Impairment of fixed assets

In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets", and in October 2003 the Accounting Standards Board of Japan ("ASB") issued ASB Guidance No. 6, "Guidance for Accounting Standard for Impairment of Fixed Assets". These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The new accounting standard requires an entity to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

The Company expects to adopt such accounting standards effective April 1, 2005 and is currently in the process of assessing the effect of their adoption. Depending on the scope of impairment of its fixed assets, AIFUL's financial condition and results of operations may be adversely affected when impairment loss accounting is implemented.

Results of operations

The table below sets forth certain information relating to AIFUL's results of operations for the years ended March 31, 2002, 2003 and 2004 and for the six months ended September 30, 2003 and 2004:

	Year ended March 31,			Six months ended September 30,	
	2002	2003	2004	2003	2004
	(Millions of yen)				
Income:					
Interest on loans	¥359,318	¥406,484	¥429,513	¥213,239	¥231,373
Interest on credit card shopping loans	6,742	7,878	8,140	3,963	4,274
Interest on per-item shopping loans	10,353	15,179	15,508	8,018	8,282
Interest on loan guarantees	4,076	4,133	5,562	2,585	3,356
Interest on deposits, securities and other	582	474	236	161	193
Revenue from sales of investments held by venture capital subsidiary	-	-	-	-	227
Gain on sales of property for sale	2,824	306	50	25	-
Income from restaurant business and other	1,247	935	-	-	-
Recovery of loans previously charged off	5,715	6,431	6,778	3,593	3,991
Gain on exemption from pension obligation of the governmental program	-	-	4,026	4,026	208
Other income	9,157	9,348	9,660	4,865	5,609
Total income	400,014	451,168	479,473	240,475	257,513
Expenses:					
Interest on borrowings	31,697	35,335	34,712	17,371	18,135
Cost of sales of investments held by venture capital subsidiary	-	-	-	-	94
Charge-offs and provision for doubtful loans, receivables, advances to an unconsolidated subsidiary and claims in bankruptcy	92,576	138,479	157,349	87,589	77,878
Salaries and other employees' benefits	42,234	44,828	48,076	24,163	26,062
Advertising expenses	26,846	21,748	19,963	10,680	11,669
Rental expenses	22,961	24,359	23,532	12,137	12,331
Commissions and fees	19,667	19,291	21,502	10,417	12,016
Depreciation and amortization	19,269	10,364	15,539	5,277	10,120
Stock issue costs	4,235	-	-	-	-
Loss on write-down of property plant and equipment	31,241	541	-	-	-
Provision for employees' retirement benefits	1,353	3,187	679	313	670
Provision for retirement benefits to directors and corporate auditors	114	104	137	88	51
Other expenses	45,973	45,479	54,170	25,414	28,064
Total expenses	338,166	343,715	375,659	193,449	197,090
Income before income taxes and minority interests	61,848	107,453	103,814	47,026	60,423
Income taxes:					
Current	36,293	57,555	46,174	24,843	21,524
Deferred	(8,908)	(10,129)	(5,158)	(5,557)	5,873
Total income taxes	27,385	47,426	41,016	19,286	27,397
Minority interests in net income	(601)	116	250	151	311
Net income	¥ 35,064	¥ 59,911	¥ 62,548	¥ 27,589	¥ 32,715

The results of operations data for the year ended March 31, 2002 is derived from AIFUL's audited consolidated financial statements not included in this Offering Circular. The results of operations data for the six months ended September 30, 2003 and 2004 are derived from the unaudited interim consolidated financial statements contained elsewhere in this Offering Circular. Unless otherwise indicated, figures for loans outstanding in the following discussion refer to loans including off-balance sheet securitized loans.

Comparison of the six months ended September 30, 2004 with the six months ended September 30, 2003

Income

Total income increased by ¥17,038 million, or 7.1%, from ¥240,475 million in the six months ended September 30, 2003 to ¥257,513 million in the six months ended September 30, 2004. This increase reflected primarily an increase in interest on loans.

Interest on loans. Interest on loans increased by ¥18,134 million, or 8.5%, from ¥213,239 million in the six months ended September 30, 2003 to ¥231,373 million in the six months ended September 30, 2004. This increase primarily reflected growth in total loans outstanding. From September 30, 2003 to September 30, 2004, unsecured loans outstanding increased by ¥129,992 million, or 8.9%, secured loans outstanding increased by ¥9,422 million, or 2.8%, and small business loans increased by ¥28,767 million, or 39.7%, respectively. Total loans outstanding increased due to increases in outstanding loan balance per account of 2.4% from ¥531,000 as of September 30, 2003 to ¥544,000 as of September 30, 2004 and increases in the number of loan accounts from 3,521 thousand as of September 30, 2003 to 3,744 thousand as of September 30, 2004. These increases primarily reflected the effects of the acquisition of Wide in June 2004 as a consolidated subsidiary.

The increase in interest on loans also reflected an increase in the average interest rate on AIFUL's total loans outstanding. The average interest rate on total loans outstanding increased from 23.1% for the six months ended September 30, 2003 to 23.5% for the six months ended September 30, 2004. The increase was due primarily to the acquisition in June 2004 of Wide, for which the average interest rate on loans is higher than that of the Company, partially offset by declining market rates of interest.

Interest on per-item shopping loans. Interest on per-item shopping loans increased by ¥264 million, or 3.3%, from ¥8,018 million in the six months ended September 30, 2003 to ¥8,282 million in the six months ended September 30, 2004. This increase reflected growth in the number of customer accounts, due primarily to an increase in the number of retailers having credit arrangements with Life. The average interest rate on per-item shopping loans outstanding remained the same for the six months ended September 30, 2003 and the six months ended September 30, 2004 at 9.0%.

Interest on credit card shopping loans. Interest on credit card shopping loans increased by ¥311 million, or 7.8%, from ¥3,963 million in the six months ended September 30, 2003 to ¥4,274 million in the six months ended September 30, 2004. This increase reflected growth in the number of cardholders due primarily to Life's issuance of joint credit cards and cards linked to popular movies, as well as an increase in average outstanding balances. The increase was partially offset by a declining average interest rate on AIFUL's credit card shopping loans outstanding. The average interest rate on credit card shopping loans outstanding decreased from 12.4% for the six months ended September 30, 2003 to 12.2% for the six months ended September 30, 2004.

Interest on loan guarantees. Interest on loan guarantees increased by ¥771 million, or 29.8%, from ¥2,585 million in the six months ended September 30, 2003 to ¥3,356 million in the six months ended September 30, 2004. This increase reflected Life's shift to higher margin loan guarantees. Specifically, Life discontinued its housing loan and low-margin bank loan guarantee businesses targeting small to medium sized businesses and refocused on a new guarantee business for banks that targets primarily consumer loans.

Revenue from sales of investments held by venture capital subsidiary. Revenue from sales of investments held by venture capital subsidiary was ¥227 million in the six months ended September 30, 2004, partially offset by cost of sales of investments held by venture capital subsidiary of ¥94 million. The revenue was related to the sale by New Frontier Partners of its stake in various investments.

Recovery of loans previously charged off. Recovery of loans previously charged off increased by ¥398 million, or 11.1%, from ¥3,593 million in the six months ended September 30, 2003 to ¥3,991 million in the six months ended September 30, 2004.

Gain on exemption from the pension obligation of the governmental program. In the six months ended September 30, 2004, AIFUL recorded a ¥208 million gain on exemption from the pension obligation of the governmental program, as compared to a ¥4,026 million gain in the six months ended September 30, 2003. In accordance with the Defined Benefit Pension Plan Law enacted in April 2002, the Company and certain consolidated subsidiaries applied for an exemption from the obligation to pay past pension obligations and benefits for future employee services which would result in the transfer of certain pension obligations and related assets to the government upon approval. On September 25, 2003, the Company and certain consolidated subsidiaries received approval from the Ministry of Health, Labor and Welfare to eliminate future obligations. The plan assets related to certain pension obligations described above will be transferred to the government and accounted for in a subsequent period. However, in accordance with Japanese accounting standards, one consolidated subsidiary chose to account for the exemption of certain pension obligations and related plan assets as of September 25, 2003, which was the date of approval of exemption. The subsidiary recognized a gain on exemption from future and prior pension obligation of the government program in the amount of ¥4,026 million for the six months ended September 30, 2003.

Subsequently, on September 30, 2004, the Company and certain consolidated subsidiaries, excluding the one consolidated subsidiary described above, received approval from the Ministry of Health, Labor and Welfare for the transfer of past pension obligations. Based on this approval, AIFUL recognized a gain on exemption from the pension obligation of the governmental program of ¥208 million in the six months ended September 30, 2004. The plan assets related to the pension obligations described above will be transferred to the government and accounted for in a subsequent period. See Note 2 of the notes to interim consolidated financial statements (unaudited).

Other income. Other income increased by ¥744 million, or 15.3%, from ¥4,865 million in the six months ended September 30, 2003 to ¥5,609 million in the six months ended September 30, 2004.

Expenses

Total expenses increased by ¥3,641 million, or 1.9%, from ¥193,449 million in the six months ended September 30, 2003 to ¥197,090 million in the six months ended September 30, 2004. The increase mainly reflected increases in depreciation and amortization, other expenses and

commissions and fees. Those increases were partially offset by a decrease in charge-offs and provision for doubtful loans and provision for retirement benefits to directors and corporate auditors.

Charge-offs and provision for doubtful loans and receivables. Credit issues relating to AIFUL customers reflected diverging trends in the six months ended September 30, 2004. In this period, the number of AIFUL customers facing financial difficulties remained at high levels, primarily due to the effects of continued stagnation in income levels of persons with middle to lower incomes, who comprise a substantial proportion of AIFUL's customers. These customers have increasingly used attorneys or other third parties intermediaries to renegotiate the terms of their loan obligations and to obtain full or partial waivers of their outstanding obligations. As a result, the aggregate amount of AIFUL's loans in legal bankruptcy, non-accrual loans, loans three months past due and restructured loans increased by ¥32,796 million, or 23.8%, from ¥137,633 million as of September 30, 2003 to ¥170,429 million as of September 30, 2004. By contrast, charge-offs and provision for doubtful loans and receivables, advances to an unconsolidated subsidiary and claims in bankruptcy decreased by ¥9,711 million, or 11.1%, from ¥87,589 million in the six months ended September 30, 2003 to ¥77,878 million in the six months ended September 30, 2004, primarily reflecting a decline in the number of borrowers entering personal bankruptcy as compared with the same period in the previous year. This decline resulted from an increased tendency for borrowers using attorneys or other third parties intermediaries to utilize civil rehabilitation proceedings rather than personal bankruptcy proceedings. AIFUL does not immediately charge off loans to borrowers in civil rehabilitation proceedings but classifies them as loans in legal bankruptcy. Also contributing to the decline was a decrease in the number of borrowers with loans from multiple lenders as a result of tightened regulation against aggressive lending by illegal money lenders following amendments to the Moneylending Business Restriction Law and the Contributions Law, which became effective in January 2004. AIFUL expects that these diverging trends will continue until the income levels of its customers recover.

Interest on borrowings. Interest on borrowings increased by ¥764 million, or 4.4%, from ¥17,371 million in the six months ended September 30, 2003 to ¥18,135 million in the six months ended September 30, 2004. This increase reflected an increase in total borrowings, partially offset by a decline in the average interest rate on AIFUL's borrowings from 1.72% for the six months ended September 30, 2003 to 1.69% for the six months ended September 30, 2004. The decline in the average interest rate on AIFUL's borrowings reflected a decline in market rates of interest.

Salaries and other employees' benefits. Salaries and other employees' benefits increased by ¥1,899 million, or 7.9%, from ¥24,163 million in the six months ended September 30, 2003 to ¥26,062 million in the six months ended September 30, 2004. The increase primarily reflected the effects of the acquisition of Wide in June 2004 as a consolidated subsidiary.

Advertising expenses. Advertising expenses increased by ¥989 million, or 9.3%, from ¥10,680 million in the six months ended September 30, 2003 to ¥11,669 million in the six months ended September 30, 2004.

Rental expenses. Rental expenses increased by ¥194 million, or 1.6%, from ¥12,137 million in the six months ended September 30, 2003 to ¥12,331 million in the six months ended September 30, 2004.

Commissions and fees. Commissions and fees increased by ¥1,599 million, or 15.3%, from ¥10,417 million in the six months ended September 30, 2003 to ¥12,016 million in the six months ended September 30, 2004. The increase primarily reflected increased payments of commissions and fees on services provided to AIFUL by third parties.

Depreciation and amortization. Depreciation and amortization increased by ¥4,843 million, or 91.8%, from ¥5,277 million in the six months ended September 30, 2003 to ¥10,120 million in the six months ended September 30, 2004. This increase reflected primarily a ¥3,138 million increase in amortization of goodwill, from ¥692 million in the six months ended September 30, 2003 to ¥3,830 million in the six months ended September 30, 2004. The increase in amortization of goodwill resulted from a one-time amortization during the six months ended September 30, 2004 by AIFUL of goodwill that resulted from the acquisition of Life in March 2001. As a result of a reassessment during the six months ended September 30, 2004 of the likelihood that deferred tax assets of Life arising from tax loss carryforwards that existed as of the date of Life's acquisition would be realized, the valuation allowance against deferred tax assets of Life was reduced. Amortization of goodwill is recorded by AIFUL in the same amount as such reduction of valuation allowance by Life.

Provision for employees' retirement benefits. Provision for employees' retirement benefits increased by ¥357 million, or 114.1%, from ¥313 million in the six months ended September 30, 2003 to ¥670 million in the six months ended September 30, 2004. The increase primarily reflected the effects of the acquisition of Wide in June 2004 as a consolidated subsidiary.

Other expenses. Other expenses increased by ¥2,650 million, or 10.4%, from ¥25,414 million in the six months ended September 30, 2003 to ¥28,064 million in the six months ended September 30, 2004. The increase primarily reflected increased expenses related to office supplies, communications costs and funding-related costs.

Income before income taxes and minority interests

As a result of the foregoing, income before income taxes and minority interests increased by ¥13,397 million, or 28.5%, from ¥47,026 million in the six months ended September 30, 2003 to ¥60,423 million in the six months ended September 30, 2004.

Income taxes

Income taxes increased by ¥8,111 million, or 42.1%, from ¥19,286 million in the six months ended September 30, 2003 to ¥27,397 million in the six months ended September 30, 2004. This increase primarily reflected an increase in income before income taxes and minority interests.

Net income

As a result of the foregoing, net income increased by ¥5,126 million, or 18.6%, from ¥27,589 million in the six months ended September 30, 2003 to ¥32,715 million in the six months ended September 30, 2004.

Comparison of the year ended March 31, 2004 with the year ended March 31, 2003

Income

Total income increased by ¥28,305 million, or 6.3%, from ¥451,168 million in the year ended March 31, 2003 to ¥479,473 million in the year ended March 31, 2004. This increase reflected primarily an increase in interest on loans.

Interest on loans. Interest on loans increased by ¥23,029 million, or 5.7%, from ¥406,484 million in the year ended March 31, 2003 to ¥429,513 million in the year ended March 31, 2004. This increase primarily reflected growth in total loans outstanding. From March 31, 2003 to March 31, 2004, unsecured loans outstanding increased by ¥34,450 million, or 2.4%, secured loans outstanding increased by ¥20,746 million, or 6.4%, and small business loans increased by ¥18,757 million, or 28.7%, respectively. Total loans outstanding increased primarily because of an increase in outstanding loan balance per account of 4.0% from ¥520,000 as of March 31, 2003 to ¥541,000 as of March 31, 2004.

The increase in interest on loans also reflected the consolidation of City's. City's was acquired in October 2002 and made its first full-year contribution to AIFUL's consolidated results in the year ended March 31, 2004. During that period, City's accounted for ¥7,308 million, or 1.7%, of AIFUL's interest on loans.

The increase in interest on loans was partially offset by a declining average interest rate on AIFUL's total loans outstanding. The average interest rate on total loans outstanding decreased from 23.4% for the year ended March 31, 2003 to 23.0% for the year ended March 31, 2004. This decrease was primarily due to a 0.5% decrease in the average interest rate on unsecured loans from 25.2% to 24.7%, reflecting an increased proportion of AIFUL's unsecured loans with reduced rates for the accounts of creditworthy customers.

The total number of loan accounts declined slightly in the year ended March 31, 2004, and the change did not materially affect interest on loans for the period.

Interest on per-item shopping loans. Interest on per-item shopping loans increased by ¥329 million, or 2.2%, from ¥15,179 million in the year ended March 31, 2003 to ¥15,508 million in the year ended March 31, 2004. This increase reflected growth in the number of customer accounts, due primarily to an increase in the number of retailers having credit arrangements with Life. The increase was partially offset by a declining average interest rate on AIFUL's per-item shopping loans outstanding. The average interest rate on per-item shopping loans outstanding decreased from 9.0% for the year ended March 31, 2003 to 8.7% for the year ended March 31, 2004.

Interest on credit card shopping loans. Interest on credit card shopping loans increased by ¥262 million, or 3.3%, from ¥7,878 million in the year ended March 31, 2003 to ¥8,140 million in the year ended March 31, 2004. This increase reflected growth in the number of cardholders due primarily to Life's issuance of joint credit cards and cards linked to popular movies. The increase was partially offset by a declining average interest rate on AIFUL's credit card shopping loans outstanding. The average interest rate on credit card shopping loans outstanding decreased from 12.6% for the year ended March 31, 2003 to 12.4% for the year ended March 31, 2004.

Interest on loan guarantees. Interest on loan guarantees increased by ¥1,429 million, or 34.6%, from ¥4,133 million in the year ended March 31, 2003 to ¥5,562 million in the year ended March 31, 2004. This increase reflected Life's shift to higher margin loan guarantees. Specifically, Life discontinued its housing loan and low-margin bank loan guarantee businesses and refocused on a new guarantee business for banks that targets primarily consumer loans.

Recovery of loans previously charged off. Recovery of loans previously charged off increased by ¥347 million, or 5.4%, from ¥6,431 million in the year ended March 31, 2003 to ¥6,778 million in the year ended March 31, 2004.

Gain on exemption from the pension obligation of the governmental program. In the year ended March 31, 2004, AIFUL recorded a ¥4,026 million gain on exemption from the pension obligation of the governmental program. In accordance with the Defined Benefit Pension Plan Law enacted in April 2002, the Company and certain consolidated subsidiaries applied for an exemption from the obligation to pay benefits for future employee services which would result in the transfer of certain pension obligations and related assets to the government upon approval. Such approval was granted to the Company and certain consolidated subsidiaries by the Ministry of Health, Labor and Welfare on September 25, 2003.

The plan assets related to certain pension obligations described above will be transferred to the government and accounted for in a subsequent period. However, in accordance with Japanese accounting standards, one consolidated subsidiary chose to account for the exemption of certain pension obligations and related plan assets as of the date of approval of exemption. Because approval of exemption was obtained on September 25, 2003, the subsidiary recognized a gain on exemption from future and prior pension obligation of the government program in the amount of ¥4,026 million for the year ended March 31, 2004. See Note 10 of the notes to consolidated financial statements.

Other income. Other income increased by ¥312 million, or 3.3%, from ¥9,348 million in the year ended March 31, 2003 to ¥9,660 million in the year ended March 31, 2004.

Expenses

Total expenses increased by ¥31,944 million, or 9.3%, from ¥343,715 million in the year ended March 31, 2003 to ¥375,659 million in the year ended March 31, 2004. This increase reflected increases in charge-offs and provision for doubtful loans and receivables and other expenses.

Charge-offs and provision for doubtful loans and receivables. Charge-offs and provision for doubtful loans and receivables increased by ¥18,870 million, or 13.6%, from ¥138,479 million in the year ended March 31, 2003 to ¥157,349 million in the year ended March 31, 2004. This increase reflected increases in the amount of total loans outstanding and the amount of AIFUL's non-performing loans. The aggregate amount of AIFUL's loans in legal bankruptcy, non-accrual loans, loans three months past due and restructured loans increased by ¥29,427 million, or 24.4%, from ¥120,399 million as of March 31, 2003 to ¥149,826 million as of March 31, 2004. These increases reflected stagnant personal incomes and an increase in the number of personal bankruptcies in Japan.

Interest on borrowings. Interest on borrowings decreased by ¥623 million, or 1.8%, from ¥35,335 million in the year ended March 31, 2003 to ¥34,712 million in the year ended March 31, 2004. This decrease reflected a decline in the average interest rate on AIFUL's borrowings from 1.78% for the year ended March 31, 2003 to 1.72% for the year ended March 31, 2004, partially offset by an increase in total borrowings. The decline in the average interest rate on AIFUL's borrowings reflected a decline in market rates of interest.

Salaries and other employees' benefits. Salaries and other employees' benefits increased by ¥3,248 million, or 7.2%, from ¥44,828 million in the year ended March 31, 2003 to ¥48,076 million in the year ended March 31, 2004. The increase was primarily due to the effects of the first full year of consolidation of City's in AIFUL's statements of income.

Advertising expenses. Advertising expenses decreased by ¥1,785 million, or 8.2%, from ¥21,748 million in the year ended March 31, 2003 to ¥19,963 million in the year ended March 31, 2004.

This decrease reflected AIFUL voluntarily refraining from running television commercials between 5:00PM and 9:00PM upon agreement with certain other leading Japanese consumer finance companies.

Rental expenses. Rental expenses decreased by ¥827 million, or 3.4%, from ¥24,359 million in the year ended March 31, 2003 to ¥23,532 million in the year ended March 31, 2004.

Commissions and fees. Commissions and fees increased by ¥2,211 million, or 11.5%, from ¥19,291 million in the year ended March 31, 2003 to ¥21,502 million in the year ended March 31, 2004. The increase primarily reflected increased payments of commissions and fees on services provided to AIFUL by third parties.

Depreciation and amortization. Depreciation and amortization increased by ¥5,175 million, or 49.9%, from ¥10,364 million in the year ended March 31, 2003 to ¥15,539 million in the year ended March 31, 2004. This increase reflected primarily a ¥4,566 million increase in amortization of goodwill, from ¥1,048 million in the year ended March 31, 2003 to ¥5,614 million in the year ended March 31, 2004. The increase in amortization of goodwill resulted from a one-time amortization during the year ended March 31, 2004 by AIFUL of goodwill that resulted from the acquisition of Life in March 2001. As a result of a reassessment during the year ended March 31, 2004 of the likelihood that deferred tax assets of Life arising from tax loss carryforwards that existed as of the date of Life's acquisition would be realized, the valuation allowance against deferred tax assets of Life was reduced. Amortization of goodwill is recorded by AIFUL in the same amount as such reduction of valuation allowance by Life.

Provision for employees' retirement benefits. Provision for employees' retirement benefits decreased by ¥2,508 million, or 78.7%, from ¥3,187 million in the year ended March 31, 2003 to ¥679 million in the year ended March 31, 2004. This decrease was primarily due to a recognized actuarial gain of ¥98 million arising from the recovery of the market value of certain assets during the year ended March 31, 2004, as compared to a recognized actuarial loss of ¥1,624 million during the year ended March 31, 2003.

Other expenses. Other expenses increased by ¥8,691 million, or 19.1%, from ¥45,479 million in the year ended March 31, 2003 to ¥54,170 million in the year ended March 31, 2004. This increase primarily reflected a ¥4,106 million loss associated with AIFUL's withdrawal from the auto loan business in the year ended March 31, 2004.

Income before income taxes and minority interests

As a result of the foregoing, income before income taxes and minority interests decreased by ¥3,639 million, or 3.4%, from ¥107,453 million in the year ended March 31, 2003 to ¥103,814 million in the year ended March 31, 2004.

Income taxes

Income taxes decreased by ¥6,410 million, or 13.5%, from ¥47,426 million in the year ended March 31, 2003 to ¥41,016 million in the year ended March 31, 2004. This decrease reflected decreases in income before income taxes and minority interests and in the actual effective tax rate which declined from 44.1% in the year ended March 31, 2003 to 39.5% in the year ended

March 31, 2004, mainly reflecting the increase of deferred tax assets resulting from a ¥10,438 million decrease of valuation allowance against tax loss carryforwards of Life due to a reassessment of Life's future earnings potential based upon internal forecasts.

Net income

As a result of the foregoing, net income increased by ¥2,637 million, or 4.4%, from ¥59,911 million in the year ended March 31, 2003 to ¥62,548 million in the year ended March 31, 2004.

Comparison of the year ended March 31, 2003 with the year ended March 31, 2002

Income

Total income increased by ¥51,154 million, or 12.8%, from ¥400,014 million in the year ended March 31, 2002 to ¥451,168 million in the year ended March 31, 2003. This increase reflected primarily an increase in interest on loans and interest on per-item shopping loans.

Interest on loans. Interest on loans increased by ¥47,166 million, or 13.1%, from ¥359,318 million in the year ended March 31, 2002 to ¥406,484 million in the year ended March 31, 2003. This increase reflected growth in total loans outstanding. From March 31, 2002 to March 31, 2003, unsecured loans outstanding increased by ¥110,762 million, or 8.3%, secured loans outstanding increased ¥46,544 million, or 16.7%, and small business loans increased ¥40,442 million, or 162.8%. Total loans outstanding grew primarily due to increases in the total number of loan accounts and outstanding loan balance per account of 5.5% and 6.1%, respectively, from March 31, 2002 to March 31, 2003.

A portion of the interest on loans reflected the consolidation of City's after its acquisition by the Company in October 2002. During its seven months of consolidation in the year ended March 31, 2003, City's accounted for ¥3,464 million, or 0.9%, of AIFUL's interest on loans. As of March 31, 2003, City's had 29,176 loan accounts.

The increase in interest on loans was partially offset by a declining average interest rate on AIFUL's total loans outstanding. The average interest rate on total loans outstanding decreased from 23.6% for the year ended March 31, 2002 to 23.4% for the year ended March 31, 2003. This decrease was primarily due to a decrease in the average interest rate on unsecured loans, reflecting an increased proportion of AIFUL's unsecured loans carried at reduced rates for the accounts of creditworthy customers.

Interest on per-item shopping loans. Interest on per-item shopping loans increased by ¥4,826 million, or 46.6%, from ¥10,353 million in the year ended March 31, 2002 to ¥15,179 million in the year ended March 31, 2003. This increase reflected growth in the number of customer accounts, due primarily to an increase in the number of retailers having credit arrangements with Life. The increase also reflected an increasing average interest rate on AIFUL's per-item shopping loans outstanding.

Interest on credit card shopping loans. Interest on credit card shopping loans increased by ¥1,136 million, or 16.8%, from ¥6,742 million in the year ended March 31, 2002 to ¥7,878 million in the year ended March 31, 2003. This increase reflected growth in the number of cardholders, resulting from Life's business alliance with Komeri Co., Ltd., an important competitor in the Japanese home center market, and to Life's issuance of credit cards portraying popular musicians

and cartoon characters. The increase was partially offset by a declining average interest rate on AIFUL's credit card shopping loans outstanding.

Interest on loan guarantees. Interest on loan guarantees increased by ¥57 million, or 1.4%, from ¥4,076 million in the year ended March 31, 2002 to ¥4,133 million in the year ended March 31, 2003. This increase reflected an increase in the outstanding balance of loan guarantees.

Recovery of loans previously charged off. Recovery of loans previously charged off increased by ¥716 million, or 12.5%, from ¥5,715 million in the year ended March 31, 2002 to ¥6,431 million in the year ended March 31, 2003.

Other income. Other income increased by ¥191 million, or 2.1%, from ¥9,157 million in the year ended March 31, 2002 to ¥9,348 million in the year ended March 31, 2003.

Expenses

Total expenses increased by ¥5,549 million, or 1.6%, from ¥338,166 million in the year ended March 31, 2002 to ¥343,715 million in the year ended March 31, 2003. This increase reflected significant increases in charge-offs and provision for doubtful loans and receivables and interest on borrowings, partially set off by a significant decrease in loss on write-down of property, plant and equipment.

Charge-offs and provision for doubtful loans and receivables. Charge-offs and provision for doubtful loans and receivables increased by ¥45,903 million, or 49.6%, from ¥92,576 million in the year ended March 31, 2002 to ¥138,479 million in the year ended March 31, 2003. This increase reflected increases in the amount of total loans outstanding and the amount of AIFUL's non-performing loans and a ¥6,400 million accelerated write-off of certain restructured loans. The aggregate amount of AIFUL's loans in legal bankruptcy, non-accrual loans, loans three months past due and restructured loans increased by ¥25,545 million, or 26.9%, from ¥94,854 million as of March 31, 2002 to ¥120,399 million as of March 31, 2003. This increase is attributable to general poor macroeconomic conditions and an increase in the number of personal bankruptcies in Japan.

Interest on borrowings. Interest on borrowings increased by ¥3,638 million, or 11.5%, from ¥31,697 million in the year ended March 31, 2002 to ¥35,335 million in the year ended March 31, 2003. This increase reflected increases in AIFUL's short-term borrowings and long-term debt (including current portion) of ¥16,373 million and ¥144,323 million, respectively, in the year ended March 31, 2003, partially offset by a 0.26% decline in the average interest rate on AIFUL's borrowings. The decline in average interest rate on AIFUL's borrowings reflected a decline in market rates of interest during the period.

Salaries and other employees' benefits. Salaries and other employees' benefits increased by ¥2,594 million, or 6.1%, from ¥42,234 million in the year ended March 31, 2002 to ¥44,828 million in the year ended March 31, 2003. This increase mainly reflected an increase in total number of employees from 5,810 as of March 31, 2002 to 6,123 as of March 31, 2003 due to the acquisition of City's.

Advertising expenses. Advertising expenses decreased by ¥5,098 million, or 19.0%, from ¥26,846 million in the year ended March 31, 2002 to ¥21,748 million in the year ended March 31, 2003.

Rental expenses. Rental expenses increased by ¥1,398 million, or 6.1%, from ¥22,961 million in the year ended March 31, 2002 to ¥24,359 million in the year ended March 31, 2003.

Commissions and fees. Commissions and fees decreased by ¥376 million, or 1.9%, from ¥19,667 million in the year ended March 31, 2002 to ¥19,291 million in the year ended March 31, 2003. The increase primarily reflected decreased payments of commissions and fees on services provided to AIFUL by third parties.

Depreciation and amortization. Depreciation and amortization decreased by ¥8,905 million, or 46.2%, from ¥19,269 million in the year ended March 31, 2002 to ¥10,364 million in the year ended March 31, 2003. This decrease reflected primarily a ¥8,082 million decrease in amortization of goodwill, from ¥9,130 million in the year ended March 31, 2002 to ¥1,048 million in the year ended March 31, 2003. AIFUL recorded a one-time amortization during the year ended March 31, 2003 of goodwill that resulted from the acquisition of Life in March 2001. Amortization of goodwill is recorded by AIFUL in the same amount as the reduction of valuation allowance against deferred tax assets by Life as a result of a reassessment during the year ended March 31, 2003 of the likelihood that deferred tax assets of Life arising from tax loss carryforwards that existed as of the date of Life's acquisition would be realized.

Loss on write-down of property, plant and equipment. In the year ended March 31, 2002, AIFUL incurred a ¥31,241 million loss on write-down of property, plant and equipment in connection with the sale of property to Marutoh KK, a real estate subsidiary. This property consisted principally of rental properties. In the year ended March 31, 2003, loss on write-down of property, plant and equipment decreased by ¥30,700 million to ¥541 million.

Provision for employees' retirement benefits. Provision for employees' retirement benefits increased by ¥1,834 million, or 135.6%, from ¥1,353 million in the year ended March 31, 2002 to ¥3,187 million in the year ended March 31, 2003. This increase reflected primarily an increase in the number of employees in the year ended March 31, 2003.

Other expenses. Other expenses decreased by ¥494 million, or 1.1%, from ¥45,973 million in the year ended March 31, 2002 to ¥45,479 million in the year ended March 31, 2003.

Income before income taxes and minority interests

As a result of the foregoing, income before income taxes and minority interests increased by ¥45,605 million, or 73.7%, from ¥61,848 million in the year ended March 31, 2002 to ¥107,453 million in the year ended March 31, 2003.

Income taxes

Income taxes increased by ¥20,041 million, or 73.2%, from ¥27,385 million in the year ended March 31, 2002 to ¥47,426 million in the year ended March 31, 2003. This increase reflected a ¥45,605 million increase in income before income taxes and minority interests in the year ended March 31, 2003, partially offset by a 0.2% decline in the actual effective tax rate in the same period.

Net income

As a result of the foregoing, net income increased by ¥24,847 million, or 70.9%, from ¥35,064 million in the year ended March 31, 2002 to ¥59,911 million in the year ended March 31, 2003.

Liquidity and capital resources

Capital requirements

AIFUL requires significant capital for the repayment of its debt, primarily bank loans, bonds, medium-term notes, commercial paper, asset-backed securities and asset-backed loans. As AIFUL's borrowings have increased in recent periods, capital requirements for repayment of debt have also increased. From the year ended March 31, 2002 to the year ended March 31, 2004, repayments of long-term debt increased from ¥426,105 million to ¥605,610 million. Repayment of debt will continue to be a significant capital requirement in the current and future periods. The table below sets forth the aggregate annual maturities of AIFUL's long-term debt as of March 31, 2004:

Year ending March 31,	(Millions of yen)
2005	¥ 498,204
2006	403,477
2007	267,230
2008	140,576
2009	65,817
2010 and thereafter	76,473
Total (including current portion)	¥1,451,777

AIFUL also requires significant capital to finance growth in loans. Loans increased by ¥116,158 million in the year ended March 31, 2004 from ¥1,670,782 million as of March 31, 2003 to ¥1,786,940 million as of March 31, 2004. Since peaking at ¥259,962 million in the year ended March 31, 2001, growth in loans has declined in each succeeding year. In the six months ended September 30, 2004, loans increased ¥133,042 million.

Operating expenses and income taxes require additional cash outlays. Cash outlays for operating expenses include interest on short-term borrowings and long-term debt and other operating expenses, such as salaries and other employees' benefits, advertising expenses, rental expenses and commissions and fees. Income taxes also require significant cash outlays. AIFUL expects the amount of funds required for operating expenses and income taxes to fluctuate generally with the growth of its business and earnings, although a variety of factors may affect the level of funds required in any particular year.

AIFUL also requires funds for purchases of property and equipment, particularly in connection with the opening or renovating of loan offices and the purchase of computer facilities, proprietary ATMs and other equipment. AIFUL meets a portion of these requirements through office leases and equipment lease arrangements and a portion through capital expenditures. AIFUL expects the amount of these required funds to fluctuate generally with the growth of its business and earnings, although a variety of factors may affect the level of funds required in any particular year.

AIFUL has also required significant capital for acquisitions in recent periods. Most significantly, in connection with the acquisition of Life in March 2001, the Company invested cash in the amount of ¥102,004 million for newly-issued shares of Life's common stock. At the same time, the Company loaned to Life ¥78,000 million in cash and Life obtained ¥273,000 million in bridge financing, which was subsequently refinanced through asset backed financing originated by Life.

More recently, the Company acquired 42.2% of the outstanding shares of City's in October 2002 and 100% of the outstanding shares of Wide in June 2004. The Company used cash for the acquisitions in the amount of ¥7,384 million and ¥16,840 million, respectively.

AIFUL continually reviews opportunities for acquisitions and strategic investments, and may require substantial additional capital if it determines to proceed with one or more sizable transactions in the future.

Sources of capital and liquidity

AIFUL derives the funds it requires for its operations and debt service principally from cash flow from operations and through short-term borrowings and long-term debt. Short-term borrowings are comprised of commercial paper, loans from banks and other financial institutions and borrowings from other sources, such as leasing and factoring companies. Long-term debt is comprised of loans from banks and other financial institutions, syndicated loans, debt securities and debt from other sources, such as leasing and factoring companies. The Company also has generated funds through the issuance of its common stock.

The following table sets forth the amounts of AIFUL's short-term borrowings and long-term debt by type as of March 31, 2003 and 2004 and September 30, 2004:

	As of March 31,		As of September 30,
	2003	2004	2004
	(Millions of yen)		
Short-Term Borrowings:			
Commercial paper	¥ 13,500	¥ 5,000	¥ 10,000
Loans from banks and other financial institutions	23,600	16,700	26,000
Other (principally from leasing and factoring companies)	31,765	40,335	41,925
Total short-term borrowings	68,865	62,035	77,925
Long-term debt:			
Loans from banks and other financial institutions	755,546	772,860	903,790
Syndicated loans	86,835	104,878	107,229
Straight bonds	429,000	432,000	432,000
Medium-term notes	23,000	23,000	23,000
Other (principally from leasing and factoring companies)	141,723	119,039	113,173
Total long-term debt (including current portion)	1,436,104	1,451,777	1,579,192
Total borrowings	¥1,504,969	¥1,513,812	¥1,657,117

AIFUL also maintains committed asset-related credit facilities and other liquidity arrangements in the amount of ¥280,000 million as a source of liquidity. As of September 30, 2004, the Company and Life had in place facilities and other arrangements of ¥230,000 million and ¥50,000 million, respectively. AIFUL currently does not have any outstanding balances on these commitment lines. AIFUL may lose access to a significant portion of credit under these arrangements in the event that it fails to maintain its credit ratings at or above specified thresholds.

AIFUL has obtained capital from various sources for acquisitions in recent periods. In connection with the acquisition of Life, the Company obtained a syndicated loan in the amount of ¥70,000

million and arranged an asset backed securities financing in the amount of ¥39,000 million. The ¥70,000 million syndicated loan was secured by consumer finance loan receivables of the Company. The syndicated loan has been repaid as of September 30, 2004. In order to effect the ¥39,000 million asset backed securities financing, the Company transferred approximately ¥50,000 million of its secured loan receivables and ¥192 million in cash to a trust in March 2001. The Company then sold its beneficial interest in the trust for proceeds of ¥39,000 million.

The variety of the capital sources utilized by AIFUL reflects its policy to maintain a diversified group of funding sources. The principal objective in diversification has been to attempt to ensure the continuing availability of credit to continue operating its business. The Company's management believes these sources of funding, when coupled with cash generated by operations, are adequate to meet its current cash requirements.

As of March 31, 2004, AIFUL had pledged assets with an aggregate value of ¥809,104 million as collateral for loans with an aggregate value of ¥625,676 million. Of the aggregate value of the pledged assets, ¥760,545 million consisted of loans. An additional ¥168,234 million is subject to the provision of collateral upon the occurrence of any event which in the judgment of the lender is necessary to ensure repayment.

The Company has also raised capital through issues of its common stock in the past. From April 1, 1994 to April 1998, the Company made four issuances of its common stock for aggregate gross proceeds of ¥77,480 million. Most recently, in August 2001, the Company raised gross proceeds of ¥87,048 million through a public offering in Japan and concurrent private placement of its common stock overseas. The Company used the net proceeds of the foregoing issues for repayment of a portion of the indebtedness incurred in the acquisition of Life and to provide funds for loans to customers.

Off balance sheet arrangements

As part of its strategy to maintain a diversified group of funding sources, AIFUL utilizes off balance sheet securitization programs. As of March 31, 2003 and 2004, AIFUL's receivables portfolio included ¥250,936 million and ¥213,981 million of securitized loans, respectively. AIFUL expects to continue to utilize off balance sheet securitizations, depending on market demand and the costs of alternative sources of capital.

AIFUL retains credit risk with respect to the securitized loans due to requirements to replace non-performing loans in the securitized pool under certain circumstances. AIFUL continues to bear credit risk also because it is typically required to purchase, directly or indirectly, the subordinated portion of the securitized assets.

AIFUL employs the same risk management policies with respect to securitized loans as it does with loans carried on its balance sheet. In AIFUL's past experience, there has been no material difference between the performance of securitized loans and that of the loans carried on its balance sheet.

Risk management

AIFUL's primary risk exposures are to interest rate fluctuations and to unexpected high rates of default of AIFUL's borrowers. The Risk Management Committee, which is part of the Corporate Planning Headquarters, is charged with overseeing AIFUL's risk controls with respect to these and other risks.

Interest rate risk

Interest rate risk is the risk that AIFUL may incur increasing interest expense as a result of rising market interest rates. Increases in market interest rates increase AIFUL's expenses and reduce its profit margins. The potential adverse effect of rising interest rates on Company's profit margins is exacerbated by laws and regulations that prohibit AIFUL from raising the rates of interest it charges on loans above 29.2%.

AIFUL manages interest rate risk primarily by entering into interest rate swap and interest rate cap transactions to reduce its level of exposure to interest rate fluctuations. See "—Liquidity and capital resources—Sources of capital and liquidity". For more details regarding AIFUL's use of and accounting for such transactions, see also Note 15 to the audited consolidated financial statements included in this Offering Circular. These transactions do not, however, reduce interest rate risk to zero, and the Finance Department of the Company monitors and manages these financial exposures, and reports the status of such monitoring and management to the Risk Management Committee, as an integral part of its overall risk management program.

Credit risk

Credit risk is the risk that AIFUL's borrowers may default on the payment of principal and interest when due. As of March 31, 2004, 1.6% of AIFUL's loans were in legal bankruptcy, 2.9% consisted of non-accrual loans, 1.0% consisted of loans past due three months or more as to principal or interest payments and 2.8% were restructured loans, excluding off balance sheet loans. For more details regarding AIFUL's loans, see Note 4 of the notes to consolidated financial statements.

AIFUL manages credit risk by assessing the credit risk of each of its borrowers and by monitoring those borrowers that it determines fall below a certain standard. In addition, AIFUL monitors the mix of its loan portfolio by categorizing and diversifying its loans by borrower credit rating group in order to manage its risk of credit concentration. In addition to management of individual borrowers, AIFUL performs periodic quantitative management of the credit risk of its overall loan portfolio.

Business

AIFUL currently holds a leading position in the Japanese consumer credit market with over ¥2,040 billion in outstanding loans, 3,744 thousand outstanding loan accounts, 11,511 thousand credit card accounts and 780 thousand per-item shopping loan accounts as of September 30, 2004, including off-balance sheet loans, respectively.

AIFUL's core business is its loan business, which comprises unsecured and, to a lesser extent, secured loans to individuals and small business owners. AIFUL also engages in the credit card business (including credit card shopping loans and cashing loans), the per-item shopping loan business and the loan guarantee business. AIFUL ranked among the top Japanese consumer finance companies in terms of operating revenues for the year ended March 31, 2004. As of September 30, 2004, the Company was one of the largest lenders in the Japanese consumer finance industry in terms of total loans outstanding. AIFUL seeks to become a comprehensive retail financial services institution and expand its position in the Japanese consumer finance market.

AIFUL engages in the consumer finance business primarily through the Company. Life, acquired by the Company in 2001, engages in the credit card shopping loan business, the per-item shopping loan business, the credit card cashing loan business and the loan guarantee business.

The Company's head office is located at 381-1, Takasago-cho, Gojo-Agaru, Karasumadori, Shimogyo-ku, Kyoto, Japan, and its telephone number is +81 (75) 201-2000.

History

In 1967, President Yoshitaka Fukuda founded the Company's predecessor in Kyoto to provide loans to individuals. The firm was incorporated as Marutaka Co., Ltd. in 1978, and began serving the Kita-Kyushu and Kyoto areas of Japan. In 1982, Marutaka changed its name to AIFUL Corporation and the Company has since expanded its activities throughout Japan.

In March 1995, the Company introduced its first "Ojidosan" machine. Ojidosan machines are semi-automated loan-contracting machines which enable consumers to apply for and obtain new loan accounts and loan cards, known as "AIFUL Cards". Ojidosan machines currently employ interactive audiovisual links with a remote operator in one of the Company's two regional processing centers, which have helped the Company to expand significantly its customer base. Ojidosan machines allow consumers to open new loan accounts in privacy in as little as 30 minutes. As of September 30, 2004, the Company maintained 1,554 Ojidosan machines.

In July 1997, the Company made an initial public offering of its Shares, which were registered with the Japan Securities Dealers Association for trading in the Japanese OTC market. In October 1998, the Company listed its Shares on the Second Sections of the TSE and the OSE and on the Kyoto Stock Exchange, which subsequently merged into the OSE. In March 2000, the Company's Shares were promoted to the First Sections of the TSE and the OSE.

In March 2001, the Company acquired 100% of the shares of Life (4.1% of which were subsequently transferred to third parties), a major Japanese consumer credit company and currently the Company's largest subsidiary. The acquisition of Life enabled AIFUL to move into the credit card business and the per-item shopping loan business. It also strengthened AIFUL's loan guarantee business, expanded AIFUL's traditional consumer finance business and improved AIFUL's loan portfolio. AIFUL believes the acquisition represented an important step in AIFUL's goal of becoming a comprehensive retail financial services institution.

In January 2001, the Company and the Sumitomo Trust & Banking Corporation established a joint venture, Businext Corporation ("Businext"). Businext provides small business loans to medium-risk borrowers. Businext is a consolidated subsidiary of the Company.

In June 2002, the Company acquired a license from MasterCard International Incorporated under which the Company issues AIFUL MasterCards to customers.

In October 2002, the Company acquired City's. City's extends small business loans to high-risk borrowers.

In March 2004, the Company acquired New Frontier Partners (then Kokusai Capital Co., Ltd.), a venture capital company, as part of AIFUL's strategy to enhance its product line as a comprehensive retail financial services institution.

In April 2004, the Company's consolidated subsidiaries Happy Credit Corporation ("Happy Credit"), Sinwa Co., Ltd. ("Sinwa") and Sanyo Shinpan Co., Ltd. ("Sanyo Shinpan") merged to form Tryto Corporation ("Tryto"). Tryto, which engages in the consumer finance business is a consolidated subsidiary of the Company.

Also in April 2004, the Company executed a sponsorship agreement with TCM Corporation ("TCM"), a consumer finance company under corporate reorganization proceedings, and agreed to second one of its executives as business administrator and provide additional capital investment or other reasonable support.

In June 2004, the Company acquired Wide, a company engaged in consumer finance. Through such acquisitions, AIFUL has increased the amount of its loans outstanding and the number of its loan accounts.

The Japanese consumer credit industry

General

The Japanese consumer credit industry can be divided broadly into consumer loans and other consumer credit. Consumer credit is provided by traditional consumer finance companies and other financial institutions including banks, credit card companies and installment sales finance companies. Most traditional consumer finance companies specialize mainly in small, unsecured, unguaranteed and spot loans to consumers. Banks specialize mainly in secured or guaranteed loans to small business owners.

Total credit outstanding in the Japanese consumer credit industry totaled approximately ¥60.7 trillion as of December 31, 2002, a 4.4% decrease compared to December 31, 2001, while total credit extended in the industry exceeded ¥72.8 trillion in calendar year 2002, a 1.7% decrease over calendar year 2001. Unless otherwise described, data set forth in this section on the Japanese consumer credit industry has been provided by the Japan Consumer Credit Industry Association.

Consumer loans

Consumer loan providers include traditional consumer finance companies as well as other financial institutions. Consumer loan providers make unsecured and secured loans to individuals and small business owners.

Traditional consumer finance companies

Traditional consumer finance companies specialize in extending limited credit rapidly with a minimum of documentation. Loans by these companies bear interest at relatively high rates. Lending by traditional consumer finance companies, including the Company and Life, has tripled over the past decade, with consumer loans outstanding reaching ¥10.2 trillion as of December 31, 2002, a 5.6% increase compared to December 31, 2001. In addition, traditional consumer finance companies extended over ¥10.1 trillion in consumer loans in calendar year 2002, a 4.1% decrease over calendar year 2001. A few major companies hold the majority of outstanding consumer loans while the remainder of the market is shared by smaller lenders.

Other consumer credit

Other consumer credit includes credit card shopping loans, per-item shopping loans, credit card cashing loans and loan card cashing loans. AIFUL participates in each of these segments, primarily through its subsidiary Life.

According to the Japan Credit Card Business Association, credit card penetration in Japan is relatively high, with between approximately two and three cards per capita. However, credit cards account for only about 8.7% of all consumer spending in Japan as compared to 23.9% in the United States.

Although a number of cultural and structural factors have retarded the growth of credit card sales in Japan, AIFUL believes Japanese consumers have already begun to and will increasingly rely on credit cards as these cultural and structural barriers are overcome.

AIFUL expects the number of major credit card companies in Japan will decline in the coming years primarily as a result of consolidation in the industry.

Credit card shopping loans

Credit card shopping loans are generated from credit card purchases of goods and services from third-party member merchants. Interest is charged on the principal amount of the purchase if made on a revolving repayment basis. The credit card issuer also receives a transaction fee from the merchant based on the transaction amount. The outstanding amount of credit card shopping loans in Japan exceeded ¥3.5 trillion as of December 31, 2002, a 6.0% increase compared to December 31, 2001, while over ¥24.6 trillion in such credit was extended in calendar year 2002, a 6.0% increase over calendar year 2001.

Per-item shopping loans

Per-item shopping loans, sometimes called shopping loans or shopping installment loans, are loans to purchase goods and services from third-party member merchants. The merchant prepares the loan documentation and may also administer the loan on behalf of the lender. Except for automobile loans, these loans are generally unsecured. Interest is charged on the principal amount of the loan extended. The lender also receives a transaction fee from the merchant and the consumer based on the transaction amount. Outstanding shopping loans in Japan exceeded ¥11.2 trillion as of December 31, 2002, a 6.1% decrease compared to December 31, 2001, while over ¥11.6 trillion in such loans were extended in calendar year 2002, a 4.6% decrease over calendar year 2001.

Credit card cashing loans

Credit card cashing loans are cash advances to credit cards holders. These loans are generally disbursed at ATMs. Outstanding credit card cashing loans in Japan exceeded ¥3.2 trillion as of December 31, 2002, a 5.3% increase compared to December 31, 2001, while over ¥7.5 trillion in such loans were extended in calendar year 2002, a 1.6% increase over calendar year 2001.

Consumer trends

In the last fifteen years, the aggregate amount of loans extended by consumer finance companies has grown at a faster rate than that of the consumer credit market overall. According to a survey by the Japan Consumer Credit Industry Association, the amount extended by consumer finance companies to consumers increased from ¥3,296 billion in calendar 1989 to ¥10,192 billion in calendar 2002. However, growth in recent years in the aggregate amount of loans extended by consumer finance companies has slowed, including a decrease of 4.1% in calendar 2002 over the previous calendar year. Japanese consumers, who traditionally financed purchases from savings, have increasingly borrowed from consumer finance companies to finance purchases. In addition, Japanese consumers increasingly use consumer financing for non-durable consumer goods.

Business strengths

AIFUL believes that its key strengths are the diversity of its products, its asset risk management systems and its financial management skill.

Diversification of products

AIFUL expects that the competitive environment of the consumer finance industry will continue to change. While the industry has generally experienced stable growth in the unsecured consumer loan market, which is volume-intensive product marketed to a broad customer base, AIFUL anticipates that growth in this market will slow in the mid- to long-term as competitive pressures arising from an overall maturation of the market, as well as a decline in the size of the younger segment of the population, which forms the core customer base for this market.

In the face of such an environment, AIFUL has continued its product diversification efforts as a key component in maintaining stable growth and profitability. As of March 31, 2000, the Company's unsecured loans, secured loans and small business loans accounted for 80.8%, 18.1% and 1.0%, respectively, of AIFUL's outstanding loans and receivables. However, as of March 31, 2004, the proportion of the Company's unsecured loans, secured loans and small business loans accounted for 47.2%, 15.0% and 1.2%, respectively, of AIFUL's loans and receivables, Life's loans and receivables accounted for 30.2% of AIFUL's loans and receivables and those of subsidiaries other than Life accounted for approximately 5.1% of AIFUL's loans and receivables.

AIFUL's product diversification efforts have also contributed to its ability to spread out credit risk. For example, during the fiscal year ended in March 2004, the Company's unsecured loans had a charge-off ratio of 7.7%, while this ratio was 1.9% for secured loans and 5.6% for the credit card receivables of Life.

Asset risk management systems

The Company has developed, on the basis of its lending experience, a computerized scoring-based credit evaluation system, which takes into account numerous factors relevant to the credit evaluation of prospective customers, including each customer's borrowings from other companies, occupation, years employed, income level, marital status, age and credit history. The Company's scoring system assigns one of thirteen rating categories to an applicant. On the basis of this category, the maximum possible principal amount as well as a range of interest rates for the loan is determined and the extendable amount and interest rate are determined within this limit and range.

Based on empirical data gathered from the Company's substantial experience in lending to the unsecured loan market, the Company has also developed a scoring methodology for self-employed borrowers, which supports the Company's business of small business loans. Furthermore, this sophisticated database has enabled the Company to build a high-quality loan asset portfolio, which has contributed to the peaking-out of non-consolidated bad loans as well as diversified the loan portfolio in fiscal year ended March 2004.

Financial management skill

AIFUL believes that one of its key strengths is its financial management skill. AIFUL currently manages interest rate risk by entering into interest rate swap agreements and purchasing interest rate caps. As of September 30, 2004, approximately 76% of total borrowings were hedged or otherwise accrued interest at a fixed rate. AIFUL seeks to prepare for greater competition in the future by continuing to create a cost-efficient financial structure that can withstand higher borrowing costs.

Another aspect of AIFUL's financial management skill is its utilization of diverse funding sources. In addition to borrowing through syndicated loans from a variety of domestic and international lenders, AIFUL continues to actively pursue opportunities for further diversification of its funding sources. For example, AIFUL has established a euro medium-term note program, from which ¥29 billion of notes have been issued to date. Securitization of its receivables is another source of liquidity for AIFUL.

Business strategy

To achieve further growth, AIFUL has implemented its comprehensive financial services strategy, which aims to position AIFUL as a leading provider of broad based, comprehensive retail consumer financing to its individual customers. The key elements of this strategy include further expansion of the business portfolio, strengthening of the credit card business, and reorganization of the group through mergers and acquisitions.

Continue to expand the business portfolio

In light of the slowdown of growth of and the intense competition in the consumer finance market in Japan, AIFUL intends to continue to expand its product line-up and customer acquisition channels in order to target the wider consumer credit market, which according to the Japan Consumer Credit Industry Association, reached ¥61 trillion during the year ended December 31, 2002.

In the fiscal year ended March 31, 2004, some major competitors of AIFUL, reported double-digit profit declines, while AIFUL reported both higher revenue and profit, attributable in part to the earnings contributions of group companies like Life and City's.

Strengthen the credit card business

Since the credit card business of Life is a pivotal element of AIFUL's comprehensive financial services strategy, AIFUL intends to focus its group resources on the Life credit card business. Life's credit card offerings include both its proprietary Life Card as well as joint cards with large retailers. AIFUL believes that joint cards are able to attract a broader range of customers and raise awareness of the Life brand by linking it to the brands of prominent partner companies. AIFUL intends to continue its efforts to enlarge its credit card customer base by forming ties with additional joint card partners as well as maintaining strong ties with existing partners.

Growth through strategic acquisitions

In recent years, AIFUL has acquired a number of companies to enlarge its business portfolio. AIFUL intends to continue expanding its business through strategic acquisitions of businesses with quality product and customer portfolios. Based on its experience in acquiring and integrating Life into the AIFUL group, AIFUL intends to continue its efforts to realize post-acquisition synergies while not adversely affecting its credit rating.

Credit portfolio

The balances of and income from AIFUL's credit portfolio consisted of the following as of the dates and for the periods indicated. Unless otherwise indicated, figures for loans and installment accounts receivable outstanding in the following discussion refer to loans and installment accounts receivable including off-balance sheet securitized loans and installment accounts receivable.

	March 31,			September 30,	
	2002	2003	2004	2003	2004
	(Millions of yen)				
Portfolio Balances:					
Loans	¥1,635,954	¥1,833,702	¥1,907,655	¥1,871,545	¥2,039,726
Installment accounts receivable	210,306	235,873	247,551	240,612	262,150
Credit card shopping loans	61,687	64,117	71,528	68,962	74,636
Per-item shopping loans	148,592	171,755	176,022	171,649	187,514
Loan guarantees	140,143	128,745	133,610	131,286	135,773
Portfolio Income:					
Interest on loans	¥ 359,318	¥ 406,484	¥ 429,513	¥ 213,239	¥ 231,373
Interest on credit card shopping loans	6,742	7,878	8,140	3,963	4,274
Interest on per-item shopping loans	10,353	15,179	15,508	8,018	8,282
Interest on loan guarantees	4,076	4,133	5,562	2,585	3,356

Loans

The core of AIFUL's operations is its loan business, which comprises unsecured and, to a lesser extent, secured loans to individuals and small business owners. Total outstanding loans as of March 31, 2004 and September 30, 2004 were ¥1,907,655 million and ¥2,039,726 million, respectively. Interest on loans for the year ended March 31, 2004 and the six months ended September 30, 2004 was ¥429,513 million and ¥231,373 million, respectively.

AIFUL engages in the loan business primarily through the Company. Loans by the Company constituted 76.1% and 71.5% of AIFUL's outstanding loans balance as of March 31, 2004 and September 30, 2004, respectively. Interest income from loans by the Company constituted 76.1% and 71.4% of AIFUL's loan revenues for the year ended March 31, 2004 and the six months ended September 30, 2004, respectively. AIFUL also engages in the loan business through Life, Tryto, Businext, City's and Wide.

The table below sets forth, as of and for the dates indicated, the aggregate outstanding balance of and income from interest on loans to customers of AIFUL and the Company.

	March 31,			September 30,	
	2002	2003	2004	2003	2004
	(Millions of yen)				
Loans Outstanding:					
AIFUL					
Unsecured loans	¥1,332,218	¥1,442,980	¥1,477,430	¥1,460,264	¥1,590,256
Secured loans	278,893	325,437	346,183	338,756	348,178
Small business loans	24,843	65,285	84,042	72,525	101,292
Total	¥1,635,954	¥1,833,702	¥1,907,655	¥1,871,545	¥2,039,726
Company(1)					
Unsecured loans	¥1,019,293	¥1,068,151	¥1,081,058	¥1,074,563	¥1,085,579
Secured loans	277,671	322,840	342,637	335,743	343,561
Small business loans	16,726	22,349	27,943	25,464	30,170
Total	¥1,313,690	¥1,413,340	¥1,451,638	¥1,435,770	¥1,459,310
Interest Income:					
AIFUL					
Unsecured loans	¥ 311,911	¥ 348,887	¥ 358,142	¥ 178,453	¥ 193,309
Secured loans	43,150	47,650	55,022	27,075	27,995
Small business loans	4,257	9,945	16,348	7,710	10,067
Total	¥ 359,318	¥ 406,484	¥ 429,513	¥ 213,239	¥ 231,373
Company(1)					
Unsecured loans	¥ 249,089	¥ 263,262	¥ 265,959	¥ 133,025	¥ 133,668
Secured loans	43,054	47,483	54,663	26,916	27,740
Small business loans	3,891	4,854	6,355	2,988	3,676
Total	¥ 296,034	¥ 315,600	¥ 326,979	¥ 162,931	¥ 165,085

Note:

(1) As of the dates indicated, the Company did not have off-balance sheet securitized loans.

Unsecured loans

Unsecured loans are the most important part of AIFUL's business. Unsecured loans are consumer loans to individuals, not supported by collateral or any third-party guarantee. Loans extended through credit card cash advances and loan card cash advances are included in this segment. Credit limits per customer are generally ¥500,000 or 10% of a customer's yearly income up to ¥3 million. The current interest rates on AIFUL's unsecured loans generally range from 18.00% to 28.835% per annum.

Outstanding unsecured loans constituted 77.4% and 78.0% of AIFUL's aggregate loan balance as of March 31, 2004 and September 30, 2004, respectively. Interest income from unsecured loans constituted 83.4% and 83.5% of AIFUL's interest income from loans for the year ended March 31, 2004 and the six months ended September 30, 2004, respectively. AIFUL anticipates a gradual reduction in the proportion of the balance of unsecured loans to its total lending portfolio.

AIFUL engages in the unsecured loan business primarily through the Company. Total outstanding unsecured loans by the Company constituted 73.2% and 68.3% of AIFUL's outstanding unsecured loans balance as of March 31, 2004 and September 30, 2004, respectively. Interest income from unsecured loans by the Company constituted 74.3% and 69.1% of AIFUL's interest income from unsecured loans for the year ended March 31, 2004 and the six months ended September 30, 2004, respectively. Life, through its Cash Plaza and credit card cash advance operations, and Tryto and Wide also engage in this business.

Secured loans

AIFUL makes secured loans, mainly to individuals who provide home mortgages as collateral. In limited cases, AIFUL makes secured loans to corporations that provide real estate as collateral. Almost half of AIFUL's secured loans are secured by first mortgages. Credit limits are subject to an evaluation of the collateral, creditworthiness of the borrower and internal approval. AIFUL is seeking to increase the proportion of secured loans to individual customers as a proportion of its total lending portfolio. The current interest rates on AIFUL's secured loans generally range from 8.00% to 24.50% per annum, although most of these loans in terms of outstanding balance bear interest at rates between 18.00% and 24.50%.

Outstanding secured loans comprised approximately 18.1% and 17.1% of AIFUL's total outstanding loans as of March 31, 2004 and September 30, 2004. Interest income from secured loans constituted 12.8% and 12.1% of AIFUL's interest income from loans for the year ended March 31, 2004 and the six months ended September 30, 2004, respectively. AIFUL believes the market for secured loans has significant growth potential and AIFUL's outstanding balance of and revenues from secured loans have been growing in recent periods, with the balance as of March 31, 2004 increasing 6.4% from the previous fiscal year, and revenues for the year ended March 31, 2004 increasing 15.5% from the previous fiscal year.

AIFUL's secured lending business is conducted primarily through the Company. Total outstanding secured loans by the Company constituted 99.0% and 98.7% of AIFUL's outstanding secured loans balance as of March 31, 2004 and September 30, 2004, respectively. Interest income from secured loans by the Company constituted 99.3% and 99.1% of AIFUL's interest income from secured loans for the year ended March 31, 2004 and the six months ended September 30, 2004, respectively. Recently, Life, Businext, City's and Tryto have begun engaging in this business on a trial basis, targeting customer segments different from those targeted by the Company.

Small business loans

Small business loans, while limited in amounts, are a rapidly expanding part of AIFUL's business. Small business loans comprise loans of up to ¥15 million per customer to individuals who are self-employed small business owners and small companies. Interest rates on AIFUL's small business loans generally range from 8.00% to 29.00% per annum. The maximum amount of small business loans offered by AIFUL's subsidiaries varies. As of September 30, 2004, the maximum amounts for such loans offered by the Company, Businext and City's were ¥4 million, ¥10 million and ¥15 million, respectively.

Outstanding small business loans constituted 4.4% and 5.0% of AIFUL's total outstanding loans as of March 31, 2004 and September 30, 2004, respectively. Interest income from small business loans constituted 3.8% and 4.4% of AIFUL's interest income from loans for the year ended March 31, 2004 and the six months ended September 30, 2004, respectively. Although small business loans are only a small portion of AIFUL's business, AIFUL believes the market for small business loans has significant growth potential. AIFUL's outstanding balance of and revenues from small business loans have been growing in recent periods, with the balance as of March 31, 2004 increasing 28.7% from the previous year and revenues increasing 64.4% from the previous fiscal year.

AIFUL's small business lending is conducted through the Company, Businext and City's. Loans by the Company constituted 33.2% and 29.8% of AIFUL's outstanding small business loans as of March 31, 2004 and September 30, 2004, respectively. The Company generated 38.9% and 36.5% of AIFUL's interest income from small business loans for the year ended March 31, 2004 and the six months ended September 30, 2004, respectively.

Businext lends to the medium-risk segment, while City's lends to the high-risk segment. AIFUL believes these markets may offer opportunities for growth, particularly since Japanese commercial banks have, in AIFUL's opinion, largely ignored these markets. Businext currently rejects approximately 70% of loan applications. Although some of these rejected applications are subsequently referred to City's, AIFUL believes there is additional room for cooperation between these subsidiaries.

Loan customers

Loan customers represent a broad range of the Japanese population. The geographical concentrations of outstanding loans generally tend to correspond to concentrations of working adults in Japan. While approximately 64.1% of AIFUL's and 68.9% of the Company's unsecured loan customers as of March 31, 2004 were men, loan customers are not clustered in any single age group, industry or income level.

Customers who borrow from consumer finance companies can generally be described as persons who value the following:

- readily available credit, including due to convenient locations, extended business hours and a rapid credit assessment requiring only a short interview and presentation of documents normally in one's possession;
- rapid access to cash once credit approval is granted, which is often important in a cash-oriented society like Japan, where personal checking accounts are generally unavailable;

- a general absence of restrictions on the use of borrowed funds and flexible repayment terms;
- transaction privacy; and
- a wide variety of consumer-oriented and innovative products and customer services.

The table below sets forth, for the periods indicated, the aggregate numbers of new loan customer accounts of AIFUL and the Company.

	Year ended March 31,			Six months ended September 30,	
	2002	2003	2004	2003	2004
	(Thousands)				
New Loan Customer Accounts:					
AIFUL					
Unsecured	598	548	461	232	263
Secured	27	27	24	12	12
Small business	11	18	25	12	14
Total	637	594	511	257	290
Company					
Unsecured	462	405	355	182	177
Secured	27	27	24	12	11
Small business	6	7	8	4	4
Total	496	440	388	199	193

In recent periods, leading Japanese consumer finance companies have seen a steady decline in the number of new loan customers. Reasons for this decline include the following: (i) economic uncertainty leading to a reduced demand for loans; (ii) negative press coverage and media reports with respect to Japanese consumer finance companies; and (iii) an increase in new sources of consumer loans, including from credit card companies and consumer finance companies affiliated with commercial banks.

The table below sets forth, as of the dates indicated, the number of loan customer accounts with outstanding loan balances of AIFUL and the Company.

	Year ended March 31,			Six months ended September 30,	
	2002	2003	2004	2003	2004
	(Thousands)				
Customer Accounts with Outstanding Loan Balances:					
AIFUL					
Unsecured	3,241	3,389	3,366	3,378	3,580
Secured	75	87	94	91	96
Small business	19	45	59	51	67
Total	3,336	3,521	3,520	3,521	3,744
Company					
Unsecured	2,155	2,180	2,131	2,159	2,113
Secured	75	87	93	91	96
Small business	13	17	21	19	23
Total	2,244	2,284	2,246	2,269	2,232

Some AIFUL loan customers maintain accounts with two or more lenders included in AIFUL.

The table below sets forth, as of the dates indicated, the average balance per account of unsecured, secured and small business loans receivable as well as the average of all loans receivable of AIFUL and the Company.

	March 31,			September 30,	
	2002	2003	2004	2003	2004
	(Thousands of yen)				
Average Balance of Loans Receivable:					
AIFUL					
Unsecured	¥ 410	¥ 425	¥ 438	¥ 432	¥ 444
Secured	3,709	3,721	3,664	3,703	3,596
Small business	1,268	1,443	1,420	1,405	1,503
Total	¥ 490	¥ 520	¥ 541	¥ 531	¥ 544
Company					
Unsecured	¥ 472	¥ 489	¥ 507	¥ 497	¥ 513
Secured	3,699	3,709	3,647	3,688	3,575
Small business	1,195	1,284	1,318	1,314	1,309
Total	¥ 585	¥ 618	¥ 646	¥ 632	¥ 653

Loan distribution network

AIFUL's consumer loan business is conducted through a proprietary nationwide network consisting, as of March 31, 2004, of 813 staffed loan offices, 1,164 unstaffed loan offices, 1,855 semi-automated loan-contracting machines, including Ojidosan machines, 2,046 AIFUL's own ATMs and 130,102 third-party ATMs throughout Japan. A number of AIFUL's services are also available via the Internet and Internet-enabled (e.g., "i-mode") mobile phones.

As of March 31, 2004, approximately 66.4% of AIFUL's staffed loan offices, 87.5% of AIFUL's unstaffed loan offices, 83.9% of AIFUL's semi-automated loan-contracting machines and 81.0 % of AIFUL operated ATMs were operated by the Company and 45.0 % of the third-party ATMs available to AIFUL's customers were arranged by the Company. The Company maintains two regional processing centers which handle loan applications through Ojidosan machines, toll-free and other telephone calls and collection. The Company reduced the number of regional processing centers from nine as of October 31, 2003, including to improve efficiency and to better control training and management of process center staff.

The following table sets forth, as of the dates indicated, the total number of staffed and unstaffed loan offices, the number of semi-automated loan-contracting machines, including Ojidosan machines, at unstaffed loan offices and inside staffed loan offices and the number of ATMs of AIFUL and the Company.

	March 31,			September 30,	
	2002	2003	2004	2003	2004
Number of Staffed and Unstaffed Offices:					
AIFUL					
Staffed	756	800	814	808	864
Unstaffed	1,147	1,163	1,164	1,168	1,409
Total	1,903	1,963	1,978	1,976	2,273
Company					
Staffed	542	540	545	548	549
Unstaffed	1,050	1,040	1,018	1,025	1,010
Total	1,592	1,580	1,563	1,573	1,559
Number of Semi-automated Loan-contracting Machines:					
AIFUL					
Total	1,808	1,837	1,855	1,850	2,130
Company					
Ojidosan machines at unstaffed loan offices	1,051	1,041	1,019	1,026	1,011
Ojidosan machines at staffed loan offices	534	532	538	539	543
Total	1,585	1,573	1,557	1,565	1,554
Number of ATMs:					
AIFUL					
ATMs	2,076	2,037	2,046	2,049	2,307
Third-party ATMs	91,230	122,047	130,102	127,489	133,497
Total	93,306	124,084	132,148	129,538	135,804
Company					
ATMs	1,688	1,676	1,661	1,669	1,757
Third-party ATMs	26,482	41,062	58,056	56,537	62,494
Total	28,170	42,738	59,717	58,206	64,251

AIFUL believes that different brand names attract different categories of potential customers. AIFUL lenders engaged in the consumer finance business operate independently under their own respective brand names. Although AIFUL seeks to realize synergies between the Company and its subsidiaries, for example through customer referrals, the AIFUL loan office network is largely segmented by lender. Customers of the Company are unable to access services and products of or otherwise transact with the Company through a subsidiary's network and customers of a subsidiary are unable to access services and products of or otherwise transact with the subsidiary through the Company or another subsidiary's network. Nevertheless, customers of subsidiaries of the Company are currently able to withdraw funds from and repay funds to those subsidiaries through the Company's ATMs (but not through third-party ATMs in the Company's network).

AIFUL's customers are able to open new accounts, withdraw cash, make repayments and check account balances at staffed and unstaffed loan offices. Loan offices are typically located near train stations, on main shopping streets or in other locations with significant pedestrian traffic and in lower-cost suburban areas along major thoroughfares.

Staffed loan offices

Staffed loan offices are important to support core business expansion and loan product diversification. Secured and small business loan accounts are currently only offered at staffed offices. Semi-automated loan-contracting machines have been installed in nearly all staffed loan offices.

Unstaffed loan offices

Unstaffed loan offices operate through the use of semi-automated loan-contracting machines and ATMs. In the past, expansion had been linked in part to an expansion of the unstaffed loan office network. Significant internal growth in this network is not currently anticipated, although the network could expand as a result of acquisitions.

Semi-automated loan-contracting machines. In recent periods, a majority of new customers have opened loan accounts through semi-automated loan-contracting machines. These machines offer increased privacy and enhance efficiency since one person in a centralized processing center can handle loan applications from several machines. In addition, these machines require less space and cost than staffed loan offices. There is typically no more than one semi-automated loan-contracting machine per location.

ATMs. Customers are able to withdraw cash, make repayments and check account balances through the ATM network. In addition, if an increase in a customer's credit limit has previously been approved, the increase can be implemented through the ATM network. Most ATMs are located in loan offices.

Third-party ATMs. Links with third-party ATMs permit customers to withdraw cash or make repayments. Third-party ATMs may be operated by banks, retailers and other institutions, and are able to dispense cash and respond to balance inquiries. There is a per-transaction charge for the use of such ATMs which is not currently passed on to the customer.

Opening of unsecured loan accounts

The Company and each of its consolidated subsidiaries involved in the unsecured consumer loan business provide such loans to their respective customers through their own loan offices. While procedures for opening an unsecured loan account are generally the same between the Company and these subsidiaries, the subsidiaries have a great deal of autonomy with respect to setting credit limits (up to a maximum of ¥3 million) and making credit assessments. For example, although the computer systems of each such subsidiary is largely based upon the computer system of the Company, each such subsidiary generally utilizes its own computer database when conducting a credit assessment with respect to a loan customer.

Procedures

Emphasis is given to making the unsecured loan credit application process quick and uncomplicated. The process typically consists of a single interview by a loan officer of the loan applicant and the presentation by the applicant of documents which are normally in one's possession.

Loan applicants may apply to open an account at any staffed loan office by filling out an application form and completing a personal interview. The standard of application review is the same as when an applicant applies at a semi-automated loan-contracting machine. The loan staff conducts an interview with the applicant by relaying computer prompted questions and entering related responses into the system. The computer then checks the information against the relevant databases and responds with information relevant to the credit decision.

The process is similar when an applicant applies to open an account at a semi-automated loan-contracting machine. The applicant is required to fill out an application and submit a proper form of identification into the machine along with the application. The interactive video screen then offers instructions and begins to "interview" the applicant by prompting the applicant to enter responses to a series of questions. While the computer analyzes the data provided by the applicant for creditworthiness, a loan officer at a regional processing center observes the applicant remotely through discreet video cameras and prompts additional questions, as appropriate.

Credit assessment

The application process focuses principally on two factors: confirmation of the identity of the applicant and evaluation of the creditworthiness of the applicant. To open a new account, the applicant is first required to provide specified documentation and other information establishing the applicant's identity. This information is checked against different databases to ascertain the applicant's creditworthiness. The databases include a proprietary database and a credit database maintained by credit information centers, such as the Japan Information Center Corporation (the Japanese national credit information center), especially for consumer finance companies, as well as databases maintained by credit information centers for companies in other sectors from which limited credit information such as past default history can be obtained.

Based on the documentation provided by the applicant and responses to the interview, and with information from the databases, the borrower's credit rank is automatically furnished by the computer. There are thirteen eligible credit ranks, each of which has its own credit limit and minimum interest rate. Credit ranks are established based on an evaluation of borrower data over the previous several years, an analysis of the characteristics that tend to influence default and on extensive simulations that consider interest rates, credit limits and account delinquency ratios. The credit assessment system is reviewed from time to time as necessary in order to respond to changes in the Japanese economy and to other factors.

Loan office managers generally make the final decision and set a borrower's credit limit based on the borrower's credit rank and on qualitative factors apparent from the applicant's interview.

Generally, applicants are rejected if they have substantial outstanding borrowings from other lenders or a past default history appears in the lender's database or the database of a credit information center.

Credit exposure management

A limited number of staff, including loan office managers, has authority to establish a credit limit of up to ¥1,000,000 per customer, which is the maximum credit limit default in the computer system. If the computer indicates a credit limit higher than ¥1,000,000 might be permitted, authorization is required to override the default. Central loan approval staff in the credit

department of the relevant lender are authorized to establish limits of up to ¥3 million provided generally that the applicant is a repeat customer and certain additional credit standards are satisfied. Unsecured credit is not extended in excess of ¥3 million per individual, except for loans to small business owners discussed below.

In order to make the loan application process quick and uncomplicated, applicants are generally required to present only readily available information and documentation. Credit assessments for loans up to ¥500,000 can be made after a single interview lasting an average of approximately 30 minutes, and cash is normally available to the customer immediately following the credit decision.

Opening of secured loan accounts

Procedures

Generally, the secured loan credit approval process is as follows:

- A loan office receives an application, a copy of the land registration to the property being offered as collateral and an official land map and confirms the applicant's debt situation. As in the case of unsecured loans, the applicant's identity is checked, and the applicant is interviewed.
- The loan office requests an appraisal through the Company's internal appraisal system for most loans or from an independent real estate broker or appraiser for certain high value loans.
- The loan office sends the copy of the land registration, the official map, the appraisal of the collateral and the customer's personal information to the credit department for review.
- The credit department evaluates the ownership and encumbrances shown in the land registration and past repayment history and notifies the loan office of the results. If necessary, the credit department may request additional information, such as the applicant's record of residential mortgage loan repayments, certificate of tax payments and photographs of the property. The credit department, with its extensive experience, determines how much credit to extend. Occasionally, the credit department may also request another property appraisal from a different real estate broker or appraiser.
- After the loan office receives approval from the credit department, it draws up the loan contract and registers the revolving mortgage with the land registration offices.

Credit assessment

Secured loan applicants, mainly individuals, are evaluated primarily by examining the real estate offered as collateral. In certain cases, individual applicants may also be evaluated using the same scoring system used to evaluate unsecured loan applicants. The credit department is responsible for setting a secured loan applicant's credit limit within the range appropriate for the applicant's credit rank, which is primarily based on the quality of the applicant's collateral. Authority as to credit decisions and credit limits may, in limited cases, be granted to loan office managers. Such loan office managers are required to submit credit decision reports to the credit department.

Opening of small business loan accounts

Loans from the Company of up to a maximum of ¥4 million to a self employed small business owner may be granted, depending upon whether a third-party guarantee is provided. Loans

from Businext and City's of up to ¥10 million may be granted if certain conditions are met. Before granting a small business loan, both the loan applicant and the guarantor are evaluated using the same scoring system in place to assess the creditworthiness of unsecured loan applicants.

Loan products and terms

Lower interest rates are offered to certain established customers with good payment records and that meet other specified credit standards. Interest is generally payable monthly, and the interest rate on overdue amounts for all product types is 29.20% per annum. The maximum rate of interest is regulated by law. See "—Regulation".

In the event of a non-payment of a loan installment or upon the occurrence of other specified defaults, loans may be accelerated.

The table below sets forth, for the periods indicated, the average interest rates earned on unsecured, secured and small business loans, in each case in terms of outstanding balance, by the Company.

	Year ended March 31,			Six months ended September 30,	
	2002	2003	2004	2003	2004
Average Interest Rates on Company Loans:					
Unsecured	25.7%	25.2%	24.7%	24.8%	24.6%
Secured	17.1	15.8	16.4	16.3	16.2
Small business	26.9	24.8	25.3	25.0	25.3
Total	23.9%	23.1%	22.8%	22.9%	22.7%

Note: With respect to each year and loan type, the average interest rate earned is calculated by dividing the amount of interest accrued by the average of the amounts of loans outstanding at the beginning and the end of the year.

Unsecured loan terms

Unsecured loans are generally extended to first-time customers at a rate equal to an established loan interest ceiling.

The table below sets forth the name, maximum loan amount, interest rate or range of rates, term and payment methods for unsecured loan products.

Lender name	Product name	Maximum amount	Interest rate	Principal repayment term	Repayment
Company	Revolving loan	¥3,000,000	18.000% – 28.835%	Up to five years from drawdown[1]	Revolving monthly payments
	"Short-time" loan	¥ 500,000	24.820%	15 days from drawdown	At maturity
	"One-bonus" loan	¥ 300,000	25.550%	From drawdown to first bonus date	At maturity
	"Two-bonus" loan	¥ 300,000	25.550%	From drawdown to second bonus date	Two installments
Life	Single payment credit card cashing loan	¥2,000,000	29.200%	Next month	Lump-sum principal payment
	Revolving payment credit card cashing loan	¥2,000,000	18.000% – 28.800%	Perpetuity	Revolving monthly payments
	Consumer finance loan	¥2,000,000	18.000% – 29.200%	Perpetuity	Revolving monthly payments
Tryto	Cashing loan	¥ 500,000	27.500% – 29.200%	Up to 5 years	Revolving monthly payments
	Cashing loan	¥ 500,000	27.375% – 29.200%	Up to 56 installments	Revolving monthly payments
Wide	Gold plan	¥ 500,000	24.800%	Up to 36 installments	Revolving monthly payments
	Purpose loan	¥ 500,000	18.200%	Up to 32 installments	Revolving monthly payments

Notes:

(1) Revolving loans permit drawings during a ten-year renewable period.

(2) Guarantee is required.

Secured loan terms

Almost all unsecured loans are revolving loans, the majority of which have maturities of ten years or less.

The table below sets forth the name, maximum loan amount, interest rate or range of rates, term and payment methods for secured loan products.

Lender name	Product name	Maximum amount	Interest rate	Principal repayment term	Repayment
Company	Mortgage loan	¥100,000,000	9.880% – 24.500%	Up to 33 years and 4 months	At maturity or in installments or revolving monthly payments
Businext	Mortgage card loan	¥ 20,000,000	8.000% – 15.000%	Up to 10 years	Revolving monthly payments
	Mortgage business loan	¥100,000,000	8.000% – 15.000%	Up to 30 years	At maturity or in installments
City's	Mortgage loan	¥100,000,000	9.600% – 17.800%	Up to 5 years	Lump-sum principal payment
Tryto	Mortgage loan	¥100,000,000	9.880% – 24.500%	Up to 33 years and 4 months	At maturity or in installments or revolving monthly payments

Small Business Loan Terms

The majority of small business loans have maturities of one year or less.

The table below sets forth the name, maximum loan amount, interest rate or range of rates, term and payment methods for small business loan products.

Lender name	Product name	Maximum amount	Interest rate	Principal repayment term	Repayment
Company.......	Small business loan	¥4,000,000	23.000% – 28.835%	Up to 5 years	At maturity or up to 60 installments
Businext	Card loan	¥5,000,000	13.000% – 18.000%	Up to 5 years	Revolving monthly payments
	Business loan	¥10,000,000	8.000% – 15.000%	Up to 60 installments	At maturity or in installments
City's	Business loan	¥15,000,000	24.000% – 29.000%	Up to 8 years	At maturity or in installments
	New business loan	¥15,000,000	24.000% – 29.000%	Up to 8 years	At maturity or in installments

Credit card shopping loans

The credit card shopping loan business is a small but growing part of AIFUL's business in terms of outstanding loans. Credit card shopping loans are extended for the purchase via credit card of specified goods and services from third-party member merchants.

Outstanding balances of credit card shopping loans as of March 31, 2004 and September 30, 2004 were ¥71,528 million and ¥74,636 million, respectively. Interest income from credit card shopping loans for the year ended March 31, 2004 and the six months ended September 30, 2004 was ¥8,140 million and ¥4,274 million, respectively. Although credit card shopping loans are relatively a small portion of AIFUL's business, AIFUL believes the market for credit card shopping loans has growth potential and AIFUL's outstanding balance of credit card shopping loans has been growing in recent periods. As of March 31, 2004, the balance was ¥71,528 million, an increase of 11.6% from the previous year.

AIFUL's credit card shopping loan business is conducted primarily through Life. Life issues a variety of credit cards, including its proprietary Life cards; joint cards with member merchants, which are used at the merchant's outlets; and joint cards with domestic and international credit card companies, such as the Life MasterCard, Life Visa cards and Life JCB cards. In addition, the Company has launched an AIFUL Mastercard, which will also be allied with domestic and international cards. Each card type allows cardholders to make purchases at Life affiliated stores or to receive cash advances at Life's ATMs.

Life is among the top issuers of credit cards in Japan, with over 11 million cards outstanding as of September 30, 2004. This represents an increase of 4.0 million cards from March 2001, when AIFUL acquired Life. AIFUL seeks continued growth in the number of credit cards, primarily through growth in issuance of joint cards. During the year ended March 31, 2004, Life issued 192 thousand new proprietary credit cards and 2.0 million new joint credit cards. Domestically, Life credit cards may be used at the retail outlets of Life's more than 90 thousand member merchants. During the year ended March 31, 2004, the aggregate balance of Life's credit card shopping loans was ¥71,508 million. The average contractual interest rate earned by Life on credit card shopping loans during the year ended March 31, 2004 (before credit losses and other costs) was approximately 12.4%.

The table below sets forth the types of fees earned, the range of fees charged and the method of repayment for Life's credit card shopping loan business.

Product name	Fee types	Range of fees charged	Repayment
Credit card shopping loans	Customer interest fees	11.300% – 13.890% per annum	From 3 to 20 installments
		13.080% per annum	Revolving monthly payments
	Member merchant transaction fees	2.300% – 5.500% per transaction	Installment payments
		2.300% – 5.500% per transaction	Revolving monthly payments

The Company acquired a license from MasterCard International Incorporated under which the Company began issuing AIFUL MasterCards to customers in August 2002. The Company usually issues an AIFUL MasterCard in approximately two weeks from the time of application if the applicant satisfies certain credit criteria. Using an AIFUL MasterCard, a customer can make payment for goods or services at retailers which are MasterCard members. An AIFUL MasterCard, like an AIFUL Card, also allows the holder to obtain unsecured loans through the Company's ATM network and third-party ATMs. In December 2004, Life entered into an alliance with The Higashi-Nippon Bank, Limited ("Higashi-Nippon"). Under the alliance, LIFE MasterCard and Higashi-Nippon's

regular checking account card will be combined to create a three-in-one card that includes the functions of a cash card, a credit card and a loan card. AIFUL believes that the introduction of AIFUL MasterCards and Life's alliance with Higashi-Nippon are contributing, to a certain extent, to the expansion of AIFUL's customer base and the broadening of the scope of business, and further strengthen brand loyalty among AIFUL's customers.

Per-item shopping loans

The per-item shopping loan business is a small part of AIFUL's business. AIFUL seeks to grow its currently small share of this sector. Per-item shopping loans, also known as shopping loans and shopping installment loans, consist of loans to consumers to purchase specified goods and services from third-party member merchants. The member merchants prepare the loan documentation and the loan on AIFUL's behalf.

Outstanding balances of per-item shopping loans as of March 31, 2004 and September 30, 2004 were ¥176,022 million and ¥187,514 million, respectively. Interest income from per-item shopping loans for the year ended March 31, 2004 and the six months ended September 30, 2004 was ¥15,508 million and ¥8,282 million, respectively.

AIFUL conducts its per-item shopping loan business primarily through Life. The average amount of Life's per-item shopping loan advances was approximately ¥200,000 for the year ended March 31, 2004. Per-item shopping loans are repaid on average within approximately two years. The aggregate balance of Life's per-item shopping loans at March 31, 2004 was ¥175,636 million. The average contractual interest rate earned by Life for per-item shopping loans during the year ended March 31, 2004 (before credit losses and other costs) was approximately 8.7%. These loans are generally unsecured, and credit extension is generally based upon Life's evaluation of the creditworthiness of the third-party vendors and the customers to whom credit is to be extended.

The table below sets forth the types of fees earned, the range of fees charged and the method of repayment for Life's per-item shopping loans.

Product name	Fee types	Range of fees charged	Repayment
Per-item shopping loans	Customer interest fees	10.410% – 12.440% per annum	From 3 to 60 installments
	Member merchant transaction fees	0.000% – 4.000% per transaction	Installment payments

Loan guarantees

The loan guarantee business is a growing part of AIFUL's business in terms of revenues. AIFUL has agreements with banks and other financial institutions under which AIFUL provides guarantees of unsecured and small business loans extended by those institutions. Although the funds for these loans are provided by third-parties, AIFUL includes the loan amounts under guarantee in the assets and liabilities on its balance sheet in accordance with accounting principles and practices generally accepted in Japan.

AIFUL charges a transaction fee for its loan guarantee services based on the amount of the loan being guaranteed. AIFUL accrues such fees as interest income over the life of the guarantee.

Outstanding balances of loan guarantees as of March 31, 2004 and September 30, 2004 were ¥133,610 million and ¥135,773 million, respectively. Interest income on loan guarantees for the year ended March 31, 2004 and the six months ended September 30, 2004 was ¥5,562 million and ¥3,356 million, respectively. Despite the fact that loan guarantee business is only a small portion of AIFUL's business, AIFUL believes the market for loan guarantees has significant growth potential and AIFUL's revenues from loan guarantees have been growing in recent periods. For the year ended March 31, 2004, revenues increased 34.6% from the previous year.

AIFUL conducts its loan guarantee business primarily through the Company and Life.

Other businesses

AIFUL conducts a loan collection and claims servicing business through its subsidiary, AsTry Loan Services Corporation ("AsTry"), a joint venture with Aozora Bank, Ltd.

Although AIFUL is withdrawing from the real estate business, it continues to hold a subsidiary engaged in this business. This subsidiary is not material to AIFUL.

The Company also maintains equity interests in one affiliate, which provides credit card services.

Delinquent accounts

Collection procedures

The Company and other lending subsidiaries have standardized collection procedures for unsecured, secured loans and small business loans. In general, each customer is required to make payments through an ATM, at a loan office or by arranging for an inter-bank transfer.

Collection of past due installments is initially the responsibility of the loan office extending the loan or administering the account created by the relevant semi-automated loan-contracting machine. Appropriate loan offices receive daily computer system reports of any overdue installments on the day following the relevant due date. The Company's contact center is required to promptly attempt to contact delinquent customers by telephone and most delinquent installments are paid shortly after the due date.

When an initial collection effort fails, contact center personnel continue collection efforts mainly by telephone. Responsibility for collection of a delinquent loan remains with the Company's contact center for up to 183 days from the date the last payment was made. After that time, however, responsibility for collection may be transferred to a specialized collection office. These offices determine whether to write off the loan as uncollectible, pursue collection efforts or initiate legal proceedings.

Overdue loans

The table below sets forth, as of the dates indicated, the aggregate amount of overdue loans, including non-accrual loans, outstanding (not including loans charged off) of AIFUL and the Company.

	March 31, 2003	March 31, 2004
	(Millions of yen)	
Bad Debts:		
AIFUL		
Loans in legal bankruptcy(1)	¥ 20,830	¥ 28,637
Non-accrual loans(2)	39,897	52,452
Accruing loans contractually past due for three months or more as to principal or interest payment(3)	16,503	17,820
Restructured loans(4)	43,169	50,917
Total	¥120,399	¥149,826
Company		
Loans in legal bankruptcy(1)	¥ 20,340	¥ 26,108
Non-accrual loans(2)	31,834	42,141
Accruing loans contractually past due for three months or more as to principal or interest payment(3)	11,218	12,376
Restructured loans(4)	32,517	37,260
Total	¥ 95,909	¥117,885

Notes:

(1) "Loans in legal bankruptcy" are loans on which accruals of interest are discontinued (excluding the portion recognized as bad debts), based on management's judgment as to the collectibility of principal or interest resulting from the past due payment of principal or interest and other factors. Allowances for claims in bankruptcy are stated at such amount less net realizable value of collateral.

(2) "Non-accrual loans" are loans on which accruals of interest are discontinued, and other loans for which regular payments are being made where an interest payment deferment has been granted to assist a debtor in financial difficulty, other than loans in legal bankruptcy.

(3) "Accrual loans contractually past due for three months or more as to principal or interest payment" are loans for which payment of principal or interest have not been received for a period of three months or more beginning from the business day following the due date for such payment, other than loans in legal bankruptcy and non-accrual loans.

(4) "Restructured loans" are loans for which the creditor has granted concessions, including a reduction of the stated interest rate, deferral of interest payment, extension of maturity date or waiver of the face amount, to assist debtors in financial difficulty, other than loans in legal bankruptcy, non-accrual loans and accrual loans contractually past due for three months or more as to principal or interest payment.

Bad debt charge-offs

Unsecured loan receivables are charged off upon the occurrence of certain events. Charge-offs are generally made in the event:

- the borrower enters bankruptcy;
- 184 days have elapsed after the latest repayment in the case of the borrower's death;
- 184 days have elapsed after the latest repayment in the case that the delinquent borrower cannot be located; and
- 366 days have elapsed after the latest repayment in the case that the delinquent borrower has otherwise failed to make any payment.

In accordance with Japanese GAAP, AIFUL does not charge off the amount of secured loans to borrowers who become subject to bankruptcy or other similar proceedings, but instead reclassifies such loans as loans in legal bankruptcy, pending dividend payment out of bankruptcy or reorganization procedures, because a write-off is not permitted until the value of the security is determined.

The table below sets forth, for each of the periods indicated, bad debt charge-offs in respect of loans to customers (not including interest charged off) and the amount of bad debt charge-offs expressed as a percentage of the weighted average amount of loans outstanding during such period of the Company.

	Year ended March 31,			Six months ended September 30,	
	2002	2003	2004	2003	2004
	(Millions of yen, except percentages)				
Bad Debt Charge-offs:					
Company					
Unsecured loans	¥48,472	¥69,817	¥83,359	¥41,088	¥40,446
Secured loans	2,748	4,095	6,362	2,730	3,315
Small business loans	428	686	1,277	584	896
Total bad debt charge-offs	¥51,649	¥74,598	¥90,998	¥44,403	¥44,658
Bad debt charge-offs percentage	3.9%	5.3%	6.3%	3.1%	3.1%

Loans are charged off against allowance for doubtful loans or, if charge-offs exceed the existing allowance, the excess is charged to charge-off expenses and included in operating expenses.

Allowance for doubtful loans and receivables

An allowance for doubtful loans and receivables is established each year as a reserve against losses on delinquent and uncollectible loans and receivables. The allowance is stated in amounts considered to be appropriate based on past credit loss experience and an evaluation of potential losses in the receivables outstanding. In most recent periods, the provision for doubtful loans has exceeded the amount that may be deducted for tax purposes.

An allowance against secured loans is generally maintained in an amount equal to the excess of the loan over the estimated amount recoverable in bankruptcy or similar proceedings, which is generally the value of the collateral securing the loan.

The table below sets forth, as of and for each of the periods indicated, the allowance for doubtful loans and receivables (other than advances to subsidiaries and claims in bankruptcy) at the beginning of the period, changes to this allowance during the period and the balance of the allowance for doubtful loans at the end of such period with respect to AIFUL and the Company.

	Year ended March 31,		
	2002	2003	2004
	(Millions of yen)		
Allowance for Doubtful Loans and Receivables:			
AIFUL			
At the beginning of the period	¥ 82,561	¥ 92,117	¥ 113,439
Provisions	82,020	113,163	125,487
Charge-offs[1]	(72,464)	(91,841)	(112,008)
At period end	¥ 92,117	¥113,439	¥ 126,918
Company			
At the beginning of the period	¥ 45,115	¥ 58,689	¥ 70,479
Provisions	58,689	70,479	81,693
Charge-offs[1]	(45,115)	(58,689)	(70,479)
At period end	¥ 58,689	¥ 70,479	¥ 81,693

Note:
(1) Includes both principal and interest.

The table below sets forth, as of and for each of the periods indicated, the allowance for advances to subsidiaries and claims in bankruptcy at the beginning of the period, changes to this allowance during the period and the balance of the allowance for advances to subsidiaries and claims in bankruptcy at the end of such period with respect to AIFUL and the Company.

	Year ended March 31,		
	2002	2003	2004
	(Millions of yen)		
Allowance for Advances to Subsidiaries and Claims in Bankruptcy			
AIFUL			
At the beginning of the period	¥15,829	¥17,220	¥ 18,691
Provisions	2,814	4,031	18,415
Charge-offs	(1,423)	(2,560)	(18,267)
At period end	¥17,220	¥18,691	¥ 18,839
Company			
At the beginning of the period	¥15,829	¥17,220	¥ 18,348
Provisions	2,814	4,030	18,175
Charge-offs	(1,423)	(2,902)	(18,258)
At period end	¥17,220	¥18,348	¥ 18,265

Personal bankruptcy

The rate of personal bankruptcies in Japan has increased substantially in the past several years. The table below sets forth, as of and for the dates indicated, the number of personal bankruptcies in Japan.

	Year ended December 31,		11 months ended November 30,
	2002	2003	2004
Annual cases of personal bankruptcy for the periods indicated	214,633	242,377	191,582

Source: Supreme Court of Japan

Information systems

In March 2002, the Company implemented its seventh-generation information systems upgrade for management of customer credit assessments and record keeping, loan disbursements and payments and related functions. All of the Company's loan offices, Ojidosan machines and ATMs are directly linked to host computers at a centralized computer facility located in Kyoto, where Company personnel generally develop the software for the Company's computer operations. Each loan office also maintains on-site customer data of such office, which serves as a backup to the central database.

In addition, the Company maintains computer facilities for accounting and other corporate administrative functions and management of real estate. The Company also maintains a computer network for data communication with subsidiaries and third-parties.

Life and other subsidiaries of the Company maintain their own computer networks, which are separate from the Company's network.

Marketing

AIFUL believes the "AIFUL" brand name is well recognized and accepted by customers and in the Japanese consumer finance industry. The Company utilizes various marketing techniques in an attempt to increase its customer base and establish a favorable public image for the "AIFUL" brand name. The Company's advertising department is responsible for placing broadcast and print advertisements and erecting company billboards, while local branches focus on activities such as the distribution of leaflets and packs of tissue paper bearing AIFUL's logo. The Company has increased its television advertising efforts. While during the fiscal year ended March 31, 2001, television broadcasters began to allow consumer finance company advertisements during prime time, the Company and the other top four Japanese consumer finance companies voluntarily do not run television commercials between 5:00PM and 9:00PM. The Company sponsors sporting and other community events. In addition, the Company seeks to further enhance its image through its "e-cashing" Internet-based services and its Internet-enabled (e.g., "i-mode") mobile phone services.

AIFUL believes that the "Life" brand name is well-recognized in its market. Life is currently repositioning its brand to enhance the credit card link. In this effort, Life introduced a new corporate brand name, "Life Card", and adopted a new logo in April 2004. Life undertook a high-profile advertising campaign, primarily through television advertising, in an effort to quickly launch Life's new corporate identity.

Businext, Tryto and City's use various marketing techniques to establish recognized brand names in their respective markets.

AIFUL will continue to market the products offered by its subsidiaries under the respective brand names of those subsidiaries, and not under the "AIFUL" brand name.

Competition

The Japanese consumer credit markets are highly competitive. Foreign financial institutions and Japanese financial institutions, including banks, credit card companies, consumer credit companies and consumer finance companies compete, directly or indirectly, in the market, while competition among leading consumer finance companies has become increasingly intense. Two main competitors in the consumer finance market recently formed alliances with large Japanese commercial banks.

Barriers that once separated individual market segments in the market, such as the consumer loan, secured loan, small business loan, consumer credit and credit card segments, are disappearing and a single consumer credit market in Japan is rapidly emerging. Credit card companies and consumer credit companies are extending unsecured loans to consumers and commercial banks and other traditional lending institutions, including foreign financial institutions, with experience and expertise in consumer finance operations have on their own or through alliances and joint ventures tried to enter the consumer finance market by offering lower interest rates than those offered by the consumer finance companies.

Nevertheless, AIFUL believes that its consumer finance business maintains significant competitive strengths over other consumer lenders such as banks in the consumer credit market based principally on its ability to provide potential customers with:

- readily available credit, including due to convenient locations, extended business hours (banks typically close their loan offices at 3:00 p.m.) and a rapid credit assessment requiring only a short interview and presentation of documents normally in one's possession;
- rapid access to cash once credit approval is granted, which is often important in a cash-oriented society like Japan, where personal checking accounts are generally unavailable;
- a general absence of restrictions on the use of borrowed funds and flexible repayment terms;
- transaction privacy; and
- a wide variety of consumer-oriented and innovative products and customer services.

Moreover, AIFUL believes that barriers to entry in the consumer finance business are significant. Entry requires, among other things, large investments to establish a branch network and to develop the specialized expertise, systems and databases necessary for profitable operations and low-cost collection. AIFUL maintains a nation-wide network of loan offices and believes it is especially skilled at underwriting unsecured loans and collecting delinquent debts. Moreover, the consumer finance industry maintains its own credit information database that, in addition to default history, contains other information that is not readily available to other types of lenders. Because of these factors, AIFUL believes that it is well positioned to withstand possible increases in competition in the unsecured loan business.

AIFUL believes that the entry of other financial institutions into the consumer finance market has not to date significantly affected its competitive position. AIFUL believes that this is due to the wide consumer recognition of the "AIFUL" brand and by the lower level of investment in facilities such as loan offices and ATMs made by the foreign competitors. There can be no assurance, however, that entry of commercial banks and other traditional lending institutions, including foreign financial institutions, will not adversely affect AIFUL's competitive position in the future.

AIFUL believes that competition among leading consumer finance companies in the consumer finance market is based principally on the diversification of product lines, marketing, brand recognition, image and loyalty, and location, number and quality of loan offices. AIFUL believes that its consumer finance business maintains competitive strengths over other consumer finance companies based principally on marketing, brand recognition, image and loyalty, and location and network of loan offices. In order to effectively compete with other leading consumer finance companies, AIFUL believes that it will need to continue to diversify its product lines, expand its asset management and diversify its sources of funding.

Regulation

AIFUL's core consumer finance operations are subject to regulation and oversight by authorities, primarily the FSAJ, in Japan. Two laws constitute the legal and regulatory framework governing AIFUL's consumer finance operations: the Moneylending Business Restriction Law and the Contributions Law.

The Moneylending Business Restriction Law is a comprehensive regulatory statute governing consumer loan providers other than banks and certain other institutions. The Moneylending Business Restriction Law requires registration of moneylenders and regulates various business practices, including marketing and collection activities, of moneylenders. The Company and other subsidiaries engaged in moneylending, including Life, Tryto, City's, Wide and Businext, have registered with the FSAJ in accordance with the Moneylending Business Restriction Law.

Registered moneylenders are supervised by the FSAJ, which has the right to review the moneylender's operations and inspect its records to monitor compliance with the provisions of the Moneylending Business Restriction Law. The FSAJ has the authority to suspend a moneylender's businesses and cancel its registration, including upon substantial non-compliance with the law and failure to comply with certain administrative orders. The Administrative Guidelines for Precautions Regarding Financial Supervision of FSAJ urge moneylenders, for avoidance of excessive extension of credit, to set the maximum amount of loans extendable per borrower as the larger of ¥500,000 yen and 10% of the borrower's yearly income, in case the moneylender provides unsecured and unguaranteed loans to a borrower pursuant only to an introductory assessment at a loan office.

After the conclusion of an inspection, the FSAJ may indicate in writing whether the moneylender's practices need to be altered or modified to comply with relevant laws and regulations. The Company's operations are regularly inspected by the FSAJ.

Under the Moneylending Business Restriction Law, registered moneylenders are required to provide each borrower and any guarantor with a written notice detailing certain terms and conditions of the loan at the time of or promptly after signing of the loan agreement or any guarantee agreement as well as at the time of or promptly after withdrawal, and to provide written notice of certain information, including the customer's remaining balance at the time of repayment. Except in the case of certain loan transactions through third-party ATMs, the Company is currently in compliance with these requirements. See "Risk Factors—Current or Future Laws and Regulations Could Constrain AIFUL's Businesses and Subject it to Sanctions or Increased Litigation".

Under the Contributions Law, no person engaging in the moneylending business may charge more than 29.2% per annum on loans. Moneylenders that charge or receive interest at a rate exceeding 29.2% per annum may be subject to criminal penalties. All of the loan products that

AIFUL currently offers bear interest at rates below this level. The law requires a review with the possibility of further reduction by around January 2007, if necessary, of the maximum interest rate legally chargeable, which review should consider funding demands and other economic and financial conditions, and the business practices of moneylenders.

Under the Interest Rate Restriction Law, an agreement providing for payment of interest at a rate exceeding certain prescribed statutory limits, ranging from 15% to 20% depending upon the principal amount of the loan, is null and void with respect to the portion of the interest exceeding the applicable limit. Under the Moneylending Business Restriction Law, however, a payment of excess interest by a borrower or guarantor to a registered moneylender is deemed valid and non-refundable so long as the excess interest is paid voluntarily and the moneylender complies with the notice requirements under such law in conjunction with the withdrawal and repayment of the loan. The interest rates AIFUL charges on most of its loans exceed the prescribed statutory limits under the Interest Rate Restriction Law. To date, most of AIFUL's borrowers have paid the excess interest voluntarily.

Other industry rules and regulations deal with the operations of the consumer finance business, and stipulate contract forms and written confirmation to be issued, prohibit excessive lending, control advertisement and publicity, and regulate modes of debt collection. Moreover, the FSAJ and competent prefectural governments are empowered to monitor and control all the consumer finance companies under their respective jurisdictions, to order suspension of their business and to cancel their registration.

The per-item shopping loans business and the credit card business are primarily governed by the Installment Credit Sales Law and persons engaged in the business are required to register. Life is registered with the Director-General of the Kanto Bureau of Economy, Trade and Industry of the Ministry of Economy, Trade and Industry ("METI") as an intermediary for installment purchases and is subject to regulation by METI in connection with its per-item shopping loans business.

The Company and certain of its subsidiaries are also subject to the Personal Information Protection Law which became partially effective on May 30, 2003 and will become fully effective on April 1, 2005. Under the Personal Information Protection Law, companies that utilize databases of personal information for their business must notify the person to be identified by such personal information the specified purpose of such utilization and must not handle such personal information beyond the extent necessary to achieve such specified purpose or provide such personal information to a third party without obtaining consent from such person.

The FSAJ recently announced and proposed new measures related to disclosure requirements and a regulatory framework under which, among other things, management of companies subject to continuous disclosure obligations under the SEL would be required to conduct assessments of internal control over financial reporting and to engage independent auditors to review such assessments by management and also to enhance their corporate governance-related disclosures. Although the FSAJ proposes to introduce such regulatory framework for the fiscal year ending March 2005, it is still unclear how such framework will be implemented or how it will affect AIFUL and its risk management system.

Legal proceedings

AIFUL is a party to certain routine litigation incidental to its business. AIFUL is currently aware of no litigation that is expected to have a material adverse effect on the financial condition or results of operations of AIFUL.

Management and employees

The Company's Board of Directors has the ultimate responsibility for the administration of its affairs. The Company's Articles of Incorporation provide for not more than 20 Directors. Directors are elected at general meetings of shareholders. The normal term of office of any Director expires at the close of the ordinary general meeting of shareholders held with respect to the last settlement of accounts within one year after that Director's assumption of office. The Board of Directors elects from among its members one or more Representative Directors. The Board of Directors may elect a Chairman, a President, one or more Vice Presidents, Senior Managing Directors, and Managing Directors from among its members.

The Company's Articles of Incorporation also provide for not more than four Corporate Auditors who are elected at general meetings of shareholders. The normal term of office of any Corporate Auditor expires at the close of the ordinary general meeting of shareholders held with respect to the last settlement of accounts within four years after such Corporate Auditor's assumption of office. Under the Commercial Code of Japan (the "Commercial Code") and other related laws, the Corporate Auditors (at least half of whom are required to be independent of the Company) are not required to be certified public accountants and have the duties of supervising the administration by the directors of the Company's affairs, examining the financial statements and business reports to be submitted by the Board of Directors to the general meeting of shareholders and reporting on such supervision and examination to the shareholders. The Corporate Auditors are entitled to attend meetings of the Board of Directors and to express their views, but are not entitled to vote. They are required to elect from among themselves at least one standing Corporate Auditor. Corporate Auditors also have a statutory duty to report on their activity to the Board of Corporate Auditors, which in turn must submit an auditing report to the Board of Directors. The Board of Corporate Auditors also determines matters relating to the duties of the Corporate Auditors, such as audit policy and methods of investigating the Company's affairs and property.

In addition to Corporate Auditors, the Company must appoint independent certified public accountants who have the statutory duties of auditing the financial statements to be submitted by the Board of Directors to the general meeting of shareholders, reporting the conclusion of such audit of the financial statements to the Corporate Auditors and Directors, in accordance with the Law concerning Exceptional Measures to the Commercial Code with respect to Auditing, etc. of Joint Stock Corporations and auditing the financial statements to be filed with the competent local finance bureau in accordance with the Securities and Exchange Law of Japan. Presently, the Company's independent auditors are Deloitte Touche Tohmatsu (a Japanese member firm of Deloitte Touche Tohmatsu, Swiss Verein) and Shimbashi & Co.

The Company's Directors and Corporate Auditors are as follows:

Name	Title
Yoshitaka Fukuda	President and CEO(1)
Taichi Kawakita	Senior Managing Director(1)
Katsuhide Horiba	Senior Managing Director
Sadatoshi Kobayashi	Senior Managing Director
Shintaro Hashima	Managing Director
Yasutaka Fukuda	Director
Yoshimasa Nishimura	Director
Koji Imada	Director
Takashi Koumoto	Director
Masami Munetake	Director
Yasuo Yanagibashi	Director
Masayuki Sato	Director
Hiroshi Abe	Director
Kazumitsu Oishi	Director
Tsuneo Sakai	Director
Tetsuo Ninomiya	Director
Kazuyoshi Wakamatsu	Director
Masanobu Hidaka	Standing Corporate Auditor
Yoshitaka Ebisuzaki	Standing Corporate Auditor
Yasuo Hotta	Standing Corporate Auditor
Yoshinobu Azuma	Corporate Auditor

Note:

(1) Representative Director

The business address of each of the Company's Directors is the address of the registered head office of the Company. All of the Company's Directors are engaged in its business on a full-time basis.

The Company leases land from its President, and engages in business on an arms-length basis with Kyoto Data Center, a company managed and partially owned by the Company's President. For the year ended March 31, 2004, the Company paid rent of ¥14 million for such land and paid ¥163 million in individual credit reference fees to Kyoto Data Center.

As of December 31, 2004, the Company had 3,297 full-time employees. The Company considers its labor relations to be excellent. The mandatory retirement age for employees is 60. Employees are entitled to receive a lump-sum severance payment and a pension, the amount of which is based on their rate of pay at the time of termination, years of service and certain other factors.

The Company encourages its employees to purchase its common stock ("Shares") in the market through an employee stock purchase association, subject to certain limits calculated in reference to an employee's basic salary. The Company subsidizes 10% of the purchase price of Shares purchased by employees through this association. The Board of Directors of the Company recently resolved to introduce an employee stock purchase association for each of its subsidiaries to encourage the purchase of Shares by employees, with a subsidy of up to 10% of the purchase price of Shares paid by each subsidiary, depending on the financial and other position of the subsidiaries.

Stock option plan

The Company adopted a stock option plan by resolution of the Board of Directors at a meeting held on May 28, 2001 and by resolution adopted at the general meeting of shareholders held on June 27, 2001 in accordance with the Commercial Code. Under the stock option plan, 220,000 Shares were purchased in the open market for a total consideration of ¥2,040 million and are reserved for delivery under options to 17 Directors and 135 employees.

The exercise price per share of each option is initially ¥9,579, subject to adjustment if there is a share split or new Shares are issued at a price less than the then current market price. The number of shares transferred upon the exercise of options was 64,800 as of September 30, 2004. The stock options will be exercisable until June 30, 2006.

The Company adopted a stock option plan by resolution at the general meeting of Shareholders held on June 25, 2004 in accordance with the Commercial Code. Under such stock option plan, 231,600 Shares will be issued or delivered to the 25 directors and 427 employees of the Company and its subsidiaries designated by the Board of Directors.

The exercise price per share of each option is initially ¥11,660, subject to adjustment if there is a share split or new Shares are issued at a price less than the then current market price.

Such stock options will be exercisable from July 1, 2006 until June 30, 2009.

Subsidiaries and affiliates

The Company conducts its business together with its consolidated subsidiaries (companies in which the Company holds, directly or indirectly, more than 50 percent of the issued share capital or over which the Company exercises control), and affiliates (unconsolidated subsidiaries and companies in which the Company holds, directly or indirectly, from 20 percent to 50 percent of the issued share capital). As of the date of this Offering Circular, the Company has nine consolidated subsidiaries and two non-consolidated subsidiaries. As of the same date, the Company has one affiliate which was not accounted for by the equity method but by the cost method in the Company's financial statements.

The following table sets forth certain information on the Company's consolidated and non-consolidated subsidiaries and affiliate as of December 31, 2004, which is the latest practicable date:

Name	Country	Main Business	Issued Capital	Percentage of Shares Held Directly or Indirectly by the Company
			(thousands)	(percent)
Consolidated Subsidiaries				
Life Co., Ltd.	Japan	Credit card, per-item shopping loans, unsecured loan and credit guarantee	¥70,000,000	95.88
Businext Corporation	Japan	Small business loans	¥ 4,000,000	60
City's Corporation	Japan	Small business loans	¥ 700,000	100
City Green Corporation	Japan	Holding company for City's Corporation	¥ 100,000	100
Tryto Corporation(1)	Japan	Unsecured loans	¥ 10,000	100
Wide Corporation(2)	Japan	Unsecured loans	¥ 2,555,000	100
New Frontier Partners Co., Ltd.	Japan	Venture capital, non-bank financial services	¥ 3,100,000	100
AsTry Loan Services Corporation	Japan	Debt collection	¥ 500,000	86
Marutoh KK	Japan	Real estate business	¥ 70,000	100
Non-Consolidated Subsidiaries				
Life Stock Center Co., Ltd.	Japan	Storage, truck transportation, express business	¥ 10,000	95.88
L System Service Co., Ltd.	Japan	Management of computer system and its building, operation business	¥ 10,000	95.88
Affiliate				
Hakata Daimaru Card Service Co., Ltd.	Japan	Credit services	¥ 10,000	19.18

Notes:

(1) In April 2004, Shinwa Co., Ltd. and Sanyo Shinpan Co., Ltd., pre-existing consolidated subsidiaries of the Company, were merged into Happy Credit Corporation, also a pre-existing consolidated subsidiary of the Company. The merged entity was renamed Tryto Corporation.

(2) Consolidated since June 2004.

Description of the Notes

The Notes will be issued under an Indenture (the "Indenture") to be dated as of February 16, 2005 between the Company and JPMorgan Chase Bank, N.A., as Trustee (the "Trustee"). The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions contained therein of certain terms.

General

The Notes will be initially limited to $500,000,000 aggregate principal amount and will mature on February 16, 2010. The Notes will be the direct, unconditional, unsecured and unsubordinated general obligations of the Company. The Notes will rank *pari passu* among themselves, without any preference one over the other by reason of priority of date of issue or otherwise, and at least equally with all other outstanding unsecured and unsubordinated general obligations of the Company. The Notes will bear interest at the rate per annum shown on the front cover of this Offering Circular from February 16, 2005, payable semi-annually in arrears on February 16 and August 16 of each year, commencing August 16, 2005, to the holders of record on the February 1 or August 1 immediately preceding such interest payment date, whether or not such day is a Business Day. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months. The Notes will be repaid at their principal amount at maturity at a price of 100% of the principal amount thereof. The Notes may be redeemed at any time prior to maturity in the circumstances described under "—Optional redemption" and "—Optional tax redemption". The Notes will be issued in denominations of $100,000 or integral multiples of $1,000 in excess thereof. The Notes do not provide for any sinking fund. Temporary documents of title will not be issued.

The term "Business Day" means any day other than a day on which commercial banks or foreign exchange markets are permitted or required to be closed in the City of New York, London or Tokyo. If the date of maturity of interest on or principal of the Notes or the date fixed for redemption of any Note shall not be a Business Day, then payment of interest or principal need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the date of maturity or the date fixed for redemption, and no interest shall accrue for the period after such date.

Payments on the Notes will be made in accordance with any laws, regulations or administrative practices applicable to the Company and its agents in respect thereof, including the requirements under Japanese tax law.

Further issues

The Notes will be issued in the initial aggregate principal amount set forth above. The Company may, however, from time to time, without the consent of the holders of the Notes, create and issue, pursuant to the Indenture and in accordance with applicable laws and regulations, additional Notes ("Additional Notes") maturing on the same maturity date and having the same terms and conditions under the Indenture as the previously outstanding Notes in all respects (or in all respects except for the issue date and the amount and the date of the first payment of interest thereon) so that such Additional Notes shall be consolidated and form a single series with the previously outstanding Notes. Additional Notes, if any, will be issued under a separate offering document or a supplement to this Offering Circular.

The Company may offer Additional Notes with original issue discount ("OID") for U.S. federal income tax purposes as part of a further issue. Purchasers of Notes after the date of any further

issue may not be able to differentiate between Additional Notes sold as part of the further issue and previously issued Notes. If the Company were to issue Additional Notes with OID, purchasers of Notes after such further issue may be required to accrue OID (or greater amounts of OID than they would otherwise have accrued) with respect to their Notes. This may affect the price of outstanding Notes following a further issue. Purchasers are advised to consult their own tax advisers with respect to the U.S. federal income tax implications of any future decision by the Company to undertake a further issue of Additional Notes with OID.

Optional redemption

The Notes may be redeemed in whole or in part at any time, at the option of the Company, upon not less than 30 nor more than 60 days' prior notice, at a redemption price equal to the greater of:

- 100% of the aggregate principal amount of the Notes then outstanding to be redeemed; and
- the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 15 basis points.

plus, in each case described above, accrued and unpaid interest on the principal amount being redeemed to (but excluding) the redemption date.

"Treasury Rate" means, with respect to any redemption date:

- the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life (as defined below), yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or
- if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Treasury Rate will be calculated on the third Business Day preceding the date fixed for redemption.

"Comparable Treasury Issue" means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term ("Remaining Life") of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the Remaining Life of such Notes.

"Comparable Treasury Price" means (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

"Independent Investment Banker" means Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. or Nomura Securities International, Inc. as specified by the Company, or, if these firms are unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Company.

"Reference Treasury Dealer" means (1) Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and Nomura Securities International, Inc. and their respective successors, provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer in the City of New York (a "Primary Treasury Dealer"), the Company will substitute therefor another Primary Treasury Dealer and (2) any two other Primary Treasury Dealers selected by the Company after consultation with the Independent Investment Banker.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

Unless the Company defaults on payment of the redemption price, from and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption. At least one Business Day prior to the redemption date, the Company will deposit with the Trustee or with one or more paying agents money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed on such date. If fewer than all of the Notes are to be redeemed, the Trustee will select, not more than 60 days prior to the redemption date, the particular Notes or portions thereof for redemption from the outstanding Notes not previously called by such method as the Trustee deems fair and appropriate.

Optional tax redemption

The Notes may be redeemed at any time, at the option of the Company, in whole, but not in part, upon not less than 30 nor more than 60 days' prior notice, at a redemption price equal to 100% of the principal amount of the Notes then outstanding plus accrued and unpaid interest on the principal amount being redeemed to (but excluding) the redemption date, if (i) as a result of any change in, or amendment to, the laws of Japan (or of any political subdivision or taxing authority thereof or therein) or any regulations or rulings promulgated thereunder or any change in the official interpretation or official application of such laws, regulations or rulings, which change or amendment becomes effective on or after the date of this Offering Circular, the Company is or would be obligated on the next succeeding due date for a payment with respect to the Notes to pay additional amounts with respect to the Notes, and (ii) such obligation cannot be avoided by the Company taking reasonable measures available to it. Additional amounts are payable by the Company under the circumstances described below under "—Additional amounts". Prior to any redemption of the Notes, the Indenture requires that the Company deliver to the Trustee an opinion of legal counsel of recognized standing to the effect that the Company is entitled to redeem the Notes as a result of such change or amendment, and an Officers' Certificate stating that the Company is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of redemption have occurred.

No notice of redemption may be given earlier than 90 days prior to the earliest date on which the Company would be obligated to pay additional amounts if a payment in respect of the Notes were then due.

Modifications and amendment

The Indenture permits the Company and the Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the Notes then outstanding, evidenced as in the Indenture provided, to execute supplemental indentures adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of any supplemental indenture or modifying in any manner the rights of the holders of the Notes; provided that no such supplemental indenture shall (a) change the maturity of the principal of any Note, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of any installment of interest thereon, or change the place or currency of payment of principal of, or interest on, any Note, or change the Company's obligation to pay additional amounts, or impair or affect the right of any Noteholder to institute suit for the enforcement of any such payment on or after the due date therefor (or in the case of redemption, on or after the redemption date) without the consent of the holder of each Note so affected; or (b) reduce the aforesaid percentage of Notes, the consent of the holders of which is required for any such supplemental indenture, without the consent of the holders of all Notes then outstanding.

Limitation on liens

So long as any of the Notes remains outstanding, the Company will not create or permit to be outstanding any mortgage, charge, pledge, lien, fixed or floating charge or other encumbrance (each a "Lien") upon the whole or any part of its property or assets, present or future, to secure for the benefit of the holders of any External Indebtedness (as defined below) the repayment of such External Indebtedness or any payment under any guarantee thereof, without in either such case at the same time according to the Notes the same security as is granted to or is outstanding in respect of such External Indebtedness or such guarantee, or such other security or guarantee as shall be approved by the holders of a majority of the aggregate principal amount of the Notes then outstanding.

For purposes of the foregoing, "External Indebtedness" shall mean any obligation for the payment or repayment of money borrowed (i) denominated or payable in, or by reference to, any currency other than Yen, excluding any such obligation borrowed in the form of or represented by bonds, notes, debentures or other similar securities that are, or are intended to be, quoted, listed, ordinarily dealt in or traded on any stock exchange, over-the-counter or other organized market inside Japan for securities or (ii) denominated or payable in, or by reference to, Yen (a) that is borrowed in the form of or represented by bonds, notes, debentures or other similar securities that are, or are intended to be, quoted, listed, ordinarily dealt in or traded on any stock exchange, over-the-counter or other organized market outside Japan for securities and (b) more than 50% of the aggregate principal amount of which is initially offered or distributed outside Japan by or with the authorization of the Company.

Events of default

The occurrence and continuance of one or more of the following events will constitute events of default (each an "Event of Default") under the Indenture:

(a) *Non-payment:* a default in the payment of all or any part of the principal of any of the Notes as and when the same shall become due and payable, whether at maturity, redemption or otherwise, and continuance of such default in the payment of principal for a period of 2 Business Days, or a default in the payment of any installment of interest upon any of the Notes as and when the same shall become due and payable, and continuance of such default in the payment of interest for a period of 30 days; or

(b) *Breach of other obligations:* the Company defaults in the performance or observance of any of its other obligations under or in respect of the Notes or the Indenture and such default remains unremedied for 30 days after the Trustee or any Noteholder has given written notice thereof to the Company; or

(c) *Cross-default of Company or Principal Subsidiary:* any obligation for the payment or repayment of money borrowed having any aggregate outstanding principal amount of at least $10,000,000 (or its equivalent in any other currency) of the Company or any of its Principal Subsidiaries (as defined below) is not paid when due or (as the case may be) within any originally applicable grace period relating to such obligation or becomes due and payable prior to its stated maturity by reason of default, or any guarantee or indemnity of any obligation for the payment or repayment of money borrowed having an aggregate outstanding principal amount of at least $10,000,000 (or its equivalent in any other currency) given by the Company or any of its Principal Subsidiaries is not honored when due and called upon unless, in either such case, proceedings are brought by the Company or its Principal Subsidiary, in a court of competent jurisdiction, to bona fide challenge its obligation to make payment or repayment of any such amount; or

(d) *Unsatisfied judgment:* a judgment or order for the payment of any amount in excess of $10,000,000 (or its equivalent in any other currency) is rendered against the Company or any of its Principal Subsidiaries and continues unsatisfied and unstayed for a period of 30 days after the date thereof or, if later, the date therein specified for payment unless proceedings are brought by the Company or any such Principal Subsidiary, in a court of competent jurisdiction, to bona fide challenge its obligation to make payment of any such amount; or

(e) *Appointment of Receiver, etc.:* a final decree or order is made or issued by a court of competent jurisdiction approving a petition seeking with respect to the Company a decree of commencement of reorganization procedure or adjustment under the Bankruptcy Law, the Corporate Reorganization Law, the Civil Rehabilitation Law, the Commercial Code or any other similar applicable law of Japan, or a receiver, manager or other similar officer is appointed pursuant to the Bankruptcy Law, the Corporate Reorganization Law, the Civil Rehabilitation Law, the Commercial Code or any other similar applicable law of Japan or any other jurisdiction, of the whole or any substantial part of the undertaking, assets and revenues of the Company; or

(f) *Insolvency, etc.:* the Company becomes insolvent or admits its inability to pay its debts as and when they fall due, or declares a moratorium over all or any substantial part of its debts, the Company shall become bankrupt or insolvent, shall stop payment or shall file or commence any petition or action for relief under the Bankruptcy Law, the Corporate

Reorganization Law, the Civil Rehabilitation Law, the Commercial Code or any other similar applicable laws of Japan or any other jurisdiction for the relief of, or relating to, debtors, proceedings are commenced or other action is taken for the bankruptcy, reorganization, insolvency, moratorium, liquidation or dissolution of the Company (except for the purpose of, or pursuant to and followed by, a Permitted Reorganization (as defined below)) or the Company or any of its Principal Subsidiaries ceases or threatens to cease to carry on all or any substantial part of its business directly or through its Subsidiary or Subsidiaries (other than, in the case of the Company, for the purposes of, or pursuant to and followed by, a Permitted Reorganization and other than, in the case of a Principal Subsidiary, in connection with a transfer of its business (rather than mere assets) to the Company or to another Subsidiary); or

(g) *Winding up, etc.:* an order is made or an effective resolution is passed for the winding up, liquidation or dissolution of the Company (other than for the purpose of, or pursuant to and followed by, a Permitted Reorganization) or the Company institutes proceedings seeking adjudication of bankruptcy or seeking with respect to itself a decree of commencement of composition, commencement of reorganization procedure or adjustment under the Bankruptcy Law, the Composition Law, the Corporate Reorganization Law, the Civil Rehabilitation Law, the Commercial Code or any other similar applicable law of Japan or any other jurisdiction; or

(h) *Unlawfulness:* it is unlawful for the Company to perform or comply with any of its obligations under or in respect of the Notes.

In each and every such case described in (a) through (h) above, unless the principal of all of the Notes shall already have become due and payable, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding, by written notice as provided in the Indenture, may declare the entire principal of all the Notes, and the interest accrued thereon, to be due and payable immediately. If, at any time after the principal of the Notes shall have been so declared due and payable, and before any judgment or decree for the payment of the moneys due shall have been obtained or entered, the Company shall pay or deposit with the Trustee a sum sufficient to pay all matured installments of interest upon all the Notes and the principal of any and all Notes that shall have become due otherwise than by acceleration (with interest upon such principal and, to the extent that the payment of such interest is enforceable under applicable law, on overdue installments of interest) and reasonable compensation and expenses of the Trustee, and if any and all Events of Default under the Indenture, other than the non-payment of the principal of Notes that shall have become due by acceleration, shall have been cured, waived or otherwise remedied as provided in the Indenture, then and in every such case the holders of a majority in aggregate principal amount of the Notes then outstanding may, by written notice as provided in the Indenture, waive all defaults and rescind and annul such declaration and its consequences.

No holder of any Notes will have any right to institute any proceeding with respect to the Indenture or for the appointment of a trustee, receiver, liquidator, custodian or other similar official or for any remedy thereunder, unless such holder shall previously have given to the Trustee written notice of a continuing Event of Default as provided in the Indenture and unless also the holders of not less than 25% in aggregate principal amount of the Notes then outstanding shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However,

such limitations do not apply to a suit instituted by a holder of a Note for the enforcement of payment of the principal of or interest on such Note on or after the respective due dates expressed in such Note.

The Company will be required to furnish to the Trustee annually a statement as to the Company's compliance with all conditions and covenants under the Indenture and, if the Company shall fail to be in compliance therewith, specifying each such failure and the nature and status thereof.

For the purposes of the foregoing:

"Principal Subsidiary" means any consolidated Subsidiary (i) whose total income, as shown by the most recent financial statements of such consolidated Subsidiary (consolidated if such consolidated Subsidiary itself prepares consolidated financial statements) based upon which the most recent published consolidated financial statements of the Company and its consolidated Subsidiaries have been made up, is not less than 10% of the consolidated total income of the Company and its consolidated Subsidiaries as shown by such consolidated financial statements, or (ii) whose total assets, as shown by the most recent financial statements of such consolidated Subsidiary (consolidated if such consolidated Subsidiary itself prepares consolidated financial statements) based upon which the most recent published consolidated financial statements of the Company and its consolidated Subsidiaries have been made up, are not less than 10% of the Consolidated Total Assets as shown by such consolidated financial statements, *provided* that if the whole of the assets and liabilities of a Principal Subsidiary shall be transferred to another Subsidiary, the transferor shall thereupon cease to be a Principal Subsidiary and the transferee shall thereupon become a Principal Subsidiary;

"Permitted Reorganization" means any consolidation, amalgamation, merger, reconstruction or voluntary solvent winding-up or dissolution made in accordance with the requirements described under "—Consolidation, Merger and Sale of Assets";

"Subsidiary" means any company of which more than 50% of the outstanding voting stock or share capital is for the time being owned by the Company, by one or more Subsidiaries of the Company or by the Company and one or more of its other Subsidiaries (and for the purposes of this definition "voting stock" means stock or shares having voting power for the election of directors, or persons exercising the same functions as directors of such company) and "Subsidiaries" shall be construed accordingly.

Consolidation, merger and sale of assets

The Company, without the consent of the holders of any of the Notes, may consolidate with, or merge into, or sell, transfer, lease or convey all or substantially all of its assets (including by way of corporate split under the Commercial Code) to any corporation organized under the laws of Japan, provided that (a) any successor corporation expressly assumes the Company's obligations under the Notes and the Indenture; (b) after giving effect to the transaction, no Event of Default and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and (c) the Company has delivered to the Trustee an Officers' Certificate stating that such consolidation, merger, sale, transfer, lease or conveyance and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with this provision and that all conditions precedent provided for in the Indenture relating to such transaction have been complied with.

Discharge and defeasance

Discharge of Indenture

The Indenture provides that the Company will be discharged from any and all obligations in respect of the Indenture (except for certain obligations to register the transfer of or exchange Notes, replace stolen, lost or mutilated Notes, make payments of principal and interest and maintain paying agencies) if:

- the Company has paid or caused to be paid in full the principal of and interest on all Notes outstanding thereunder;
- the Company shall have delivered to the Trustee for cancellation all Notes outstanding theretofore authenticated; or
- all Notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable; (ii) will become due and payable in accordance with their terms within one year or (iii) are to be, or have been, called for redemption as described under "—Optional redemption" or "—Optional tax redemption" within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption, and, in any such case, the Company shall have irrevocably deposited with the Trustee, in trust for the benefit of the holders of such Notes, (a) cash in U.S. dollars in an amount, or (b) U.S. Government Obligations (as defined below) which through the payment of interest thereon and principal thereof in accordance with their terms will provide not later than the due date of any payment, cash in U.S. dollars in an amount, or (c) any combination of (a) and (b), sufficient to pay all the principal of, and interest on, the Notes on the dates such payments are due in accordance with the terms of the Notes.

"U.S. Government Obligations" means securities which are (i) direct obligations of the United States government or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States government, the payment of which is unconditionally guaranteed by the United States government, which, in either case, are full faith and credit obligations of the United States government payable in U.S. dollars and are not callable or redeemable at the option of the issuer thereof and shall also include a depositary receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depositary receipt; *provided* that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depositary receipt.

Covenant defeasance

The Indenture also provides that the Company need not comply with certain covenants ("covenant defeasance") of the Indenture (including those described under "—Limitation on liens"), if:

- the Company irrevocably deposits with the Trustee, in trust for the benefit of the holders of such Notes, (a) cash in U.S. dollars in an amount, or (b) U.S. Government Obligations which through the payment of interest thereon and principal thereof in accordance with their terms will provide not later than the due date of any payment cash in U.S. dollars in an amount, or (c) any combination of (a) and (b), sufficient to pay all the principal of, and interest on, the Notes on the dates such payments are due in accordance with the terms of the Notes;

- certain Events of Default or certain events which with notice or lapse of time or both would become Events of Default shall not have occurred and be continuing on the date of such deposit;
- the Company delivers to the Trustee an opinion of tax counsel of recognized standing with respect to U.S. federal income tax matters to the effect that the holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the exercise of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would be the case if such covenant defeasance had not occurred;
- the Company delivers to the Trustee an opinion of tax counsel of recognized standing in Japan to the effect that such deposit and related covenant defeasance will not cause the holders of Notes, other than holders who are or who are deemed to be residents of Japan or use or hold or are deemed to use or hold their Notes in carrying on a business in Japan, to recognize income, gain or loss for Japanese income tax purposes, and to the effect that payments out of the trust fund will be free and exempt from any and all withholding and other income taxes of whatever nature of Japan or any province or political subdivision thereof or therein having power to tax, except in the case of Notes beneficially owned (x) by a Person who is or is deemed to be a resident of Japan or (y) by a Person who uses or holds or is deemed to use or hold such Notes in carrying on a business in Japan; and
- the Company delivers to the Trustee an Officers' Certificate and an opinion of legal counsel of recognized standing, each stating that all conditions precedent provided for relating to such covenant defeasance have been complied with.

Additional amounts

All payments of principal and interest in respect of the Notes by the Company shall be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature ("Taxes") imposed or levied by or on behalf of Japan, or any political sub-division of, or any authority in, or of, Japan having power to tax, unless such withholding or deduction is required by law. In that event, the Company will pay to the holder of each Note such additional amounts as may be necessary so that the net amounts received by it after such withholding or deduction shall equal the respective amounts which would have been receivable in respect of such Note in the absence of such withholding or deduction.

However, no additional amounts shall be payable in relation to any such withholding or deduction in respect of any Note:

(i) to or on behalf of a Noteholder or beneficial owner who is liable for such Taxes in respect of such Note by reason of its having some connection with Japan other than the mere holding of such Note; or

(ii) to or on behalf of a Noteholder or beneficial owner who would otherwise be exempt from any such withholding or deduction but who fails to comply with any applicable requirement to provide Exemption Information (as defined below) or to submit a Claim for Exemption (as defined below) to the Trustee or a paying agent, or whose Exemption Information is not duly communicated through the Intermediary (as defined below) and the relevant international clearing organization to the Trustee or a paying agent; or

(iii) to or on behalf of a Noteholder or beneficial owner of a Note who is for Japanese tax purposes treated as a resident of Japan or a Japanese corporation (except for (A) a Designated Financial Institution (as defined below) who complies with the requirement to provide Exemption Information or to submit a Claim for Exemption and (B) a resident of Japan or a Japanese corporation who duly notifies (directly or through the Intermediary or otherwise) the Trustee or a paying agent of its status as exempt from Taxes to be withheld or deducted by the Company by reason of such resident of Japan or Japanese corporation receiving interest on the relevant Note through a payment handling agent in Japan appointed by it); or

(iv) to or on behalf of a Noteholder or beneficial owner of a Note who presents a Note for payment (where presentation is required) more than 30 days after the Relevant Date (as defined below), except to the extent that such Noteholder would have been entitled to such additional amounts on presenting the same for payment on such thirtieth day; or

(v) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other directive implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 on the taxation of savings income, or any law implementing or complying with, or introduced in order to conform to, such Directive or such other directive; or

(vi) to or on behalf of a Noteholder or beneficial owner of a Note who presents a Note for payment (where presentation is required) and who would be able to avoid such withholding or deduction by presenting the Note elsewhere to the Trustee or a paying agent in a Member State of the European Union; or

(vii) any combination of (i) through (vi) above.

Where a Note is held through a participant of an international clearing organization or a financial intermediary (each, an "Intermediary"), in order to receive payments free of withholding or deduction by the Company for, or on account of, Taxes, if the relevant beneficial owner is (A) a non-resident of Japan or a non-Japanese corporation or (B) a Japanese financial institution (a "Designated Financial Institution") falling under certain categories prescribed by the Special Taxation Measures Law (Law No. 26 of 1957) and the cabinet order thereunder (Cabinet Order No. 43 of 1957), as amended (together with the ministerial ordinance and other regulation thereunder, the "Special Taxation Measures Law"), all in accordance with the Special Taxation Measures Law, such beneficial owner must, at the time of entrusting an Intermediary with the custody of the relevant Note, provide certain information prescribed by the Special Taxation Measures Law to enable the Intermediary to establish that such beneficial owner is exempted from the requirement for Taxes to be withheld or deducted (the "Exemption Information") and advise the Intermediary if the beneficial owner ceases to be so exempted.

Where a Note is not held by an Intermediary, in order to receive payments free of withholding or deduction by the Company for, or on account of, Taxes, if the relevant beneficial owner is (A) a non-resident of Japan or a non-Japanese corporation or (B) a Designated Financial Institution, all in accordance with the Special Taxation Measures Law, such beneficial owner must, at or prior to each time on which it receives interest, submit to the Trustee or a paying agent a claim for exemption from withholding tax (*Hikazei Tekiyo Shinkokusho*) (a "Claim for Exemption") in the form obtainable from the Trustee or any paying agent stating, inter alia, the name and address of the beneficial owner, the title of the Notes, the relevant Interest Payment Date, the amount of interest payable and the fact that the beneficial owner is qualified to submit the Claim for Exemption, together with documentary evidence regarding its identity and residence.

As used herein, the "Relevant Date" means the date on which any payment in respect of a Note first becomes due, except that, if the full amount of the moneys payable has not been duly received by the Trustee on or prior to such due date, it means the date on which, the full amount of such moneys having been so received, notice to that effect is duly given to the Noteholders in accordance with the Indenture.

The obligation to pay additional amounts with respect to taxes, duties, assessments and governmental charges shall not apply to (A) any estate, inheritance, gift, sales, transfer, personal property or any similar tax, assessment or other governmental charge or (B) any tax, assessment or other governmental charge which is payable otherwise than by deduction or withholding from payments of principal or interest on the Notes; provided that, except as otherwise set forth in the Notes and in the Indenture, the Company shall pay all stamp and other duties, if any, which may be imposed by Japan, the United States or any respective political sub-division or any taxing authority thereof or therein, with respect to the Indenture or as a consequence of the issuance of the Notes.

References to principal or interest in respect of the Notes shall be deemed to include any additional amounts which may be payable as set forth in the Indenture.

Indemnification of Judgment Currency

To the fullest extent permitted by applicable law, the Company will indemnify each holder of the Notes against any loss incurred by such holder as a result of any judgment or order being given or made for any amount due under any Note and such judgment or order being expressed and paid in a currency (the "Judgment Currency") which is other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar is converted into the Judgment Currency for the purposes of such judgment or order and (ii) the spot rate of exchange in The City of New York at which the holder on the date of payment of such judgment is able to purchase U.S. dollars with the amount of the Judgment Currency actually received by such holder. This indemnification will constitute a separate and independent obligation of the Company and will continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term spot rate of exchange includes any premiums and costs of exchange payable in connection with the purchase of, or conversion into, U.S. dollars.

Concerning the Trustee

The holders of a majority in aggregate principal amount of the Notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee by the Indenture, provided that such direction does not conflict with any rule of law or with the Indenture.

In case an Event of Default shall occur (and shall not have been cured or waived), the Trustee will be required to exercise its powers with the degree of care and skill of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of Notes, unless they shall have offered to the Trustee reasonable security or indemnity.

Governing law; submission to jurisdiction

The Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York.

The Company has irrevocably submitted to the jurisdiction of the courts of any New York State or United States federal court sitting in the City of New York with respect to any legal suit, action or proceeding arising out of or based upon the Indenture or the Notes.

Book-entry; delivery and form

Summary of provisions relating to Notes in Global form

The certificates representing the Notes will be issued in fully registered form without interest coupons. Notes sold in offshore transactions in reliance on Regulation S under the Securities Act will initially be represented by one or more permanent global Notes in definitive, fully registered form without interest coupons (each a "Regulation S Global Note") and will be deposited with the Trustee as custodian for, and registered in the name of, a nominee of DTC for the accounts of its participants, including Euroclear and Clearstream. Prior to the 40th day after the later of the commencement of the offering of the Notes and the date of the Indenture, any resale or other transfer of such interests to US persons shall not be permitted unless such resale or transfer is made pursuant to Rule 144A or Regulation S and in accordance with the certification requirements described below.

Notes sold in reliance on Rule 144A will be represented by one or more permanent global Notes in definitive, fully registered form without interest coupons (each, a "Rule 144A Global Note" and, together with the Regulation S Global Note, the "Global Notes") and will be deposited with the Trustee as custodian for, and registered in the name of a nominee of, DTC. Beneficial interests in a Rule 144A Global Note may be transferred to a person who takes delivery in the form of an interest in a Regulation S Global Note only upon receipt by the Trustee of written certifications (in the form(s) provided in the Indenture) and pursuant to the transfer restrictions related to a Rule 144A Global Note as described in this Offering Circular.

Each Global Note (and any Notes issued in exchange therefor) will be subject to certain restrictions on transfer set forth therein described under "Transfer Restrictions". Except in the limited circumstances described below under "—Summary of Provisions Relating to Certificated Notes", owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Certificated Notes (as defined below).

Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Qualified Institutional Buyers may hold their interests in a Rule 144A Global Note directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

Investors may hold their interests in a Regulation S Global Note directly through Euroclear or Clearstream, if they are participants in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold interests in the Regulations S Global Notes on behalf of their participants through DTC.

So long as DTC, or its nominee, is the registered owner or Noteholder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or Noteholder of the Notes

represented by such Global Note for all purposes under the Indenture and the Notes. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to these provided for under the Indenture and, if applicable, those of Euroclear and Clearstream.

Payments of the principal of, and interest on, a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to suet beneficial ownership interests.

The Company expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Cross-market transfers between persons holding, directly or indirectly through DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by the relevant European depositary; however, those cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the relevant European depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the European depositaries.

Because of time zone differences, credits of securities received in Euroclear or Clearstream as a result of a transaction with a person that does not hold the Notes through Euroclear or Clearstream will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Those credits or any transactions in those securities settled during that processing will be reported to the relevant Euroclear or Clearstream participants on that business day. Cash received in Euroclear or Clearstream as a result of sales of securities by or through a Euroclear participant or a Clearstream participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

The Company expects that DTC will take any action permitted to be taken by a Noteholder (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in a Global Note is credited and only

in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC will exchange the applicable Global Note for Certificated Notes, which it will distribute to its participants and which may be legended as set forth under the heading "Transfer Restrictions".

The Company understands that DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates and certain other organizations. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions among Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including, securities lending and borrowing, and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the "Euroclear Operator"), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the "Euroclear Clearance System"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Euroclear Clearance System. The Euroclear Clearance System establishes policies for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with Euroclear participants, either directly or indirectly. Euroclear is an indirect participant in DTC. The Euroclear Operator is a Belgian bank. The Belgian Banking Commission and the National Bank of Belgium regulates the Euroclear Operator.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfer of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

Distributions with respect to the Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions.

Clearstream advises that it is incorporated under the laws of Luxembourg and licensed as a bank and professional depositary. Clearstream holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to its participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. Clearstream has established an electronic bridge with Euroclear Bank S.A./N.V., the operator of the Euroclear System, to facilitate the settlement of trades between Clearstream and Euroclear. As a registered bank in Luxembourg, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. In the United States, Clearstream customers are limited to securities brokers and dealers and banks, and may include the Initial Purchasers of the notes. Other institutions that maintain a custodial relationship with a Clearstream customer may obtain indirect access to Clearstream. Clearstream is an indirect participant in DTC.

Distributions with respect to Notes held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures.

Although DTC, Euroclear and Clearstream are expected to follow the foregoing procedures in order to facilitate transfers of interests in a Global Note among participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

Summary of provisions relating to Certificated Notes

If DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by the Company within 90 days, or if there shall have occurred and be continuing an Event of Default (as described above) with respect to the Notes, the Company will issue Certificated Notes in exchange for the Global Notes. Certificated Notes delivered in exchange for beneficial interests in any Global Note will be registered in the names, and issued in denominations of $100,000 or integral multiples of $1,000 in excess thereof, requested by or on behalf of the DTC or successor depositary (in accordance with its customary procedures). Holders of an interest in the Global Notes may receive Certificated Notes, which may bear the legend referred to under "Transfer Restrictions", in accordance with DTC's rules and procedures in addition to those provided for under the Indenture.

Except in the limited circumstances described above, owners of interests in the Global Notes will not be entitled to receive physical delivery of individual definitive certificates. The Notes are not issuable in bearer form.

Subject to such transfer restrictions, the holder of a Certificated Note bearing such a legend may transfer or exchange such Notes in whole or in part by surrendering them to the Trustee. Prior to any proposed transfer of Notes in certificated form, the holder may be required to provide certifications and other documentation to the Trustee as described above. In the case of a

transfer of only part of a Note, the original principal amount of both the part transferred and the balance not transferred must be in authorized denominations, and new Notes will be issued to the transferor and transferee, respectively, by the Trustee. Upon the transfer, exchange or replacement of Certificated Notes not bearing the legend described above, the Trustee will deliver Certificated Notes that do not bear such legend.

Upon the transfer, exchange or replacement of Certificated Notes bearing the legend described above, or upon a specific request for removal of the legend from such Certificated Note, the Trustee will deliver only Certificated Notes bearing such legend or will refuse to remove such legend, as the case may be, unless there is delivered to the Company such satisfactory evidence, which may include an opinion of legal counsel of recognized standing, as may be reasonably required by the Company that neither the legend nor the restrictions on transfer set forth therein are required to ensure compliance with the provisions of the Securities Act.

Payment of principal and interest in respect of the Certificated Notes shall be payable at the office of agency of the Company in the City of New York which shall initially be the corporate trust office of the Trustee, at 4 New York Plaza, 15th Floor, New York, New York or at the office of the London Paying Agent (which shall initially be JPMorgan Chase Bank, N.A., London Branch), provided that at the option of the Company, payment may be made by wire transfer, direct deposit or check mailed to the address of the holder entitled thereto as such address appears in the Note register.

As long as the Notes remain outstanding, the Company agrees that, on the implementation of the European Union savings tax Directive (as defined under "—Additional Amounts"), which the ECOFIN Council decided at its meeting on June 3, 2003, should be implemented to the extent legally possible, it will ensure that it maintains a paying agent for the Notes in a member state of the European Union that is not obligated to withhold or deduct tax pursuant to that Directive.

The Certificated Notes, at the option of the Noteholder and subject to the restrictions contained in the Notes and in the Indenture, may be transferred or exchanged, upon surrender or exchange or registration for transfer at the office of the Trustee or at the office of the London Transfer Agent. Any Certificated Note surrendered for exchange or presented for registration of transfer shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Trustee, duly endorsed by the holder thereof or his attorney duly authorized in writing. Notes issued upon such transfer will be executed by the Company and authenticated by the Trustee, registered in the name of the designated transferee or transferees and delivered at the office of the Trustee or mailed, at the request, risk and expense of, and to the address requested by, the designated transferee or transferees.

Taxation

Japanese taxation

The information in this section entitled "Japanese taxation" is provided for the convenience only of investors, who are advised to consult their own legal, tax, accountancy or other professional advisers in order to ascertain their particular circumstances regarding taxation. The statements below are general in nature and are based on certain aspects of current tax laws in Japan. Neither such statements nor any other statements in this Offering Circular are to be regarded as advice on the tax position of any beneficial owner of the Notes (a "beneficial owner") or any person purchasing, selling or otherwise dealing in the Notes or any tax implication arising from the purchase, sale or other dealings in respect of the Notes. Prospective purchasers of the Notes should consult their own professional tax advisers about their tax position and any tax implications with respect to the Notes.

Gains derived from the sale outside Japan of Notes by a non-resident of Japan or a non-Japanese corporation not having a permanent establishment in Japan are generally not subject to Japanese income or corporate taxes. Japanese inheritance and gift taxes at progressive rates may be payable by an individual, wherever resident, who has acquired Notes as legatee, heir or donee.

No stamp, issue, registration or similar taxes or duties will, under present Japanese law, be payable in Japan by beneficial owners in connection with the issue of the Notes.

The following description of Japanese taxation (limited to national taxes) applies exclusively to interest on the Notes and the difference between the issue price of the Notes and the amount that the beneficial owner receives upon redemption of the Notes (the "Issue Differential"). It is not intended to be exhaustive and prospective investors are recommended to consult their tax advisers as to their exact tax position.

If a beneficial owner that receives interest on the Notes is a non-resident of Japan or a non-Japanese corporation with no permanent establishment within Japan or with a permanent establishment within Japan but where the receipt of the interest under the Notes is not attributable to the business carried on within Japan by the recipient through such permanent establishment, no Japanese income tax or corporate tax is payable with respect to such interest whether by way of withholding or otherwise, provided that such beneficial owner complies with certain requirements, inter alia:

- if the relevant Notes are held through certain participants in an international clearing organization such as Euroclear and Clearstream, Luxembourg, DTC or certain financial intermediaries prescribed by the Special Taxation Measures Law (Law No. 26 of 1957) (as amended) and the relevant cabinet order thereunder (together with the ministerial ordinance and other regulation thereunder, the "Law") (each, a "Participant"), the requirement to provide certain information prescribed by the Law to enable the Participant to establish that the beneficial owner is exempt from the requirement for Japanese income tax to be withheld or deducted (the "Exemption Information"); and
- if the relevant Notes are not held by a Participant, the requirement to submit to the relevant Paying Agent a claim for exemption from withholding tax (*Hikazei Tekiyo Shinkokusho*) (the "Claim for Exemption"), together with certain documentary evidence.

Failure to comply with such requirements described above will result in the withholding by the Company of income tax at the rate of 15% unless a lower rate or exemption is applicable under the relevant tax treaty between Japan and the beneficial owner's country of residence. Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, generally to 10%, with, inter alia, Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States of America, and an exemption may be available subject to satisfaction of certain conditions under the treaty with the United States of America. In order to avail themselves of such reduced rate or exemption, non-residents of Japan or non-Japanese corporations which are entitled to a reduced rate of withholding tax or exemption from withholding tax on payment of interest by the Company are required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Interest in advance through the Company to the relevant tax authority before payment of interest.

If a beneficial owner that receives interest on the Notes is a Japanese bank, Japanese insurance company, Japanese securities company or other Japanese financial institution falling under certain categories prescribed by the relevant Cabinet Order under Article 6, Paragraph 8 of the Special Taxation Measures Law (each a "Designated Financial Institution") and such beneficial owner complies with the requirement, inter alia, to provide the Exemption Information or to submit the Claim for Exemption, no income tax will be imposed, either by way of withholding or otherwise, but the beneficial owner will be subject to regular corporate tax with respect to such interest.

If a beneficial owner that receives interest on the Notes is a non-resident of Japan or a non-Japanese corporation with a permanent establishment within Japan and the receipt of interest is attributable to the business of such non-resident or non-Japanese corporation carried on within Japan through such permanent establishment, such interest will not be subject to a 15% withholding tax by the Company; provided, however, that the beneficial owner may be required to provide the Exemption Information or to submit the Claim for Exemption as set out above. Failure to comply with such requirement will result in the withholding by the Company of income tax at the rate of 15%, since the Company is not in a position to know in advance whether the receipt of interest by the beneficial owner is attributable to the business of such beneficial owner carried on within Japan through such beneficial owner's permanent establishment in Japan. The amount of such interest will then be included in the beneficial owner's other Japanese source income which is subject to Japanese taxation and will be subject to normal income tax or corporate tax, as appropriate.

If a beneficial owner that receives interest on the Notes who is a resident of Japan or a Japanese corporation (other than Japanese banks, Japanese insurance companies, Japanese securities companies or other Japanese financial institutions falling under certain categories prescribed by the relevant Cabinet Order under Article 3-3, Paragraph 6 of the Special Taxation Measures Law (each a "Specified Financial Institution") or Japanese public corporations (each a "Public Corporation") designated by the relevant law which comply with the requirement as referred to in the next paragraph) receives payments of interest through certain Japanese payment handling agents (each a "Japanese Payment Handling Agent"), income tax at the rate of 15% will be withheld by the Japanese Payment Handling Agent rather than the Company. As the Company is not in a position to know in advance the beneficial owner's status, any beneficial owner of interest falling within this category should inform the Company through a Paying Agent of its

status in a timely manner. Failure to so inform may result in double withholding. Any individual beneficial owner being a resident in Japan that receives interest under the Notes through a Japanese Payment Handling Agent will be taxed in Japan on such interest separately from his/her other income and only by way of withholding of the foregoing withholding tax, as far as the national level income taxes are concerned. In the case of beneficial owners who are individual residents of Japan (other than those referred to in the immediately preceding sentence) or Japanese corporations (referred to in the beginning of this paragraph), the amount of interest received by any such beneficial owner will be included in such beneficial owner's gross income and subject to normal income tax or corporate tax, as appropriate.

If a beneficial owner that receives interest on the Notes is a Public Corporation or Specified Financial Institution that keeps its Notes deposited with, and receives the interest through, a Japanese Payment Handling Agent with custody of the Notes (the "Japanese Custodian") and such beneficial owner submits through such Japanese Custodian to the competent tax authority the report prescribed by the Law, no income tax is levied, by way of withholding or otherwise, on such portion of interest as is prescribed by the relevant Cabinet Order as that which is corresponding to the period the Notes were held by such beneficial owner, but if the beneficial owner is a Specified Financial Institution, the beneficial owner will be subject to normal corporate tax with respect to such interest. However, since the Company is not in a position to know in advance the beneficial owner's withholding tax exemption status, the beneficial owner of interest falling within this category should inform the Company through a Paying Agent of its status in a timely manner. Failure to so notify the Company may result in the withholding by the Company of a 15% income tax. Any amount of interest received by such Public Corporation or Specified Financial Institution in excess of the non-taxable portion described above is subject to a 15% income tax to be withheld by the Japanese Custodian.

If a beneficial owner who is a resident of Japan or a Japanese corporation (except for a Designated Financial Institution which complies with the requirements described above) receives interest on the Notes other than through a Japanese Payment Handling Agent, income tax at the rate of 15% will be withheld by the Company.

If a beneficial owner is a resident of Japan or a Japanese corporation that receives any Issue Differential with respect to a Note, such Issue Differential will not be subject to any withholding tax but will be included in the recipient's gross income and be subject to normal income tax or corporate tax, as appropriate.

If a beneficial owner that receives any Issue Differential with respect to Notes is a non-resident of Japan or a non-Japanese corporation having no permanent establishment within Japan or having a permanent establishment within Japan but the receipt of such Issue Differential is not attributable to the business carried on within Japan by such non-resident or non-Japanese corporation through such permanent establishment, no income tax or corporate tax is payable with respect to such Issue Differential. If the receipt of such Issue Differential is attributable to the business of any such non-resident or non-Japanese corporation carried on within Japan through a permanent establishment maintained by it within Japan, such Issue Differential will not be subject to any withholding tax but will be included in the beneficial owner's other Japanese source income which is subject to Japanese taxation and subject to normal income tax or corporate tax, as appropriate.

U.S. federal income taxation

The following is a discussion of certain U.S. federal income tax consequences of purchasing, owning and disposing of Notes, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person's decision to acquire such securities. This discussion only applies to U.S. Holders (as defined below) who hold Notes as capital assets for U.S. federal income tax purposes and acquired such Notes pursuant to the Offering at the "issue price", which will equal the first price to the public, not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers, at which a substantial amount of the Notes is sold for money. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to a holder in light of the holder's particular circumstances or to holders subject to special rules, such as:

- certain financial institutions;
- insurance companies;
- dealers and traders in securities or foreign currencies;
- persons holding Notes as part of a hedge, straddle, conversion or other integrated transaction;
- persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
- partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
- persons liable for the alternative minimum tax;
- tax-exempt organizations; or
- persons carrying on a trade or business in Japan through a permanent establishment.

This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. Prospective purchasers should consult their own tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of purchasing, owning and disposing of Notes in their particular circumstances.

As used herein, the term "U.S. Holder" means a beneficial owner of a Note that is, for U.S. federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Payments of interest

It is expected that the Notes will be issued with no more than a de minimis amount of original issue discount for U.S. federal income tax purposes. Accordingly, interest paid on a Note (including any additional amounts) will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the holder's method of accounting for U.S. federal income tax purposes. Interest income earned by a U.S. Holder with respect to a Note will constitute foreign-source income for U.S. federal income tax purposes, which may be relevant to a holder in calculating the holder's foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.

Sale, exchange or other disposition of the Notes

Upon the sale, exchange or other disposition of a Note, a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or other disposition and the holder's adjusted tax basis in the Note. For these purposes, the amount realized does not include any amount attributable to accrued interest. Amounts attributable to accrued interest are treated as interest as described under "Payments of Interest" above.

Gain or loss realized on the sale, exchange or other disposition of a Note will generally be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or other disposition the Note has been held for more than one year. Gain or loss will generally be U.S.-source income for purposes of computing a U.S. Holder's foreign tax credit limitation.

Information reporting and backup withholding

Payment of interest and proceeds from the sale of a Note that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and to backup withholding unless the U.S. Holder is a corporation or other exempt recipient, or in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Transfer restrictions

Offers and sales

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold in the United States except pursuant to an effective registration statement or in a transaction not subject to the registration requirements under the Securities Act or in accordance with an applicable exemption from the registration requirements thereof. Accordingly, the Notes are being offered and sold hereunder only (i) in the United States or to U.S. persons (as defined under Regulation S), to QIBs pursuant to Rule 144A and (ii) outside the United States to persons other than U.S. persons in offshore transactions in reliance upon Regulation S.

Regulation S Global Notes

Each purchaser of the Regulation S Global Notes will be deemed to have represented and agreed that it understands that (terms used in this paragraph that are defined in Rule 144A or Regulation S are used herein as defined therein):

1. Until the 41st day after the later of the commencement of the Offering or the date of the original issuance of the Notes, the Regulation S Global Notes will bear a legend to the following effect:

> THE NOTES EVIDENCED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED ("THE SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY JURISDICTION AND, ACCORDINGLY, MAY NOT BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHIN THE UNITED STATES OR TO A U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT) EXCEPT PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT. THE COMPANY HAS AGREED THAT THIS LEGEND SHALL BE DEEMED TO HAVE BEEN REMOVED ON THE 41ST DAY FOLLOWING THE LATER OF THE COMMENCEMENT OF THE OFFERING OF THE NOTES AND THE FINAL DELIVERY DATE WITH RESPECT THERETO.

2. With respect to any transfer of interests in Regulation S Global Notes (A) on or prior to the 40th day after the later of the commencement of the Offering or the date of original issuance of the Notes if to a transferee who takes delivery in the form of an interest in the 144A Global Notes, the Trustee will require written certification (in the form(s) provided in the Indenture) (a) from the transferee or transferor, as the case may be, to the effect that such transferee (i) is purchasing the Notes for its own account or for accounts as to which it exercises sole investment discretion and that it and, if applicable, each such account is a QIB, and (ii) agrees to comply with the restrictions on transfer set forth under Transfer Restrictions and (b) from the transferor to the effect that the transfer was made in a transaction meeting the requirements of Rule 144A and in accordance with any applicable securities laws of any state of the United States or other jurisdiction and (B) after such 40th day, the certifications contemplated by clause (a)(i) and clause (b) of the preceding sentence shall no longer be required, but the transferee will still be required to certify as provided by clause (a)(ii).

3. It acknowledges that the Company, the Initial Purchasers and others will rely upon the truth and accuracy of the foregoing acknowledgments, representations and agreements, and agrees that if any of the acknowledgments, representations or agreements deemed to have been made by it by its purchase of Notes are no longer accurate, it will promptly notify the Company and the

Initial Purchasers. If it is acquiring any Notes as a fiduciary or agent for one or more investor accounts, it represents that it has sole investment discretion with respect to each such account and it has full power to make the foregoing acknowledgments, representations and agreements on behalf of each such account.

Rule 144A Global Notes

Each purchaser of the Rule 144A Global Notes will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A or in Regulation S are used herein as defined herein):

1. It is acquiring such Notes for its own account or an account or accounts with respect to which it exercises sole investment discretion and that it or each such account is a QIB and is aware that the sale to it is being made in reliance on Rule 144A.

2. It understands and agrees that such Notes are being offered only in a transaction not involving any public offering within the meaning of the Securities Act, and that any resale, pledge or transfer of such Notes on which the legend set forth below appears, may be made only (i) to the Company, (ii) to a person who the seller and any person acting on its behalf reasonably believes is a QIB, in transaction meeting the requirements of Rule 144A, (iii) in an offshore transaction meeting the requirements of Rule 904 of Regulation S under the Securities Act, (iv) pursuant to an exemption from registration under the Securities Act provided by Rule 144 under the Securities Act (if available), or (v) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.

3. The Initial Purchasers will, and each subsequent Noteholder is required to, notify any purchaser of such Notes from it of the resale restrictions referred to in paragraph 2, above, if then applicable.

4. It understands and agrees that (A) the Notes initially offered to QIBs in reliance on Rule 144A will be represented by Rule 144A Global Notes; and (B) with respect to any transfer of any interest in Rule 144A Global Notes, (i) if to transferees that take delivery in the form of interests in Rule 144A Global Notes, the Trustee will not require any written certification from the transferor or the transferee, and (ii) if to transferees that take delivery in the form of interests in Regulation S Global Notes, the Trustee will require written certification from the transferor (in the form(s) provided in the Indenture) to the effect that such transfer is being made in accordance with Regulation S or Rule 144 and that, if such transfer occurs on or prior to 40th day after the later of the commencement of the offering of the Notes or the date of original issuance of the Notes, the interest transferred will be held immediately thereafter through Euroclear or Clearstream.

5. It understands that the Rule 144A Global Notes will bear a legend to the following effect unless otherwise agreed by the Company:

> THIS NOTE HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAW. THE HOLDER HEREOF, BY PURCHASING THIS NOTE, (A) REPRESENTS THAT IT IS A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) AND (B) AGREES FOR THE BENEFIT OF AIFUL CORPORATION (THE "COMPANY")

THAT THIS NOTE MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY IN COMPLIANCE WITH THE SECURITIES ACT AND OTHER APPLICABLE LAWS AND ONLY (1) TO THE COMPANY, (2) PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("RULE 144A") TO A PERSON THAT THE HOLDER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER WHOM THE HOLDER HAS INFORMED, IN EACH CASE, THAT THE REOFFER, RESALE, PLEDGE OR THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (3) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (4) PURSUANT TO AN EXEMPTION FROM REGISTRATION IN ACCORDANCE WITH RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), OR (5) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, PROVIDED THAT, AS A CONDITION TO THE REGISTRATION OF THE TRANSFER THEREOF, THE COMPANY OR THE TRUSTEE MAY REQUIRE THE DELIVERY OF ANY DOCUMENTS, INCLUDING AN OPINION OF COUNSEL, THAT IT, IN ITS SOLE DISCRETION, MAY DEEM NECESSARY OR APPROPRIATE TO EVIDENCE COMPLIANCE WITH SUCH EXEMPTION. THE HOLDER HEREOF, BY, PURCHASING OR ACCEPTING THIS NOTE, REPRESENTS AND AGREES FOR THE BENEFIT OF THE COMPANY THAT IT WILL NOTIFY ANY PURCHASER OF THIS NOTE FROM THE HOLDER OF THE RESALE RESTRICTIONS REFERRED TO ABOVE.

6. It acknowledges that the Company, the Initial Purchasers and others will rely upon the truth and accuracy of the foregoing acknowledgments, representations and agreements, and agrees that if any of the acknowledgments, representations or agreements deemed to have been made by it by its purchase of Notes are no longer accurate, it will promptly notify the Company and the Initial Purchasers. If it is acquiring any Notes as a fiduciary or agent for one or more investor accounts, it represents that it has sole investment discretion with respect to each such account and it has full power to make the foregoing acknowledgments, representations and agreements on behalf of each such account. For further discussion of the requirements (including the presentation of transfer certificates) under the Indenture to effect exchanges or transfers of interests in Global Notes, see "Description of the Notes—Book Entry; Delivery and Form".

The Company recognizes that none of DTC, Euroclear nor Clearstream in any way undertakes to, and none of DTC, Euroclear nor Clearstream shall have any responsibility to, monitor or ascertain the compliance of any transactions in the Notes with any exemptions from registration under the Securities Act or any other state or federal securities law.

Plan of distribution

The Company intends to offer the Notes through the Initial Purchasers. Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and Nomura International plc are acting as representatives for the Initial Purchasers named below. Subject to the terms and conditions contained in a purchase agreement dated February 9, 2005 between the Company and the Initial Purchasers, the Company has agreed to sell to the Initial Purchasers, and the Initial Purchasers have severally agreed to purchase, the principal amount of the Notes listed opposite their names below:

Initial Purchasers	Principal Amount
Deutsche Bank Securities Inc.	$200,000,000
J.P. Morgan Securities Inc.	200,000,000
Nomura International plc	50,000,000
Citigroup Global Markets Inc.	12,500,000
Goldman, Sachs & Co.	12,500,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	12,500,000
Morgan Stanley & Co. Incorporated	12,500,000
Total	$500,000,000

The Initial Purchasers have agreed, severally and not jointly, to purchase all of the Notes being sold pursuant to the purchase agreement if any of the Notes are purchased. If an Initial Purchaser defaults, the purchase agreement provides that the purchase commitments of the non-defaulting Initial Purchasers may be increased or the purchase agreement may be terminated.

The Initial Purchasers have advised the Company that they propose initially to offer the Notes at the price listed on the cover page of this Offering Circular. After the initial offering of the Notes, the offering price may from time to time be varied by the Initial Purchasers.

The Company has agreed to indemnify the Initial Purchasers against certain liabilities, or to contribute to payments the Initial Purchasers may be required to make in respect of those liabilities.

The Initial Purchasers are offering the Notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Notes, and other conditions contained in the purchase agreement, such as the receipt by the initial purchasers of officer's certificates and legal opinions. The Initial Purchasers reserve the right to withdraw, cancel or modify offers to investors and to reject orders in whole or in part.

The Notes are new issues of securities with no established trading market. The Notes are expected to be listed on the London Stock Exchange. The Initial Purchasers are not obligated to make a market in the Notes and accordingly, no assurance can be given as to the liquidity of, or trading market for, the Notes. In connection with the offering, J.P. Morgan Securities Inc. (or any person acting for it), acting for the benefit of the Initial Purchasers, may purchase and sell Notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves sales of Notes in excess of the principal amount of the Notes to be purchased in the offering, which creates a short position. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions created. Stabilizing transactions consist of certain bids or purchases of Notes made for the purpose of pegging, fixing or maintaining the price of the Notes.

J.P. Morgan Securities Inc. (or any person acting for it), acting for the benefit of the Initial Purchasers, may impose a penalty bid. Penalty bids permit J.P. Morgan Securities Inc. (or any person acting for it) to reclaim selling concessions from a syndicate member when it, in covering short positions or making stabilizing purchases, repurchase Notes originally sold by that syndicate member.

Any of these activities may cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the London Stock Exchange, in any over-the-counter market or otherwise outside of Japan and, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

Nomura International plc will use a U.S. registered broker-dealer for any offers or sales inside the United States to QIBs.

Selling restrictions

General

No action has been or will be taken in any jurisdiction that would permit a public offering of the Notes, or the possession, circulation or distribution of this Offering Circular or any amendment or supplement to this Offering Circular, in any country or jurisdiction where action for any such purposes is required. Accordingly, the notes may not be offered or sold, directly or indirectly, and neither this Offering Circular nor any other offering material or advertisements in connection with the Notes may be distributed or published, in or from any country or jurisdiction except under circumstance that will result in compliance with applicable laws and regulations.

Each Initial Purchaser has agreed that it will, to the best of its knowledge, comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells or delivers Notes or has in its possession or distributes this Offering Circular and none of the Company or any Initial Purchaser shall have any responsibility therefor.

United States

The Initial Purchasers propose to offer the Notes for resale in transactions not requiring a registration under the U.S. Securities Act of 1933 or applicable state securities laws, including sales pursuant to Rule 144A. The Initial Purchasers will not offer or sell the Notes except:

- to persons they reasonably believe to be qualified institutional buyers, or
- pursuant to offers and sales to non-U.S. persons that occur outside the United States within the meaning of Regulation S.

In addition, until 40 days after the commencement of this offering, an offer or sale of the Notes within the U.S. by a dealer (whether or not participating in this offering) may violate the registrations requirements of the U.S. Securities Act of 1933 if such offer or sale is made otherwise than in accordance with Rule 144A.

Notes sold pursuant to Regulation S may not be offered or resold in the Unites States or to U.S. persons (as defined in Regulation S), except under an exemption form the registration requirements of the U.S. Securities Act of 1933 under a registration statement declared effective under the U.S. Securities Act of 1933.

Each purchaser of the Notes will be deemed to have made acknowledgements, representations and agreements as described under "Selling Restrictions".

United Kingdom

Each Initial Purchaser has represented and agreed that:

- it has not offered or sold and, prior to the admission of the Notes to listing in accordance with Part VI of the FSMA, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of the businesses or otherwise in circumstances which have not resulted and will not result in an offer to sell to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995,

- it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply in respect of the Company; and

- it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The Netherlands

Each Initial Purchaser has represented and agreed that the Notes may not be offered, sold, transferred or delivered in or from The Netherlands as part of their initial distribution or at any time thereafter and neither the Offering Circular nor any other documents in respect of the Offering may be distributed in or from The Netherlands other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities).

Italy

The Notes may not be offered, sold or delivered, directly or indirectly, in the Republic of Italy as part of the initial distribution of the Notes.

Singapore

Each Initial Purchaser has represented and agreed that:

- this Offering Circular has not been registered as a prospectus with the Monetary Authority of Singapore, and

- this Offering Circular and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act (the "SFA"), Chapter 289 of Singapore, (2) to a sophisticated

investor, and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Hong Kong

Each Initial Purchaser has represented and agreed that:

- it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (i) to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or (ii) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and
- it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law and will be subject to the Special Taxation Measures Law. Accordingly, each of the Initial Purchasers has represented and agreed that (i) it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to, or for the benefit of, any resident of Japan (which term as used in this item (i) means any person resident of Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and governmental guidelines of Japan; and (ii) it has not, directly or indirectly, offered or sold and will not, (a) as part of its distribution at any time and (b) otherwise until forty days after the date of issue of the Notes, directly or indirectly offer or sell the Notes in Japan or to, or for the benefit of, any resident of Japan (which terms as used in this item (ii) means any person resident in Japan, including any corporation or other entity organized under the laws of Japan but excluding certain financial institutions defined in Article 6, paragraph 8 of the Special Taxation Measures Law and any other excluded category of persons, corporations or other entities under the Special Taxation Measures Law) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan, in compliance with Article 6 of the Special Taxation Measures Law and any other applicable laws, regulations and governmental guidelines of Japan.

Other relationships

Some of the Initial Purchasers and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with the Company and its subsidiaries and affiliates.

J.P. Morgan Securities Inc. ("JPMorgan") will make the Notes available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Corporation, an Internet-based communications technology provider. Market Axess Corporation is providing the system as a conduit for communications between JPMorgan and its customers and is not party to any transactions. Market Axess Corporation, a registered broker-dealer, will receive compensation from JPMorgan based on transactions JPMorgan conducts through the system. JPMorgan will make the Notes available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

Legal matters

Certain legal matters with respect to the Offering will be passed upon for the Initial Purchasers as to U.S. federal and New York state law by Davis Polk & Wardwell and for the Company as to Japanese law by Nagashima Ohno & Tsunematsu.

Independent auditors

The consolidated and non-consolidated financial statements of the Company as of and for the years ended March 31, 2003 and 2004, included in this Offering Circular have been audited by Deloitte Touche Tohmatsu (a Japanese member firm of Deloitte Touche Tohmatsu, Swiss Verein) and Shimbashi & Co., independent auditors, as stated in their reports appearing herein.

General information

1. The listing of the Notes on the London Stock Exchange will be in U.S. dollars expressed as a percentage of their principal amount. Transactions will normally be effected for settlement in U.S. dollars and for delivery on the fifth working day after the date of the transaction. It is expected that approval for listing on the London Stock Exchange will be granted for the Notes on February 15, 2005, subject only to the issue of the Global Notes. Prior to the official listing, however, dealings in the Notes will be permitted by the London Stock Exchange in accordance with its rules.

2. The Notes have been accepted for clearance through Clearstream and Euroclear with a Common Code of 021273929 for the Rule 144A Notes and 021273902 for the Regulation S Notes. The International Securities Identification Number is US00873NAA19 for the Rule 144A Notes and USJ00557CG11 for the Regulation S Notes. The CUSIP Number is 00873NAA1 for the Rule 144A Notes and J00557CG1 for the Regulation S Notes. Application has also been made for acceptance of the Notes into DTC's book-entry settlement system.

3. The Company has obtained all necessary consents, approvals and authorizations in connection with the issue and performance of the Notes. The issue of the Notes was authorized by the Board of Directors of the Company on January 17, 2005.

4. Except as disclosed in this document, there has been no material adverse change in the financial position or prospects of the Company and its subsidiaries since March 31, 2004, being the date as of which the latest audited financial statements of the Company have been published. Except as disclosed in this document, there has been no significant change in the financial or trading position of the Company and its subsidiaries since December 31, 2004, being the date as of which the latest unaudited interim financial statements of the Company have been published.

5. Copies of the latest annual report containing audited annual consolidated financial statements in English of the Company may be obtained, and copy of the Indenture will be available for inspection, at the specified office of the Trustee during normal business hours, so long as any of the Notes are outstanding.

6. Neither the Company nor any of the Company's subsidiaries is or has been involved in any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position of the Company and the Company's subsidiaries taken as a whole, nor is the Company aware that any such proceedings are pending or threatened.

7. Deloitte Touche Tohmatsu (a Japanese member firm of Deloitte Touche Tohmatsu, Swiss Verein) and Shimbashi & Co., independent auditors, have audited the non-consolidated and consolidated financial statements of the Company without qualification for each of the three years ended March 31, 2002, 2003 and 2004.

8. Copies of the following documents may be inspected on any weekday (Saturdays and public holidays excepted) during usual business hours at JPMorgan Chase Bank, N.A., London Branch, for a period of 14 days from the date of this Offering Circular: (a) the Articles of Incorporation and the Regulations of the Board of Directors of the Company (together with an English translation); (b) the audited non-consolidated and consolidated financial statements of the Company including the auditor's report appertaining thereto for the financial years ended March 31, 2002, 2003 and 2004; (c) the unaudited interim consolidated financial statements of

the Company as of and for the six months ended September 30, 2003 and 2004 and the unaudited nine-month consolidated financial statements of the Company as of and for the nine months ended December 31, 2003 and 2004; (d) the purchase agreement; and (e) the Indenture (including the form of the Global Notes).

9. Deloitte Touche Tohmatsu (a Japanese member firm of Deloitte Touche Tohmatsu, Swiss Verein) and Shimbashi & Co., independent auditors, have given and have not withdrawn their consent to the inclusion herein of their reports and references thereto and their names in the form and context in which they appear and have authorized the contents of that part of the Listing Particulars for the purpose of Regulation 6(1)(e) of the Financial Services Act and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

10. The Company and any of its subsidiaries and affiliates may at any time purchase Notes in the open market or otherwise at any price. Any purchase by tender shall be made available to all holders alike.

11. Under New York law, claims arising from non-payment of principal and interest on the Notes will be barred after six years from the relevant due date for payment in respect thereof, which, in respect of the principal, is February 16, 2016.

12. The paying agent in the United Kingdom is JPMorgan Chase Bank, N.A., London Branch.

13. As long as the Notes are listed on the London Stock Exchange, the Company will maintain a paying agent having a specified office in London.

14. The EU Transparency Directive is currently being finalized and may be implemented in the United Kingdom with an effect that is unduly burdensome for the Company. In particular, the Company may be required to publish financial statements in the EU prepared in accordance with, or reconciled to, International Financial Reporting Standards. The Company currently prepares its accounts in accordance with accounting principles generally accepted in Japan. If the Company, having used its best efforts, can no longer maintain the listing of the Notes on the Official List and the trading of the Notes on the London Stock Exchange, or if the provisions of the EU Transparency Directive as adopted would require the Company to prepare and disclose financial statements in accordance with International Financial Reporting Standards, the Company may delist the Notes from the Official List and will use its best efforts promptly to obtain and thereafter maintain the admission to listing, trading and/or quotation of the Notes with such other listing authorities, stock exchanges and/or quotation systems as it may decide.

15. The Company was incorporated with number 1300-01-000082 on February 1, 1978 as a joint stock company (*kabushiki kaisha*) under the Commercial Code of Japan (Law No. 48 of 1899) under the name of Marutaka Co., Ltd and registered on the Commercial Register in Japan at Kyoto. The Company changed its name to AIFUL Corporation on May 1, 1982.

Summary of certain significant differences between Japanese GAAP and U.S. GAAP

The Financial Statements have been prepared in conformity with Japanese GAAP, which differs from U.S. GAAP in certain respects.

Certain significant differences between Japanese GAAP and U.S. GAAP are summarized below. However, the Company has not prepared a reconciliation of its Financial Statements and footnote disclosure with U.S. GAAP and there may be other differences that would be applicable.

Neither the Company nor its independent auditors have carried out a reconciliation of the Financial Statements of the Company in accordance with U.S. GAAP. The matters described below cannot necessarily be expected to reveal all differences between Japanese GAAP and U.S. GAAP which are relevant to the Company. Consequently, there can be no assurance that these are the only differences in the accounting principles that could have a significant impact on the Financial Statements. Furthermore, the Company has made no attempt to identify or quantify the impact of these differences and any future differences between Japanese GAAP and U.S. GAAP as may result from prescribed changes in accounting standards. In addition, regulatory bodies that promulgate Japanese GAAP and U.S. GAAP have adopted standards to be implemented in future periods as well as significant ongoing projects that could affect future differences between Japanese GAAP and U.S. GAAP and which may affect the Financial Statements of the Company as a result of future transactions or events.

In making an investment decision, investors must rely upon their own examination of the Company, the terms of the Offering and the financial information. Potential investors should consult their own professional advisors in order to understand the differences between Japanese GAAP and U.S. GAAP and how those differences might affect the financial information included herein. The Japanese GAAP and U.S. GAAP standards summarized below have been condensed. The actual standards are complex and may include additional information necessary to fully understand the differences between Japanese GAAP and U.S. GAAP.

Consolidation of subsidiaries

Japanese GAAP requires consolidation of majority-owned companies and those companies in which the parent, directly or indirectly, is able to exercise control over operations, and application of the equity method to over 20% owned companies and those companies over which the parent has the ability to exercise significant influence, according to the control or influence concept. Japanese GAAP does not require consolidation of subsidiaries as long as the aggregate amounts of total assets, net sales, net income and retained earnings of subsidiaries are not significant compared with those of the parent and its consolidated subsidiaries.

U.S. GAAP Statement of Financial Accounting Standards ("SFAS") No. 94 requires consolidation of all entities in which the parent has a majority voting interest.

Accounting changes

Under Japanese GAAP, the effects of changes in accounting policies resulting from management decisions or changes in accounting standards are generally reflected in the statement of income during the year of the change, and are accompanied by footnote disclosures. Financial statements for previous periods are not restated.

Under U.S. GAAP, the cumulative effect, based on retroactive computation of a change in accounting principle on retained earnings at the beginning of the period during which the change is made, should be included in net income of the period of the change except as specified in other authoritative accounting pronouncements.

Allowance for doubtful loans

Japanese GAAP requires an allowance for doubtful loans to be measured, according to the management's estimate based on past credit loss experience and an evaluation of potential losses in the loans outstanding.

U.S. GAAP (SFAS No. 5, 114 and 118) requires that an impaired loan be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

Impairment in value of debt and equity securities

Available-for-sale debt and equity securities and held-to-maturity debt securities are all exposed to the risk of decline in their fair values.

Under Japanese GAAP, if the fair value of a security at a measurement date has declined by more than 50% of its cost, an impairment in book value of the security is recognized since the decline in fair value is deemed to be other than temporary unless there is strong evidence that the fair value will recover quickly and substantially from the decline. If the fair value of a security has declined by an amount ranging from 30% to 50% of its cost, the probability of recovery of fair value must be evaluated in order to determine whether an other-than-temporary impairment has occurred. The judgment of the likelihood and magnitude of a future recovery in fair value relies on management's views concerning market uncertainties, the creditworthiness of the issuers of the securities and various other factors. The decline in fair value less than 30% is generally not considered as a significant decline.

U.S. GAAP does not have any specific criteria in regards to the percentage of decline in the fair value of an investment before recording an other-than-temporary impairment. Individual debt and equity securities are written down to fair value with the resulting losses charged to operations when, in the opinion of management, a decline in estimated fair value below the cost of such securities is other than temporary. In determining if an other-than-temporary impairment on investment securities has occurred, management should consider factors such as the financial condition of the issuer, the extent of decline in fair value, the length of time that the fair value of the investment security has been below its cost and management's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. In addition, a very specific cash flow test for certain debt securities is required to determine if impairment has occurred.

Accounting for employee retirement benefits

Pension liabilities are determined by an actuarial appraisal approach under both Japanese and U.S. GAAP.

Under Japanese GAAP, unrecognized net gains or losses are amortized over a period not to exceed the average remaining service years of active employees whereas, under U.S. GAAP, they

should be amortized over the shorter of the average remaining service years of active employees or 15 years. Also, under Japanese GAAP, companies are not required to disclose the additional minimum liability or to adopt a "corridor approach" in amortizing unrecognized gains or losses, both of which are required under U.S. GAAP.

Accounting for transfer of government substitutional portion of pension liability

In April 2002, the Defined Benefit Pension Plan Law in Japan was enacted, allowing a company to return the substitutional portion of employee pension fund liabilities to the government, thereby eliminating the company's responsibility for future benefits. To return the substitutional portion, a company must obtain approval from the Ministry of Health, Labor and Welfare for the exemption from the payment of future benefits. Upon completion of the approval and transfer process, the remaining substitutional obligation and related plan assets are transferred to Japan Pension Insurance.

Under Japanese GAAP, any gain or loss on transfer of the substitutional portion is recognized on the date of completion of the transfer. As an alternative, the gain or loss on transfer of substitutional portion may be recognized when the exemption for future obligation is approved by the Ministry of Health, Labor and Welfare, if return is approved by the board of representatives of the pension fund and the pension fund has plan assets equivalent to the amount which should be transferred to the government. This alternative treatment was allowed until March 31, 2004.

Under U.S. GAAP, the termination/settlement of the substitutional portion should be accounted for on the date of completion of transfer, in accordance with FASB Emerging Issues Task Force Issue No. 03-2.

Presentation of discontinued operations

Under Japanese GAAP, there are no specific standards requiring a separate presentation of discontinued operations.

U.S. GAAP requires that the results of operations of a component of an entity that is classified as held for sale or that has been disposed of are presented as a discontinued operation, separately from continuing operations in the statements of operations.

Lease transactions

Japanese GAAP, with respect to the lessee, generally requires lease expense to be capitalized where (a) ownership is transferred from the lessor to the lessee, (b) there is a bargain purchase option, (c) the lease term is for 75% or more of the asset's estimated economic life, or (d) the present value of the minimum lease payment, discounted at the lessee's incremental borrowing rate, is greater than or equal to 90% of the fair value of the assets to the lessee at the inception of the lease. However, for a financial lease which only meets (c) or (d), the lessee may choose not to capitalize the lease obligation and may account for the lease in a manner similar to operating leases, and to disclose in a footnote the effects which would have occurred if the lease had been capitalized.

U.S. GAAP (SFAS No. 13) requires a lease which transfers substantially all of the benefits and risks of ownership to be accounted for as the acquisition of an asset and incurrence of an obligation by the lessee.

Accounting for compensated absences

Japanese GAAP is silent as to accounting for compensated absences and recognition of a liability for such items is not a general practice in Japan.

U.S. GAAP (SFAS No. 43) requires an employer to record a liability for employees' rights to receive compensation for future absences when certain conditions are met.

Stock issue costs

Japanese GAAP requires stock issue costs to be charged to income when paid or deferred and amortized by the straight-line method within a three year period.

U.S. GAAP requires stock issue costs to be charged to additional paid-in capital.

Bonuses to directors and corporate auditors

Prior to and for the year ended March 31, 2003, Japanese GAAP allowed bonuses to directors and corporate auditors to be paid solely by resolution of shareholders and required such bonuses to be charged directly to retained earnings when paid. Effective for the years ended on or after March 31, 2004, bonuses to directors and corporate auditors may be either accrued with a corresponding charge to income or charged to retained earnings when paid.

U.S. GAAP generally requires directors' compensation to be provided on an accrual basis by charges to income.

Legal and voluntary reserves

Japanese GAAP provides that an amount equivalent to at least 10 percent of cash dividends paid and bonuses to directors and corporate auditors with respect to each fiscal period must be appropriated as a legal reserve until the total amount of additional paid-in capital and such reserve equals 25% of the stated capital. This reserve may be transferred to the stated capital by the resolution of the Board of Directors or used to reduce a deficit by resolution of the shareholders. An annual appropriation of retained earnings for various purposes may be made and shown as a voluntary reserve.

U.S. GAAP does not provide for such legal and voluntary reserves.

Dividends per share

Japanese GAAP does not require retroactive adjustment of historical dividends per share amounts for subsequent stock splits.

U.S. GAAP requires such retroactive adjustment of historical dividends per share amounts.

Impairment of long-lived assets

Under Japanese GAAP, there were no specific standards for impairment of long-lived assets and in practice an impairment loss is usually recognized when the related asset is disposed of or when a significant permanent impairment of the asset becomes apparent.

In August 2002, the new accounting standards for impairment of long-lived assets were issued, which is effective from the fiscal year beginning April 1, 2005 with early adoption for the fiscal years ending on or after March 31, 2004 permitted. The new accounting standard requires companies to review their long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the expected future cash flows are less than the carrying amount of such an asset, an impairment loss is recognized. The impairment loss shall be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the expected future cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

U.S. GAAP (SFAS No. 144) requires review of long-lived assets and certain identifiable intangibles to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the expected future cash flows are less than the carrying amount of such an asset, an impairment loss is recognized. The loss shall be measured as the difference between the carrying amount and fair value of the assets.

Reporting comprehensive income

U.S. GAAP (SFAS No. 130) requires reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements, and requires that all items that are required to be recognized as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

Japanese GAAP is silent as to such reporting and display of comprehensive income.

Derivative financial instruments

Under Japanese GAAP, derivatives should be recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the income statements, and for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transaction.

Under U.S. GAAP (SFAS 133, 138 and 149), if specific criteria for hedge accounting are met, the gains or losses on derivatives are deferred and recognized in earnings in the same period as losses or gains on the hedged items, and if the criteria for hedge accounting are not met, mark-to-market accounting with recognition of all gains and losses on derivatives in current period's earnings would be applied.

Bond issuance costs

Under Japanese GAAP, bond issuance costs are to be either charged to income when paid or deferred and amortized by the straight-line method within three years.

Under U.S. GAAP, bond issuance costs should be deferred and amortized to operations using the constant effective yield method over the life of the bonds.

Contingencies

Under Japanese GAAP, contingencies are generally recorded in the financial statements when known and amounts are determinable; future costs of settlements are recorded at the amount of the settlement as of the date such settlement is reached.

Under U.S. GAAP, accrual of an estimated loss contingency by a charge against earnings is required if both of the following two conditions are met: (1) it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements, and (2) the amount of loss can be reasonably estimated. Future settlement costs are recorded at net present value using an assumed interest rate and a portion of the future payments is charged to interest expense.

Disclosures of fair value of financial instruments

Under Japanese GAAP, the amount of estimated fair value of financial instruments limiting to securities and certain derivative instruments is required to be disclosed in the accompanying footnotes.

Under U.S. GAAP, the estimated fair value of all financial instruments including receivables, payables, long-term debt as well as securities and derivatives is required to be disclosed either in the body of the financial statements or in the accompanying notes.

Fixed assets

Under Japanese GAAP, tangible assets are classified into buildings and structures, furniture and fixture, and machinery and equipment in accordance with Japanese tax laws. Depreciation periods are generally based on Japanese tax laws, which reflect the asset's economic useful lives.

Under U.S. GAAP, functional categories of major classes of depreciable assets are disclosed on the balance sheet and depreciation is recorded over the assets' estimated useful lives using a variety of methods.

Goodwill

Under Japanese GAAP, goodwill is recorded as cost in excess of the net assets of an acquired company and is generally amortized by the straight line method over a period not exceeding 20 years. If the fair value of net assets acquired exceeds the cost of an acquired entity, the excess is recorded as a liability, and also amortized over a period not exceeding 20 years. The new accounting standard for the impairment of long-lived assets discussed above also applies to goodwill.

Under U.S. GAAP, goodwill represents the excess of the purchase price over the fair value of the assets acquired and liabilities assumed. Under SFAS No. 142, goodwill is not amortized but instead tested at least annually for impairment at a level of reporting referred to as a reporting unit.

Segments

Under Japanese GAAP, significant financial data for sales, operating costs, operating income or loss, total assets, capital expenditures and depreciation are categorized by industry and region.

Under U.S. GAAP, financial and descriptive information about operating segments on a basis that is used internally by management for decision making purposes are disclosed.

Stock options

Under Japanese GAAP, there are no specific accounting practices for recognizing stock-based compensation.

Under U.S. GAAP, accounting for employee stock-based compensation expense is based on the intrinsic value method of accounting with disclosure of fair value, or on the fair value method. Warrants are required to be valued at fair value and an expense is required to be recorded if the fair value is greater than the value received.

Business combinations

Under Japanese GAAP, there were no specific accounting standards for business combinations. According to the Commercial Code of Japan, in legal mergers the amounts assigned to the assets and liabilities acquired combined can be determined by management at its discretion to the extent not to exceed the fair value. In October 2003, a new standard for business combinations was issued, which is effective from the fiscal year beginning on April 1, 2006. The new standard requires business combinations to be accounted for by the purchase method except for certain qualified business combinations which are to be accounted for by the pooling-of-interests methods.

U.S. GAAP (SFAS No. 141) requires business combinations to be accounted for using the purchase method of accounting. Goodwill is measured as the cost of an acquired entity over the fair values of assets acquired and liabilities assumed. Intangible assets, including goodwill are required to be identified, recorded at fair value and amortized and/or tested for impairment based on specified criteria.

Transfers of financial assets

Under Japanese GAAP, the concept of accounting for transfers and servicing of financial assets is similar to U.S. GAAP, with certain specific exceptions such as the definition of a special purpose entity, and treatment of all sale and repurchase transactions as financial leases.

Under U.S. GAAP, to be accounted for as a sale, a transfer of financial assets must meet three criteria:

- the transferred assets must be put beyond the reach of the transferor and its creditors, even in bankruptcy;
- (a) the transferee has a right to pledge or exchange the assets or (b) the assets must be transferred to a qualified special purpose entity (QSPE) whose beneficial interests holders must be able to freely transfer their interests in the QSPE; and
- the transferor does not maintain effective control over the assets through either an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

A transfer of financial assets that does not meet these criteria is accounted for as a secured borrowing.

Under U.S. GAAP, in order for a special purpose entity to be qualified and treat the transfer of assets as a sale, it must satisfy a broad range of restrictions that limit its activities, what assets it may hold and how they are disposed of. The special purpose entity must also be demonstrably distinct from the transferor in order to be qualified.

Presentation of Loans and Installment Accounts Loan Receivable

Under Japanese GAAP, loans and installment accounts receivable are presented separately in the consolidated balance sheets.

Under U.S. GAAP, these receivables are combined with accrued interest and presented in the consolidated balance sheet as financial receivables, net of allowance for possible credit losses.

Index to financial statements

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Independent auditors' report

To the Board of Directors and Shareholders of
Aiful Corporation:

We have audited the accompanying consolidated balance sheets of Aiful Corporation and consolidated subsidiaries as of March 31, 2003 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aiful Corporation and consolidated subsidiaries as of March 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

/s/ Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Kyoto, Japan

/s/ Shimbashi & Co.
SHIMBASHI & CO.
Osaka, Japan

June 25, 2004

AIFUL Corporation and consolidated subsidiaries
Consolidated balance sheets

	As of March 31, 2003	2004	2004
	(Millions of yen)		*(Thousands of U.S. dollars) (Note 3)*
ASSETS			
Current assets:			
Cash and cash equivalents	¥ 131,643	¥ 98,329	*$ 936,467*
Time deposits (Note 9)	653	834	*7,943*
Marketable securities (Note 8)	510	120	*1,143*
Loans (Notes 4 and 9)	1,670,782	1,786,940	*17,018,476*
Installment accounts receivable (Notes 5 and 9)	147,857	154,285	*1,469,381*
Loan guarantees (Note 6)	128,745	133,610	*1,272,476*
Other receivables	12,739	10,206	*97,200*
Allowance for doubtful loans and receivables	(113,439)	(126,918)	*(1,208,743)*
Inventories (Notes 7 and 9)	724	1,327	*12,638*
Prepaid expenses	4,186	4,415	*42,048*
Deferred tax assets (Note 12)	25,583	29,312	*279,162*
Other current assets (Note 9)	87,485	71,609	*681,990*
Total current assets	2,097,468	2,164,069	*20,610,181*
Property, plant and equipment (Note 9):			
Land	14,802	14,635	*139,381*
Buildings and structures	40,811	45,577	*434,066*
Machinery and equipment	12,114	16,286	*155,105*
Construction in progress	3,094	181	*1,724*
Total	70,821	76,679	*730,276*
Accumulated depreciation	(28,809)	(31,200)	*(297,143)*
Net property, plant and equipment	42,012	45,479	*433,133*
Investments and other assets:			
Investment securities (Note 8)	11,256	16,998	*161,886*
Investments in and advances to unconsolidated subsidiaries and associated companies (Note 13)	4,137	7,353	*70,028*
Claims in bankruptcy (Note 4)	17,363	23,661	*225,343*
Allowance for advances to an unconsolidated subsidiary and claims in bankruptcy	(18,691)	(18,839)	*(179,419)*
Goodwill, net	22,046	14,370	*136,857*
Software, net	16,347	21,050	*200,476*
Long-term loans receivables (less current portion)	16,781	1,158	*11,029*
Lease deposits	10,851	10,777	*102,638*
Long-term prepayments	6,274	7,758	*73,886*
Deferred tax assets (Note 12)	16,591	14,782	*140,781*
Deferred losses on hedging instruments, mainly interest rate swaps	33,675	18,975	*180,714*
Other assets (Note 9)	6,003	5,170	*49,238*
Total investments and other assets	142,633	123,213	*1,173,457*
Total	¥2,282,113	¥2,332,761	*$22,216,771*

See notes to consolidated financial statements.

AIFUL Corporation and consolidated subsidiaries
Consolidated balance sheets (continued)

	As of March 31,		
	2003	2004	2004
	(Millions of yen)		*(Thousands of U.S. dollars) (Note 3)*
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term borrowings (Note 9)	¥ 68,865	¥ 62,035	*$ 590,810*
Current portion of long-term debt (Note 9)	490,653	498,204	*4,744,800*
Trade notes payable	11,249	11,139	*106,086*
Trade accounts payable (Note 9)	19,919	23,526	*224,057*
Obligation under loan guarantees (Note 6)	128,745	133,610	*1,272,476*
Income taxes payable	37,628	25,846	*246,152*
Accrued expenses	9,256	9,358	*89,124*
Other current liabilities (Note 5)	38,531	39,614	*377,276*
Total current liabilities	804,846	803,332	*7,650,781*
Long-term liabilities:			
Long-term debt (less current portion) (Note 9)	945,451	953,573	*9,081,648*
Liability for retirement benefits (Note 10)	8,787	3,681	*35,057*
Interest rate swaps	32,119	18,832	*179,352*
Other long-term liabilities	890	1,157	*11,019*
Total long-term liabilities	987,247	977,243	*9,307,076*
Minority interest	4,029	4,682	*44,590*
Shareholders' equity (Notes 11 and 17):			
Common stock, authorized, 373,500,000 shares; issued, 94,690,000 shares	83,317	83,317	*793,495*
Capital Surplus—			
Additional paid-in capital	104,126	104,126	*991,676*
Retained earnings	300,924	357,706	*3,406,724*
Net unrealized gain (loss) on available-for-sale securities	(323)	4,417	*42,067*
Total	488,044	549,566	*5,233,962*
Treasury stock, at cost 222,866 shares in 2004 and 221,638 shares in 2003	(2,053)	(2,062)	*(19,638)*
Total shareholders' equity	485,991	547,504	*5,214,324*
Total	¥2,282,113	¥2,332,761	*$22,216,771*

See notes to consolidated financial statements.

AIFUL Corporation and consolidated subsidiaries
Consolidated statements of income

	Years Ended March 31,		
	2003	2004	2004
	(Millions of yen)		(Thousands of U.S. dollars) (Note 3)
Income:			
Interest on loans	¥406,484	¥429,513	$4,090,600
Interest on credit card shopping loans	7,878	8,140	77,524
Interest on per-item shopping loans	15,179	15,508	147,695
Interest on loan guarantees	4,133	5,562	52,971
Interest on deposits, securities and other	474	236	2,248
Sales of property for sale	306	50	476
Income from restaurant business and other	935	-	-
Recovery of loans previously charged off	6,431	6,778	64,552
Gain on exemption from pension obligation of the governmental program	-	4,026	38,343
Other income	9,348	9,660	92,000
Total income	451,168	479,473	4,566,409
Expenses:			
Interest on borrowings	35,335	34,712	330,590
Charge-offs and provision for doubtful loans and receivables, advances to an unconsolidated subsidiary and claims in bankruptcy	138,479	157,349	1,498,562
Salaries and other employees' benefits	44,828	48,076	457,867
Advertising expenses	21,748	19,963	190,124
Rental expenses	24,359	23,532	224,114
Commissions and fees	19,291	21,502	204,781
Depreciation and amortization	10,364	15,539	147,990
Loss on write-down of property, plan and equipment	541	-	-
Provision for employees' retirement benefits (Note 10)	3,187	679	6,467
Provision for retirement benefits to directors and corporate auditors	104	137	1,305
Other expenses	45,479	54,170	515,905
Total expenses	343,715	375,659	3,577,705
Income before income taxes and minority interests	107,453	103,814	988,704
Income taxes (Note 12):			
Current	57,555	46,174	439,752
Deferred	(10,129)	(5,158)	(49,124)
Total income taxes	47,426	41,016	390,628
Minority interests in net income	116	250	2,381
Net income	¥ 59,911	¥ 62,548	$ 595,695

	Yen		U.S. Dollars
Amounts per common share (Notes 2.r and 16):			
Basic net income	¥637.59	¥660.98	$6.30
Cash dividends applicable to the year	60.00	60.00	0.57

See notes to consolidated financial statements.

AIFUL Corporation and consolidated subsidiaries
Consolidated statements of shareholders' equity

	Number of Shares of Common Stock Issued	Common Stock	Capital Surplus	Retained Earnings	Net Unrealized Gain (Loss) on Available-for-sale Securities	Treasury Stock, at cost
	(Thousands)			(Millions of yen)		
Balance at April 1, 2002	93,376	¥83,317	¥ 94,048	¥246,240	¥ (216)	¥(2,046)
Net income	-	-	-	59,911	-	-
Cash dividends paid, ¥55 per share	-	-	-	(5,124)	-	-
Bonuses to directors and corporate auditors	-	-	-	(103)	-	-
Acquisition of City Green Corporation (Notes 2.a and 11)	1,314	-	10,078	-	-	-
Net unrealized loss on available-for-sale securities	-	-	-	-	(107)	-
Net increase in treasury stock (1,053 shares)	-	-	-	-	-	(7)
Balance at March 31, 2003	94,690	83,317	104,126	300,924	(323)	(2,053)
Net income	-	-	-	62,548	-	-
Cash dividends paid, ¥60 per share	-	-	-	(5,668)	-	-
Bonuses to directors and corporate auditors	-	-	-	(98)	-	-
Net unrealized gain on available-for-sale securities	-	-	-	-	4,740	-
Net increase in treasury stock (1,228 shares)	-	-	-	-	-	(9)
Balance at March 31, 2004	94,690	¥83,317	¥104,126	¥357,706	¥4,417	¥(2,062)

	Common Stock	*Capital Surplus*	*Retained Earnings*	*Net Unrealized Gain (Loss) on Available-for-sale Securities*	*Treasury Stock, at cost*
			(Thousands of U.S. dollars (Note 3))		
Balance at March 31, 2003	*$793,495*	*$991,676*	*$2,865,943*	*$ (3,076)*	*$(19,552)*
Net income	-	-	*595,695*	-	-
Cash dividends paid, $0.57 per share	-	-	*(53,981)*	-	-
Bonuses to directors and corporate auditors	-	-	*(933)*	-	-
Net unrealized gain on available-for-sale securities	-	-	-	*45,143*	-
Net increase in treasury stock (1,228 shares)	-	-	-	-	*(86)*
Balance at March 31, 2004	*$793,495*	*$991,676*	*$3,406,724*	*$42,067*	*$(19,638)*

See notes to consolidated financial statements.

AIFUL Corporation and consolidated subsidiaries
Consolidated statements of cash flows

	Years Ended March 31,		
	2003	2004	2004
	(Millions of yen)		(Thousands of U.S. dollars) (Note 3)
Operating activities:			
Income before income taxes and minority interests	¥ 107,453	¥ 103,814	$ 988,704
Adjustments for:			
Income taxes—paid	(36,826)	(57,956)	(551,962)
Depreciation and amortization	10,364	15,539	147,990
Increase in allowance for doubtful loans and receivables, advances to an unconsolidated subsidiary and claims in bankruptcy	20,909	13,627	129,781
(Decrease) increase in liability for employees' retirement benefits	1,628	(1,080)	(10,286)
Amortization of bonds issue costs	830	504	4,800
Loss on write-down of investment securities	858	601	5,724
Loss on write-down of property, plant and equipment	541	-	-
Loss on sales of property, plant and equipment	375	260	2,476
Loss on disposal of property, plan and equipment	410	668	6,362
Gain on exemption from pension obligation of the governmental program	-	(4,026)	(38,343)
Changes in assets and liabilities:			
Increase in loans	(160,196)	(116,159)	(1,106,276)
Increase in installment accounts receivable and loan guarantees	(27,102)	(6,429)	(61,229)
Decrease in other receivables	3,374	2,533	24,124
Increase in claims in bankruptcy	(1,015)	(6,297)	(59,971)
Increase (decrease) in inventories	491	(604)	(5,752)
Increase in prepaid expenses	(117)	(121)	(1,152)
Increase in long-term prepayments	(3,148)	(230)	(2,190)
Decrease (increase) in other current assets	(14,360)	3,871	36,867
Increase in other current liabilities	5,009	4,708	44,838
Other—net	459	4,042	38,495
Total adjustments	(197,516)	(146,549)	(1,395,704)
Net cash used in operating activities	(90,063)	(42,735)	(407,000)
Investing activities:			
Capital expenditures	(17,321)	(17,016)	(162,057)
Decrease (increase) in loans	(30,967)	18,523	176,409
Purchases of investment securities	(3,459)	(308)	(2,933)
Acquisition of subsidiaries (net of cash acquired)	(7,556)	-	-
Decrease (increase) in investment in trust	(1,744)	2,000	19,048
Other—net	3,874	3,172	30,209
Net cash provided by (used in) investing activities—(Forward)	¥ (57,173)	¥ 6,371	$ 60,676

See notes to consolidated financial statements.

AIFUL Corporation and consolidated subsidiaries
Consolidated statements of cash flows (continued)

	Years Ended March 31,		
	2003	2004	2004
	(Millions of yen)		*(Thousands of U.S. dollars) (Note 3)*
Financing activities:			
Net (decrease) increase in short-term borrowings	¥ 5,414	¥ (6,831)	*$ (65,057)*
Proceeds from long-term debt (net of bonds issue costs)	653,891	620,815	*5,912,524*
Repayments of long-term debt	(522,922)	(605,610)	*(5,767,714)*
Cash dividends paid	(5,124)	(5,668)	*(53,981)*
Acquisition of treasury stock	(6)	(9)	*(86)*
Proceeds from minority shareholders	400	400	*3,810*
Net cash provided by financing activities	131,653	3,097	*29,496*
Foreign currency translation adjustments on cash and cash equivalents	35	(47)	*(448)*
Net decrease in cash and cash equivalents	(15,548)	(33,314)	*(317,276)*
Cash and cash equivalents of newly consolidated subsidiaries, beginning of year	8,065	-	-
Cash and cash equivalents, beginning of year	139,126	131,643	*1,253,743*
Cash and cash equivalents, end of year	¥ 131,643	¥ 98,329	*$ 936,467*
Noncash investing activities:			
During the year ended March 31, 2003, the Company acquired City's Corporation, and City Green Corporation as follows:			
Assets acquired	¥ 42,491	-	-
Cash paid for capital stock, less acquired cash and cash equivalents	7,556	-	-
Liabilities assumed	24,857	-	-
Value of 1,314,000 common shares issued for City Green Corporation	10,078	-	-

See notes to consolidated financial statements.

AIFUL Corporation and consolidated subsidiaries

Notes to consolidated financial statements Years ended March 31, 2003 and 2004

1. Basis of presenting consolidated financial statements

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

2. Summary of significant accounting policies

a. Consolidation—The consolidated financial statements include the accounts of Aiful Corporation (the "Company") and its significant subsidiaries (nine in both 2003 and 2004) (together, "AIFUL"). Consolidation of the remaining subsidiaries would not have a material effect on the accompanying consolidated financial statements.

Under the control or influence concept, those companies in which the Company, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Group has the ability to exercise significant influence are accounted for by the equity method.

City's Corporation ("City's"), which engages in small business loans, became an associated company of the Company effective August 13, 2002. As of September 30, 2002, the Company ownership and City Green Corporation ("City Green") ownership of City's were 42.2% and 57.8%, respectively. Investment in City's was accounted for by the equity method as of September 30, 2002, the constructive date of acquisition. As of October 1, 2002, the Company acquired all 2,000 shares of City Green, in exchange for 1,314,000 shares of the Company's common stock. As a result, City Green and City's became directly and indirectly wholly owned subsidiaries of the Company effective October 1, 2002. The accounts of City Green and City's were newly consolidated for the year ended March 31, 2003.

Investments in the remaining four unconsolidated subsidiaries and one associated company are accounted for on the cost basis. If the equity method of accounting had been applied to the investments in these companies, the effect on the accompanying consolidated financial statements would not be material.

Goodwill on acquisition of subsidiaries is amortized using the straight-line method over ten years. However, when the excess of cost over net assets of subsidiaries acquired is not material, it is charged to income when incurred.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Group is eliminated.

b. Cash equivalents—Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits and certificate of deposits which mature or become due within three months of the date of acquisition.

c. Inventories—Inventories include property for sale and supplies. Property for sale is stated at the lower of cost or market, cost being determined by the specific identification method. Depreciation of property for sale currently rented is computed by the same method, as applied to property, plant and equipment. Supplies are stated at the most recent purchase price, which approximates cost determined by the first-in, first-out method.

d. Marketable and investment securities—Held-to-maturity debt securities are reported at amortized cost and available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable available-for-sale securities are stated at cost determined by the moving-average method.

For other than temporary declines in fair value, marketable and investment securities are reduced to net realizable value by a charge to income.

e. Property, plant and equipment—Property, plant and equipment are stated at cost. Depreciation is computed by the declining balance method. The range of useful lives is principally from 2 to 62 years for buildings and structures and from 2 to 20 years for machinery and equipment.

f. Software—Expenditures for the purchase of software, which meet certain future-tests, are capitalized as software and amortized by the straight-line method over the estimated useful lives of five years.

g. Liability for retirement benefits—The Company and certain consolidated subsidiaries have contributory and non-contributory funded pension plans covering substantially all employees.

The Group accounted for the liability for retirement benefits based on the projected benefit obligations and plan assets at the balance sheet date.

Liability for retirement benefits to directors and corporate auditors is provided at the amount which would be required if they retired at each balance sheet date.

h. Allowances for doubtful accounts—The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the Group's past credit loss experience and an evaluation of potential losses in the receivables outstanding.

i. Leases—All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's consolidated financial statements.

j. Income taxes—The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

k. Appropriations of retained earnings—Appropriations of retained earnings are reflected in the consolidated financial statements for the following year upon shareholders' approval.

l. Foreign currency transactions—All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the consolidated statements of income.

m. Interest on loans—Interest on loans is recorded on an accrual basis. In accordance with the practice prevailing in the industry, AIFUL records accrued interest to the extent that the realization of such income is considered to be certain.

n. Installment revenue—Fees from customers and member stores applying the add-on method are generally recorded collectively as unearned income when credit contracts become effective and are recognized in equal installments over the lives of contracts. Fees from customers applying the remaining principal method or revolving method are generally recognized in equal installments over the lives of contracts.

o. Interest on borrowings—Interest on financial liabilities is accounted for as operating expenses while other interest is included in other expenses.

p. Bonds issue costs—Bond issue costs, which are included in other assets, are amortized ratably over periods up to three years.

q. Derivatives and hedging activities—AIFUL uses derivative financial instruments to manage its exposures to fluctuations in interest rates. Interest rate swaps and caps are utilized by the Group to reduce interest rate risks. AIFUL does not enter into derivatives for trading or speculative purposes. The accounting standard for derivative financial instruments requires that: a) all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated statements of income, and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

The interest rate swaps and caps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap or cap agreements are recognized and included in interest expense or income.

r. Per share information—Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period.

AIFUL Corporation and consolidated subsidiaries
Notes to consolidated financial statements (continued)
Years ended March 31, 2003 and 2004

Diluted net income per share of common stock reflects the potential dilution that could occur if securities were exercised or converted into common stock and assumes full exercise of outstanding stock options. Diluted net income per share is not disclosed because it is anti-dilutive.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year.

s. New accounting pronouncements—In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets," and in October 2003 the Accounting Standards Board of Japan (ASB) issued ASB Guidance No.6, "Guidance for Accounting Standard for Impairment of Fixed Assets". These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ended or ending on or after March 31, 2004.

The new accounting standard requires an entity to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

The Company is currently in the process of assessing the effect of adoption of these pronouncements.

3. Translation into United States dollars

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥105 to $1, the approximate rate of exchange at March 31, 2004. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

AIFUL Corporation and consolidated subsidiaries
Notes to consolidated financial statements (continued)
Years ended March 31, 2003 and 2004

4. Loans

Loans at March 31, 2003 and 2004 consisted of the following (before allowance for doubtful loans):

	2003	2004	2004
	(Millions of yen)		*(Thousands of U.S. dollars)*
Unsecured	¥1,442,980	¥1,477,430	*$14,070,762*
Secured	325,437	346,183	*3,296,981*
Small business loans	65,285	84,042	*800,400*
Total	¥1,833,702	¥1,907,655	*$18,168,143*
Off-balance sheet securitized loans	(162,920)	(120,715)	*(1,149,667)*
Net	¥1,670,782	¥1,786,940	*$17,018,476*

Registered moneylenders are required to disclose the following information under the Non-Bank Bond Law.

	2003	2004	2004
	(Millions of yen)		*(Thousands of U.S. dollars)*
Loans in legal bankruptcy	¥ 20,830	¥ 28,637	*$ 272,733*
Nonaccrual loans	39,897	52,452	*499,543*
Accruing loans contractually past due three months or more as to principal or interest payments	16,503	17,820	*169,714*
Restructured loans	43,169	50,917	*484,924*
Total	¥120,399	¥149,826	*$1,426,914*

Loans in legal bankruptcy are loans in which accruals of interest are discontinued (excluding the portion recognized as bad debts), based on management's judgment as to the collectibility of principal or interest resulting from the past due payment of interest or principal and other factors. Allowance for claims in bankruptcy is stated at such amount less net realizable value of collateral.

Nonaccrual loans are loans in which accruals of interest are discontinued, and those other than loans in legal bankruptcy as well as loans receiving regular payments in case of granting deferral of interest payment to the debtors in financial difficulties to assist them in their recovery.

Accruing loans contractually past due three months or more as to principal or interest payments are loans for which payments of principal or interest have not been received for a period of three months or more beginning with the next business day following the last due date for such payments. Loans classified as loans in legal bankruptcy and non-accrual loans are excluded from accruing loans contractually past due three months or more.

Restructured loans are loans on which creditors grant concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, waiver of the face amount, or other concessive measures) to the debtors in financial difficulties to assist them in their recovery and eventually enable them to pay creditors. Loans classified as loans in legal bankruptcy, nonaccrual loans and accruing loans contractually past due three months or more are excluded.

The securitized loans, which were not recognized on the balance sheets, amounted to ¥162,920 million and ¥120,715 million ($1,149,667 thousand) at March 31, 2003 and 2004, respectively.

At March 31, 2003 and 2004, the Group had the balances related to revolving loan contracts of ¥1,445,473 million and ¥1,496,120 million ($14,248,762 thousand) respectively, whereby a commitment is set up for each loan customer and AIFUL is obligated to advance funds up to a predetermined amount upon request. At March 31, 2003 and 2004, the balances of unadvanced commitments were ¥4,228,629 million and ¥4,784,929 million ($45,570,752 thousand), respectively. The loan contract contains provisions that allow AIFUL to reduce the contract amount of the commitment or refuse to advance funds to loan customers under certain conditions.

5. Installment accounts receivable

Installment accounts receivable and unearned income, included in other current liabilities at March 31, 2003 and 2004, consisted of the following:

	2003		2004		*2004*	
	Receivables	Unearned income	Receivables	Unearned income	*Receivables*	*Unearned income*
	(Millions of yen)				*(Thousands of U.S. dollars)*	
Credit card shopping loans	¥ 64,117	¥ 538	¥ 71,528	¥ 378	*$ 681,219*	*$ 3,600*
Per-item shopping loans	171,755	9,661	176,022	9,938	*1,676,400*	*94,648*
Other	1	-	1	-	*10*	-
Total	¥235,873	¥10,199	¥247,551	¥10,316	*$2,357,629*	*$98,248*
Off-balance sheet securitized installment accounts receivable	(88,016)	-	(93,266)	-	*(888,248)*	-
Net	¥147,857	¥10,199	¥154,285	¥10,316	*$1,469,381*	*$98,248*

In addition, AIFUL has unearned income of ¥219 million and ¥83 million ($790 thousand) at March 31, 2003 and 2004, respectively, related to loans other than those shown in the above table.

AIFUL Corporation and consolidated subsidiaries
Notes to consolidated financial statements (continued)
Years ended March 31, 2003 and 2004

6. Loan guarantees and obligations under loan guarantees

The Group, as guarantor, recorded loan guarantees as a contra account of obligations under loan guarantees. Unearned income relating to loan guarantees was ¥670 million and ¥428 million ($4,076 thousand) at March 31, 2003 and 2004, respectively.

7. Inventories

Inventories at March 31, 2003 and 2004 consisted of the following:

	2003	2004	*2004*
	(Millions of yen)		*(Thousands of U.S. dollars)*
Property for sale	¥564	¥ 181	*$ 1,724*
Supplies	160	1,146	*10,914*
Total	¥724	¥1,327	*$12,638*

8. Marketable and investment securities

Marketable and investment securities as of March 31, 2003 and 2004 consisted of the following:

	2003	2004	*2004*
	(Millions of yen)		*(Thousands of U.S. dollars)*
Current:			
Government and corporate bonds	¥ 10	¥ 120	*$ 1,143*
Other	500	0	-
Total	¥ 510	¥ 120	*$ 1,143*
Non-current:			
Equity securities	¥ 9,476	¥15,498	*$147,600*
Government and corporate bonds	120	-	-
Other	1,660	1,500	*14,286*
Total	¥11,256	¥16,998	*$161,886*

Information on the marketable securities classified as available-for-sale at March 31, 2003 and 2004 was as follows:

	2004			
	Cost	Unrealized gains	Unrealized losses	Fair value
	(Millions of yen)			
Available-for-sale:				
Equity securities	¥6,784	¥7,537	¥345	¥13,976
Debt securities	120	-	-	120
	¥6,904	¥7,537	¥345	¥14,096

	2003			
	Cost	Unrealized gains	Unrealized losses	Fair value
	(Millions of yen)			
Available-for-sale:				
Equity securities	¥7,112	¥165	¥955	¥6,322
Debt securities	130	-	-	130
	¥7,242	¥165	¥955	¥6,452

	2004			
	Cost	*Unrealized gains*	*Unrealized losses*	*Fair value*
	(Thousands of U.S. dollars)			
Available-for-sale:				
Equity securities	*$64,610*	*$71,781*	*$3,286*	*$133,105*
Debt securities	*1,143*	-	-	*1,143*
	$65,753	*$71,781*	*$3,286*	*$134,248*

Available-for-sale securities and held-to-maturity securities whose fair value is not readily determinable as of March 31, 2003 and 2004 were as follows:

	2003	2004	*2004*
	Carrying amount		
	(Millions of yen)		*(Thousands of U.S. dollars)*
Available-for-sale:			
Equity securities	¥3,154	¥1,522	*$14,495*
Other	2,160	1,500	*14,286*
Total	¥5,314	¥3,022	*$28,781*

Proceeds from sales of available-for-sale securities for the years ended March 31, 2003 and 2004 were ¥1,605 million and ¥2,046 million ($19,486 thousand), respectively. Gross realized gains on these sales, computed on the moving average cost basis, were ¥212 million and ¥738 million ($7,029 thousand) for the years ended March 31, 2003 and 2004, respectively, and gross realized losses were ¥5 million and ¥44 million ($419 thousand) for the years ended March 31, 2003 and 2004, respectively.

The carrying values of debt securities by contractual maturities for securities classified as available-for-sale at March 31, 2004 are as follows:

	Available-for-sale	
	(Millions of yen)	*(Thousands of U.S. dollars)*
Due within one year	¥120	*$1,143*

AIFUL Corporation and consolidated subsidiaries
Notes to consolidated financial statements (continued)
Years ended March 31, 2003 and 2004

9. Short-term borrowings and long-term debt

Short-term borrowings at March 31, 2003 and 2004 consisted of the following:

	2003	2004	*2004*
	(Millions of yen)		*(Thousands of U.S. dollars)*
Commercial paper, 0.18% to 0.25% (0.60% to 0.80% at March 31, 2003)	¥13,500	¥ 5,000	*$ 47,619*
Loans from banks, 0.80% to 2.05% (0.80% to 2.75% at March 31, 2003)	17,600	10,700	*101,905*
Loans from other financial institutions, 1.48% (1.38% to 1.48% at March 31, 2003)	6,000	6,000	*57,143*
Other (principally from leasing and factoring companies), 0.18% to 2.65% (1.70% to 2.50% at March 31, 2003)	31,765	40,335	*384,143*
Total	¥68,865	¥62,035	*$590,810*

AIFUL Corporation and consolidated subsidiaries
Notes to consolidated financial statements (continued)
Years ended March 31, 2003 and 2004

Long-term debt at March 31, 2003 and 2004 consisted of the following:

	2003	2004	*2004*
	(Millions of yen)		*(Thousands of U.S. dollars)*
Loans from banks, 0.69% to 4.20%, due serially to 2008 (1.36% to 4.20%, due serially to 2008 at March 31, 2003)	¥ 531,189	¥ 555,428	*$ 5,289,791*
Loans from other financial institutions, 1.45% to 4.00%, due serially to 2008 (1.50% to 4.20%, due serially to 2008 at March 31, 2003)	224,357	217,432	*2,070,781*
Syndicated loans, 0.89% to 1.87%, due serially to 2009 (0.89% to 1.78%, due serially to 2009 at March 31, 2003)	86,835	104,878	*998,838*
Unsecured 1.73% to 3.65% yen straight bonds, due 2003	20,000	-	-
Unsecured 2.00% to 2.53% yen straight bonds, due 2004 (2.00% to 2.53% at March 31, 2003)	135,000	90,000	*857,143*
Unsecured 0.80% to 2.00% yen straight bonds, due 2005 (1.75% to 2.00% at March 31, 2003)	50,000	80,000	*761,905*
Unsecured 1.30% to 3.27% yen straight bonds, due 2006 (1.30% to 3.27% at March 31, 2003)	78,500	78,500	*747,619*
Unsecured 1.66% to 2.51% yen straight bonds, due 2007 (1.66% to 2.51% at March 31, 2003)	43,000	43,000	*409,524*
Unsecured 1.07% to 2.48% yen straight bonds, due 2008 (1.62% to 2.48% at March 31, 2003)	30,000	50,000	*476,190*
Unsecured 1.44% to 3.28% yen straight bonds, due 2009 (1.28% to 3.28% at March 31, 2003)	28,000	38,000	*361,905*
Unsecured 1.25% to 3.00% yen straight bonds, due 2010 (2.93% to 3.00% at March 31, 2003)	20,000	30,000	*285,714*
Unsecured 1.74% yen straight bonds, due 2013	-	10,000	*95,238*
Unsecured 3.65% Euro-yen straight bonds, due 2003	9,500	-	-
Unsecured variable rate Euro-yen straight bonds, due 2006 (1.80% at March 31, 2004, 1.82% at March 31, 2003)	15,000	12,500	*119,048*
Unsecured 0.86% medium-term notes, due 2005	4,000	4,000	*38,095*
Unsecured 2.21% medium-term notes, due 2007	1,000	1,000	*9,524*
Unsecured 3.00% medium-term notes, due 2008	3,000	3,000	*28,571*
Unsecured 3.50% medium-term notes, due 2015	15,000	15,000	*142,857*
Other (principally from leasing and factoring companies), 0.85% to 2.30%, due serially to 2008 (0.85% to 4.05%, at March 31, 2003)	141,723	119,039	*1,133,705*
Total	1,436,104	1,451,777	*13,826,448*
Less current portion	(490,653)	(498,204)	*(4,744,800)*
Long-term debt, less current portion	¥ 945,451	¥ 953,573	*$ 9,081,648*

AIFUL Corporation and consolidated subsidiaries
Notes to consolidated financial statements (continued)
Years ended March 31, 2003 and 2004

The aggregate annual maturities of long-term debt at March 31, 2004 were as follows:

Year Ending March 31,	(Millions of yen)	*(Thousands of U.S. dollars)*
2005	¥ 498,204	*$ 4,744,800*
2006	403,477	*3,842,638*
2007	267,230	*2,545,048*
2008	140,576	*1,338,819*
2009	65,817	*626,828*
2010 and thereafter	76,473	*728,315*
Total	¥1,451,777	*$13,826,448*

At March 31, 2004, the following assets were pledged as collateral for short-term borrowings and long-term debt (including current portion of long-term debt):

	(Millions of yen)	*(Thousands of U.S. dollars)*
Time deposits	¥ 546	*$ 5,200*
Loans	760,545	*7,243,286*
Installment accounts receivables	45,367	*432,067*
Inventories	124	*1,181*
Property, plant and equipment, net of accumulated depreciation	2,449	*23,324*
Other assets	73	*695*
Total	¥809,104	*$7,705,753*
Related liabilities:		
Short-term borrowings	¥ 45,320	*$ 431,619*
Long-term debt (including current portion of long-term debt)	580,241	*5,526,105*
Trade accounts payable	115	*1,095*
Total	¥625,676	*$5,958,819*

The above table includes loans related to securitized loans of ¥259,798 million ($2,474,267 thousand), and related liabilities (long-term debt including current portion) of ¥121,547 million ($1,157,590 thousand).

In addition, if requested by lending financial institutions, the Group has committed to pledge collateral for loans other than those shown in the above table. At March 31, 2004, related liabilities for which lending financial institutions can request the Group to pledge collateral consisted of the following:

	(Millions of yen)	*(Thousands of U.S. dollars)*
Short-term borrowings	¥ 200	*$ 1,905*
Long-term debt (including current portion of long-term debt)	168,034	*1,600,324*
Total	¥168,234	*$1,602,229*

At March 31, 2004, other current assets amounting to ¥6,154 million ($58,610 thousand) were pledged as collateral for the interest rate swap contracts.

10. Retirement and pension plans

The Company and certain consolidated subsidiaries have contributory and non-contributory funded pension plans covering substantially all employees. Under the pension plans, employees terminating their employment are, in most circumstances, entitled to pension payments based on their average pay during their employment, length of service and certain other factors. If the termination is involuntary, employees are usually entitled to larger payments than in the case of voluntary termination.

The contributory funded defined benefit pension plan, which is established under the Japanese Welfare Pension Insurance Law, covers a substitutional portion of the governmental pension program managed by the Company and certain consolidated subsidiaries on behalf of the government and a corporate portion established at the discretion of the Company and certain consolidated subsidiaries. In accordance with the Defined Benefit Pension Plan Law enacted in April 2002, the Company and certain consolidated subsidiaries applied for an exemption from the obligation to pay benefits for future employee services related to the substitutional portion which would result in the transfer of the pension obligations and related assets to the government upon approval. The Company and certain consolidated subsidiaries obtained approval for exemption from the future obligation by the Ministry of Health, Labor and Welfare on September 25, 2003.

The Company's substitutional portion of the plan assets which will be transferred to the government in the subsequent year is measured to be approximately ¥2,509 million ($23,895 thousand) as at March 31, 2004. If such substitutional portion of the plan assets had been transferred to the government on March 31, 2004, income before income taxes and minority interests would have increased by approximately ¥264 million ($2,514 thousand).

One consolidated subsidiary chose to apply the transitional measure of the accounting standard (Article 47-2 of Accounting Committee Report No. 13 "Practical Guidelines for Accounting for

Retirements Benefits"), which permits the subsidiary to account for the exemption of pension obligations and plan assets related to the substitutional portion as of the date of obtaining approval of exemption (i.e., before the transfer of the related plan assets to the government). The subsidiary obtained approval of exemption from future obligation by the Ministry of Health, Labor and Welfare on September 25, 2003. As a result, the subsidiary recognized a gain on exemption from future and prior pension obligation of the government program in the amount of ¥4,026 million ($38,343 thousand) for the year ended March 31, 2004. The substitutional portion of the plan assets which will be transferred to the government in the subsequent year is measured to be approximately ¥4,068 million ($38,743 thousand) as at March 31, 2004.

The liability for retirement benefits includes retirement benefits to directors and corporate auditors of ¥1,151 million and ¥1,263 million ($12,028 thousand) at March 31, 2003 and 2004, respectively.

The liability for employees' retirement benefits at March 31, 2003 and 2004 consisted of the following:

	2003	2004	*2004*
	(Millions of yen)		*(Thousands of U.S. dollars)*
Projected benefit obligation	¥ 22,410	¥ 14,511	*$ 138,200*
Fair value of plan assets	(13,661)	(10,919)	*(103,990)*
Unrecognized prior service cost	1,232	-	-
Unrecognized actuarial loss	(2,357)	(1,212)	*(11,543)*
Net liability	7,624	2,380	*$ 22,667*
Prepared pension cost	12	38	*362*
Liability for employees' retirement benefits	¥ 7,636	¥ 2,418	*$ 23,029*

The components of net periodic benefit costs for the year ended March 31, 2003 and 2004 were as follows:

	2003	2004	*2004*
	(Millions of yen)		*(Thousands of U.S. dollars)*
Service cost	¥1,486	¥1,168	*$11,124*
Interest cost	503	306	*2,914*
Expected return on plan assets	(264)	(147)	*(1,400)*
Amortization of prior service cost	(162)	(550)	*(5,238)*
Recognized actuarial loss	1,624	(98)	*(933)*
Net periodic benefit costs	¥3,187	¥ 679	*$ 6,467*

Assumptions used for the year ended March 31, 2003 and 2004 were set forth as follows:

	2003	2004
Discount rate	1.5% to 2.5%	1.5% to 2.5%
Expected rates of return on plan assets	1.5% to 2.5%	1.5% to 2.0%
Amortization period of prior service cost:		
Company	Full amount charged to income as incurred	Full amount charged to income as incurred
One consolidated subsidiary	10 years	10 years
Recognition period of actuarial gain/loss:		
Company	Full amount charged to income as incurred	Full amount charged to income as incurred
One consolidated subsidiary	10 years	10 years

11. Shareholders' equity

Japanese companies are subject to the Japanese Commercial Code (the "Code") to which various amendments have become effective since October 1, 2001.

The Code was revised whereby common stock par value was eliminated resulting in all shares being recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The revised Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to common stock by resolution of the Board of Directors.

The revised Code eliminated restrictions on the repurchase and use of treasury stock allowing Japanese companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders meeting and dispose of such treasury stock by resolution of the Board of Directors. The repurchased amount of treasury stock cannot exceed the amount available for future dividends plus amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders meeting.

The amount of retained earnings available for dividends under the Code was ¥343,435 million ($3,270,810 thousand) as of March 31, 2004, based upon the amount recorded in the parent

company's general books of account. In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

At the Shareholders' General Meeting held on June 27, 2001, the Company's shareholders approved the stock option plan for the Company's directors and key employees.

The plan provides for granting options to directors and key employees to purchase up to 204 thousand shares of the Company's common stock as of March 31, 2004. The options were granted to purchase common stock at ¥9,579. The stock options are exercisable from July 1, 2003 to June 30, 2006. The Company plans to issue acquired treasury stock upon exercise of the stock options.

On May 27, 2002, the Board of Directors resolved that the number of common shares the Company is authorized to issue was increased from 224 million shares to 373.5 million shares. This resolution was approved at the Shareholders' General Meeting held on June 26, 2002.

On October 1, 2002, the Company acquired all 2,000 shares of the common stock of City Green Corporation in exchange for 1,314,000 shares of the Company's common stock, according to an agreement dated August 27, 2002. On the exchange of common stock, ¥394 million was credited to additional paid-in capital based on the book value of the acquired net assets. In addition, effective October 1, 2002, the above shares were revalued at market in accordance with the purchase method of accounting which resulted in an increase in additional paid-in capital by ¥9,684 million.

At the Shareholders' General Meeting held on June 26, 2003, the Company's shareholders approved that the Company is authorized to purchase treasury stock of the Company up to 9 million shares (aggregate amount of ¥90,000 million) in the period from the closing of this Shareholders' General Meeting to that of the next Shareholders' General Meeting.

At March 31, 2004, the Company has not yet repurchased shares of the Company's common stock under this plan.

12. Income taxes

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of 41.9% for the years ended March 31, 2003 and 2004.

On March 31, 2003, a tax reform law concerning enterprise tax was enacted in Japan which changed the normal effective statutory tax rate from 41.9% to 40.6%, effective for years beginning on or after April 1, 2004.

The deferred tax assets and liabilities which will realize on or after April 1, 2004 are measured at the effective tax rates of 40.6% and 40.4% as at March 31, 2003 and 2004, respectively.

AIFUL Corporation and consolidated subsidiaries
Notes to consolidated financial statements (continued)
Years ended March 31, 2003 and 2004

The tax effects of significant temporary differences and tax loss carryforwards which resulted in deferred tax assets and liabilities at March 31, 2003 and 2004 are as follows:

	2003	2004	2004
	(Millions of yen)		*(Thousands of U.S. dollars)*
Current deferred tax assets:			
Provision for doubtful loans	¥ 9,009	¥ 7,931	*$ 75,533*
Charge-offs for doubtful loans	8,345	11,115	*105,857*
Tax loss carryforwards	3,089	5,379	*51,229*
Enterprise tax payable	2,106	1,522	*14,495*
Accrued bonuses	1,337	1,576	*15,010*
Unrecorded accrued interest on loans	1,427	1,929	*18,371*
Other	436	295	*2,810*
Total	25,749	29,747	*283,305*
Less valuation allowance	(151)	(429)	*(4,086)*
Net	25,598	29,318	*279,219*
Current deferred tax liabilities	15	6	*57*
Net current deferred tax assets	¥25,583	¥29,312	*$279,162*

	2003	2004	2004
	(Millions of yen)		*(Thousands of U.S. dollars)*
Non-current deferred tax assets:			
Tax loss carryforwards	¥ 20,786	¥14,278	*$135,981*
Provision for employees' retirement benefits	3,063	967	*9,210*
Provision for doubtful loans	1,948	712	*6,781*
Depreciation and amortization	1,759	2,453	*23,362*
Other	2,284	2,307	*21,971*
Total	29,840	20,717	*197,305*
Less valuation allowance	(13,243)	(2,915)	*(27,762)*
Net	16,597	17,802	*169,543*
Non-current deferred tax liabilities:			
Unrealized gain on available-for-sale securities	6	3,004	*28,610*
Other	-	16	*152*
Net non-current deferred tax assets	¥ 16,591	¥14,782	*$140,781*

A valuation allowance is established to reduce certain deferred tax assets with respect to deductible temporary differences and net operating loss carryforwards where it is more likely than not that they will not be realized.

A reconciliation between the normal effective statutory tax rates and the actual effective tax rates reflected in the accompanying consolidated statements of income for the years ended March 31, 2003 and 2004 is as follows:

	2003	2004
Normal effective statutory tax rate	41.9%	41.9%
Additional taxation on undistributed income	5.9	4.9
Expenses not deductible for income taxes purposes	1.4	2.8
Decrease of valuation allowance	(5.9)	(9.7)
Other—net	0.8	(0.4)
Actual effective tax rate	44.1%	39.5%

13. Related party transactions

The balance due from an unconsolidated subsidiary at March 31, 2003 and 2004 was as follows:

	2003	2004	*2004*
	(Millions of yen)		*(Thousands of U.S. dollars)*
Advances to an unconsolidated subsidiary	¥4,108	¥7,333	*$69,838*

An allowance has been provided for the entire amount of the advances to this unconsolidated subsidiary.

In consideration of the unconsolidated subsidiary's financial condition, the Company does not charge interest on such advances.

14. Leases

The Group leases vehicles, computer equipment, furniture and fixtures, office space and other assets.

Total rental expenses including lease payments under finance leases for the years ended March 31, 2003 and 2004 were as follows:

	Total rental expenses	Leases payments under finance leases	*Total rental expenses*	*Leases payments under finance leases*
	(Millions of Yen)		*(Thousands of U.S. dollars)*	
Year ended March 31:				
2003	¥24,359	¥7,721	-	-
2004	23,532	6,460	*$224,114*	*$61,524*

AIFUL Corporation and consolidated subsidiaries
Notes to consolidated financial statements (continued)
Years ended March 31, 2003 and 2004

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligations under finance leases, depreciation expense, and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2003 and 2004 were as follows:

	2003	2004	*2004*
		Machinery and equipment, and other	*Machinery and equipment, and other*
	(Millions of yen)		*(Thousands of U.S. dollars)*
Acquisition cost	¥33,486	¥28,091	*$267,533*
Accumulated depreciation	23,006	18,978	*180,743*
Net leased property	¥10,480	¥ 9,113	*$ 86,790*

Obligations under finance leases:

	2003	2004	*2004*
	(Millions of yen)		*(Thousands of U.S. dollars)*
Due within one year	¥ 6,125	¥4,729	*$45,038*
Due after one year	7,752	4,498	*42,838*
Total	¥13,877	¥9,227	*$87,876*

Depreciation expense and interest expense, which are not reflected in the accompanying consolidated statements of income, computed under a straight-line method and the interest method for the year ended March 31, 2004 and under a declining-balance method and the interest method for the years ended March 31, 2003 were as follows:

	2003	2004	*2004*
	(Millions of yen)		*(Thousands of U.S. dollars)*
Depreciation expense	¥7,039	¥6,214	*$59,181*
Interest expense	362	207	*1,971*

Effective April 1, 2003, the Group changed its method of depreciation for leased property from the declining-balance method to the straight-line method, retroactively adjusted for the prior years. The effects of this change were to increase depreciation by ¥704 million ($6,705 thousand) and to decrease accumulated depreciation by ¥1,876 million ($17,867 thousand).

The minimum rental commitments under noncancellable operating leases at March 31, 2003 and 2004 were as follows:

	2003	2004	2004
	(Millions of yen)		*(Thousands of U.S. dollars)*
Due within one year	¥111	¥104	*$ 991*
Due after one year	324	222	*2,114*
Total	¥435	¥326	*$3,105*

15. Derivatives

The Group enters into interest rate swap and interest rate cap contracts as a means of managing its interest rate exposures on certain liabilities.

Such derivative transactions are entered into to hedge interest exposures incorporated within its business. Accordingly, market risk in these derivatives is theoretically offset by opposite movements in the value of hedged liabilities. The Group does not hold or issue derivatives for trading and speculative purposes.

Because the counterparties to these derivatives are limited to major financial institutions, the Group does not anticipate any losses arising from credit risk.

Derivative transactions entered into by the Group have been made in accordance with internal policies, which regulate the authorization and credit limit amount.

The Group had no derivative instruments outstanding at March 31, 2003 and 2004.

Interest rate swap and cap contracts which qualify for hedge accounting and meet specific matching criteria are excluded from disclosure of market value information.

16. Net income per share

Basic net income per share ("EPS") for the years ended March 31, 2003 and 2004 is computed as follows:

	Net income	Weighted average shares	EPS	
	(Millions of yen)	(Thousands of shares)	(Yen)	*(U.S. dollars)*
For the year ended March 31, 2003				
Basic EPS				
Net income available to common shareholders	¥59,812	93,810	¥637.59	-
For the year ended March 31, 2004				
Basic EPS				
Net income available to common shareholders	¥62,441	94,468	¥660.98	*$6.30*

Diluted EPS is not disclosed because it is anti-dilutive for the years ended March 31, 2003 and 2004.

AIFUL Corporation and consolidated subsidiaries
Notes to consolidated financial statements (continued)
Years ended March 31, 2003 and 2004

17. Subsequent events

I. As of June 30, 2004, the Company will acquire all 32,135 shares of Wide Corporation ("Wide") according to an agreement dated June 16, 2004. As a result, Wide will become a wholly owned subsidiary of the Company effective June 30, 2004.

Corporate Profile of Wide as of March 31, 2004 is as follows:

Corporate Name	Wide Corporation
Corporate Headquarters	Utsunomiya-shi, Tochigi, Japan
President/Representative Director	Mitsuo Yanagi
Date of Establishment	May 1984
Main Operations	Consumer finance
Total Assets	¥106,694 million ($1,016,133 thousand)
Shareholders' Equity	¥12,461 million ($118,676 thousand)
Common Stock	¥2,555 million ($24,333 thousand)

Total assets in the above table include off-balance sheet securitized loans of ¥36,811 million yen ($350,581 thousand).

II. At the Shareholders' General Meeting held on June 25, 2004, the Company's shareholders approved the following appropriations of retained earnings and purchase of treasury stock.

a. Appropriations of Retained Earnings

The following appropriations of retained earnings at March 31, 2004 were approved:

	Millions of yen	*Thousands of U.S. dollars*
Year-end cash dividends, ¥30 ($0.29) per share	¥2,834	*$26,990*
Bonuses to directors and corporate auditors	107	*1,019*

b. Stock option plan

The plan provides for granting options to directors and key employees of the Company and subsidiaries to purchase up to 300 thousand shares of the Company's common stock in the period from July 1, 2005 to June 30, 2009. The options will be granted to purchase common stock at the higher of 103% of the average fair market price for the preceding month of the grant, or the fair market price at the time of grant. The Company plans to grant stock purchase warrants and issue stock upon exercise of the stock options.

18. Segment information

Most of AIFUL's business is related to a single segment, lending. AIFUL does not operate outside Japan. Accordingly, information about industry and geographic segments was not presented.

Independent auditors' report

To the Board of Directors and Shareholders of
Aiful Corporation:

We have audited the accompanying non-consolidated balance sheets of Aiful Corporation as of March 31, 2003 and 2004, and the related non-consolidated statements of income, shareholders' equity for the years then ended, all expressed in Japanese yen. These non-consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these non-consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aiful Corporation as of March 31, 2003 and 2004, and the results of its operations for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

/s/ Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Kyoto, Japan

/s/ Shimbashi & Co.
SHIMBASHI & CO.
Osaka, Japan

June 25, 2004

AIFUL Corporation
Non-consolidated balance sheets

	As of March 31,		
	2003	2004	*2004*
	(Millions of yen)		*(Thousands of U.S. dollars) (Note 3)*
ASSETS			
Current assets:			
Cash and cash equivalents	¥ 84,244	¥ 60,376	*$ 575,010*
Time deposits	242	50	*476*
Marketable securities (Note 6)	10	-	-
Loans (Note 7)	1,413,340	1,451,638	*13,825,124*
Allowance for doubtful loans	(70,479)	(81,693)	*(778,029)*
Net loans	1,342,861	1,369,945	*13,047,095*
Inventories (Notes 5 and 7)	336	181	*1,724*
Prepaid expenses	3,609	3,688	*35,124*
Deferred tax assets (Note 9)	12,437	13,629	*129,800*
Other current assets (Note 7)	70,117	52,831	*503,152*
Total current assets	1,513,856	1,500,700	*14,292,381*
Property, plant and equipment:			
Land	5,613	5,613	*53,457*
Buildings and structures	22,885	28,054	*267,181*
Machinery and equipment	10,769	15,185	*144,619*
Construction in progress	3,094	57	*543*
Total	42,361	48,909	*465,800*
Accumulated depreciation	(16,676)	(19,265)	*(183,476)*
Net property, plant and equipment	25,685	29,644	*282,324*
Investments and other assets:			
Investment securities (Note 6)	7,539	14,324	*136,419*
Investments in and advances to subsidiaries and associated companies	280,138	271,952	*2,590,019*
Claims in bankruptcy (Note 4)	16,906	22,925	*218,333*
Allowance for advances to subsidiary and claims in bankruptcy	(18,348)	(18,265)	*(173,952)*
Software, net	7,607	10,405	*99,095*
Long-term loans (less current portion)	16,753	1,142	*10,876*
Lease deposits	8,312	8,118	*77,314*
Long-term prepayments	3,519	4,774	*45,467*
Deferred tax assets (Note 9)	5,166	769	*7,324*
Deferred losses on hedging instruments, mainly interest rate swaps	33,675	18,975	*180,714*
Other assets	5,404	4,613	*43,934*
Total investments and other assets	366,671	339,732	*3,235,543*
Total	¥1,906,212	¥1,870,076	*$17,810,248*

See notes to non-consolidated financial statements.

AIFUL Corporation
Non-consolidated balance sheets (continued)

	As of March 31,		
	2003	2004	2004
	(Millions of yen)		*(Thousands of U.S. dollars) (Note 3)*
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term borrowings (Note 7)	¥ 27,000	¥ 8,500	*$ 80,952*
Current portion of long-term debt (Note 7)	447,876	417,815	*3,979,190*
Trade notes payable	4,286	4,162	*39,638*
Trade accounts payable	4,493	5,349	*50,943*
Income taxes payable	37,128	24,661	*234,867*
Accrued expenses	7,029	7,067	*67,305*
Other current liabilities	1,443	1,252	*11,924*
Total current liabilities	529,255	468,806	*4,464,819*
Long-term liabilities:			
Long-term debt (less current portion) (Note 7)	870,449	857,414	*8,165,848*
Liability for retirement benefits (Note 2.g)	3,441	2,027	*19,305*
Interest rate swaps	32,120	18,832	*179,352*
Other long-term liabilities	113	92	*876*
Total long-term liabilities	906,123	878,365	*8,365,381*
Contingent liabilities (Note 11)			
Shareholders' equity (Notes 8 and 13):			
Common stock, authorized, 373,500,000 shares; issued, 94,690,000 shares	83,317	83,317	*793,495*
Capital surplus:			
Additional paid-in capital	90,225	90,225	*859,286*
Retained earnings:			
Legal reserve	1,566	1,566	*14,914*
Unappropriated	298,177	345,497	*3,290,448*
Net unrealized gain (loss) on available-for-sale securities	(398)	4,362	*41,543*
Total	472,887	524,967	*4,999,686*
Treasury stock, at cost—221,638 shares in 2003 and 222,866 shares in 2004	(2,053)	(2,062)	*(19,638)*
Total shareholders' equity	470,834	522,905	*4,980,048*
Total	¥1,906,212	¥1,870,076	*$17,810,248*

See notes to non-consolidated financial statements.

AIFUL Corporation
Non-consolidated statements of income

	Years ended March 31,		
	2003	2004	*2004*
	(Millions of yen)		*(Thousands of U.S. dollars) (Note 3)*
Income:			
Interest on loans	¥315,600	¥326,979	*$3,114,086*
Interest on deposits, securities and other	4,721	3,961	*37,724*
Sales of property for sale	306	50	*476*
Income from restaurant business and other	936	-	-
Recovery of loans previously charged off	3,897	3,739	*35,610*
Other income	4,687	5,495	*52,333*
Total income	330,147	340,224	*3,240,229*
Expenses:			
Interest on borrowings	32,692	31,187	*297,019*
Cost of sales of property for sale	296	137	*1,305*
Charge-offs and provision for doubtful loans, advances to subsidiary and claims in bankruptcy	90,725	109,221	*1,040,200*
Salaries and other employees' benefits	26,991	28,651	*272,867*
Advertising expenses	15,377	13,697	*130,448*
Rental expenses	15,536	13,926	*132,629*
Commissions and fees	9,624	10,833	*103,171*
Supplies	1,269	1,859	*17,705*
Loss on write-down of investment securities	360	401	*3,819*
Loss on write-down of inventories	36	18	*171*
Depreciation and amortization	3,512	4,874	*46,419*
Provision for employees' retirement benefits	2,213	11	*105*
Provision for retirement benefits to directors and corporate auditors	75	121	*1,152*
Stock issue costs			
Loss on sales of property, net	2	243	*2,314*
Other expenses	24,881	27,084	*257,943*
Total expenses	223,589	242,263	*2,307,267*
Income before income taxes	106,558	97,961	*932,962*
Income taxes (Note 9):			
Current	56,825	44,918	*427,790*
Deferred	(5,585)	(43)	*(409)*
Total income taxes	51,240	44,875	*427,381*
Net income	¥ 55,318	¥ 53,086	*$ 505,581*

	Yen		*U.S. Dollars*
Amounts per common share (Notes 2.r and 12):			
Basic net income	¥588.63	¥560.82	*$5.34*
Cash dividends applicable to the year	60.00	60.00	*0.57*

See notes to non-consolidated financial statements.

AIFUL Corporation
Non-consolidated statements of shareholders' equity

	Number of Shares of Common Stock	Common Stock	Capital Surplus: Additional Paid-in Capital	Retained Earnings: Legal Reserve	Retained Earnings: Unappropriated	Net Unrealized Gain (Loss) on Available-for-sale Securities	Treasury Stock, at cost
	(Thousands)			(Millions of yen)			
Balance at April 1, 2002	93,376	¥83,317	¥89,831	¥1,566	¥248,086	¥ (261)	¥(2,046)
Net income	-	-	-	-	55,318	-	-
Cash dividends paid, ¥55 per share	-	-	-	-	(5,124)	-	-
Bonuses to directors and corporate auditors	-	-	-	-	(103)	-	-
Acquisition of City Green Corporation (Note 8) ...	1,314	-	394	-	-	-	-
Net unrealized loss on available-for-sale securities	-	-	-	-	-	(137)	-
Net increase in treasury stock (1,053 shares)	-	-	-	-	-	-	(7)
Balance at April 1, 2003	94,690	¥83,317	¥90,225	¥1,566	¥298,177	¥ (398)	¥(2,053)
Net income	-	-	-	-	53,086	-	-
Cash dividends paid, ¥60 per share	-	-	-	-	(5,668)	-	-
Bonuses to directors and corporate auditors	-	-	-	-	(98)	-	-
Net unrealized gain on available-for-sale securities	-	-	-	-	-	4,760	-
Net increase in treasury stock (1,228 shares)	-	-	-	-	-	-	(9)
Balance at March 31, 2004	94,690	¥83,317	¥90,225	¥1,566	¥345,497	¥4,362	¥(2,062)

	Common Stock	*Capital Surplus: Additional Paid-in Capital*	*Retained Earnings: Legal Reserve*	*Retained Earnings: Unappropriated*	*Net unrealized Gain (Loss) on Available-for-sale Securities*	*Treasury Stock, at cost*
			Thousands of U.S. dollars (Note 3)			
Balance at March 31, 2003	*$793,495*	*$859,286*	*$14,914*	*$2,839,781*	*$ (3,790)*	*$(19,552)*
Net income	-	-	-	*505,581*	-	-
Cash dividends paid, $0.57 per share	-	-	-	*(53,981)*	-	-
Bonuses to directors and corporate auditors	-	-	-	*(933)*	-	-
Net unrealized gain on available-for-sale securities	-	-	-	-	*45,333*	-
Net increase in treasury stock (1,228 shares)	-	-	-	-	-	*(86)*
Balance at March 31, 2004	*$793,495*	*$859,286*	*$14,914*	*$3,290,448*	*$41,543*	*$(19,638)*

See notes to non-consolidated financial statements.

AIFUL Corporation
Notes to non-consolidated financial statements
Two years ended March 31, 2004

1. Basis of presenting non-consolidated financial statements

The accompanying non-consolidated financial statements of AIFUL Corporation (the "Company") have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

As consolidated statements of cash flows and certain disclosures are presented in the consolidated financial statements of the Company, non-consolidated statements of cash flows and certain disclosures are not presented herein in accordance with accounting procedures generally accepted in Japan.

In preparing these non-consolidated financial statements, certain reclassifications and rearrangements have been made to the Company's non-consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

2. Summary of significant accounting policies

a. Non-consolidation—The non-consolidated financial statements do not include the accounts of subsidiaries. Investments in subsidiaries and associated companies are stated at cost.

b. Cash equivalents—Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits and certificate of deposits which mature or become due within three months of the date of acquisition.

c. Inventories—Inventories include property for sale. Property for sale is stated at the lower of cost or market, cost being determined by the specific identification method. Depreciation of property for sale currently rented is computed by the same method, as applied to property, plant and equipment.

d. Investment securities—Held-to-maturity debt securities are reported at amortized cost and available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

e. Property, plant and equipment—Property, plant and equipment are stated at cost. Depreciation is computed by the declining balance method. The range of useful lives is principally from 3 to 50 years for buildings and structures and from 3 to 20 years for machinery and equipment.

f. Software—Expenditures for the purchase of software, which meet certain future-tests, are capitalized as software and amortized by the straight-line method over the estimated useful lives of five years.

g. Liability for retirement benefit—The Company has contributory and non-contributory funded pension plans covering substantially all employees. Under the pension plans, employees terminating their employment are, in most circumstances, entitled to pension payments based on their average pay during their employment, length of service and certain other factors. If the termination is involuntary, employees are usually entitled to larger payments than in the case of voluntary termination.

The Company accounted for the net liability for retirement benefits based on projected benefit obligation and plan assets at the balance sheet date.

The contributory funded defined benefit pension plan, which is established under the Japanese Welfare Pension Insurance Law, covers a substitutional portion of the governmental pension program managed by the Company on behalf of the government and a corporate portion established at the discretion of the Company. In accordance with the Defined Benefit Pension Plan Law enacted in April 2002, the Company applied for an exemption from obligation to pay benefits for future employee services related to the substitutional portion which would result in the transfer of the pension obligations and related assets to the government upon approval.

The Company obtained approval for exemption from the future obligation by the Ministry of Health, Labor and Welfare on September 25, 2003. The substitutional portion of the plan assets which will be transferred to the government in the subsequent year is to measured to be approximately ¥2,509 million ($23,895 thousand) as at March 31, 2004. If such substitutional portion of plan assets had been transferred to the government on March 31, 2004, income before income taxes would have increased approximately ¥264 million ($2,514 thousand).

Liability for retirement benefits to directors and corporate auditors is provided at the amount which would be required if they retired at each balance sheet date.

The balances of retirement benefits include those to directors and corporate auditors in the amount of ¥1,110 million and ¥1,221 million ($11,629 thousand) for the years ended March 31, 2003 and 2004, respectively.

h. Allowances for doubtful loans—The allowance for doubtful loans is stated in amounts considered to be appropriate based on the Company's past credit loss experience and an evaluation of potential losses in the receivables outstanding.

i. Leases—All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's nonconsolidated financial statements.

j. Income taxes—The provision for income taxes is computed based on the pretax income included in the non-consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of

temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

k. Related party transactions—Related party transactions other than those with subsidiaries and associated companies are not presented herein, as they are disclosed in the consolidated financial statements of the Company.

l. Appropriations of retained earnings—Appropriations of retained earnings are reflected in the non-consolidated financial statements for the following year upon shareholders' approval.

m. Foreign currency transactions—All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the non-consolidated statements of income.

n. Interest on loans—Interest on loans is recorded on an accrual basis. In accordance with the practice prevailing in the industry, the Company records accrued interest to the extent that the realization of such income is considered to be certain.

o. Interest on borrowings—Interest on financial liabilities is accounted for as operating expenses while other interest is included in other expenses.

p. Bond issue costs—Bond issue costs, which are included in other assets, are amortized ratably over periods up to three years.

q. Derivatives and hedging activities—The Company uses derivative financial instruments to manage its exposures to fluctuations in interest rates. Interest rate swaps and caps are utilized by the Company to reduce interest rate risks. The Company does not enter into derivatives for trading or speculative purposes. The accounting standard for derivative financial instruments requires that: a) all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the non-consolidated statements of income, and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

The interest rate swaps and caps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap or cap agreements are recognized and included in interest expense or income.

r. Per share information—Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted net income per share of common stock reflects the potential dilution that could occur if securities were exercised or converted into common stock and assumes full exercise of outstanding stock options. Diluted net income per share is not disclosed because it is anti-dilutive.

Cash dividends per share presented in the accompanying non-consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year.

s. New accounting pronouncements—In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets," and in October 2003 the Accounting Standards Board of Japan (ASB) issued ASB Guidance No.6, "Guidance for Accounting Standard for Impairment of Fixed Assets". These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004. The new accounting standard requires an entity to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition. The Company is currently in the process of assessing the effect of adoption of these pronouncements.

3. Translation into United States dollars

The non-consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥105 to $1, the approximate rate of exchange at March 31, 2004. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

4. Loans

Loans at March 31, 2003 and 2004 consisted of the following (before allowance for doubtful loans):

	2003	2004	*2004*
	(Millions of yen)		*(Thousands of U.S. dollars)*
Unsecured	¥1,068,151	¥1,081,058	*$10,295,790*
Secured	322,840	342,637	*3,263,210*
Small business loans	22,349	27,943	*266,124*
Total	¥1,413,340	¥1,451,638	*$13,825,124*

Registered moneylenders are required to disclose the following information under the Non-Bank Bond Law.

	2003	2004	2004
	(Millions of yen)		*(Thousands of U.S. dollars)*
Loans in legal bankruptcy	¥20,340	¥ 26,108	*$ 248,647*
Nonaccrual loans	31,834	42,141	*401,343*
Accruing loans contractually past due three months or more as to principal or interest payments	11,218	12,376	*117,867*
Restructured loans	32,517	37,260	*354,857*
Total	¥95,909	¥117,885	*$1,122,714*

Loans in legal bankruptcy are loans in which accruals of interest are discontinued (excluding the portion recognized as bad debts), based on management's judgment as to the collectibility of principal or interest resulting from the past due payment of interest or principal and other factors. Allowances for claims in bankruptcy are stated at such amount less net realizable value of collateral.

Nonaccrual loans are loans in which accruals of interest are discontinued, and those other than loans in legal bankruptcy as well as loans receiving regular payments in case of granting deferral of interest payment to the debtors in financial difficulties to assist them in their recovery.

Accruing loans contractually past due three months or more as to principal or interest payments are loans for which payments of principal or interest have not been received for a period of three months or more beginning with the next business day following the last due date for such payments. Loans classified as loans in legal bankruptcy and nonaccrual loans are excluded from accruing loans contractually past due three months or more.

Restructured loans are loans on which creditors grant concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, waiver of the face amount, or other concessive measures) to the debtors in financial difficulties to assist them in their recovery and eventually enable them to pay creditors. Loans classified as loans in legal bankruptcy, nonaccrual loans and accruing loans contractually past due three months or more are excluded.

At March 31, 2003 and 2004, the Company had the balances related to revolving loan contracts of ¥1,071,918 million and ¥1,083,951 million ($10,323,343 thousand), respectively, whereby a commitment is set up for each loan customer and the Company is obligated to advance funds up to a predetermined amount upon request. At March 31, 2003 and 2004, the balances of unadvanced commitments were ¥496,448 million and ¥535,216 million ($5,097,295 thousand), respectively. The loan contract contains provisions that allow the Company to reduce the contract amount of the commitment or refuse to advance funds to loan customers under certain conditions.

AIFUL Corporation

Notes to non-consolidated financial statements (continued)
Two years ended March 31, 2004

5. Inventories

Inventories at March 31, 2003 and 2004 consisted of the following:

	2003	2004	2004
	(Millions of yen)		*(Thousands of U.S. dollars)*
Property for sale	¥336	¥181	*$1,724*

6. Marketable and investment securities

Disclosure of cost and fair value of marketable and investment securities at March 31, 2003 and 2004 is not presented herein, as such information is not required in non-consolidated financial statements.

7. Short-term borrowings and long-term debt

Short-term borrowings at March 31, 2003 and 2004 consisted of the following:

	2003	2004	2004
	(Millions of yen)		*(Thousands of U.S. dollars)*
Commercial paper, 0.80% at March 31, 2003	¥13,000	-	-
Loans from banks, 0.80% to 1.05% (0.80% to 1.05% at March 31, 2003)	10,000	6,500	*61,905*
Loans from other financial institutions, 1.48% (1.38% to 1.48% at March 31, 2003)	4,000	2,000	*19,047*
Total	¥27,000	¥8,500	*$80,952*

Long-term debt at March 31, 2003 and 2004 consisted of the following:

	2003	2004	*2004*
	(Millions of yen)		*(Thousands of U.S. dollars)*
Loans from banks, 0.69% to 4.20%, due serially to 2008 (1.36% to 4.20%, due serially to 2008 at March 31, 2003)	¥ 453,029	¥ 446,258	*$ 4,250,076*
Loans from other financial institutions, 1.45% to 4.00%, due serially to 2008 (1.50% to 4.20%, due serially to 2008 at March 31, 2003)	211,169	194,767	*1,854,924*
Syndicated Loans, 0.89% to 1.87%, due serially to 2009 (0.89% to 1.78%, due serially to 2009 at March 31, 2003)	77,834	87,603	*834,314*
Unsecured yen straight bonds, due 2003 (1.73% to 3.65% at March 31, 2003)	20,000	-	-
Unsecured 2.00% to 2.53% yen straight bonds, due 2004 (2.00% to 2.53% at March 31,2003)	135,000	90,000	*857,143*
Unsecured 0.80% to 2.00% yen straight bonds, due 2005 (1.75% to 2.00%, at March 31, 2003)	50,000	80,000	*761,905*
Unsecured 1.30% to 3.27% yen straight bonds, due 2006 (1.30% to 3.27% at March 31, 2003)	78,500	78,500	*747,619*
Unsecured 1.66% to 2.51% yen straight bonds, due 2007 (1.66% to 2.51% at March 31, 2003)	43,000	43,000	*409,524*
Unsecured 1.07% to 2.48% yen straight bonds, due 2008 (1.62% to 2.48% at March 31, 2003)	30,000	50,000	*476,190*
Unsecured 1.98% to 3.28% yen straight bonds, due 2009 (1.98% to 3.28% at March 31, 2003)	28,000	28,000	*266,667*
Unsecured 1.25% to 3.00% yen straight bonds, due 2010 (2.93% to 3.00% at March 31, 2003)	20,000	30,000	*285,714*
Unsecured 1.74% yen straight bonds, due 2013	-	10,000	*95,238*
Unsecured Euro-yen straight bonds, due 2003 (3.65% at March 31, 2003)	9,500	-	-
Unsecured variable rate Euro-yen straight bonds, due 2006 (1.80% at March 31, 2004, 1.82% at March 31, 2003)	15,000	12,500	*119,048*
Unsecured 0.86% medium-term notes, due 2005	4,000	4,000	*38,095*
Unsecured 2.21% medium-term notes, due 2007	1,000	1,000	*9,524*
Unsecured 3.00% medium-term notes, due 2008	3,000	3,000	*28,571*
Unsecured 3.50% medium-term notes, due 2015	15,000	15,000	*142,857*
Other (principally from leasing and factoring companies), 0.85% to 2.30%, due serially to 2008 (0.85% to 2.65%, at March 31, 2003)	124,293	101,601	*967,629*
Total	1,318,325	1,275,229	*12,145,038*
Less current portion	(447,876)	(417,815)	*(3,979,190)*
Long-term debt, less current portion	¥ 870,449	¥ 857,414	*$ 8,165,848*

The aggregate annual maturities of long-term debt at March 31, 2004 were as follows:

Year Ending March 31,	(Millions of yen)	*(Thousands of U.S. dollars)*
2005	¥ 417,815	*$ 3,979,190*
2006	352,337	*3,355,590*
2007	236,739	*2,254,657*
2008	136,188	*1,297,029*
2009	55,677	*530,257*
2010 and thereafter	76,473	*728,315*
Total	¥1,275,229	*$12,145,038*

At March 31, 2004, the following assets were pledged as collateral for long-term debt (including current portion of long-term debt).

	(Millions of yen)	*(Thousands of U.S. dollars)*
Loans	¥650,630	*$6,196,476*
Inventories	124	*1,181*
Total	¥650,754	*$6,197,657*
Related liabilities:		
Long-term debt (including current portion of long-term debt)	¥479,642	*$4,568,019*

Land and other assets of Marutoh KK, the Company's subsidiary, were pledged as collateral for the above liabilities.

In addition, if requested by lending financial institutions, the Company has committed to pledge collateral for loans other than those shown in the above table. At March 31, 2004, related liabilities for which lending financial institutions can request the Company to pledge collateral consisted of the following:

	(Millions of yen)	*(Thousands of U.S. dollars)*
Long-term debt (including current portion of long-term debt)	¥135,141	*$1,287,057*

At March 31, 2004, other current assets amounting to ¥6,154 million ($58,610 thousand) were pledged as collateral for the interest rate swap contracts.

8. Shareholders' equity

Japanese companies are subject to the Japanese Commercial Code (the "Code") to which various amendments have become effective since October 1, 2001.

The Code was revised whereby common stock par value was eliminated resulting in all shares being recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital. The Code permits companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The revised Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.

The revised Code eliminated restrictions on the repurchase and use of treasury stock allowing companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders meeting and dispose of such treasury stock by resolution of the Board of Directors beginning April 1, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividends plus amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders meeting.

The amount of retained earnings available for dividends under the Code was ¥343,435 million ($3,270,810 thousand) as of March 31, 2004, based on the amount recorded in the Company's general books of account. In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

At the Shareholders' General Meeting held on June 27, 2001, the Company's shareholders approved the following stock option plan for the Company's directors and key employees. The plan provides for granting options to directors and key employees to purchase up to 204 thousand shares of the Company's common stock as of March 31, 2004. The options were granted to purchase common stock at the higher of 103% of the average fair market price for the preceding month of the grant, or the fair market price at the time of grant.

The stock options are exercisable from July 1, 2003 to June 30, 2006. The Company plans to issue acquired treasury stock upon exercise of the stock options.

On May 27, 2002, the Board of Directors resolved that the number of common shares the Company is authorized to issue was increased from 224 million shares to 373.5 million shares. This resolution was approved at the Shareholders' General Meeting held on June 26, 2002.

On October 1, 2002, the Company acquired all 2,000 shares of City Green Corporation ("City Green"), a holding company of City's Corporation ("City's"), in exchange for 1,314,000 shares of the Company's common stock, according to an agreement dated August 27, 2002. As a result, City Green became a wholly owned subsidiary of the Company effective October 1, 2002. On the exchange of common stock, ¥394 million were credited to additional paid-in capital based on the book value of the acquired net assets.

At the Shareholders' General Meeting held on June 26, 2003, the Company's shareholders approved that the Company is authorized to purchase treasury stock of the Company up to 9 million shares (aggregate amount of ¥90,000 million) in the period from the closing of this Shareholders' General Meeting to that of the next Shareholders' General Meeting.

At March 31, 2004, the Company has not yet repurchased shares of the Company's common stock under this plan.

9. Income taxes

The Company is subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 41.9% for the years ended March 31, 2003 and 2004.

On March 31, 2003, a tax reform law was enacted in Japan which changed the normal effective statutory tax rate from 41.9% to 40.6%, effective for years beginning on or after April 1, 2004. The deferred tax assets and liabilities which will realize on or after April 1, 2004 are measured at the effective tax rate of 40.6% and 40.4% as at March 31, 2003 and 2004, respectively.

The tax effects of significant temporary differences which resulted in deferred tax assets and liabilities at March 31, 2003 and 2004 are as follows:

	2003	2004	*2004*
	(Millions of yen)		*(Thousands of U.S. dollars)*
Current Deferred Tax Assets:			
Provision for doubtful loans	¥ 6,634	¥ 6,732	*$ 64,114*
Enterprise tax payable	2,096	1,409	*13,419*
Charge-offs for doubtful loans	1,453	2,518	*23,981*
Unrecorded accrued interest on loans	1,400	1,881	*17,914*
Accrued bonuses	816	973	*9,267*
Other	38	116	*1,105*
Current deferred tax assets	¥12,437	¥13,629	*$129,800*

AIFUL Corporation

Notes to non-consolidated financial statements (continued)
Two years ended March 31, 2004

	2003	2004	2004
	(Millions of yen)		*(Thousands of U.S. dollars)*
Non-current Deferred Tax Assets:			
Provision for doubtful loans	¥1,931	¥ 648	*$ 6,172*
Depreciation and amortization	1,108	1,606	*15,295*
Provision for employees' retirement benefits	941	327	*3,114*
Provision for retirement benefits to directors and corporate auditors	448	495	*4,714*
Unrealized loss o available-for-sale securities	270	-	-
Other	468	672	*6,400*
Total	¥5,166	¥3,748	*$35,695*
Non-current deferred tax assets			
Non-current Deferred Tax Liabilities:			
Unrealized gain on available for sale securities	-	2,979	*28,371*
Net non-current deferred tax assets	¥5,166	¥ 769	*$ 7,324*

A reconciliation between the normal effective statutory tax rate for the years ended March 31, 2003 and 2004 and the actual effective tax rates reflected in the accompanying non-consolidated statements of income is as follows:

	2003	2004
Normal effective statutory tax rates	41.9%	41.9%
Increase in tax rate resulting from:		
Additional taxation on undistributed income	5.8	5.3
Other, net	0.3	(1.4)
Actual effective tax rates	48.0%	45.8%

10. Leases

The Company leases vehicles, computer equipment, furniture and fixtures, office space and other assets.

Total rental expenses including lease payments under finance leases for the years ended March 31, 2003 and 2004 were as follows:

	Total rental expenses	Lease payments under finance lease	*Total rental expenses*	*Lease payments under finance leases*
	(Millions of yen)		*(Thousands of U.S. dollars)*	
Year ended March 31:				
2003	¥15,536	¥5,319	-	-
2004	13,926	3,986	*$132,629*	*$37,962*

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligation under finance leases, depreciation expense, and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2003 and 2004 were as follows:

	2003	2004	*2004*
		Machinery and equipment	*Machinery and equipment*
	(Millions of yen)		*(Thousands of U.S. dollars)*
Acquisition cost	¥22,493	¥17,901	*$170,485*
Accumulated depreciation	17,363	14,338	*136,552*
Net leased property	¥ 5,130	¥ 3,563	*$ 33,933*

Obligations under finance leases:

	2003	2004	*2004*
	(Millions of yen)		*(Thousands of U.S. dollars)*
Due within one year	¥3,919	¥2,499	*$23,800*
Due after one year	3,631	1,102	*10,495*
Total	¥7,550	¥3,601	*$34,295*

Depreciation expense and interest expense, which are not reflected in the accompanying non-consolidated statements of income, computed under a straight-line method and the interest method for the year ended March 31, 2004 and under a declining-balance method and the interest method for the year ended March 31, 2003 were as follows:

	2003	2004	*2004*
	(Millions of yen)		*(Thousands of U.S. dollars)*
Depreciation expense	¥4,769	¥3,820	*$36,381*
Interest expense	231	104	*990*

Effective April 1, 2003, the Company changed its method of depreciation for leased property from the declining-method to the straight-line method, retroactively adjusted for prior years. The effects of this change were to increase depreciation by ¥757 million ($7,210 thousand) and to decrease accumulated depreciation by ¥1,558 million ($14,838 thousand).

11. Contingent liabilities

At March 31, 2004, contingent liabilities were ¥35,917 million ($342,067 thousand) of guarantees and similar items of bank loans, including those relating to an associated company in the amount of ¥8,600 million ($81,905 thousand).

12. Net income per share

Basic net income per share ("EPS") for the years ended March 31, 2003 and 2004 is computed as follows:

	Net income	Weighted average shares	EPS	
	(Millions of yen)	(Thousands of shares)	(Yen)	*(U.S. dollars)*
For the year ended March 31, 2003:				
Basic EPS				
Net income available to common shareholders	¥55,220	93,810	¥588.63	-
For the year ended March 31, 2004:				
Basic EPS				
Net income available to common shareholders	¥52,980	94,468	¥560.82	*$5.34*

Diluted EPS is not disclosed because it is anti-dilutive for the years ended March 31, 2003 and 2004.

13. Subsequent events

I. As of June 30, 2004, the Company will acquire all 32,135 shares of Wide Corporation ("Wide") according to an agreement dated June 16, 2004. As a result, Wide will become a wholly owned subsidiary of the Company effective June 30, 2004.

Corporate Profile of Wide as of March 31, 2004 is as follows:

Corporate Name	Wide Corporation
Corporate Headquarters	Utsunomiya-shi, Tochigi, Japan
President / Representative Director	Mitsuo Yanagi
Date of Establishment	May 1984
Main Operations	Consumer finance
Total Assets	¥106,694 million ($1,016,133 thousand)
Shareholders' Equity	¥12,461 million ($118,676 thousand)
Common Stock	¥2,555 million ($24,333 thousand)

Total assets in the above table include off-balance sheet securitized loans of ¥36,811 million yen ($350,581 thousand).

AIFUL Corporation

Notes to non-consolidated financial statements (continued)
Two years ended March 31, 2004

II. At the Shareholders' General Meeting held on June 25, 2004, the Company's shareholders approved the following appropriations of retained earnings and purchase of treasury stock.

a. Appropriations of retained earnings

The following appropriations of retained earnings at March 31, 2004 were approved:

	(Millions of yen)	***(Thousands of U.S. dollars)***
Year-end cash dividends, ¥30 ($0.29) per share	¥2,834	*$26,990*
Bonuses to directors and corporate auditors	107	*1,019*

b. Stock option plan

The plan provides for granting options to directors and key employees of the Company and subsidiaries to purchase up to 300 thousand shares of the Company's common stock in the period from July 1, 2005 to June 30, 2009. The options will be granted to purchase common stock at the higher of 103% of the average fair market price for the preceding month of the grant, or the fair market price at the time of grant. The Company plans to grant stock purchase warrants and issue stock upon exercise of the stock options.

AIFUL Corporation and consolidated subsidiaries
Interim consolidated balance sheets (unaudited)

	As of September 30,		
	2003	2004	*2004*
	(Millions of yen)		*(Thousands of U.S. dollars) (Note 3)*
ASSETS			
Current assets:			
Cash and cash equivalents	¥ 182,889	¥ 150,590	*$ 1,356,667*
Time deposits (Note 9)	837	634	*5,711*
Marketable securities (Note 8)	10	-	-
Commercial paper	2,000	-	-
Loans (Notes 4 and 9)	1,728,688	1,919,982	*17,297,135*
Installment accounts receivable (Notes 5 and 9)	142,744	168,116	*1,514,559*
Investments held by venture capital subsidiary		1,863	*16,784*
Loan guarantees (Note 6)	131,286	135,773	*1,223,180*
Other receivables	12,745	9,861	*88,837*
Allowance for doubtful loans and receivables	(127,798)	(134,758)	*(1,214,036)*
Inventories (Notes 7 and 9)	697	1,813	*16,333*
Prepaid expenses	4,511	4,930	*44,415*
Deferred tax assets	29,615	30,204	*272,108*
Other current assets (Note 9)	50,530	55,048	*495,929*
Total current assets	2,158,754	2,344,056	*21,117,622*
Property, plant and equipment (Note 9):			
Land	14,769	15,385	*138,604*
Buildings and structures	45,960	49,634	*447,153*
Machinery, vehicles and equipment	14,111	19,042	*171,550*
Construction in progress	185	51	*459*
Total	75,025	84,112	*757,766*
Accumulated depreciation	(29,902)	(35,234)	*(317,424)*
Net property, plant and equipment	45,123	48,878	*440,342*
Investments and other assets:			
Investment securities (Notes 8 and 9)	13,999	15,826	*142,577*
Investments in and advances to unconsolidated subsidiaries and associated companies (Note 11)	3,806	173	*1,559*
Claims in bankruptcy (Note 4)	20,751	27,879	*251,162*
Allowance for advances to subsidiary and claims in bankruptcy	(19,936)	(20,438)	*(184,126)*
Goodwill, net	20,015	11,874	*106,973*
Software, net	19,541	21,755	*195,991*
Long-term loans receivables (less current portion)	1,176	1,114	*10,036*
Lease deposits	10,732	11,616	*104,649*
Long-term prepayments	8,468	7,019	*63,234*
Deferred tax assets	16,636	11,816	*106,450*
Deferred losses on hedging instruments mainly interest rate swaps (Note 2.q)	19,684	18,151	*163,523*
Other assets (Note 9)	5,295	6,815	*61,395*
Total investments and other assets	120,167	113,600	*1,023,423*
Total	¥2,324,044	¥2,506,534	*$22,581,387*

See notes to interim consolidated financial statements (unaudited).

AIFUL Corporation and consolidated subsidiaries
Interim consolidated balance sheets (unaudited) (continued)

	As of September 30,		
	2003	2004	*2004*
	(Millions of yen)		*(Thousands of U.S. dollars) (Note 3)*
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term borrowings (Note 9)	¥ 61,738	¥ 77,925	*$ 702,027*
Current portion of long-term debt (Note 9)	475,812	564,357	*5,084,297*
Trade notes payable	13,079	12,942	*116,595*
Trade accounts payable (Note 9)	23,889	24,518	*220,883*
Obligation under loan guarantees (Note 6)	131,286	135,773	*1,223,180*
Income taxes payable	24,830	21,396	*192,757*
Accrued expenses	9,826	9,733	*87,685*
Other current liabilities	39,197	40,253	*362,639*
Total current liabilities	779,657	886,897	*7,990,063*
Long-term liabilities:			
Long-term debt (less current portion) (Note 9)	1,002,401	1,014,835	*9,142,658*
Liability for retirement benefits (Note 2.g)	4,111	3,522	*31,730*
Interest rate swaps (Note 2.q)	19,862	17,509	*157,738*
Other long-term liabilities	1,003	1,402	*12,630*
Total long-term liabilities.	1,027,377	1,037,268	*9,344,756*
Minority interest	4,181	4,991	*44,964*
Shareholders' equity (Notes 10 and 15):			
Common stock, authorized, 373,500,000 shares; issued, 94,690,000 shares	83,317	83,317	*750,604*
Capital surplus:			
Additional paid-in capital	104,126	104,126	*938,072*
Net gain on disposal of treasury stock	-	21	*189*
Retained earnings	325,580	387,480	*3,490,811*
Net unrealized gain on available-for-sale securities	1,860	3,902	*35,153*
Total	514,883	578,846	*5,214,829*
Treasury stock, at cost—221,999 shares at September 30, 2003 (unaudited), 158,642 shares at September 30, 2004 (unaudited)	(2,054)	(1,468)	*(13,225)*
Total shareholders' equity	512,829	577,378	*5,201,604*
Total	¥2,324,044	¥2,506,534	*$22,581,387*

See notes to interim consolidated financial statements (unaudited).

AIFUL Corporation and consolidated subsidiaries
Interim consolidated statements of income (unaudited)

	Six months Ended September 30, 2003	2004	2004
	(Millions of yen)		*(Thousands of U.S. dollars) (Note 3)*
Income:			
Interest on loans	¥213,239	¥231,373	*$2,084,441*
Interest on credit card shopping loans	3,963	4,274	*38,505*
Interest on per-item shopping loans	8,018	8,282	*74,613*
Interest on loan guarantees	2,585	3,356	*30,234*
Interest on deposits, securities and other	161	193	*1,739*
Revenue from sales of investments held by venture capital subsidiary	-	227	*2,045*
Gains of sales of property for sale	25	-	-
Recovery of loans previously charged off	3,593	3,991	*35,955*
Gain on exemption from pension obligation of the governmental program	4,026	208	*1,874*
Other income	4,865	5,609	*50,531*
Total income	240,475	257,513	*2,319,937*
Expenses:			
Interest on borrowings	17,371	18,135	*163,378*
Cost of sales of investments held by venture capital subsidiary	-	94	*847*
Charge-offs and provision for doubtful loans, receivables, advances to an unconsolidated subsidiary and claims in bankruptcy	87,589	77,878	*701,604*
Salaries and other employees' benefits	24,163	26,062	*234,793*
Advertising expenses	10,680	11,669	*105,126*
Rental expenses	12,137	12,331	*111,090*
Commissions and fees	10,417	12,016	*108,252*
Depreciation and amortization	5,277	10,120	*91,171*
Provision for employees' retirement benefits	313	670	*6,036*
Provision for retirement benefits to directors and corporate auditors	88	51	*460*
Other expenses	25,414	28,064	*252,829*
Total expenses	193,449	197,090	*1,775,586*
Income before income taxes and minority interests	47,026	60,423	*544,351*
Income taxes:			
Current	24,843	21,524	*193,909*
Deferred	(5,557)	5,873	*52,910*
Total income taxes	19,286	27,397	*246,819*
Minority interests in net income	¥ 151	¥ 311	*$ 2,802*
Net income	¥ 27,589	¥ 32,715	*$ 294,730*

	Yen		*U.S. Dollars*
Amounts per common share (Notes 2.r and 14):			
Basic net income	¥292.04	¥346.18	*$3.12*
Diluted net income	-	346.12	*3.12*
Cash dividends applicable to the period (Note 15)	30.00	30.00	*0.27*

See notes to interim consolidated financial statements (unaudited).

AIFUL Corporation and consolidated subsidiaries
Interim consolidated statements of shareholders' equity (unaudited)

	Number of Shares of Common Stock Issued	Common Stock	Capital Surplus		Retained Earnings	Net Unrealized Gain on Available-for-sale Securities	Treasury Stock, at cost
			Additional Paid-in Capital	Net Gain on Disposal of Treasury Stock			
	Thousands	(Millions of yen)					
Balance at April 1, 2003	94,690	¥83,317	¥104,126	-	¥300,924	¥ (323)	¥(2,053)
Net income	-	-	-	-	27,589	-	-
Cash dividends paid, ¥30 per share	-	-	-	-	(2,834)	-	-
Bonuses to directors and corporate auditors	-	-	-	-	(99)	-	-
Net loss on disposal of treasury stock	-	-	-	-	(0)	-	-
Net unrealized gain on available-for-sale securities	-	-	-	-	-	2,183	-
Net increase in treasury stock (361 shares)	-	-	-	-	-	-	(1)
Balance at September 30, 2003	94,690	¥83,317	¥104,126		¥325,580	¥1,860	¥(2,054)
Balance at April 1, 2004	94,690	¥83,317	¥104,126		¥357,706	¥4,417	¥(2,062)
Net income	-	-	-	-	32,715	-	-
Cash dividends paid, ¥30 per share	-	-	-	-	(2,834)	-	-
Bonuses to directors and corporate auditors	-	-	-	-	(107)	-	-
Net gain on disposal of treasury stock	-	-	-	21	-	-	-
Net unrealized loss on available-for-sale securities	-	-	-	-	-	(515)	-
Net decrease in treasury stock (64,224 shares)	-	-	-	-	-	-	594
Balance at September 30, 2004	94,690	¥83,317	¥104,126	¥21	¥387,480	¥3,902	¥(1,468)

	Common Stock	*Capital Surplus*		*Retained Earnings*	*Net Unrealized Gain on Available-for-sale Securities*	*Treasury Stock, at cost*
		Additional Paid-in Capital	*Net Gain on Disposal of Treasury Stock*			
	(Thousands of U.S. dollars) (Note 3)					
Balance at April 1, 2004	*$750,604*	*$938,072*	-	*$3,222,577*	*$39,793*	*$(18,577)*
Net income	-	-	-	*294,730*	-	-
Cash dividends paid, $0.27 per share	-	-	-	*(25,532)*	-	-
Bonuses to directors and corporate auditors	-	-	-	*(964)*	-	-
Net gain on disposal of treasury stock	-	-	*$189*	-	-	-
Net unrealized loss on available-for-sale securities	-	-	-	-	*(4,640)*	-
Net decrease in treasury stock (64,224 shares)	-	-	-	-	-	*5,352*
Balance at September 30, 2004	*$750,604*	*$938,072*	*$189*	*$3,490,811*	*$35,153*	*$(13,225)*

See notes to interim consolidated financial statements (unaudited).

AIFUL Corporation and consolidated subsidiaries
Interim consolidated statements of cash flows (unaudited)

	Six months Ended September 30, 2003	2004	2004
	(Millions of yen)		*(Thousands of U.S. dollars) (Note 3)*
Operating activities:			
Income before income taxes and minority interests	¥ 47,026	¥ 60,423	*$ 544,351*
Adjustments for:			
Income taxes—paid	(37,641)	(26,957)	*(242,856)*
Depreciation and amortization	5,277	10,120	*91,171*
Increase in allowance for doubtful loans and receivables, advances to an unconsolidated subsidiary and claims in bankruptcy	15,603	1,519	*13,685*
Decrease in liability for employees' retirement benefits	(649)	(966)	*(8,703)*
Amortization of bonds issue costs	218	203	*1,829*
Loss on write-down of investment securities	12	574	*5,171*
Loss on sales of property, plan and equipment	82	183	*1,649*
Loss on disposal of property, plant and equipment	356	199	*1,793*
Gain on exemption from pension obligation of the governmental program	(4,026)	(208)	*(1,874)*
Changes in assets and liabilities:			
Increase in loans	(57,907)	(68,008)	*(612,685)*
Decrease (increase) in installment accounts receivable and loan guarantees	5,113	(13,831)	*(124,604)*
Decrease in investments held by venture capital subsidiary	-	266	*2,396*
Decrease (increase) in other receivables	(6)	344	*3,099*
Increase in claims in bankruptcy	(3,388)	(4,218)	*(38,000)*
Decrease (increase) in inventories	27	(485)	*(4,369)*
Increase in prepaid expenses	(272)	(217)	*(1,955)*
Decrease (increase) in long-term prepayments	(549)	1,002	*9,027*
Decrease in other current assets	6,959	5,003	*45,072*
Increase in other current liabilities	5,723	2,981	*26,856*
Other—net	857	393	*3,541*
Total adjustments	(64,211)	(92,103)	*(829,757)*
Net cash used in operating activities	(17,185)	(31,680)	*(285,406)*
Investing activities:			
Capital expenditures	(8,855)	(6,878)	*(61,964)*
Decrease in loans	43,601	14,333	*129,126*
Purchases of commercial paper	(2,000)	-	-
Purchases of investment securities	(258)	(1)	*(9)*
Acquisition of subsidiary (net of cash acquired)	-	(10,319)	*(92,964)*
Decrease in investment in trust	2,000	1,000	*9,009*
Other—net	2,159	1,889	*17,018*
Net cash provided by investing activities	36,647	24	*216*
Financing activities:			
Net increase (decrease) in short-term borrowings	(7,127)	7,065	*63,649*
Proceeds from long-term debt (net of bonds issue costs)	360,083	387,323	*3,489,396*
Repayments of long-term debt	(318,250)	(313,200)	*(2,821,622)*
Cash dividends paid	(2,834)	(2,834)	*(25,532)*
Acquisition of treasury stock	(2)	-	-
Disposal of treasury stock	-	614	*5,532*
Net cash provided by financing activities	31,870	78,968	*711,423*
Foreign currency translation adjustments on cash and cash equivalents	(86)	5	*46*
Net increase in cash and cash equivalents	51,246	47,317	*426,279*
Cash and cash equivalents of newly consolidated subsidiaries, beginning of year	-	4,944	*44,541*
Cash and cash equivalents, beginning of year	131,643	98,329	*885,847*
Cash and cash equivalents, end of year	¥ 182,889	¥ 150,590	*$ 1,356,667*
Noncash investing activities:			
During the six-month period ended September 30, 2004, the Company acquired Wide Corporation as follows:			
Assets required	-	¥ 77,694	*$ 699,946*
Liabilities assumed	-	65,232	*587,675*
Capital paid for the capital	-	16,840	*151,712*
Goodwill	-	4,378	*39,441*

See notes to interim consolidated financial statements (unaudited).

AIFUL Corporation and consolidated subsidiaries

Notes to interim consolidated financial statements (unaudited) Six months ended September 30, 2003 and 2004

1. Basis of presenting consolidated financial statements

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

The consolidated semiannual financial statements and notes thereto, as of and for the six months ended September 30, 2003 and 2004 presented herein, have not been audited.

2. Summary of significant accounting policies

a. Consolidation—The consolidated financial statements include the accounts of Aiful Corporation (the "Company") and its nine significant subsidiaries (together, "AIFUL"). Consolidation of the remaining subsidiaries would not have a material effect on the accompanying consolidated financial statements.

On April 1, 2004, Tryto Corporation was formed through the integration of consolidated subsidiaries, Happy Credit Corporation, Shinwa Co., Ltd. and Sanyo Shinpan Co., Ltd.

Wide Corporation ("Wide"), which engages in consumer finance, became a wholly owned subsidiary of the Company effective June 30, 2004. The accounts of Wide and New Frontier Partners Co., Ltd. are newly consolidated for the six months ended September 30, 2004.

Under the control or influence concept, those companies in which the Company, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which AIFUL has the ability to exercise significant influence are accounted for by the equity method.

Investments in the remaining two unconsolidated subsidiaries (three for the six months ended September 30, 2003) and one associated company are accounted for on the cost basis because the effect on the consolidated financial statements of not applying the equity method is immaterial.

Goodwill on acquisition of subsidiaries is amortized using the straight line method over ten years. However, when the excess of cost over net assets of subsidiaries acquired is not material, it is charged to income when incurred. All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Group is eliminated.

b. Cash equivalents—Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits and certificate of deposits which mature or become due within three months of the date of acquisition.

c. Inventories—Inventories include property for sale and supplies. Property for sale is stated at the lower of cost or market, cost being determined by the specific identification method. Depreciation of property for sale currently rented is computed by the same method as applied to property, plant and equipment. Supplies are stated at the most recent purchase price, which approximates cost determined by the first-in, first-out method.

d. Marketable and investment securities—Marketable and investment securities are classified and accounted for, depending on management's intent, as follows: i) trading securities, which are held for the purpose of earning capital gains in the near term are reported at fair value, and the related unrealized gains and losses are included in earnings, ii) held-to-maturity debt securities are reported at amortized cost and iii) available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable available-for-sale securities are stated at cost determined by the moving-average method.

For other than temporary declines in fair value, marketable and investment securities are reduced to net realizable value by a charge to income.

e. Property, plant and equipment —Property, plant and equipment are stated at cost. Depreciation is computed by the declining-balance method. The range of useful lives is principally from 2 to 62 years for buildings and structures and from 2 to 20 years for machinery and equipment.

f. Software —Expenditures for the purchase of software, which meet certain future-tests, are capitalized as software and amortized by the straight-line method over the estimated useful lives of five years.

g. Liability for retirement benefits —The Company and certain consolidated subsidiaries have contributory and non-contributory funded pension plans covering substantially all employees. Under the pension plans, employees terminating their employment are, in most circumstances, entitled to pension payments based on their average pay during their employment, length of service and certain other factors. If the termination is involuntary, employees are usually entitled to larger payments than in the case of voluntary termination.

AIFUL accounted for the net liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date.

The contributory funded defined benefit pension plan, which is established under the Japanese Welfare Pension Insurance Law, covers a substitutional portion of the governmental pension program managed by the Company and certain consolidated subsidiaries on behalf of the government and a corporate portion established at the discretion of the Company and certain consolidated subsidiaries. In accordance with the Defined Benefit Pension Plan Law enacted in April 2002, the Company and certain consolidated subsidiaries applied for an exemption from

obligation to pay benefits for future employee services related to the substitutional portion which would result in the transfer of the pension obligations and related assets to the government upon approval. On September 25, 2003, the Company and certain consolidated subsidiaries obtained approval for exemption from the future obligation by the Ministry of Health, Labor and Welfare. The Company and certain consolidated subsidiaries applied for the transfer of the substitutional portion of past pension obligations to the government and obtained approval by the Ministry of Health, Labor and Welfare on September 30, 2004. The actual transfer of the pension obligations and related assets to the government is to take place subsequently after the government's approval. Based upon the above approval in September 2004, the Company recognized a gain on exemption from pension obligation of the governmental program in the amount of ¥208 million ($1,874 thousand) for the six months ended September 30, 2004.

One consolidated subsidiary chose to apply the transitional measure of the accounting standard (Article 47-2 of Accounting Committee Report No.13 "Practical Guidelines for Accounting for Retirements Benefits"), which permits the subsidiary to account for the exemption of pension obligations and plan assets related to the substitutional portion as of the date of obtaining approval of exemption (i.e., before the transfer of the related plan assets to the government). The subsidiary obtained approval of exemption from future obligation by the Ministry of Health, Labour and Welfare on September 25, 2003. As a result, the subsidiary recognized a gain on exemption from future and prior pension obligation of the government program in the amount of ¥4,026 million for the six months ended September 30, 2003.

Liability for retirement benefits to directors and corporate auditors is provided at the amount which would be required if they retired at each balance sheet date. The liability for retirement benefits includes benefits to directors and corporate auditors as follows:

	Millions of yen	*Thousands of U.S. dollars*
At September 30:		
2003	¥1,229	
2004	1,376	*$12,396*

h. Allowances for doubtful accounts—The allowance for doubtful accounts is stated in amounts considered to be appropriate based on AIFUL's past credit loss experience and an evaluation of potential losses in the receivables outstanding.

i. Leases—All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's consolidated financial statements.

j. Income taxes—The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to

recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

k. Appropriations of retained earnings—Appropriations of retained earnings are reflected in the consolidated financial statements for the following year upon shareholders' approval.

l. Foreign currency transactions—All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the consolidated statements of income.

m. Interest on loans—Interest on loans is recorded on an accrual basis. In accordance with the practice prevailing in the industry, AIFUL records accrued interest to the extent that the realization of such income is considered to be certain.

n. Installment revenue — Fees from customers and member stores applying the add-on method are generally recorded collectively as unearned income when credit contracts become effective and are recognized in equal installments over the lives of contracts. Fees from customers applying the remaining principal method or revolving method are generally recognized in equal installments over the lives of contracts.

o. Interest on borrowings—Interest on loan guarantees is recorded by the remaining principal method.

p. Bonds issue costs—Bonds issue costs, which are included in other assets, are amortized ratably over periods up to three years.

q. Derivatives and hedging activities—AIFUL uses derivative financial instruments to manage its exposures to fluctuations in interest rates. Interest rate swaps and caps are utilized by AIFUL to reduce interest rate risks. AIFUL does not enter into derivatives for trading or speculative purposes. The accounting standard for derivative financial instruments requires that: a) all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated statements of income, and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

The interest rate swaps and caps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap or cap agreements are recognized and included in interest expense or income.

r. Per share information—Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted net income per share of common stock reflects the potential dilution that could occur if securities were exercised into common stock and assumes full exercise of outstanding stock options.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective periods including dividends to be paid after the end of the period.

s. New accounting pronouncements—In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets", and in October 2003 the Accounting Standards Board of Japan (ASB) issued ASB Guidance No.6, "Guidance for Accounting Standard for Impairment of Fixed Assets". These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The new accounting standard requires an entity to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

The Company expects to adopt such accounting standards effective April 1, 2005 and is currently in the process of assessing the effect of their adoption.

3. Translation into United States dollars

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥111 to $1, the approximate rate of exchange at September 30, 2004. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

AIFUL Corporation and consolidated subsidiaries
Notes to interim consolidated financial statements (unaudited) (continued)
Six months ended September 30, 2003 and 2004

4. Loans

Loans at September 30, 2003 and 2004 consisted of the following (before allowance for doubtful loans):

			September 30,
	2003	2004	*2004*
	(Millions of yen)		*(Thousands of U.S. dollars)*
Unsecured	¥1,460,264	¥1,590,256	*$14,326,631*
Secured	338,756	348,178	*3,136,739*
Small business loans	72,525	101,292	*912,540*
Total	¥1,871,545	¥2,039,726	*$18,375,910*
Off-balance sheet securitized loans	(142,857)	(119,744)	*(1,078,775)*
Net	¥1,728,688	¥1,919,982	*$17,297,135*

Registered moneylenders are required to disclose the following information under the Non-Bank Bond Law.

			September 30,
	2003	2004	*2004*
	(Millions of yen)		*(Thousands of U.S. dollars)*
Loans in legal bankruptcy	¥ 24,183	¥ 33,645	*$ 303,108*
Nonaccrual loans	46,576	57,689	*519,721*
Accruing loans contractually past due three months or more as to principal or interest payments	19,643	20,171	*181,720*
Restructured loans	47,231	58,924	*530,847*
Total	¥137,633	¥170,429	*$1,535,396*

Loans in legal bankruptcy are loans in which accruals of interest are discontinued (excluding the portion recognized as bad debts), based on management's judgment as to the collectibility of principal or interest resulting from the past due payment of interest or principal and other factors. Allowance for claims in bankruptcy is stated at such amount less net realizable value of collateral.

Nonaccrual loans are loans in which accruals of interest are discontinued, and those other than loans in legal bankruptcy as well as loans receiving regular payments in case of granting deferral of interest payment to the debtors in financial difficulties to assist them in their recovery.

Accruing loans contractually past due three months or more as to principal or interest payments are loans for which payments of principal or interest have not been received for a period of three months or more beginning with the next business day following the last due date for such payments. Loans classified as loans in legal bankruptcy and nonaccrual loans are excluded from accruing loans contractually past due three months or more.

Restructured loans are loans on which creditors grant concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, waiver of the face amount, or other concessive measures) to the debtors in financial difficulties to assist them in their recovery and eventually enable them to pay creditors. Loans classified as loans in legal bankruptcy, nonaccrual loans and accruing loans contractually past due three months or more are excluded.

The securitized loans, which were not recognized on the balance sheets, amounted to ¥142,857 million and ¥119,744 million ($1,078,775 thousand) at September 30, 2003 and 2004, respectively.

At September 30, 2003 and 2004, AIFUL had the balances related to revolving loan contracts of ¥1,470,575 million and ¥1,617,571 million ($14,572,712 thousand), respectively, whereby a commitment is set up for each loan customer and AIFUL is obligated to advance funds up to a predetermined amount upon request. At September 30, 2003 and 2004, the balances of unadvanced commitments were ¥4,448,620 million and ¥4,953,119 million ($44,622,694 thousand), respectively. The loan contracts contain provisions that allow AIFUL to reduce the contract amount of the commitment or refuse to advance funds to loan customers under certain conditions.

5. INSTALLMENT ACCOUNTS RECEIVABLE

Installment accounts receivable and unearned income (included in other current liabilities) at September 30, 2003 and 2004, consisted of the following:

	September 30,					
	2003		2004			
	Receivables	Unearned income	Receivables	Unearned income	*Receivables*	*Unearned income*
	(Millions of yen)				*(Thousands of U.S. dollars)*	
Credit card shopping loans	¥ 68,962	¥ 420	¥ 74,636	¥ 374	*$ 627,397*	*$ 3,369*
Per-item shopping loans	171,649	8,753	187,514	11,424	*1,689,315*	*102,919*
Other	1	-	-	-	-	-
Total	¥240,612	¥9,173	¥262,150	¥11,798	*$2,361,712*	*$106,288*
Off-balance sheet securitized installment accounts receivable	(97,868)	-	(94,034)	-	*(847,153)*	-
Net	¥142,744	¥9,173	¥168,116	¥11,798	*$1,514,559*	*$106,288*

In addition, AIFUL has unearned income of ¥137 million and ¥50 million ($450 thousand) at September 30, 2003 and 2004, respectively, related to loans other than those shown in the above table.

The securitized installment accounts receivable, which were not recognized on the balance sheets, amounted to ¥97,868 million and ¥94,034 million ($847,153 thousand) at September 30, 2003 and 2004.

6. Loan guarantees and obligations under loan guarantees

AIFUL, as guarantor, recorded loan guarantees as a contra account of obligations under loan guarantees. Unearned income relating to loan guarantees was ¥521 million and ¥364 million ($3,279 thousand) at September 30, 2003 and 2004, respectively.

7. Inventories

Inventories at September 30, 2003 and 2004 consisted of the following:

	2003	2004	September 30, 2004
	(Millions of yen)		*(Thousands of U.S. dollars)*
Property for sale	¥519	¥ 174	*$ 1,568*
Supplies	178	1,639	*14,765*
Total	¥697	¥1,813	*$16,333*

8. Marketable and investment securities

Marketable and investment securities as of September 30, 2003 and 2004 consisted of the following:

	2003	2004	September 30, 2004
	(Millions of yen)		*(Thousands of U.S. dollars)*
Current:			
Government and corporate bonds	¥ 10	-	-
Non-current:			
Equity securities	¥12,379	¥14,326	*$129,063*
Government and corporate bonds	120	-	-
Other	1,500	1,500	*13,514*
Total	¥13,999	¥15,826	*$142,577*

Information on the marketable securities classified as available-for-sale at September 30, 2003 and 2004 was as follows:

	September 30, 2003			
	Cost	Unrealized gains	Unrealized losses	Fair value
	(Millions of yen)			
Available-for-sale:				
Equity securities	¥6,310	¥3,328	¥454	¥9,184
Debt securities	130			130
	¥6,440	¥3,328	¥454	¥9,314

	September 30, 2004			
	Cost	Unrealized gains	Unrealized losses	Fair value
	(Millions of yen)			
Available-for-sale:				
Equity securities	¥6,427	¥6,616	¥221	¥12,822

	September 30, 2004			
	Cost	*Unrealized gains*	*Unrealized losses*	*Fair value*
	(Thousands of U.S. dollars)			
Available-for-sale:				
Equity securities	*$57,901*	*$59,604*	*$1,991*	*$115,514*

Available-for-sale securities whose fair value is not readily determinable as of September 30, 2003 and 2004 were as follows:

	September 30,		
	2003	2004	*2004*
	Carrying amount		
	(Millions of yen)		*(Thousands of U.S. dollars)*
Available-for-sale:			
Equity securities	¥3,195	¥1,504	*$13,549*
Other	1,500	1,500	*13,514*
Total	¥4,695	¥3,004	*$27,063*

Proceeds from sales of available-for-sale securities for the six months ended September 30, 2003 and 2004 were ¥2,148 million and ¥671 million ($6,045 thousand), respectively. Gross realized gains on these sales, computed on the moving average cost basis, for the six months ended

September 30, 2003 and 2004 were ¥499 million and ¥350 million ($3,153 thousand), respectively, and gross realized losses for the six months ended September 30, 2003 and 2004 were ¥44 million and ¥2 million ($18 thousand), respectively.

9. Short-term borrowings and long-term debt

Short-term borrowings at September 30, 2003 and 2004 consisted of the following:

			September 30,
	2003	2004	2004
	(Millions of yen)		*(Thousands of U.S. dollars)*
Commercial paper, 0.15% to 0.20%	-	¥10,000	*$ 90,090*
Loans from banks, 0.70% to 1.65% (0.80% to 1.70% at September 30, 2003)	¥21,006	18,000	*162,162*
Loans from other financial institutions, 1.48% (1.48% at September 30, 2003)	6,000	8,000	*72,072*
Other (principally from leasing and factoring companies), 1.90% to 2.75% (2.05% to 2.85% at September 30, 2003)	34,732	41,925	*377,703*
Total	¥61,738	¥77,925	*$702,027*

AIFUL Corporation and consolidated subsidiaries
Notes to interim consolidated financial statements (unaudited) (continued)
Six months ended September 30, 2003 and 2004

Long-term debt at September 30, 2003 and 2004 consisted of the following:

	2003	2004	*September 30, 2004*
	(Millions of yen)		*(Thousands of U.S. dollars)*
Loans from banks, 0.68% to 4.20%, due serially to 2009 (1.10% to 3.63%, due serially to 2008 at September 30, 2003)	¥ 535,440	¥ 666,034	*$ 6,000,306*
Loans from other financial institutions, 1.45% to 4.00%, due serially to 2009 (1.35% to 4.20%, due serially to 2008 at September 30, 2003)	238,006	237,756	*2,141,946*
Syndicated loans, 0.93% to 2.02%, due serially to 2009 (0.89% to 1.87%, due serially to 2009 at September 30, 2003)	87,002	107,229	*966,027*
Unsecured 2.00% yen straight bonds, due 2003 at September 30, 2003	10,000	-	-
Unsecured 2.09% to 2.30% yen straight bonds, due 2004 (2.00% to 2.53% at September 30, 2003)	135,000	60,000	*540,541*
Unsecured 0.80% to 2.00% yen straight bonds, due 2005 (0.80% to 2.00% at September 30, 2003)	80,000	80,000	*720,721*
Unsecured 1.30% to 3.27% yen straight bonds, due 2006 (1.30% to 3.27% at September 30, 2003)	78,500	78,500	*707,207*
Unsecured 1.66% to 2.51% yen straight bonds, due 2007 (1.66% to 2.51% at September 30, 2003)	43,000	43,000	*387,387*
Unsecured 1.07% to 2.48% yen straight bonds, due 2008 (1.62% to 2.48% at September 30, 2003)	30,000	50,000	*450,450*
Unsecured 1.03% to 3.28% yen straight bonds, due 2009 (1.98% to 3.28% at September 30, 2003)	28,000	58,000	*522,523*
Unsecured 1.25% to 3.00% yen straight bonds, due 2010 (1.25% to 3.00% at September 30, 2003)	30,000	30,000	*270,270*
Unsecured 1.58% yen straight bonds, due 2011	-	10,000	*90,090*
Unsecured 1.74% yen straight bonds, due 2013 (1.74% at September 30, 2003)	10,000	10,000	*90,090*
Unsecured variable rate Euro-yen straight bonds, due 2006 (1.80% at September 30, 2003 and 2004)	12,500	12,500	*112,613*
Unsecured 0.86% medium-term notes, due 2005	4,000	4,000	*36,036*
Unsecured 2.21% medium-term notes, due 2007	1,000	1,000	*9,009*
Unsecured 3.00% medium-term notes, due 2008	3,000	3,000	*27,027*
Unsecured 3.50% medium-term notes, due 2015	15,000	15,000	*135,135*
Other (principally from leasing and factoring companies), 0.79% to 3.50%, due serially to 2010 (0.85% to 4.35%, due serially to 2008 at September 30, 2003)	137,765	113,173	*1,019,577*
Total	1,478,213	1,579,192	*14,226,955*
Less current portion	(475,812)	(564,357)	*(5,084,297)*
Long-term debt, less current portion	¥1,002,401	¥1,014,835	*$ 9,142,658*

The aggregate annual maturities of long-term debt at September 30, 2004 were as follows:

Six Months Ended September 30	(Millions of yen)	*(Thousands of U.S. dollars)*
2005	¥ 564,357	*$ 5,084,297*
2006	447,572	*4,032,180*
2007	272,253	*2,452,730*
2008	123,510	*1,112,703*
2009	87,960	*792,432*
2010 and thereafter	83,540	*752,613*
Total	¥1,579,192	*$14,226,955*

At September 30, 2004, the following assets were pledged as collateral for short-term borrowings and long-term debt (including current portion of long-term debt):

	(Millions of yen)	*(Thousands of U.S. dollars)*
Time deposits	¥ 546	*$ 4,919*
Loans	885,865	*7,980,766*
Installment accounts receivable	51,508	*464,036*
Property for sale	118	*1,063*
Property, plant and equipment, net of accumulated depreciation	2,422	*21,820*
Other assets	25	*225*
Total	¥940,484	*$8,472,829*
Related liabilities:		
Short-term borrowings	¥ 47,880	*$ 431,351*
Long-term debt (including current portion of long-term debt)	621,217	*5,596,550*
Trade accounts payable	186	*1,676*
Total	¥669,283	*$6,029,577*

The above table includes loans related to securitized loans of ¥356,744 million ($3,213,910 thousand), and related liabilities (long-term debt including current portion) of ¥136,106 million ($1,226,180 thousand).

In addition, if requested by lending financial institutions, AIFUL has committed to pledge collateral for loans other than those shown in the above table. At September 30, 2004, related liabilities for which lending financial institutions can request AIFUL to pledge collateral consisted of the following:

	(Millions of yen)	*(Thousands of U.S. dollars)*
Long-term debt (including current portion of long-term debt) . . .	¥157,298	*$1,417,099*

At September 30, 2004, other current assets amounting to ¥4,332 million ($39,027 thousand) were pledged as collateral for the interest rate swap contracts.

10. Shareholders' equity

Japanese companies are subject to the Japanese Commercial Code (the "Code"). The Code requires that all shares of common stock are recorded with no par value and at least 50% of the issue price of new shares is now required to be recorded as common stock and the remaining net proceeds as additional paid in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without being considered as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid in capital equals 25% of common stock. The amount of total additional paid in capital and legal reserve that exceeds 25% of common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid in capital and legal reserve to common stock by resolution of the Board of Directors.

The Code allows Japanese companies to repurchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The repurchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at a general shareholders' meeting.

The amount of retained earnings available for dividends under the Code was ¥340,495 million ($3,067,523 thousand) as of September 30, 2004, based upon the amount recorded in the parent company's general books of account. In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

At the Shareholders' General Meeting held on June 27, 2001, the Company's shareholders approved the stock option plan for the Company's directors and key employees.

The plan provides for granting options to directors and key employees to purchase up to 139 thousand shares of the Company's common stock as of September 30, 2004. The options were granted to purchase common stock at ¥9,579. The stock options are exercisable from July 1, 2003 to June 30, 2006. The Company issues acquired treasury stock upon exercise of the stock options.

At the Shareholders' General Meeting held on June 26, 2003, the Company's shareholders approved that the Company is authorized to purchase treasury stock of the Company up to 9 million shares (aggregate amount of ¥90,000 million) in the period from the closing of this Shareholders' General Meeting to that of the next Shareholders' General Meeting. The Company did not repurchase shares of the Company's common stock under this plan.

At the Shareholders' General Meeting held on June 25, 2004, the Company's shareholders approved the stock option plan for the Company's and subsidiaries' directors and key employees. The plan provides for granting options to purchase up to 300 thousand shares of the Company's common stock as of September 30, 2004. The options were granted to purchase common stock at the higher of 103% of the average fair market price for the preceding month of the grant, or the fair market price at the time of grant. The stock options are exercisable from July 1, 2006 to June 30, 2009. Pursuant to the revision of the Japanese Commercial Code, the Company revised its articles of incorporation as the Company could repurchase its common stock as treasury stock by resolution of the Board of Directors.

11. Related party transactions

The balance due from an unconsolidated subsidiary at September 30, 2003 and 2004 was as follows:

	September 30,		
	2003	2004	*2004*
	(Millions of yen)		*(Thousands of U.S. dollars)*
Advances to an unconsolidated subsidiary	¥3,786	¥154	*$1,387*

12. Leases

The Group leases vehicles, computer equipment, furniture and fixtures, office space and other assets.

AIFUL Corporation and consolidated subsidiaries
Notes to interim consolidated financial statements (unaudited) (continued)
Six months ended September 30, 2003 and 2004

Total rental expenses including lease payments under finance leases, for the six months ended September 30, 2003 and 2004 were as follows:

	Total rental expenses	Leases payments under finance leases	*Total rental expenses*	*Leases payments under finance leases*
	(Millions of Yen)		*(Thousands of U.S. dollars)*	
Six months ended September 30:				
2003	¥12,137	¥3,482	-	-
2004	12,331	3,185	*$111,090*	*$28,694*

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligations under finance leases, depreciation expense, and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the six months ended September 30, 2003 and 2004 were as follows:

	As of September 30, 2003			As of September 30, 2004		
	Machinery and equipment	Building and structures	Total	Machinery and equipment	Building and structures	Total
	(Millions of yen)					
Acquisition cost	¥27,840	¥9	¥27,849	¥23,501	¥9	¥23,510
Accumulated depreciation	16,981	-	16,981	14,566	2	14,568
Net leased property	¥10,859	¥9	¥10,868	¥ 8,935	¥7	¥ 8,942

	As of September 30, 2004		
	Machinery and equipment	*Building and structures*	*Total*
	(Thousands of U.S. dollars)		
Acquisition cost	*$211,721*	*$81*	*$211,802*
Accumulated depreciation	*131,225*	*18*	*131,243*
Net leased property	*$ 80,496*	*$63*	*$ 80,559*

Obligations under finance leases:

	2003	2004	September 30, 2004
	(Millions of yen)		*(Thousands of U.S. dollars)*
Due within one year	¥ 5,390	¥4,721	*$42,532*
Due after one year	6,191	4,250	*38,288*
Total	¥11,581	¥8,971	*$80,820*

Depreciation expense and interest expense, which are not reflected in the accompanying consolidated statements of income, computed under a straight-line method and the interest method, respectively for the six months ended September 30, 2003 and 2004 were as follows:

	2003	2004	September 30, 2004
	(Millions of yen)		*(Thousands of U.S. dollars)*
Depreciation expense	¥3,368	¥2,985	*$26,892*
Interest expense	119	135	*1,216*

The minimum rental commitments under noncancellable operating leases at September 30, 2003 and 2004 were as follows:

	2003	2004	September 30, 2004
	(Millions of yen)		*(Thousands of U.S. dollars)*
Due within one year	¥107	¥101	*$ 910*
Due after one year	272	175	*1,577*
Total	¥379	¥276	*$2,487*

13. Derivatives

AIFUL enters into interest rate swap and interest rate cap contracts as a means of managing its interest rate exposures on certain liabilities.

Such derivative transactions are entered into to hedge interest exposures incorporated within its business. Accordingly, market risk in these derivatives is theoretically offset by opposite movements in the value of hedged liabilities. AIFUL does not hold or issue derivatives for trading and speculative purposes.

Because the counterparties to these derivatives are limited to major financial institutions, AIFUL does not anticipate any losses arising from credit risk.

Derivative transactions entered into by AIFUL have been made in accordance with internal policies, which regulate the authorization and credit limit amount.

AIFUL had no derivative instruments to be disclosed as market value information. Interest rate swap and cap agreements which qualify for hedge accounting and meet specific matching criteria are excluded from disclosure of market value information.

AIFUL Corporation and consolidated subsidiaries
Notes to interim consolidated financial statements (unaudited) (continued)
Six months ended September 30, 2003 and 2004

14. Net income per share

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the six months ended September 30, 2003 and 2004 is as follows:

	Net income	Weighted average shares	EPS	
	(Millions of yen)	(Thousands of shares)	(Yen)	*(U.S. dollars)*
For the six-months ended September 30, 2003				
Basic EPS				
Net income available to common shareholders	¥27,589	94,468	¥292.04	
For the six-months ended September 30, 2004				
Basic EPS				
Net income available to common shareholders	¥32,715	94,502	¥346.18	*$3.12*
Effect of Dilutive Securities				
Stock Options	-	16	-	-
Diluted EPS				
Net income for computation	¥32,715	94,518	¥346.12	*$3.12*

Diluted EPS for the six months ended September 30, 2003 is not disclosed because it is anti-dilutive.

15. Subsequent events

On November 4, 2004, the Board of Directors of the Company resolved to pay interim cash dividends to shareholders of record on September 30, 2004 as follows:

	Millions of yen	*Thousands of U.S. dollars*
Cash dividends, ¥30 ($0.27) per share	¥2,836	*$25,550*

16. Segment information

Most of AIFUL's business is related to a single segment, lending. AIFUL does not operate outside Japan. Accordingly, information about industry and geographic segments was not presented.

Registered head office of the Company

AIFUL Corporation
381-1, Takasagocho, Gojo-agaru,
Karasumadori, Shimogyo-ku
Kyoto, Japan

Trustee, registrar and paying agent
JPMorgan Chase Bank, N.A.
4 New York Plaza, 15th Floor
New York, New York 10004
United States of America

London paying agent
JPMorgan Chase Bank, N.A., London Branch
Trinity Tower
9 Thomas More Street
London E1W 1 YT
United Kingdom

Legal advisers

To the Company as to Japanese law
Nagashima Ohno & Tsunematsu
Kioicho Building
3-12, Kioicho
Chiyoda-ku, Tokyo, Japan

To the Initial Purchasers as to U.S. law
Davis Polk & Wardwell
Izumi Garden Tower 33F
1-6-1 Roppongi
Minato-ku, Tokyo, Japan

Independent auditors

Deloitte Touche Tohmatsu
(a Japanese member firm of
Deloitte Touche Tohmatsu, Swiss Verein)
Sumitomoseimei Kyoto Building
62, Tsukihoko-cho, Shinmachi-higashiiru
Shijo-Dori, Shimogyo-ku
Kyoto, Japan

Shimbashi & Co.
Nihonseimei Yodoyabashi Building, 5th Floor
3-5-29 Kitahama
Chuo-ku, Osaka
Japan

Authorized adviser

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y SAJ
United Kingdom

AIFUL CORPORATION